Filed pursuant to Rule 424(b)(3)
Registration No. 333-204732

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

June 30, 2015

Dear Fellow Stockholder:

We cordially invite you to attend the postponed annual meeting of stockholders of Cyan, Inc., a Delaware corporation, which we refer to as Cyan, to be held on July 31, 2015, at 8:00 a.m., local time. As previously announced, Cyan and Ciena Corporation, a Delaware corporation, which we refer to as Ciena, have entered into an Agreement and Plan of Merger, dated as of May 3, 2015, as amended on June 2, 2015, which we refer to as the merger agreement. Pursuant to the terms of the merger agreement, a subsidiary of Ciena will merge with and into Cyan, with Cyan surviving the merger as a wholly owned subsidiary of Ciena, and thereafter Cyan will merge with and into Ciena.

If the merger contemplated by the merger agreement is completed, holders of Cyan common stock will be entitled to receive, for each share of Cyan common stock that they own, merger consideration having a value at closing of 0.224 shares of Ciena common stock, which we refer to as the aggregate exchange ratio, consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the New York Stock Exchange, which we refer to as the NYSE, on the last trading day prior to closing. Based on the closing price of $21.29 of Ciena common stock on the NYSE on May 1, 2015, the last business day before public announcement of the merger agreement, the total value of the cash and stock consideration to be paid in the merger represented approximately $4.77 per share of Cyan common stock. As of such date, this represented a premium of approximately 31% to the closing price of Cyan common stock of $3.65 on the NYSE on May 1, 2015.

Based on the closing price of $25.04 of Ciena common stock on the NYSE on June 24, 2015, the latest practicable date before the date of this proxy statement/prospectus, the total value of the merger consideration represented approximately $5.61 per share of Cyan common stock. However, the value of the merger consideration will fluctuate with the market price of Ciena common stock and will not be known at the time the Cyan stockholders vote on the merger. Ciena common stock is listed on the NYSE under the trading symbol “CIEN,” and we encourage you to obtain quotes for the Ciena common stock.

Under the General Corporation Law of the State of Delaware, the approval of Cyan stockholders must be obtained before effecting the merger and the other transactions contemplated by the merger agreement. Based on the estimated number of shares of Cyan and Ciena common stock that will be outstanding immediately prior to the closing of the merger, we currently estimate that, upon closing, existing Ciena stockholders will own approximately 91.8% of the outstanding shares of Ciena common stock and former Cyan stockholders will own approximately 8.2% of the outstanding shares of Ciena common stock.

At the postponed annual meeting of Cyan stockholders, Cyan stockholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) the election of three nominees for Class II directors to the Cyan board, (iii) a proposal to approve certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of its 8.0% convertible senior secured notes due 2019 and exercise of related warrants issued in December 2014, (iv) a proposal to approve certain issuances of Cyan common stock to certain affiliated holders upon conversion of its 8.0% convertible senior secured notes due 2019 and exercise of related warrants issued in December 2014, (v) a proposal to ratify the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for its fiscal year ending December 31, 2015 and (vi) a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the proposals described in the preceding clauses (iii) and (iv), which we refer to as the NYSE share issuance proposals, or adoption of the merger agreement.

The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting vote to adopt the merger agreement. In addition, Ciena’s obligation to consummate the merger is subject to the holders of at least a majority of the shares present or represented by proxy at the meeting and entitled to vote on the NYSE share issuance proposals at the meeting voting to approve the proposals (which is the equivalent of the NYSE stockholder approval policy requirement that a majority of votes cast must vote in favor). A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the adoption of the merger agreement, and an abstention will have the same effect as a vote “AGAINST” the NYSE share issuance proposals while a failure to vote or a broker non-vote will have no effect on the outcome of the NYSE share issuance proposals.

Certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, who collectively control approximately 40% of the voting power of the outstanding shares of Cyan common stock entitled to be cast at the postponed annual meeting, have entered into voting agreements with Ciena that obligate them to vote in favor of the proposals to adopt the merger agreement and approve the NYSE share issuance proposals, subject to certain exceptions and limitations described in the accompanying proxy statement/prospectus under “The Voting Agreements—Voting”.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the postponed annual meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the postponed annual meeting.

The Cyan board of directors has unanimously approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cyan and its stockholders to enter into the merger agreement and to consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Cyan stockholders, and recommended that the Cyan stockholders vote to adopt the merger agreement. The Cyan board of directors has also unanimously approved and recommended that Cyan stockholders vote to adopt the NYSE share issuance proposals. ACCORDINGLY, THE CYAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CYAN STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, “FOR” THE NYSE SHARE ISSUANCE PROPOSALS AND “FOR” EACH OTHER PROPOSAL PRESENTED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. In considering the recommendations of the Cyan board of directors, you should be aware that certain directors and executive officers of Cyan will have interests in the merger and the NYSE share issuance proposals that may be different from, or in addition to, the interests of Cyan stockholders generally. See the section entitled “Interests of Cyan’s Directors and Executive Officers in the Merger” beginning on page 141 of the accompanying proxy statement/prospectus.

We urge you to read the proxy statement/prospectus and the Annexes and the documents incorporated by reference carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus. If you have any questions regarding this proxy statement/prospectus, you may contact Okapi Partners LLC, Cyan’s proxy solicitor, by calling toll-free at (855) 305-0855.

On behalf of the board of directors of Cyan, thank you for your consideration and continued support. We look forward to the successful completion of the merger.

Sincerely,

Mark A. Floyd

Chairman and Chief Executive Officer

Cyan, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated June 30, 2015 and is first being mailed to Cyan stockholders on or about July 1, 2015.

CYAN, INC.

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

NOTICE OF POSTPONED ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 8:00 a.m., Local Time on July 31, 2015

Dear Fellow Stockholder:

You are cordially invited to attend the postponed annual meeting of stockholders of Cyan, Inc., which we refer to as Cyan, on July 31, 2015, at 8:00 a.m., local time, at Cyan’s headquarters, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, to vote on the following matters:

1.	a proposal to adopt the Agreement and Plan of Merger, dated as of May 3, 2015, as amended by Amendment No. 1 thereto on June 2, 2015, and as may be further amended from time to time, which we refer to as the merger agreement, among Ciena Corporation, which we refer to as Ciena, Neptune Acquisition Subsidiary, Inc., a subsidiary of Ciena, and Cyan, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part;

2.	election of three nominees for Class II directors to the Cyan board;

3.	a proposal to approve certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of its 8.0% convertible senior secured notes due 2019, which we refer to as the convertible notes, and exercise of related warrants issued in December 2014;

4.	a proposal to approve certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014;

5.	a proposal to ratify the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for its fiscal year ending December 31, 2015;

6.	a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or proposals 3 and 4, which we refer to as the NYSE share issuance proposals; and

7.	such other business as may properly come before the meeting or any adjournments or postponements thereof.

Your proxy is being solicited by the Cyan board of directors. The Cyan board of directors has unanimously approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cyan and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Cyan stockholders, and recommended that the Cyan stockholders vote to adopt the merger agreement.

The Cyan board of directors unanimously recommends that Cyan stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the election of the three nominees as Class II directors of the Cyan board;

•	“FOR” approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the convertible notes and exercise of related warrants;

•	“FOR” approval of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants;

•	“FOR” the proposal to ratify Ernst & Young LLP as Cyan’s independent registered public accounting firm for its fiscal year ending December 31, 2015; and

•	“FOR” the proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

The Cyan board of directors has fixed the close of business on June 25, 2015 as the record date for determination of Cyan stockholders entitled to receive notice of, and to vote at, the Cyan stockholders’ postponed annual meeting or any adjournments or postponements thereof. Only holders of record of Cyan common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Cyan stockholders’ postponed annual meeting. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting vote to adopt the merger agreement, and Ciena’s obligation to consummate the merger is subject to the holders of at least a majority of the shares present or represented by proxy at the meeting and entitled to vote on the NYSE share issuance proposals at the meeting voting to approve such proposals (which is the equivalent of the NYSE stockholder approval policy requirement that a majority of votes cast must vote in favor). A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the adoption of the merger agreement. For the NYSE share issuance proposals and the proposal regarding adjournment of the meeting, an abstention will have the same effect as a vote “AGAINST” the adoption of the proposals, while a failure to vote and a broker non-vote will have no effect on the outcome of the proposals.

It is important that your shares be represented at the postponed annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to submit your proxy by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided. Registered stockholders may submit a proxy (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered stockholders who attend the meeting may vote their shares personally even if they previously have submitted a proxy.

All stockholders are cordially invited to attend the meeting in person. You will find a map with directions to the postponed annual meeting on the final page of the proxy statement/prospectus. However, to ensure your representation at the meeting, you are urged to mark, sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope for that purpose. Any stockholder attending the meeting may vote in person even if he or she has returned a proxy. However, if your shares are held in the name of a bank, broker, or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the postponed annual meeting. Stockholders may have a choice of submitting a proxy over the Internet or by telephone, in which case instructions are printed on the proxy card sent to you.

We appreciate your continued support of Cyan, Inc. and look forward to your attendance at the postponed annual meeting or receiving your proxy.

By order of the Board of Directors,

Kenneth M. Siegel, Secretary

Petaluma, California

June 30, 2015

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Cyan, Inc., which we refer to as Cyan, and Ciena Corporation, which we refer to as Ciena, from other documents that Cyan and Ciena have filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Cyan, without charge, by written or telephonic request directed to Cyan, Inc., Attention: Corporate Secretary, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, Telephone (707) 735-2300; or Okapi Partners LLC, which we refer to as Okapi, Cyan’s proxy solicitor, by calling toll-free at (855) 305-0855. Banks, brokerage firms, and other nominees may call Okapi collect at (212) 297-0720.

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Ciena, without charge, by written or telephonic request directed to Ciena Corporation, 7035 Ridge Road, Hanover, Maryland 21076, Attention: Corporate Secretary, Telephone (410) 694-5700; or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the postponed annual meeting of Cyan stockholders to be held on July 31, 2015, you must request the information no later than five business days prior to the date of the postponed annual meeting, or July 24, 2015.

We are not incorporating the contents of the websites of the SEC, Cyan, Ciena or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Ciena (File No. 333-204732), constitutes a prospectus of Ciena under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of common stock of Ciena to be issued to Cyan stockholders pursuant to the Agreement and Plan of Merger, dated as of May 3, 2015, by and among Cyan, Ciena and Neptune Acquisition Subsidiary, Inc., which we refer to as Merger Sub, as amended by Amendment No. 1 thereto, dated June 2, 2015, and as it may be further amended from time to time, which we refer to as the merger agreement. This document also constitutes a proxy statement of Cyan under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the postponed annual meeting, at which Cyan stockholders will be asked to vote on: (i) a proposal to adopt the merger agreement; (ii) the election of three nominees for Class II directors to the Cyan board of directors, which we refer to as the Cyan board; (iii) a proposal to approve certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of its convertible notes and exercise of related warrants; (iv) a proposal to approve certain issuances of Cyan common stock to certain affiliated holders upon conversion of convertible notes and exercise of related warrants; (v) a proposal to ratify the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for its fiscal year ending December 31, 2015; and (vi) a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the proposals described in clauses (iii) and (iv) above.

Ciena has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Ciena, and Cyan has supplied all such information relating to Cyan.

Ciena and Cyan have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus, and neither Ciena nor Cyan takes any responsibility for any other information that others may give you. This proxy statement/prospectus is dated June 30, 2015, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Cyan stockholders nor the issuance by Ciena of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

i

Page
Solicitation of Proxies	60
Adjournments	60
Proposal No. 1—Adoption of the Merger Agreement	60
Proposal No. 2—Election of Class II Directors	61
Proposal No. 3—Approval of Certain Issuances of Cyan Common Stock upon Conversion of Cyan’s Convertible Notes and Exercise of the Related Warrants	61
Proposal No. 4—Approval of Certain Issuances of Cyan Common Stock to Affiliates upon Conversion of Cyan’s Convertible Notes and Exercise of the Related Warrants	61
Proposal No. 5—Ratification of Appointment of Independent Registered Public Accounting Firm	62
Proposal No. 6—Adjournment	62
THE PARTIES TO THE MERGER	63
PROPOSAL No. 1—PROPOSAL TO ADOPT THE MERGER AGREEMENT	65
THE MERGER	65
Per Share Merger Consideration	65
Background of the Merger	65
Recommendations of the Cyan Board; Cyan’s Reasons for the Merger	88
Opinions of Cyan’s Financial Advisors	92
Other Factors	106
Cyan Management Projections	108
Ciena’s Reasons for the Merger	110
Financing of the Merger	112
Closing and Effective Time	112
Regulatory Approvals	113
Federal Securities Law Consequences	113
Accounting Treatment	114
NYSE Listing	114
Delisting and Deregistration of Cyan Common Stock	114
Litigation Related to the Merger	114
THE MERGER AGREEMENT	115
Explanatory Note Regarding the Merger Agreement	115
Effects of the Merger; Merger Consideration	115
Adjustments to Prevent Dilution	116
Potential Adjustment to Merger Consideration	116
Treatment of Cyan Stock Options and Other Stock-Based Awards	116
Exchange and Payment Procedures	117
Distributions and Dividends after the Effective Time	118
No Transfers Following the Effective Time	118
Fractional Shares	118
Withholding Taxes	118
Appraisal Rights	118
Representations and Warranties	119
Conduct of Business Prior to Effective Time	122
No Solicitation or Negotiation of Takeover Proposals	125
No Change in Recommendations	127
Limits on Release of Standstill and Confidentiality	128
Certain Permitted Disclosure	128
Cyan Stockholder Meeting	128
Efforts to Complete the Merger; Regulatory Approvals	129
Employee Benefits	130
Financing of the Merger	130
Treatment of Cyan Warrants and Convertible Notes	130

Page
Indemnification and Insurance	131
Other Covenants and Agreements	132
Conditions to Completion of the Merger	132
Termination of the Merger Agreement	134
Termination Fees and Expenses	135
Expenses	136
Amendments, Extensions and Waivers	136
Remedies	136
No Third Party Beneficiaries	137
THE VOTING AGREEMENTS	138
Explanatory Note Regarding the Voting Agreements	138
Voting	138
Prohibition on Transfers	139
Irrevocable Proxy	139
No Solicitation	139
Waiver of Appraisal Rights	140
Termination	140
INTERESTS OF CYAN’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	141
PROPOSAL NO. 2—ELECTION OF DIRECTORS	151
General	151
Nominees for Class II Directors	151
Information Regarding the Board of Directors and Director Nominees	152
Nominees for Director	152
Continuing Directors	153
Vote Required	154
PROPOSAL NO. 3—APPROVAL OF CERTAIN ISSUANCES OF CYAN COMMON STOCK IN EXCESS OF 20% OF CYAN’S OUTSTANDING SHARES UPON CONVERSION OF CYAN’S OUTSTANDING CONVERTIBLE NOTES AND EXERCISE OF RELATED WARRANTS ISSUED DECEMBER 2014	155
Background with Respect to the Offering and this Proposal	155
Reason for the Offering	156
Summary of Terms of the Convertible Notes and Warrants	157
NYSE Stockholder Approval Requirements and Consequences of No Approval	160
Vote Required	161
PROPOSAL NO. 4—APPROVAL OF CERTAIN ISSUANCES OF CYAN’S COMMON STOCK TO CERTAIN AFFILIATED HOLDERS UPON CONVERSION OF CYAN’S OUTSTANDING CONVERTIBLE NOTES AND EXERCISE OF RELATED WARRANTS ISSUED DECEMBER 2014	162
Background with Respect to the Offering and this Proposal	162
NYSE Stockholder Approval Requirements and Consequences of No Approval	162
Vote Required	163
PROPOSAL NO. 5—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	164
General	164
Fees Paid to the Independent Registered Public Accounting Firm	164
Auditor Independence	164
Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm	165
Vote Required	165
PROPOSAL NO. 6—ADJOURNMENT OF THE POSTPONED ANNUAL MEETING	166

Annex A	Agreement and Plan of Merger, dated as of May 3, 2015, by and among Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc., and Amendment No. 1 thereto, dated June 2, 2015	A-1
Annex B	Form of Voting Agreement	B-1
Annex C	Opinion of Jefferies LLC	C-1
Annex D	Opinion of Houlihan Lokey Capital, Inc.	D-1
Annex E	Delaware General Corporation Law, Section 262	E-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE POSTPONED ANNUAL MEETING

The following questions and answers are intended to provide brief answers to some commonly asked questions regarding the merger, the merger agreement, the voting agreements dated May 3, 2015 between Ciena and certain Cyan officers and directors and affiliated stockholders, which we refer to as the voting agreements, and the postponed annual meeting. These questions and answers may not address all questions that may be important to you as a Cyan stockholder. Please refer to the section entitled “Summary” beginning on page 13 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:	You are receiving this document because you were a stockholder of record of Cyan on the record date for the postponed annual meeting, which we refer to as the record date. The annual meeting was postponed from its original date, and a new record date was established, because since the time the original meeting was called Ciena agreed to acquire Cyan under the terms of the merger agreement, which are described in this proxy statement/prospectus. The Cyan board of directors determined to postpone the previously scheduled annual meeting and combine the matters to be voted on at that meeting with the vote to adopt the merger agreement at a single meeting. If the proposal to adopt the merger agreement is approved by Cyan stockholders and the other conditions to closing under the merger agreement are satisfied or waived, Merger Sub will be merged with and into Cyan, with Cyan surviving the merger as a wholly owned subsidiary of Ciena, which we refer to as the merger, and Cyan will then be merged into Ciena, which we refer to as the second step merger. As a result of the merger, Cyan will no longer be a public company. Following the merger, the common stock of Cyan will be delisted from the New York Stock Exchange, which we refer to as the NYSE, and deregistered under the Exchange Act, and Cyan will no longer be required to file periodic reports with the SEC in respect of Cyan common stock.

This proxy statement/prospectus serves as the proxy statement through which Cyan is soliciting proxies to obtain the necessary stockholder approval for the merger and other matters before the postponed annual meeting. It also serves as the prospectus by which Ciena will issue shares of Ciena common stock to pay the stock portion of the merger consideration, and to issue shares of Ciena common stock upon the exercise or conversion of Cyan’s outstanding 8.0% convertible senior secured notes, Cyan’s outstanding warrants and Cyan’s equity awards, each to the extent exercised or converted.

Cyan is holding the postponed annual meeting to ask its stockholders to vote on a proposal to adopt the merger agreement. Cyan stockholders are also being asked to vote on a proposal to approve the election of three nominees to the Cyan board, the NYSE share issuance proposals and the other matters described in this proxy statement/prospectus.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, the voting agreements, a form of which is attached as Annex B, and the postponed annual meeting. Cyan stockholders should read this information carefully and in its entirety. The enclosed proxy materials allow Cyan stockholders to submit their proxy without attending the postponed annual meeting in person.

Q:	What am I being asked to vote on at the postponed annual meeting?

A:	You are being asked to vote upon:

•	a proposal to adopt the merger agreement;

•	the election of three nominees for Class II directors to hold office until the 2018 annual meeting of stockholders or until their successors are duly elected and qualified, subject to earlier resignation or removal;

•	the approval, as required by NYSE Listed Company Rule 312.03(c), of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of Cyan’s 8.0% convertible senior secured notes due 2019, which we refer to as the convertible notes, and exercise of related warrants, which we refer to as the warrants, issued in December 2014;

•	the approval, as required by NYSE Listed Company Rule 312.03(b), of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014 which, together with the immediately preceding proposal we refer to as the NYSE share issuance proposals;

•	the ratification of the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for Cyan’s fiscal year ending December 31, 2015;

•	a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals; and

•	any other business that may properly come before the meeting.

Q:	Does my vote matter?

A:	Yes, your vote is very important. You are encouraged to vote as soon as possible.

The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting vote to adopt the merger agreement. For Cyan stockholders, if you fail to submit a proxy or vote in person at the postponed annual meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Further, Ciena’s obligation to consummate the merger is conditioned on both of the NYSE share issuance proposals being approved. Approval of the NYSE share issuance proposals requires that the holders of at least a majority of the shares of Cyan common stock present or represented by proxy at the meeting and entitled to vote on the proposals vote “FOR” such proposals (which is the equivalent of the NYSE stockholder approval policy requirement that a majority of votes cast must vote in favor). If you vote to abstain, this will also have the same effect as a vote “AGAINST” the NYSE share issuance proposals (while a failure to vote or a broker non-vote will have no effect on the outcome of these proposals).

Q:	What is the vote required to approve each proposal at the postponed annual meeting?

A:	Proposal No. 1: The approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting. Because the affirmative vote required to approve the proposal to adopt the merger agreement is based upon the total number of outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting, if you fail to submit a proxy or vote in person at the postponed annual meeting, if you abstain, or if you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of the proposal to adopt the merger agreement

Proposal No. 2: The election of directors requires a plurality vote of the shares of common stock voted at the meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder withholding or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election. Stockholders may vote “FOR” or “WITHHOLD” on each of the nominees for election as a director.

Proposal No. 3: Under the Cyan bylaws, the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the convertible notes and exercise of related warrants issued in December 2014 must receive the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal at the meeting. Abstentions will be treated as present at the meeting for purposes of establishing a quorum. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will have the same effect as a vote “AGAINST” the proposal in determining whether the proposal has received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares.

Proposal No. 4: Under the Cyan bylaws, the approval of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014 must receive the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal at the meeting. Abstentions will be treated as present at the meeting for purposes of establishing a quorum. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will have the same effect as a vote “AGAINST” the proposal in determining whether the proposal has received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of certain issuances of Cyan common stock to certain affiliated holders.

Proposal No. 5: The ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for Cyan’s fiscal year ending December 31, 2015 must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the ratification of Ernst & Young LLP.

Proposal No. 6: The approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote “AGAINST” the proposal in determining whether the proposal has received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies.

See the section entitled “Information About the Postponed Annual Meeting” beginning on page 56 of this proxy statement/prospectus.

Q:	How does the Cyan board recommend that I vote at the postponed annual meeting?

A:	The board of directors of Cyan unanimously recommends that Cyan stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the nominees for election as Class II directors to the Cyan board;

•	“FOR” the approval of the NYSE share issuance proposals;

•	“FOR” the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and

•	“FOR” the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

See the section entitled “The Merger—Recommendation of the Cyan Board; Cyan’s Reasons for the Merger” beginning on page 88 of this proxy statement/prospectus.

Q:	What is the effect of the voting agreements on the proposal to adopt the merger agreement and the NYSE share issuance proposals?

A:	Certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, have entered into voting agreements with Ciena pursuant to which each such person has agreed to vote all beneficially owned shares in favor of the adoption of the merger agreement and approval of the NYSE share issuance proposals, subject to certain limitations and conditions. The voting agreements do not change the amount of votes required to approve the proposal to adopt the merger agreement or approve the NYSE share issuance proposals. The approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting, and the approval of the NYSE share issuance proposals requires the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposals at the meeting voting to approve the proposals (which is the equivalent of the NYSE stockholder approval policy requirement that a majority of votes cast must vote in favor), in each case including the shares held by Cyan’s directors and executive officers.

Q:	What will happen to Cyan as a result of the merger?

A:	Merger Sub will be merged with and into Cyan, with Cyan continuing as the surviving corporation and a wholly owned subsidiary of Ciena. Immediately thereafter, Cyan will be merged with and into Ciena, and the separate existence of Cyan will cease. This second merger is referred to as the “second step merger.” No additional consideration will be issued in the second step merger.

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, each share of Cyan common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive merger consideration having a value at closing of the aggregate exchange ratio (0.224 shares of Ciena common stock), consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing.

To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the merger consideration is subject to potential adjustment to ensure that, for U.S. federal income tax purposes, the merger qualifies as such a reorganization. For more information regarding the potential adjustments that may result to the merger consideration for U.S. federal income tax purposes, see “The Merger Agreement—Potential Adjustment to Merger Consideration” beginning on page 116.

Q:	How do I calculate the value of the per share merger consideration?

A:	Because the per share merger consideration consists of a variable amount of cash that is dependent on the value of the Ciena common stock at closing and a fixed number of shares of Ciena common stock, the value of the per share merger consideration will depend on the price per share of Ciena common stock on the NYSE at the time the merger is completed. That price, which will not be known at the time of the postponed annual meeting, may be greater or less than the price of Ciena common stock as of the date of this document or at the time of the postponed annual meeting.

Based on the closing price of $21.29 of Ciena common stock on the NYSE on May 1, 2015, the last business day before public announcement of the merger agreement, the total value of the cash and stock consideration to be paid in the merger represented approximately $4.77 per share of Cyan common stock. As of such date, this represented a premium of approximately 31% to the closing price of Cyan common stock of $3.65 on the NYSE on May 1, 2015. Based on the closing price of $25.04 of Ciena common stock on the NYSE on June 24, 2015, the latest practicable date before the date of this proxy statement/prospectus, the total value of the per share merger consideration represented approximately $5.61 per share of Cyan common stock.

Q:	What happens if I am eligible to receive a fraction of a share of Ciena common stock as part of the per share merger consideration?

A:	If the aggregate number of shares of Ciena common stock that you are entitled to receive as part of the per share merger consideration includes a fraction of a share of Ciena common stock, you will receive cash in lieu of that fractional share.

See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 118 of this proxy statement/prospectus.

Q:	What will holders of Cyan stock based compensation plans receive in the merger?

A:	Upon completion of the merger:

•	Each Cyan stock option that is outstanding and unexercised immediately prior to the effective time of the merger, which we refer to as the effective time, whether or not vested, will be automatically converted into and become an option to purchase Ciena common stock, and Ciena will assume such Cyan stock option in accordance with the terms of the applicable Cyan stock plan and the terms of the stock option agreement, employment agreement or other agreement by which such Cyan stock option is evidenced immediately prior to the effective time including the term, exercisability, vesting schedule and terms of acceleration.

•	Each Cyan restricted stock unit (which we also refer to as an RSU) that remains unvested as of the effective time will be converted automatically into a restricted stock unit with respect to Ciena common stock and will remain subject to the same terms and conditions set forth in the applicable Cyan stock plan and the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit immediately prior to the effective time, including the vesting conditions and terms of acceleration. Each Cyan restricted stock unit that is vested but not yet settled as of the effective time and, pursuant to the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit, would otherwise be settled in shares of Cyan common stock upon or by reference to a change in control (as defined in such restricted stock unit agreement, employment agreement or other agreement), will be paid or deemed paid in shares of Cyan common stock immediately prior to the effective time, and the holder of such restricted stock unit will be entitled to receive the per share merger consideration with respect to each such share of Cyan common stock otherwise issuable pursuant to such vested (but not yet settled) Cyan restricted stock units.

•	Upon exercise of assumed options and settlement of assumed RSUs, holders will solely receive shares of Ciena common stock and not a combination of stock and cash.

In each case, the number of shares of Ciena common stock underlying the assumed stock options and restricted stock units will be adjusted to give effect to the aggregate exchange ratio in the merger, which is 0.224. For additional information, see the section entitled “The Merger Agreement—Treatment of Cyan Stock Options and Other Stock-Based Awards” beginning on page 116 of this proxy statement/prospectus.

Q:	What equity stake will Cyan stockholders hold in Ciena immediately following the merger?

A:	Based on the number of issued and outstanding shares of Ciena common stock and Cyan common stock as of June 24, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, holders of shares of Cyan common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 8.2% of the issued and outstanding shares of Ciena common stock immediately following the closing of the merger. The exact equity stake of Cyan stockholders in Ciena immediately following the merger will depend on the number of shares of Ciena common stock and Cyan common stock issued and outstanding immediately prior to the merger.

Q:	Do any of Cyan’s directors or executive officers have interests in the merger that may differ from those of Cyan stockholders generally?

A:	Yes. In considering the recommendation of the Cyan board of directors with respect to the proposals set forth in this proxy statement/prospectus, you should be aware that Cyan’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of stockholders generally. In (i) evaluating and negotiating the merger agreement; (ii) approving the merger agreement and the merger; and (iii) recommending that the merger agreement be adopted by stockholders, the Cyan board of directors was aware of and considered these interests to the extent that they existed at the time, among other matters. For more information, see the section entitled “Interests of Cyan’s Directors and Executive Officers in the Merger” beginning on page 141 of this proxy statement/prospectus.

Q:	How will I receive the per share merger consideration to which I am entitled?

A:	Following the effective time, the exchange agent will (i) mail to each holder of Cyan common stock materials advising such holder of the effectiveness of the merger and the conversion of such holder’s shares into the right to receive the per share merger consideration and (ii) issue, without interest, to each holder of Cyan common stock the number of whole shares of Ciena common stock and the amount of cash that such holder is entitled to receive in respect of each such Cyan share. More information may be found under the caption “Exchange and Payment Procedures” beginning on page 117 of this proxy statement/prospectus.

Q:	Will my shares of Ciena common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of Ciena common stock you will receive the same dividends on shares of Ciena common stock that all other holders of shares of Ciena common stock will receive for any dividend for which the record date occurs after the merger is completed. Any dividends with respect to shares of Ciena common stock with a record date after the closing of the merger and payable before the merger consideration is paid will be paid to former Cyan stockholders, without interest, at the time of the payment of the merger consideration. Ciena has never paid cash dividends on its capital stock and does not presently anticipate paying any dividends on its common stock in the foreseeable future. Any future Ciena dividends will remain subject to approval by the board of directors of Ciena.

Q:	What are the material United States federal income tax consequences of the merger to Cyan stockholders?

A:

It is the intention of Ciena and Cyan that the merger and second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will constitute a reorganization within the meaning of Section 368(a) of the Code. Assuming that such treatment is proper, if you are a holder of Cyan common stock you generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration but will recognize gain or loss with respect to any cash received in lieu of fractional shares of Cyan common stock.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 190 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Q:	When do you expect the merger to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 132 of this proxy statement/prospectus, including the adoption of the merger agreement by Cyan stockholders at the postponed annual meeting, Cyan and Ciena expect that the merger will be completed during the third quarter of calendar year 2015. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Q:	Who can vote at the postponed annual meeting?

A:	All holders of record of Cyan common stock as of the close of business on June 25, 2015, the record date, are entitled to receive notice of, and to vote at, the postponed annual meeting. Each holder of Cyan common stock is entitled to cast one vote on each matter properly brought before the postponed annual meeting for each share of Cyan common stock that such holder owned of record as of the record date.

Q:	When and where is the postponed annual meeting?

A:	The postponed annual meeting will be held at Cyan’s headquarters, located at 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, on July 31, 2015, at 8:00 a.m., local time. All Cyan stockholders of record as of the close of business on the record date, their duly authorized proxy holders and beneficial owners with proof of ownership are invited to attend the postponed annual meeting in person. A government-issued picture identification, such as a driver’s license or passport, will be required to enter the postponed annual meeting. You will find a map with directions to the annual meeting on the final page of the proxy statement/prospectus.

Q:	Why did I previously receive proxy materials for Cyan’s annual meeting of stockholders?

A:	After providing proxy materials to stockholders for its 2015 annual meeting, Cyan postponed the annual meeting of stockholders to permit its stockholders to vote on the proposal to adopt the merger agreement at the postponed annual meeting. Stockholders should review the information contained in this proxy statement/prospectus in considering the proposals before the postponed annual meeting.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares of Cyan common stock are registered directly in your name with Computershare Trust Company, N.A., Cyan’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Cyan or to a third party to vote, at the postponed annual meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the postponed annual meeting, however, you may not vote these shares in person at the postponed annual meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the postponed annual meeting.

Q:	If my shares of Cyan common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:	Except with respect to the sole “routine” matter being voted on at the postponed annual meeting—the proposal to ratify the appointment of Ernst & Young LLP (Proposal No. 5)—your bank, brokerage firm or other nominee will only be permitted to vote your shares of Cyan common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Cyan common stock.

In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of Cyan common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the proposal to adopt the merger agreement and the NYSE share issuance proposals. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares, which we refer to as a broker non-vote. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the proposal to adopt the merger agreement, but will not be counted as “FOR” or “AGAINST” the NYSE share issuance proposals and each of the other proposals before the postponed annual meeting.

Q:	How many votes do I have?

A:	Each Cyan stockholder is entitled to one vote for each share of Cyan common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were 49,311,592 outstanding shares of Cyan common stock.

Q:	What is a quorum, and what constitutes a quorum for the postponed annual meeting?

A:	A quorum is the minimum number of shares required to be present at the postponed annual meeting for the meeting to be properly held under Cyan’s amended and restated bylaws, which we refer to as the Cyan bylaws, and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of Cyan common stock entitled to vote at the postponed annual meeting will constitute a quorum. A proxy submitted by a stockholder may indicate that all or a portion of the shares represented by the proxy are not being voted, which we refer to as stockholder withholding, with respect to a particular matter. Similarly, there may be a broker non-vote. The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Q:	How do I vote?

A:	Stockholder of Record. If you are a stockholder of record, you may have your shares of Cyan common stock voted on the matters to be presented at the postponed annual meeting in any of the following ways:

•	by submitting your proxy by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when submitting your proxy by telephone or over the Internet. Please be aware that if you submit your proxy by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person—you may attend the postponed annual meeting and cast your vote there.

Beneficial Owner. If you are a beneficial owner (i.e., hold Cyan common stock in “street name”), please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the postponed annual meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be publicly disclosed, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote or to facilitate a successful proxy solicitation.

Q:	How can I change or revoke my vote?

A:	You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by submitting a later dated proxy through any of the methods available to you, by attending the postponed annual meeting and voting in person, or by giving written notice of revocation to Cyan prior to the time the postponed annual meeting begins. Written notice of revocation should be mailed to: Cyan, Inc., Attention: Corporate Secretary, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954.

Q:	If a stockholder submits a proxy, how are the shares of Cyan common stock voted?

A:	Regardless of the method you choose to submit a proxy, the individuals named on the enclosed proxy card will vote your shares of Cyan common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Cyan common stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the postponed annual meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted: “FOR” the proposal to adopt the merger agreement; “FOR” the nominees for election as Class II directors to the Cyan board; “FOR” the approval of the NYSE share issuance proposals; “FOR” the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and “FOR” the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you hold shares of Cyan common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Cyan common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the postponed annual meeting. For shares of Cyan common stock held directly, please complete, sign, date and return each proxy card (or submit your proxy by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Cyan common stock are voted. For shares of Cyan common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Cyan common stock before the postponed annual meeting?

A:	The record date is earlier than both the date of the postponed annual meeting and the effective time. If you transfer your shares of Cyan common stock after the record date but before the postponed annual meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the postponed annual meeting but will transfer the right to receive the per share merger consideration if the merger is completed to the person who is the record holder of such shares at the effective time of the merger. If the merger is completed, in order to receive the per share merger consideration, you must hold your shares through the effective time.

Q:	Who is soliciting and paying the cost of soliciting proxies?

A:	Cyan has engaged Okapi to assist in the solicitation of proxies for the postponed annual meeting. Cyan estimates that it will pay Okapi a fee not to exceed $8,500 plus an additional fee of $5.75 per incoming and outgoing telephone contact and $5.50 per telephonic vote received. Cyan has agreed to reimburse Okapi for certain out-of-pocket fees and expenses and also will indemnify Okapi against certain claims, costs, damages, liabilities, judgments or expenses. Cyan also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Cyan common stock. Cyan’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What do I need to do now?

A:	Even if you plan to attend the postponed annual meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please submit a proxy promptly to ensure that your shares are represented at the postponed annual meeting. If you hold your shares of Cyan common stock in your own name as the stockholder of record, you may submit a proxy to have your shares of Cyan common stock voted at the postponed annual meeting in one of three ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or over the Internet. Please be aware that if you submit your proxy by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person—you may attend the postponed annual meeting and cast your vote there.

If you decide to attend the postponed annual meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Your attendance at the postponed annual meeting will not by itself revoke your proxy. If you are a beneficial owner (i.e., hold Cyan common stock in “street name”), please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the postponed annual meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	Where can I find the voting results of the postponed annual meeting?

A:	The preliminary voting results will be announced at the postponed annual meeting. In addition, within four business days following certification of the final voting results, Cyan intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Will Cyan be required to submit the proposal to adopt the merger agreement to Cyan stockholders even if the Cyan board has withdrawn (or modified or qualified in a manner adverse to Ciena) its recommendation that Cyan stockholders adopt the merger agreement?

A:	Unless Cyan or Ciena terminates the merger agreement prior to the proposed postponed annual meeting, Cyan is required to submit the proposal to adopt the merger agreement to Cyan stockholders even if the Cyan board has withdrawn or modified or qualified in a manner adverse to Ciena its recommendation that Cyan stockholders adopt the merger agreement. For more information regarding the ability of Cyan and Ciena to terminate the merger agreement, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 134 of this proxy statement/prospectus.

Q:	Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of Cyan common stock?

A:	Stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Cyan Stockholders” beginning on page 203 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL will result in the loss of appraisal rights.

Q:	Are there any risks that I should consider in deciding whether to vote for the proposal to adopt the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Ciena and Cyan contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:	In addition to approval of the proposal to adopt the merger agreement by Cyan stockholders as described above, completion of the merger is subject to the satisfaction or waiver of a number of other conditions, including receipt of required regulatory approvals, the accuracy of representations and warranties under the merger agreement (subject to certain materiality exceptions), the absence of material adverse effects with respect to Ciena and Cyan, the receipt of tax opinions from outside counsel concerning the tax treatment of the merger, and Ciena’s and Cyan’s performance in all material respects of their respective obligations under the merger agreement. Further, Ciena’s obligation to consummate the merger is subject to the approval of the NYSE share issuance proposals by Cyan stockholders. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 132 of this proxy statement/prospectus.

Q:	Is Ciena’s obligation to complete the merger subject to Ciena receiving financing?

A:	No. Ciena’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the transactions contemplated by the merger agreement. For more information regarding financing, see the section entitled “The Merger—Financing of the Merger” beginning on page 112 of this proxy statement/prospectus.

Q:	How will Ciena fund the cash portion of the merger consideration?

A:	Based on the closing price per share of Ciena common stock as of June 24, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, Ciena estimates that it will need (i) approximately $32.9 million to pay the cash consideration to Cyan stockholders in the transaction (including holders of outstanding warrants deemed to be automatically exercised and converted into Cyan common stock immediately prior to the effective time of the merger); and (ii) approximately $29.7 million of non-recurring costs associated with financial, legal and accounting advisors, facilities and systems consolidation costs, and severance and other potential employment-related costs, including payments that may be made to certain Cyan executives. In addition, Ciena will assume $50 million in aggregate principal amount of Cyan’s convertible notes to the extent these notes are not converted into Ciena common stock or put to Ciena for repurchase by the holders thereof in connection with the merger. Ciena anticipates that the funds needed to pay the foregoing amounts will be derived from cash on hand.

See the section entitled “The Merger—Financing of the Merger” beginning on page 112 of this proxy statement/prospectus.

Q:	Is consummation of the merger contingent upon approval by the holders of Ciena stock?

A:	No. A vote of holders of Ciena’s capital stock is not required to consummate the merger.

Q:	What will happen if some or all of the proposals to be considered at the postponed annual meeting are not approved?

A:	For the merger to be completed, Cyan stockholders must approve the proposal to adopt the merger agreement. Ciena’s obligation to consummate the merger is also conditioned on stockholder approval of the NYSE share issuance proposals. The merger is not, however, conditioned or dependent on Cyan stockholder approval of any other proposal before the postponed annual meeting.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Cyan stockholders or if the merger is not completed for any other reason, Cyan stockholders will not receive any consideration for their shares of Cyan common stock. Instead, Cyan will remain an independent public company, Cyan common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Cyan will continue to file periodic reports with the SEC. If the merger agreement is terminated, under specified circumstances, Cyan may be required to pay Ciena a termination fee of $15.0 million.

In addition, if the merger agreement is terminated, under specified circumstances, Cyan must reimburse Ciena for out-of-pocket expenses up to a maximum of $2.0 million. Any such expense reimbursement will be credited towards any termination fee required to be paid by Cyan.

See the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Expenses” beginning on page 136 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:	If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Cyan common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Okapi, Cyan’s proxy solicitor, by calling toll-free at (855) 305-0855. Banks, brokerage firms, and other nominees may call Okapi collect at (212) 297-0720.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a reference directing you to the page in this proxy statement/prospectus where the subject is discussed in more detail. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, Merger Sub will merge with and into Cyan, with Cyan continuing as the surviving corporation and a wholly owned subsidiary of Ciena. Immediately thereafter, Cyan will be merged with and into Ciena, and the separate existence of Cyan will cease. Following the merger, Cyan common stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Per Share Merger Consideration (Page 65)

At the effective time, each share of Cyan common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive merger consideration having a value at closing of the aggregate exchange ratio (0.224 shares of Ciena common stock), consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing.

Financing of the Merger (Page 112)

Ciena’s obligation to complete the merger is not contingent upon receipt by Ciena of any financing. Ciena anticipates that the funds needed to pay the cash portion of the merger consideration and other merger fees and expenses will be derived from cash on hand.

For more information on the financing of the merger, see the section entitled “The Merger—Financing of the Merger” beginning on page 112 of this proxy statement/prospectus.

Recommendation of the Cyan Board; Cyan’s Reasons for the Merger (Page 88)

At a meeting held on May 3, 2015, the Cyan board unanimously approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cyan and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Cyan stockholders and recommended that the Cyan stockholders vote to adopt the merger agreement. Accordingly, the Cyan board unanimously recommends that the Cyan stockholders vote “FOR” the proposal to adopt the merger agreement. The Cyan board also unanimously recommends that the Cyan stockholders vote “FOR” the NYSE share issuance proposals, “FOR” the nominees for election as Class II directors to the Cyan board, “FOR” the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and “FOR” the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

In evaluating the merger, the Cyan board consulted with and received the advice of Cyan’s outside legal and financial advisors, discussed certain issues with Cyan senior management and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger, including, without limitation, those listed in “The Merger—Recommendation of the Cyan Board; Cyan’s Reasons for the Merger” beginning on page 88 of this proxy statement/prospectus.

Opinions of Cyan’s Financial Advisors (Page 92)

Opinion of Jefferies LLC

In connection with the merger and the second step merger, Jefferies LLC, which we refer to as Jefferies, Cyan’s financial advisor, delivered a written opinion, dated May 3, 2015, to the Cyan board as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received by holders of Cyan common stock pursuant to the merger agreement. The full text of Jefferies’ opinion, a copy of which is attached as Annex C to this proxy statement/prospectus, describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. Jefferies’ opinion was provided for the use and benefit of the Cyan board (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the merger or any other matter. The opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Cyan, nor did it address the underlying business decision by Cyan to engage in the merger. Jefferies’ opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the merger or any other transactions. The summary of Jefferies’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Jefferies’ opinion.

Opinion of Houlihan Lokey Capital, Inc.

Cyan also engaged Houlihan Lokey Capital, Inc., which we refer to as Houlihan Lokey, to render an opinion with respect to the fairness of the per share merger consideration to holders of Cyan common stock. On May 3, 2015, at the Cyan board meeting at which the Cyan board approved the merger agreement and proposed merger, Houlihan Lokey rendered an oral opinion to the Cyan board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion to the Cyan board dated May 3, 2015), as to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger, as of May 3, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Cyan board and only addressed the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Cyan board or any stockholder as to how to act or vote with respect to the merger or related matters.

See “The Merger – Opinions of Cyan’s Financial Advisors”.

Information About the Postponed Annual Meeting (Page 56)

The postponed annual meeting will be held at Cyan’s headquarters, located at 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954 , on July 31, 2015, at 8:00 a.m., local time. The postponed annual meeting is being held in order to vote on:

•	a proposal to adopt the merger agreement;

•	the election of three nominees for Class II directors to the Cyan board;

•	a proposal to approve certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the convertible notes, and exercise of related warrants issued in December 2014;

•	a proposal to approve certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014 which, together with the immediately preceding proposal we refer to as the NYSE share issuance proposals;

•	a proposal to ratify the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for its fiscal year ending December 31, 2015; and

•	a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

Completion of the merger is conditioned on approval of the proposal to adopt the merger agreement. Further, Ciena’s obligation to consummate the merger is subject to approval of the NYSE share issuance proposals, but approval of the other matters before the postponed annual meeting is not a condition to the obligation of either Cyan or Ciena to complete the merger.

Only holders of record of issued and outstanding shares of Cyan common stock as of the close of business on June 25, 2015, the record date, are entitled to notice of, and to vote at, the postponed annual meeting or any adjournment or postponement of the postponed annual meeting. You may cast one vote for each share of Cyan common stock that you owned as of that record date.

Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting. Shares not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the merger agreement.

For the NYSE share issuance proposals to be considered approved, a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposals at the meeting must be cast “FOR” the proposals. Under the applicable NYSE stockholder approval policy, approval of these proposals requires the affirmative vote of a majority of votes cast on the proposals at the meeting. Because under this policy abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposals, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will have the same effect as a vote “AGAINST” the proposals in determining whether the proposals have received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of the NYSE share issuance proposals.

The election of directors requires a plurality vote of the shares of common stock voted at the meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder withholding or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election.

For the proposal to ratify the appointment of independent accountants and the proposal to adjourn the meeting to be considered approved, they must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the proposals. Broker non-votes, if any, will have no effect on the outcome of these proposals.

As of the close of business on the record date, there were 49,311,592 shares of Cyan common stock outstanding and entitled to vote.

Voting by Cyan’s Directors and Executive Officers (Page 57)

As of the record date, Cyan’s directors and executive officers and certain of their affiliates beneficially owned 24,018,189 shares of Cyan common stock entitled to vote at the postponed annual meeting. This represents approximately 45.0% in voting power of the outstanding shares of Cyan common stock entitled to be cast at the postponed annual meeting. Certain officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, have entered into voting agreements that obligate them to vote “FOR” the proposal to adopt the merger agreement and “FOR” the NYSE share issuance proposals. Additionally, Cyan currently expects that the Cyan directors and executive officers will vote their shares of Cyan common stock “FOR” each of the other proposals before the postponed annual meeting, although none of them is obligated to do so.

Interests of Cyan’s Directors and Executive Officers in the Merger (Page 141)

In considering the recommendation of the Cyan board to adopt the merger agreement, Cyan stockholders should be aware that some of the Cyan directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Cyan stockholders generally, including, but not limited to, the following:

•	Cyan has in place severance and change in control agreements with certain employees, including its executive officers, entitling them to certain payments, vesting acceleration and other specified benefits in connection with a termination of employment in connection with a change in control of Cyan;

•	Ciena has entered into term sheets with certain employees, including executive officers, describing post-closing employment and compensation arrangements with those employees;

•	directors and executive officers of Cyan may be entitled to vesting acceleration upon specified circumstances and in connection with a change in control under various plans, equity awards and agreements;

•	in connection with the merger, Ciena will assume outstanding options to purchase shares of Cyan common stock and restricted stock units held by such directors and executive officers;

•	certain executive officers and funds affiliated with a director of Cyan will be entitled to cash and shares of stock, if any, issuable on conversion of the convertible notes and upon exercise of the warrants held by such affiliated holders; and

•	directors and officers will be indemnified by Ciena for a period of six years following completion of the merger with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.

These interests and arrangements may create potential conflicts of interest. The Cyan board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement. See the section entitled “Interests of Cyan’s Directors and Executive Officers in the Merger” beginning on page 141 of this proxy statement/prospectus for additional information.

Regulatory Approvals (Page 113)

The completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which we refer to as the FTC, and the Department of Justice, which we refer to as the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On May 15, 2015, Cyan and Ciena filed with the FTC and DOJ notification and report forms under the HSR Act with respect to the proposed merger. The waiting period under the HSR Act for the proposed merger terminated on June 15, 2015.

Ciena and Cyan have agreed to cooperate with each other and use, and cause their respective affiliates to use, their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger in the most expeditious manner practicable. In furtherance of the foregoing, and subject to certain limitations, Ciena and Cyan have agreed to use their reasonable best efforts to:

•	make all necessary registrations, declarations, filings and notices with governmental entities applicable to the transactions contemplated by the merger agreement; and

•	obtain all waivers, consents, authorizations, orders and approvals from governmental entities that are required in order to consummate the merger or any of the other transactions contemplated by the merger agreement.

Appraisal Rights of Cyan Stockholders (Page 203)

Cyan stockholders of record have appraisal rights under the DGCL in connection with the merger. Cyan stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Cyan common stock held by a Cyan stockholder as of the record date who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the per share merger consideration, unless such Cyan stockholder fails to perfect or withdraws or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the effective time, such holder of Cyan common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes. The relevant provisions of the DGCL are included as Annex E to this proxy statement/prospectus.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Cyan stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights of Cyan Stockholders” beginning on page 203 of this proxy statement/prospectus for additional information and the text of Section 262 of the DGCL reproduced in its entirety as Annex E to this proxy statement/prospectus.

Conditions to Completion of the Merger (Page 132)

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

•	adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote thereon at the postponed annual meeting;

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the merger under the HSR Act and the consents required to be obtained under any other antitrust laws having been obtained and being in full force and effect;

•	the absence of any law, regulation, order, judgment or injunction that restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the shares of Ciena common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.

In addition, the obligations of Ciena and Merger Sub to effect the merger are subject to the satisfaction, or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Cyan to the extent required under the merger agreement;

•	Cyan having performed or complied with, in all material respects, its obligations under the merger agreement to be performed or complied with at or prior to the closing of the merger;

•	receipt by Ciena of a certificate executed by the chief financial officer of Cyan certifying as to the satisfaction of the conditions described in the preceding two bullets;

•	the absence of a material adverse effect with respect to Cyan since May 3, 2015 (see page 119 of this proxy statement/prospectus for a more detailed explanation of “material adverse effect”);

•	approval of the NYSE share issuance proposals; and

•	the receipt by Ciena of a written opinion from legal counsel to the effect that the merger and the second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will constitute a reorganization within the meaning of Section 368(a) of the Code.

In addition, the obligations of Cyan to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Ciena and Merger Sub to the extent required under the merger agreement;

•	Ciena and Merger Sub having performed or complied with, in all material respects, their respective obligations under the merger agreement required to be performed or complied with at or prior to the closing of the merger;

•	receipt by Cyan of a certificate executed by an executive officer of Ciena certifying as to the satisfaction of the conditions described in the preceding two bullets;

•	the absence of a material adverse effect with respect to Ciena since May 3, 2015; and

•	the receipt by Cyan of a written opinion from legal counsel to the effect that the merger and the second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will constitute a reorganization within the meaning of Section 368(a) of the Code.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 132 of this proxy statement/prospectus.

No Solicitation or Negotiation of Takeover Proposals (Page 125)

The merger agreement provides that neither Cyan nor any of its subsidiaries will, and Cyan will instruct and cause its and its subsidiaries’ respective directors, officers and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any takeover proposal (as defined below);

•	engage in, participate in or otherwise continue any discussions or negotiations with any person regarding any takeover proposal;

•	provide any non-public information to any person with respect to, or otherwise knowingly facilitate, any proposal or offer that constitutes or may reasonably be expected to lead to any takeover proposal; or

•	enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any takeover proposal other than a confidentiality agreement.

Notwithstanding these restrictions, prior to the adoption of the merger agreement by the stockholders of Cyan, Cyan may, after providing notice to Ciena and entering into a confidentiality agreement with the applicable third party:

•	furnish information with respect to Cyan and its subsidiaries to the person making such unsolicited takeover proposal (provided that Cyan concurrently provides (and in any event within 24 hours) to Ciena any non-public information concerning Cyan or its subsidiaries provided to such other person which was not previously provided to Ciena); and

•	engage in discussions or negotiations with the person making such takeover proposal;

in each case if:

•	the Cyan board has determined in good faith after consultation with its outside legal counsel and financial advisor that an unsolicited bona fide written takeover proposal received after the date of the merger agreement either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal;

•	the Cyan board determines after consultation with outside counsel that the failure to take such action would reasonably be expected to result in a violation of the fiduciary duties of the Cyan board under applicable law;

•	Cyan has not materially breached its obligations not to solicit takeover proposals under the merger agreement with respect to such takeover proposal;

•	Cyan has provided at least 24 hours prior written notice to Ciena; and

•	Cyan has provided Ciena with a copy of the takeover proposal.

No Change in Recommendations (Page 127)

Subject to certain exceptions described below, the Cyan board and each committee of the Cyan board may not:

•	withdraw, modify or qualify or publicly propose to withdraw, modify or qualify the Cyan board recommendations to Cyan stockholders that they vote in favor of the adoption of the merger agreement and approval of the NYSE share issuance proposals, which we refer to as the Cyan recommendations;

•	recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal;

•	publicly take a neutral position or no position with respect to a takeover proposal at any time beyond ten business days after the first public announcement of such takeover proposal by Cyan or by the party that made the takeover proposal;

•	fail to publicly reaffirm the Cyan recommendations within five business days of a written request by Ciena to make such public reaffirmation; or

•	make any public statement in connection with the postponed annual meeting that is inconsistent with the Cyan recommendations that Cyan stockholders vote in favor of the adoption of the merger agreement and the approval of the NYSE share issuance proposals (any of the foregoing five bullet points we refer to as an adverse recommendation change).

However, at any time before the Cyan stockholder approval is obtained, the Cyan board may make an adverse recommendation change in response to an intervening event or a superior proposal (as such terms are specifically defined in the merger agreement), subject to compliance in all material respects with requirements in the merger agreement with respect to any such intervening event or superior proposal, if the Cyan board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to result in a violation of the Cyan board’s fiduciary duties under applicable law.

The Cyan board may not make an adverse recommendation change until after at least three business days following Ciena’s receipt of written notice from Cyan advising that the Cyan board intends to take such action and the basis for doing so. After providing such notice and prior to making such adverse recommendation change:

•	Cyan must, during such three business day period, negotiate in good faith with Ciena and its representatives with respect to any revisions to the terms of the transaction contemplated by the merger agreement proposed by Ciena; and

•	in determining whether to make an adverse recommendation change, the Cyan board will take into account any changes to the terms of the transaction contemplated by the merger agreement proposed by Ciena and any other information provided by Ciena in response to such notice during such three business day period.

Any amendment to the financial terms or other material terms of any takeover proposal will be deemed to be a new takeover proposal except that the three business day notice period for such new acquisition proposal will be two business days for such purposes.

Termination of the Merger Agreement (Page 134)

The merger agreement may be terminated at any time prior to the effective time, whether before or (unless otherwise specified below) after the receipt of the Cyan stockholder approval, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of Ciena and Cyan.

•	by either Ciena or Cyan:

•	if the merger is not consummated by November 30, 2015; provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of Ciena, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date;

•	if any law, regulation, order, judgment or injunction enacted, issued, promulgated, enforced or entered by a governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger is in effect and becomes final and nonappealable; provided that the party seeking to terminate the agreement has complied in all material respects with its obligations under the merger agreement regarding its efforts to obtain regulatory approvals necessary to consummate the merger; or

•	if the postponed annual meeting, as adjourned or postponed from time to time, has been held, the proposal to adopt the merger agreement and the NYSE share issuance proposals shall have been submitted to the Cyan stockholders for approval at such postponed annual meeting, and the proposal to adopt the merger agreement or the NYSE share issuance proposals shall not have been approved thereat by the Cyan stockholders.

•	by Ciena:

•	if Cyan has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of Ciena’s and Merger Sub’s obligations to complete the merger with respect to Cyan’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to November 30, 2015, or is not cured by the earlier of (x) 30 calendar days following written notice from Ciena of such breach or failure and (y) November 30, 2015; provided that Ciena does not have the right to terminate the merger agreement as a result of such breach if either Ciena or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement; or

•	if at any time before Cyan stockholder approval of the proposal to adopt the merger agreement, (i) the Cyan board fails to include its recommendations to the Cyan stockholders for the approval of the proposal to adopt the merger agreement and approve the NYSE share issuance proposals in this proxy statement/prospectus or shall have effected an adverse recommendation change, or (ii) Cyan breaches its non-solicitation obligations under the merger agreement in any material respect.

•	By Cyan:

•

if Ciena or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions to Cyan’s obligations to complete the merger with respect to Ciena’s or Merger Sub’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to November 30, 2015, or is not cured by the earlier of (x) 30 calendar days following written notice from Cyan of such breach or failure and (y) November 30, 2015; provided that Cyan does not have the right to terminate the merger agreement as a result of such breach if Cyan is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement; or

•	if at any time before Cyan stockholder approval of the proposal to adopt the merger agreement, the Cyan board effects an adverse recommendation change in respect of a superior proposal, in compliance with its non-solicitation obligations under the merger agreement, and Cyan substantially simultaneously with such termination enters into a definitive agreement with respect to such superior proposal.

Termination Fees and Expenses (Page 135)

Cyan will be required to pay a termination fee of $15.0 million to Ciena if:

•	(i) after the date of the merger agreement, and prior to the termination of the merger agreement, a takeover proposal is made to Cyan or any of its subsidiaries or a takeover proposal was made directly to the Cyan stockholders generally, or an intention (whether or not conditional) to make such takeover proposal was publicly announced or such takeover proposal had otherwise become publicly known; (ii) thereafter, the merger agreement is terminated (A) by Ciena or Cyan following a failure of the Cyan stockholder proposals to adopt the merger agreement and approve the NYSE share issuance proposals (but solely to the extent prior to such termination of the merger agreement a takeover proposal was publicly announced or a takeover proposal had otherwise become publicly known, or if a takeover proposal has not been publicly announced or otherwise public known, an adverse recommendation change shall have been made for any reason), (B) by Ciena or Cyan if the merger is not consummated by November 30, 2015 (but only if the postponed annual meeting has not been held by November 30, 2015 and at the time of such termination the Form S-4 of which this proxy statement/prospectus is a part had been declared effective by the SEC, unless the failure to be declared effective was the result of any breach of the merger agreement by Cyan), or (C) by Ciena as a result of Cyan’s breach of its representations or warranties, or failure to perform any of its covenants or agreements set forth in the merger agreement, to the extent any such breach of failure would grant Ciena a right to terminate the merger agreement in accordance with its terms; and (iii) within twelve months after such termination, Cyan enters into a definitive agreement to consummate a takeover proposal or consummates any takeover proposal; or

•	Ciena terminates the merger agreement before Cyan stockholder approval of the proposal to adopt the merger agreement after (i) the Cyan board fails to include its recommendations to the Cyan stockholders for the approval of the proposal to adopt the merger agreement and approve the NYSE share issuance proposals in this proxy statement/prospectus or shall have effected an adverse recommendation change, or (ii) Cyan breaches its non-solicitation obligations under the merger agreement in any material respect; or

•	Cyan terminates the merger agreement in connection with an adverse recommendation change in respect of a superior proposal and Cyan substantially simultaneously with such termination enters into a definitive agreement with respect to such superior proposal.

If the merger agreement is terminated pursuant to the first bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the transaction referenced in clause (iii) of the first bullet above. If the termination is made pursuant to the second bullet above, the termination fee must be paid within three business days of the date of termination. If the termination is made pursuant to the third bullet above, the termination fee must be paid contemporaneously with the termination of the merger agreement.

Cyan will be required to reimburse Ciena for all documented out-of-pocket expenses, including those of the exchange agent and its representatives, incurred by Ciena or Merger Sub in connection with the merger agreement and the transactions contemplated thereby in the event of clauses (i) and (ii) of the first bullet above apply, in each case up to a maximum amount of $2.0 million. Any termination fee payable by Cyan will be offset by the amount of any of Ciena or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement. In the event any such expenses are paid, and thereafter Cyan becomes obligated to pay a termination fee as a result of any of the items set forth above becoming applicable, then the amount of such termination fee shall be reduced by the amount of any such expenses so paid.

If Cyan fails promptly to pay any of the foregoing fees or expenses, and, in order to obtain such payment, Ciena commences a suit that results in a judgment against Cyan for the payment of such fees or expenses, Cyan must pay to Ciena its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Treatment of Cyan Warrants and Convertible Notes (Page 130)

With respect to Cyan’s $50.0 million principal amount of outstanding convertible notes, the merger is expected to constitute a “fundamental change,” as such term is defined in the indenture governing the convertible notes, which we refer to as the indenture. The indenture provides that for a period of time beginning 25 trading days prior to the anticipated effective date of the merger and continuing until the date set for repurchase of any convertible notes tendered for purchase under the special purchase rights of holders triggered if the merger constitutes a “fundamental change” as described below, the note holders will be entitled to convert their convertible notes into the amount of cash and shares of Cyan common stock provided for in the indenture. If converted on or after the effective date of the merger, a converting noteholder will receive the cash and shares of Ciena common stock that a holder of the number of shares of Cyan common stock into which such notes were convertible immediately prior to the merger would have been entitled to receive in connection with the merger, subject to Ciena’s right to elect to pay cash in lieu of issuing such shares. The merger is also expected to constitute a “make-whole fundamental change” under the indenture. As a result, the applicable conversion rate will be increased pursuant to a make-whole provision in the indenture with respect to any conversion that occurs within the conversion period following the effective date of the merger and prior to the related repurchase date set by Ciena (but not with respect to future conversions), as further described in the indenture. The merger will also give rise to a right of holders of the convertible notes to require Ciena to repurchase their convertible notes at 100% of the principal amount thereof plus accrued and unpaid interest, to the extent the merger constitutes a “fundamental change.” The value of the merger consideration is expected to be higher than the principal amount of the convertible notes.

The merger also is expected to constitute a “fundamental transaction” as defined in the warrants. Cyan will issue timely notices to the holders of the warrants as to the record date for determining rights to vote with respect to the merger (notwithstanding that the warrants are not exercisable), and Cyan will otherwise take all actions required by the warrants in connection with the merger. Pursuant to their terms, the warrants will be deemed to have been automatically exercised on a cashless basis immediately prior to the effective time of the merger, at an exercise price of $3.62 per share. The shares of Cyan common stock issuable as a result of such deemed exercise will be deemed issued and outstanding immediately prior to the effective time and the shares of Ciena common stock issued in exchange for such Cyan shares pursuant to the merger will be registered pursuant to the Form S-4 of which this proxy statement/prospectus forms a part. Before the effective time, Cyan may, and intends to, amend one or more of the warrants to delete the provisions limiting the number of shares issuable under the warrants to any holder to 9.99% of the outstanding shares of Cyan.

The shares issuable on conversion of the convertible notes and upon exercise of the warrants are currently limited by the terms of those securities as a consequence of the limitations on private placements of voting equity securities, including to affiliates of Cyan, under the listing standards of the NYSE. The NYSE share issuance proposals are required in order to lift the restrictions on the issuance of Cyan shares under these instruments. See “Proposal No. 3—Approval of Certain Issuances of Cyan Common Stock in Excess of 20% of Cyan’s Outstanding Shares upon Conversion of Cyan’s Outstanding Convertible Notes and Exercise of Related Warrants Issued December 2014” on page 154 and “Proposal No. 4—Approval of Certain Issuances of Cyan’s Common Stock to Certain Affiliated Holders upon Conversion of Cyan’s Outstanding Convertible Notes and Exercise of Related Warrants Issued December 2014” on page 161. Prior to obtaining stockholder approval of such issuances, Cyan is required to pay the cash value of the shares that would otherwise be issuable upon conversion or exercise, as the case may be.

The Voting Agreements (Page 138)

On May 3, 2015, Ciena and certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, entered into voting agreements. As of the record date, these persons beneficially owned in the aggregate 22,311,690 shares of Cyan common stock, comprising 19,411,926 shares of Cyan common stock (or approximately 39.4% of the shares of Cyan common stock outstanding as of the close of business on the record date) and 2,899,764 shares issuable upon exercise of Cyan options exercisable or the settlement of Cyan restricted stock units within 60 days of the record date, for aggregate beneficial ownership of approximately 42.7% of the shares of Cyan common stock outstanding as of the close of business on the record date. Each of these persons has agreed to vote all beneficially owned shares of Cyan common stock in favor of adoption of the merger agreement and the NYSE share issuance proposals and any other matter that must be approved by Cyan stockholders in order to facilitate the merger, and to vote against, among other things, any proposal opposing or competing with the merger. Each voting agreement will terminate on the earliest to occur of the effective time of the consummation of the merger, the termination of the merger agreement, and mutual agreement of Ciena and the applicable stockholder. Notwithstanding the foregoing, if the Cyan board of directors makes an adverse recommendation change with respect to an “intervening event”, as such term is defined in the merger agreement, then the obligation of the stockholder to vote as described above will be modified such that the stockholder, together with the other Cyan stockholders entering into voting agreements, shall only be required to collectively vote an aggregate number of shares equal to 35% of the total voting power of the outstanding Cyan shares as described above, and the number of shares in excess of that percentage shall be voted on a pro rata basis on the merger and the NYSE share issuance proposals in a manner equivalent to the proportion of votes “FOR” and “AGAINST”, or abstain, cast by all of Cyan’s other stockholders on these matters. Each Cyan director and officer who has entered into a voting agreement has done so solely in his or her capacity as a stockholder and not in his or her capacity as a director or officer of Cyan or any of its subsidiaries. Accordingly, the voting agreements do not restrict or limit any of Cyan’s directors or officers from taking or omitting to take any action in his or her capacity as a director or officer of Cyan in order to fulfill his or her fiduciary obligations under applicable law or acting in such capacity or voting in such capacity in the good faith exercise of his or her fiduciary duties under applicable law. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex B.

Accounting Treatment (Page 114)

Ciena prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. Ciena will be treated as the acquiror for accounting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (Page 190)

It is the intention of Ciena and Cyan that the merger and second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will qualify as a “reorganization” within the meaning of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Cyan common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss if such holder received cash in lieu of fractional shares of Cyan common stock.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 190 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Comparison of Stockholders’ Rights (Page 194)

The rights of Cyan stockholders are governed by Cyan’s restated certificate of incorporation, which we refer to as the Cyan charter, by Cyan’s amended and restated bylaws, which we refer to as the Cyan bylaws, and by the DGCL. Your rights as a stockholder of Ciena will be governed by Ciena’s amended and restated certificate of incorporation, which we refer to as the Ciena charter, by Ciena’s amended and restated bylaws, which we refer to as the Ciena bylaws, and by the DGCL. Your rights under the Ciena charter and the Ciena bylaws will differ in some respects from your rights under the Cyan charter and the Cyan bylaws. For more detailed information regarding a comparison of your rights as a stockholder of Cyan and Ciena, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 194 of this proxy statement/prospectus.

Parties to the Merger (Page 63)

Cyan, Inc.

1383 N. McDowell Blvd.

Suite 300

Petaluma, California 94954

(707) 735-2300

Cyan, a Delaware corporation, is a pioneer in innovative, carrier-grade networking solutions that transform disparate and inefficient legacy networks into open, high-performance networks. Cyan’s solutions include high-capacity, multi-layer switching and transport platforms as well as a carrier-grade software-defined networking platform for network virtualization and control. Cyan’s solutions enable network operators to virtualize their networks, accelerate service delivery and increase scalability and performance, while reducing costs. Cyan has designed its solutions to enable a variety of existing and emerging applications, including business Ethernet, wireless backhaul, broadband backhaul, cloud connectivity, bandwidth on demand, and network functions virtualization (NFV). By deploying Cyan’s solutions, network operators can transform legacy networks into open, multi-vendor, carrier-grade software-controlled networks. Cyan’s solutions not only reduce network operators’ ongoing capital and operating expenses, but also enable their networks to more flexibly support rapidly changing service requirements and new business models. Cyan is headquartered in Petaluma, California.

Cyan common stock is listed on the NYSE under the symbol “CYNI.”

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

Ciena, a Delaware corporation, is a network specialist focused on communications networking solutions that enable converged, next-generation architectures, optimized to create and deliver the broad array of high-bandwidth services relied upon by business and consumer end users. Ciena provides equipment, software and services that support the transport, switching, aggregation, service delivery and management of voice, video and data traffic on communications networks. These solutions enable network operators to adopt software-programmable network infrastructures that offer the on-demand experience required by end users of services and applications. At the same time, these solutions yield business and operational value for network operators.

Ciena common stock is listed on the NYSE under the symbol “CIEN.”

Neptune Acquisition Subsidiary, Inc.

c/o Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

Merger Sub, a Delaware corporation and a wholly owned subsidiary of Ciena, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Cyan, with Cyan surviving the merger as a wholly owned subsidiary of Ciena. In the second step merger, Cyan will merge with and into Ciena.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CYAN

The following table presents selected historical consolidated financial data for Cyan as of and for the fiscal years ended December 31, 2010, 2011, 2012, 2013 and 2014 and as of and for the three months ended March 31, 2014 and 2015. The balance sheet data as of December 31, 2013 and 2014 and the statement of operations data for the fiscal years ended December 31, 2012, 2013 and 2014 have been obtained from Cyan’s audited consolidated financial statements included in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2011 and 2012 and the statement of operations data for the fiscal years ended December 31, 2010 and 2011 have been derived from Cyan’s audited consolidated financial statements not incorporated into this document by reference. The balance sheet data as of March 31, 2015 and the statement of operations data for the three months ended March 31, 2014 and 2015 have been obtained from Cyan’s unaudited consolidated financial statements included in Cyan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of March 31, 2014 has been derived from Cyan’s unaudited consolidated financial statements included in Cyan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which has not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Cyan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

	Year Ended December 31, (in thousands, except per share data)					Three Months Ended March 31, (in thousands, except per share data) (unaudited)
	2010	2011	2012	2013	2014	2014	2015
Revenue	$23,484	$40,421	$95,872	$116,582	$100,483	$19,038	$36,005
Cost of revenue(1)	18,263	27,074	57,315	68,376	58,651	11,615	20,974

Gross profit	5,221	13,347	38,557	48,206	41,832	7,423	15,031
Operating expenses(1):
Research and development	10,430	12,986	18,447	32,609	36,115	9,472	8,941
Sales and marketing	7,919	12,825	25,243	40,102	43,565	11,029	11,436
General and administrative	2,380	3,310	6,055	13,082	15,241	4,563	5,082
Restructuring charges	—	—	—	—	627	—	—

Total operating expenses	20,729	29,121	49,745	85,793	95,548	25,064	25,459
Loss from operations	(15,508)	(15,774)	(11,188)	(37,587)	(53,716)	(17,641)	(10,428)
Other income (expense), net:
Change in fair value of derivative and warrant liabilities	—	—	—	—	(4,710)	—	(41,285)
Interest expense	(429)	(419)	(33)	(367)	(486)	(47)	(1,546)
Other income (expense), net	(406)	322	(5,340)	(2,635)	(32)	(62)	419

Total other income (expense), net	(835)	(97)	(5,373)	(3,002)	(5,228)	(109)	(42,412)

Loss before provision for income taxes	(16,343)	(15,871)	(16,561)	(40,589)	(58,944)	(17,750)	(52,840)
Provision for income taxes	1	14	40	143	280	50	51

Net loss	$(16,344)	$(15,885)	$(16,601)	$(40,732)	$(59,224)	$(17,800)	$(52,891)

Basic and diluted net loss per share(2)	$(7.54)	$(6.63)	$(6.60)	$(1.32)	$(1.26)	$(0.38)	$(1.11)

Weighted-average number of shares used in computing basic and diluted net loss per share	2,167	2,396	2,515	30,836	46,956	46,636	47,818

(1)	Stock-based compensation included in the statements of operations data above was as follows:

	Year ended December 31, (in thousands)					Three Months Ended March 31, (in thousands) (unaudited)
	2010	2011	2012	2013	2014	2014	2015
Cost of revenue	$—	$73	$57	$160	$378	$60	$224
Research and development	57	338	745	2,348	3,800	915	1,530
Sales and marketing	66	229	656	2,165	3,701	798	1,485
General and administrative	72	125	639	2,576	2,674	742	1,164

Total stock-based compensation	$195	$765	$2,097	$7,249	$10,553	$2,515	$4,403

(2)	See Note 9 to Cyan’s audited consolidated financial statements appearing in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for an explanation of the calculations of Cyan’s basic and diluted net loss per share of common stock.

	December 31, (in thousands)				March 31, (in thousands, unaudited)
	2011	2012	2013	2014	2014	2015
Consolidated Balance Sheet Data
Cash and cash equivalents	$25,740	$20,221	$32,509	$47,740	$16,446	$53,870
Short-term restricted cash	—	—	—	4,165	—	4,165
Marketable securities	—	—	31,639	—	30,387	—
Working capital	26,703	13,919	72,193	63,368	56,584	56,856
Property and equipment, net	3,791	6,485	11,155	11,896	11,724	12,129
Long-term restricted cash	—	—	—	7,868	—	7,868
Total assets	43,528	70,789	121,520	115,675	99,577	112,130
Total debt	45	12,563	5,000	18,498	4,604	18,917
Total deferred revenue	5,219	17,417	19,093	7,491	16,304	7,092
Derivative and warrant liabilities	—	—	—	36,280	—	77,565
Preferred stock warrant liability	900	6,254	—	—	—	—
Redeemable convertible preferred stock	98,133	98,133	—	—	—	—
Total stockholders’ equity (deficit)	(68,675)	(83,055)	78,937	29,944	63,941	(18,374)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CIENA

The following table presents selected historical consolidated financial data for Ciena as of and for the fiscal years ended October 31, 2010, 2011, 2012, 2013 and 2014 and as of and for the six months ended April 30, 2014 and 2015. The statement of operations data for the fiscal years ended October 31, 2012, 2013 and 2014 and the balance sheet data as of October 31, 2013 and 2014 have been obtained from Ciena’s audited consolidated financial statements included in Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014, which is incorporated by reference into this proxy statement/prospectus. The statement of operations data for the fiscal years ended October 31, 2010 and 2011 and the balance sheet data as of October 31, 2010, 2011 and 2012 have been derived from Ciena’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The financial data as of April 30, 2015 and for the six months ended April 30, 2014 and 2015 have been obtained from Ciena’s unaudited condensed consolidated financial statements included in Ciena’s Quarterly Report on Form 10-Q for the six months ended April 30, 2015, which is incorporated by reference into this proxy statement/prospectus. The financial data as of April 30, 2014 has been derived from Ciena’s unaudited condensed consolidated financial statements included in Ciena’s Quarterly Report on Form 10-Q for the six months ended April 30, 2014.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014 and Ciena’s Quarterly Report on Form 10-Q for the six months ended April 30, 2015, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

STATEMENT OF OPERATIONS DATA:

	Year Ended October 31, (in thousands, except per share data)					Six Months Ended April 30, (in thousands, except per share data) (unaudited)
	2010	2011	2012	2013	2014	2014	2015
Revenue	$1,236,636	$1,741,970	$1,833,923	$2,082,546	$2,288,289	$1,093,764	$1,150,764
Cost of goods sold	739,135	1,032,824	1,109,699	1,217,371	1,339,937	630,222	648,058

Gross profit	497,501	709,146	724,224	865,175	948,352	463,542	502,706

Operating expenses:
Research and development	327,626	379,862	364,179	383,408	401,180	204,989	205,963
Selling and marketing	193,515	251,990	266,338	304,170	328,325	162,010	159,183
General and administrative	102,692	126,242	114,002	122,432	126,824	61,979	59,855
Acquisition and integration costs	101,379	42,088	—	—	—	—	1,020
Amortization of intangible assets	99,401	69,665	51,697	49,771	45,970	23,932	22,038
Restructuring costs	8,514	5,781	7,854	7,169	349	115	8,068
Change in fair value of contingent consideration	(13,807)	(3,289)	—	—	—	—	—

Total operating expenses	819,320	872,339	804,070	866,950	902,648	453,025	456,127

Gain (loss) from operations	(321,819)	(163,193)	(79,846)	(1,775)	45,704	10,517	46,579
Interest and other income (loss), net	3,917	6,022	(15,200)	(5,744)	(25,262)	(7,903)	(13,782)
Interest expense	(18,619)	(37,926)	(39,653)	(44,042)	(47,115)	(22,048)	(26,608)
Gain on cost method investments	—	7,249	—	—	—	—	—
Gain (loss) on extinguishment of debt	4,948	—	—	(28,630)	—	—	—

Income (loss) before income taxes	(331,573)	(187,848)	(134,699)	(80,191)	(26,673)	(19,434)	6,189
Provision for income taxes	1,941	7,673	9,322	5,240	13,964	6,660	4,315

Net income (loss)	$(333,514)	$(195,521)	$(144,021)	$(85,431)	$(40,637)	$(26,094)	$1,874

Basic net income (loss) per common share	$(3.58)	$(2.04)	$(1.45)	$(0.83)	$(0.38)	$(0.25)	$0.02

Diluted net income (loss) per potential common share	$(3.58)	$(2.04)	$(1.45)	$(0.83)	$(0.38)	$(0.25)	$0.02

Weighted average basic common shares outstanding	93,103	95,854	99,341	102,350	105,783	104,977	110,578

Weighted average dilutive potential common shares outstanding	93,103	95,854	99,341	102,350	105,783	104,977	111,762

BALANCE SHEET DATA:

	October 31, (in thousands)					April 30, (in thousands) (unaudited)
	2010	2011	2012	2013	2014	2014	2015
Cash and cash equivalents	$688,687	$541,896	$642,444	$346,487	$586,720	$325,083	$586,338
Short-term investments	$—	$—	$50,057	$124,979	$140,205	$90,049	$145,089
Long-term investments	$—	$50,264	$—	$15,031	$50,057	$15,042	$85,233
Total assets	$2,118,093	$1,951,418	$1,881,143	$1,802,770	$2,072,632	$1,795,464	$2,091,564
Short-term debt	$—	$—	$216,210	$—	$190,063	$187,647	$2,500
Long-term debt	$1,442,705	$1,442,364	$1,225,806	$1,212,019	$1,274,791	$1,026,641	$1,276,107
Total liabilities	$1,958,800	$1,937,545	$1,970,115	$1,885,447	$2,142,247	$1,876,304	$1,952,901
Stockholders’ equity (deficit)	$159,293	$13,873	$(88,972)	$(82,677)	$(69,615)	$(80,840)	$138,663

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger, the second step merger and related transactions. Under the terms of the merger agreement, each outstanding share of Cyan common stock at the effective time will be exchanged for merger consideration having a value at closing of 0.224 shares of Ciena common stock, consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent); and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing.

The unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 805, Business Combinations, which we refer to as ASC 805, with Ciena treated as the legal and accounting acquirer. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Ciena and Cyan. Although Ciena and Cyan have entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined financial statements present the effect of the pending merger between Ciena and Cyan as if the merger had been completed on November 1, 2013 for statement of operations purposes and on April 30, 2015 for balance sheet purposes. Due to different fiscal periods for Ciena and Cyan, the April 30, 2015 pro forma condensed combined balance sheet is based upon the historical consolidated balance sheet data of Ciena as of April 30, 2015, and the historical balance sheet data of Cyan as of March 31, 2015. The October 31, 2014 pro forma condensed combined statement of operations includes the historical consolidated statement of operations data of Ciena for the twelve months ended October 31, 2014 and the historical consolidated statement of operations data of Cyan for the twelve months ended December 31, 2014. The April 30, 2015 pro forma condensed combined statement of operations includes the historical consolidated statement of operations data of Ciena for the six months ended April 30, 2015 and the historical consolidated statement of operations data of Cyan for the six months ended March 31, 2015. Due to the difference in fiscal year ends, Cyan’s fourth quarter 2014 operating results are included in both the year ended October 31, 2014 and six months ended April 30, 2015 pro forma operating results. The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies and certain one-time charges Ciena expects to incur in connection with the transaction, and including, but not limited to, costs in connection with integrating the operations of Ciena and Cyan.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, Ciena adjusted Cyan’s assets and liabilities to their estimated fair values. As of the date of this proxy statement/prospectus, Ciena has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Cyan assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Cyan’s accounting policies to Ciena’s accounting policies. A final determination of the fair value of Cyan’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Cyan that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of merger consideration will be determined based on the trading price of Ciena common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on Ciena’s historical experience and certain data available through the public domain and Ciena’s due diligence review of Cyan’s business. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon completion of the merger, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized.

There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements;

•	Ciena’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended October 31, 2014 and Ciena’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2015; and

•	Cyan’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2014 and Cyan’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

(in thousands)

	Historical					Pro Forma
	April 30, 2015 Ciena	March 31, 2015 Cyan	Reclassifications	Adjustments		April 30, 2015 Combined
ASSETS
Current assets:
Cash and cash equivalents	$586,338	$53,870	$—	$(26,773)	a	$613,435
Restricted cash	—	4,165	—	—		4,165
Short-term investments	145,089	—	—	—		145,089
Accounts receivable, net	553,306	17,794	—	—		571,100
Inventories	214,593	9,267	—	2,658	b	226,518
Deferred costs	—	1,305	(1,305)	—		—
Prepaid expenses and other	183,512	2,546	1,305	—		187,363

Total current assets	1,682,838	88,947	—	(24,115)		1,747,670
Long-term investments	85,233	—	—	—		85,233
Restricted cash	—	7,868	—	—		7,868
Equipment, building, furniture and fixtures, net	139,064	12,129	—	—		151,193
Goodwill	—	—	—	178,495	c	178,495
Other intangible assets, net	102,238	—	—	119,000	d	221,238
Other long-term assets	82,191	3,186	—	—		85,377

Total assets	$2,091,564	$112,130	$—	$273,380		$2,477,074

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$210,002	$12,756	$—	$—		$222,758
Accrued liabilities	253,871	7,638	5,352	16,000	e	282,861
Accrued compensation	—	5,317	(5,317)	—		—
Deferred revenue	109,120	5,503	842	—		115,465
Deferred rent	—	35	(35)	—		—
Other current obligations	—	842	(842)	—		—
Current portion of long-term debt	2,500	—	—	—		2,500

Total current liabilities	575,493	32,091	—	16,000		623,584
Long-term deferred revenue	49,845	1,589	—	—		51,434
Deferred rent	—	342	(342)	—		—
Other long-term obligations	51,456	—	342	—		51,798
Derivative and warrants liabilities	—	77,565	—	(77,565)	f	—
Long-term debt, net	1,276,107	18,917	—	30,398	g	1,325,422

Total liabilities	1,952,901	130,504	—	(31,167)		2,052,238

Commitments and contingencies	—	—		—		—
Stockholders’ equity (deficit):
Preferred stock	—	—	—	—		—
Common stock	1,177	5	—	97	h	1,279
Additional paid-in capital	6,167,862	221,305	—	80,766	h	6,469,933
Accumulated other comprehensive loss	(21,793)	(287)	—	287	h	(21,793)
Accumulated deficit	(6,008,583)	(239,397)	—	223,397	h,e	(6,024,583)

Total stockholders’ equity (deficit)	138,663	(18,374)	—	304,547		424,836

Total liabilities and stockholders’ equity (deficit)	$2,091,564	$112,130	$—	$273,380		$2,477,074

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

Year Ended

(in thousands, except per share data)

	Historical					Pro Forma
	October 31, 2014 Ciena	December 31, 2014 Cyan	Reclassifications	Adjustments		October 31, 2014 Combined
Revenue:
Products	$1,865,826	$100,483	$(7,500)	$—		$1,958,809
Services	422,463	—	7,500	—		429,963

Total Revenue	2,288,289	100,483	—	—		2,388,772
Cost of goods sold:
Products	1,083,022	58,651	(3,188)	6,602	i	1,145,087
Services	256,915	—	3,188	—		260,103

Total cost of goods sold	1,339,937	58,651	—	6,602		1,405,190

Gross profit	948,352	41,832	—	(6,602)		983,582

Operating expenses:
Research and development	401,180	36,115	—	—		437,295
Selling and marketing	328,325	43,565	—	—		371,890
General and administrative	126,824	15,241	—	—		142,065
Amortization of intangible assets	45,970	—	—	12,403	i	58,373
Restructuring costs	349	627	—	—		976

Total operating expenses	902,648	95,548	—	12,403		1,010,599

Income (loss) from operations	45,704	(53,716)				(27,017)
Interest and other income (loss), net	(25,262)	(32)				(25,294)
Change in fair value of derivative and warrant liabilities	—	(4,710)	—	4,710	j	—
Interest expense	(47,115)	(486)	—	—		(47,601)

Loss before income taxes	(26,673)	(58,944)	—	4,710		(99,912)
Provision for income tax	13,964	280	—	—	k	14,244

Net loss	$(40,637)	$(59,224)	$—	$4,710		$(114,156)

Basic net loss per common share	$(0.38)	$(1.26)	$—	$—		$(0.98)

Diluted net loss per potential common share	$(0.38)	$(1.26)	$—	$—		$(0.98)

Weighted average basic common shares outstanding	105,783	46,956	—	(36,781)	h	115,958

Weighted average dilutive potential common shares outstanding	105,783	46,956	—	(36,781)	h	115,958

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF OPERATIONS

Six Months Ended

(in thousands, except per share data)

	Historical					Pro Forma
	April 30, 2015 Ciena	March 31, 2015 Cyan	Reclassifications	Adjustments		April 30, 2015 Combined
Revenue:
Products	$934,195	$66,459	$(3,387)	$—		$997,267
Services	216,569	—	3,387	—		219,956

Total Revenue	1,150,764	66,459	—	—		1,217,223
Cost of goods sold:
Products	523,446	38,058	(1,670)	5,852	i	565,686
Services	124,612	—	1,670	—		126,282

Total cost of goods sold	648,058	38,058	—	5,852		691,968

Gross profit	502,706	28,401	—	(5,852)		525,255

Operating expenses:
Research and development	205,963	17,108	—	—		223,071
Selling and marketing	159,183	22,126	—	—		181,309
General and administrative	59,855	8,518	—	—		68,373
Acquisition and integration costs	1,020	—	—	—		1,020
Amortization of intangible assets	22,038	—	—	6,202	i	28,240
Restructuring costs	8,068	627	—	—		8,695

Total operating expenses	456,127	48,379	—	6,202		510,708

Income (loss) from operations	46,579	(19,978)	—	(12,054)		14,547
Interest and other income (loss), net	(13,782)	90	—	—		(13,692)
Change in fair value of derivative and warrant liabilities	—	(45,995)	—	45,995	j	—
Interest expense	(26,608)	(1,898)	—	—		(28,506)

Income (loss) before income taxes	6,189	(67,781)	—	33,941		(27,651)
Provision for income tax	4,315	150	—	—	k	4,465

Net income (loss)	$1,874	$(67,931)	$—	$33,941		$(32,116)

Basic net income (loss) per common share	$0.02	$(1.43)	$—	$—		$(0.27)

Diluted net income (loss) per potential common share	$0.02	$(1.43)	$—	$—		$(0.27)

Weighted average basic common shares outstanding	110,578	47,519	—	(37,344)	h	120,753

Weighted average dilutive potential common shares outstanding	111,762	47,519	—	(38,528)	h	120,753

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.    Basis of Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements under the acquisition method in accordance with ASC 805, with Ciena treated as the acquirer. Under the acquisition method, the total estimated purchase price allocation is calculated as described in Note 3 below. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates, and these estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. The final amounts recorded for the merger may differ materially from the information presented herein.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to SEC Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined companies based upon the historical information after giving effect to the merger and adjustments described in these Notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements present the effect of the pending merger between Ciena and Cyan as if the merger had been completed on November 1, 2013 for results of operations purposes and on April 30, 2015 for balance sheet purposes. Due to different fiscal periods for Ciena and Cyan, the April 30, 2015 pro forma condensed combined balance sheet is based upon the historical consolidated balance sheet data of Ciena as of April 30, 2015, and the historical balance sheet data of Cyan as of March 31, 2015. The October 31, 2014 pro forma condensed combined statement of operations includes the historical consolidated statement of operations data of Ciena for the twelve months ended October 31, 2014 and the historical consolidated statement of operations data of Cyan for the twelve months ended December 31, 2014. The April 30, 2015 pro forma condensed combined statement of operations includes the historical consolidated statement of operations data of Ciena for the six months ended April 30, 2015 and the historical consolidated statement of operations data of Cyan for the six months ended March 31, 2015. Due to the difference in year ends, Cyan’s fourth quarter 2014 operating results are included in both the year ended October 31, 2014 and six months ended April 30, 2015 pro forma operating results. Cyan’s revenue and net loss for the fourth quarter of 2014 were $30.5 million and ($15.0) million, respectively.

Ciena and Cyan have historically recorded a full valuation allowance on their deferred tax assets since it was more-likely-than not that such assets would not be realized. Following the merger, Ciena will need to assess whether a valuation allowance should be recorded on the deferred tax assets of the combined company. In accordance with the requirements of ASC 805, any change in the valuation allowance of Ciena would be reflected in the income tax provision.

Certain reclassifications have been made relative to Ciena’s and Cyan’s historical financial statements to conform to the financial statement presentation of Ciena and the combined company. The reclassification adjustments related to the balance sheet include the following: (i) reclassification of deferred costs to prepaid expenses and other; (ii) reclassification of accrued compensation and deferred rent to accrued liabilities; (iii) reclassification of deferred rent to other long-term obligations (iv) reclassification of deferred product credits included in other current obligations into deferred revenue. The reclassification adjustments on the statement of operations pertain to the following: (1) reclassification reflects the allocation of product and services revenue; (2) reclassification reflects the allocation of product and services cost of sales.

2.    Preliminary Estimated Purchase Price Consideration

Under the terms of the merger agreement, each outstanding share of Cyan common stock at the effective time will be exchanged for per share merger consideration having a value at closing of 0.224 shares of Ciena common stock, consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock

(plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent); and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing.

The nature of the merger consideration is expected to constitute a fundamental change under the terms of Cyan’s outstanding convertible notes and warrants. Under the terms of the convertible notes, in the event of a fundamental change, the holders may convert each $1,000 par value of the notes into 409.3998 shares of Cyan common stock, as well as incremental shares subject to a make-whole table. For purposes of calculating the preliminary purchase price, Ciena assumed these convertible notes did not convert. Under the terms of the warrants, in the event of a fundamental change, the warrants will be automatically exercised on a cashless basis, which will result in the elimination of the warrants and the issuance of approximately 2.7 million shares of Cyan common stock. These shares will be considered in the total preliminary purchase price.

The merger agreement further provides for each Cyan stock option that is outstanding and unexercised and each Cyan restricted stock unit that is unvested at the closing date to be assumed and converted into an option to purchase Ciena common stock and Ciena restricted stock units, respectively, based on the 0.224 aggregate exchange ratio. Based on Cyan’s stock options outstanding at May 3, 2015 and the 0.224 aggregate exchange ratio, the unaudited pro forma condensed combined financial statements present the assumption of Cyan options to purchase approximately 11.2 million shares of Cyan common stock and conversion into options to purchase approximately 2.5 million shares of Ciena common stock.

The fair value of stock options assumed was determined using a Black-Scholes valuation model with market based assumptions. The fair value of unvested Cyan stock awards assumed will be recorded as operating expenses on a straight-line basis over the remaining service periods, while the fair value of vested options assumed is included in the total purchase price. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates.

The requirement to determine the final purchase price using the number of Cyan shares outstanding at the closing date and the closing price of Ciena’s common stock as of the closing date could result in a total purchase price different from the price assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. Therefore, the estimated merger consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual merger consideration at the time the merger is completed.

Ciena’s closing stock price at the closing date of the merger will be a determining factor in arriving at the final purchase price. Solely for purposes of these pro forma condensed combined financial statements, and determining the total preliminary purchase price, Ciena has assumed a stock price of $21.29 per share, representing the closing price of Ciena’s common stock on the NYSE on May 1, 2015, the last trading day prior to the public announcement of the merger agreement.

Based on the closing price of Ciena’s common stock on May 1, 2015, the total preliminary purchase price was approximately $265.6 million, including estimated fair values of vested Cyan stock option awards assumed, and comprised of:

	(In thousands, except exchange ratio and share price)
Estimated number of outstanding Cyan shares to be acquired	48,326
Estimated number of Cyan shares to be issued under automatic exercise of warrants	2,710

Total Cyan shares to be exchanged for Ciena shares	51,036
Multiplied by the conversion ratio	0.224

Equivalent Ciena shares to be issued to Cyan stockholders	11,432
Multiplied by the assumed price per Ciena common share	$21.29

Total value of merger consideration to be distributed to Cyan stockholders	$243,389	*
Estimated fair value of outstanding Cyan vested stock options to be assumed and converted into Ciena stock options	22,222

Estimated total preliminary purchase price	$265,611

*	Value will be paid in 89% Ciena shares and 11% cash per the merger consideration described above

For purposes of these unaudited pro forma condensed combined financial statements, the estimated total preliminary purchase price has been allocated among Cyan’s tangible and intangible assets and liabilities based on their estimated fair value as of March 31, 2015. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the date of closing of the merger. Such final determination of the purchase price allocation may be significantly different from the preliminary estimates used in these unaudited pro forma condensed combined financial statements.

An increase of 20% in the price per share of Ciena common stock as of May 1, 2015 would increase the consideration transferred and the purchase price by approximately $63.1 million, whereas a decrease of 20% would result in a decline of approximately $62.8 million. Such changes would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

3.    Preliminary Estimated Purchase Price Allocation

Based upon a preliminary valuation, the total estimated preliminary purchase price consideration was allocated to the fair value of Cyan’s assets and liabilities as follows:

Cash, cash equivalents & restricted cash	$65,903
Accounts receivable	17,794
Inventory	11,925
Prepaid expenses and other	3,851
Equipment, building, furniture and fixtures	12,129
Goodwill	178,495
Intangible assets, net	119,000
Other long-term assets	3,186

Total assets acquired	412,283
Accounts payable	12,756
Accrued liabilities	12,990
Deferred revenue	7,934
Other long-term obligations	342
Long-term debt including equity component(1)	112,650

Total liabilities and equity component assumed	146,672

Fair value of net assets acquired	$265,611

(1)	Comprise the total fair value of the debt and equity components of Cyan’s convertible notes. For the purpose of pro forma condensed combined financial statements, Ciena does not assume the conversion of the convertible notes.

The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of Cyan on the closing date of the merger and completion of the valuation of the fair value of such net assets. Ciena anticipates that the ultimate purchase price allocation of balance sheet amounts such as current assets and liabilities, property and equipment, intangible assets and long-term assets and liabilities (including debt) will differ from the preliminary assessment outlined above. Any changes to the preliminary estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

The compensation expense associated with the portion of the assumed stock options and restricted stock units that are subject to future service requirements have not been included in the above purchase price allocation and have not been included in the unaudited pro forma condensed combined financial statements.

4.    Preliminary Pro Forma Financial Statement Adjustments

Adjustments included in the column under the heading “Adjustments” represent the following:

(a)	Represents the estimated cash due to Cyan stockholders in the merger.

(b)	To record the difference in book value and fair value of inventory acquired in the merger.

(c)	Reflects the preliminary pro forma adjustment to goodwill, calculated as follows:

(in thousands)
Preliminary purchase price	$265,611
Less: Fair value of net assets acquired	(87,116)

Total estimated goodwill	$178,495

(d)	Reflects the components of the preliminary estimates of the fair value of intangible assets to be acquired by Ciena at the closing of the merger, which are as follows:

	Estimated useful life	Estimated fair value (in thousands)
Developed Technology	5-7 years	$77,400
Trademarks	3-7 years	3,100
Customer relationships	4-7 years	36,800
Backlog	3 months	1,700

		$119,000

(e)	Reflects certain transaction costs expected to be incurred.

(f)	Reflects the elimination of the outstanding Cyan warrants in the merger. Such warrants will be deemed to have been automatically exercised on a cashless basis immediately prior to the effective time of the merger, with such shares of Cyan common stock exchanged for Ciena shares pursuant to the merger. Also reflects the derecognition of the bifurcated conversion features in Cyan’s convertible notes as a result of Cyan stockholder approval of the NYSE share issuance proposals, which is a condition of Ciena’s obligation to complete the merger.

(g)	Represents an adjustment to the fair value of the liability component of Cyan’s convertible notes.

(in thousands)
Fair value of liability portion of convertible note	$49,315
Less: historical value of liability portion of convertible note	18,917

Adjustment	$30,398

(h)	Represents the elimination of historical stockholders’ equity for Cyan and Ciena common stock issued for consideration.

(in thousands, except per share amounts)
Estimated number of Cyan shares to be acquired	51,036
Fixed exchange ratio	0.224

Equivalent Ciena shares to be issued to Cyan stockholders	11,432
Percent to be delivered in the form of shares	89%

Ciena shares to be delivered	10,175
Closing stock price for Ciena common stock on May 1, 2015	$21.29

Estimated equity consideration	$216,617
Plus: estimated fair value of outstanding Cyan vested stock options to be exchanged for Ciena stock options	$22,222

Estimated total equity purchase price	$238,838
Plus: historical Cyan stockholders’ deficit	18,374
Less: transaction costs expected to be incurred	(16,000)
Plus: fair value of equity portion of long-term debt	63,335

Pro forma adjustment to stockholders’ equity	$304,547

(i)	Reflects pro forma adjustments to amortization of acquisition-related intangibles assuming the preliminary estimates of their fair value and estimated weighted average lives as described in Note (d).

(j)	Represents (i) the elimination of mark to market changes in the fair value of Cyan’s warrants, as they are automatically exercised on a cashless basis immediately prior to the effective time of the merger, and (ii) the elimination of mark to market changes in the fair value of bifurcated conversion features in Cyan’s convertible notes, as a result of Cyan stockholder approval of the NYSE share issuance proposals, which is a condition of Ciena’s obligation to complete the merger.

(k)	Due to valuation allowances on net deferred tax assets for both Ciena and Cyan, the unaudited pro forma condensed combined consolidated statements of operations do not reflect statutory rate tax adjustments for pro forma purposes.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended October 31, 2014 and the six month period ended April 30, 2015 reflects the merger as if it had occurred on November 1, 2013. The information in the table is based on, and should be read together with, the historical financial information that Ciena and Cyan have presented in their respective filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

The unaudited pro forma combined per share data is presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

Neither Ciena nor Cyan declared or paid any dividends during the periods presented.

	Year Ended October 31, 2014	Six Months Ended April 30, 2015
CIENA HISTORICAL PER SHARE DATA:
Basic net income (loss) per common share	$(0.38)	$0.02
Diluted net income (loss) per common and dilutive potential common share	$(0.38)	$0.02
Book value per share at period end	$(0.65)	$1.18

	Year Ended December 31, 2014	Six Months Ended March 31, 2015
CYAN HISTORICAL PER SHARE DATA:
Basic net loss per common share	$(1.26)	$(1.43)
Diluted net loss per common and dilutive potential common share	$(1.26)	$(1.43)
Book value per share at period end	$0.63	$(0.38)

	Year Ended October 31, 2014	Six Months Ended April 30, 2015
UNAUDITED PRO FORMA COMBINED CIENA:
Basic net loss per common share	$(0.98)	$(0.27)
Diluted net loss per common and dilutive potential common share	$(0.98)	$(0.27)
Book value per share at period end	N/A	$3.32

	Year Ended October 31, 2014	Six Months Ended April 30, 2015
EQUIVALENT PRO FORMA COMBINED CYAN:
Basic net loss per common share	$(0.20)	$(0.05)
Diluted net loss per common and dilutive potential common share	$(0.20)	$(0.05)
Book value per share at period end	N/A	$0.66

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Comparative Per Share Market Price Information

Cyan common stock trades on the NYSE under the symbol “CYNI” and Ciena common stock trades on the NYSE under the symbol “CIEN.” The following table presents the closing prices of Cyan common stock and Ciena common stock on May 1, 2015, the last trading day before the public announcement of the merger agreement, and June 24, 2015, the last practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of Cyan common stock on the relevant date.

Date	Cyan Closing Price	Ciena Closing Price	Exchange Ratio	Estimated Equivalent Per Share Value(1)

May 1, 2015	$3.65	$21.29	0.224	$4.77
June 24, 2015	$5.57	$25.04	0.224	$5.61

(1)	The implied value of the per share merger consideration for each relevant date is calculated by multiplying the closing price of Ciena common stock on the relevant date by the exchange ratio of 0.224.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Cyan stockholders in determining whether to adopt the merger agreement. Cyan stockholders are urged to obtain current market quotations for Ciena common stock and Cyan common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement and vote in favor of the NYSE share issuance proposals. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Comparative Stock Prices and Dividends

Cyan’s common stock has traded on the NYSE under the symbol “CYNI” since its initial public offering on May 9, 2013. During fiscal 2013, Ciena’s common stock was traded on the NASDAQ Global Select Market. On December 23, 2013, Ciena transferred the listing of its common stock from the NASDAQ Global Select Market to the NYSE. Ciena common stock trades under the stock symbol “CIEN.”

The following tables show, for the periods indicated, the high and low sale prices per share of Cyan common stock and Ciena common stock, as reported on the NASDAQ Global Select Market or the New York Stock Exchange, as applicable, for the fiscal periods indicated. Cyan and Ciena have not historically paid any dividends on common stock, and Cyan and Ciena do not presently anticipate paying any dividends on their respective common stock in the foreseeable future.

Cyan’s fiscal year ends on December 31 and Ciena’s fiscal year ends on October 31.

	Cyan Common Stock
Fiscal Quarters	High	Low
Fiscal Year 2013
Second Quarter (from May 9, 2013)	$15.05	$9.50
Third Quarter	$11.39	$7.85
Fourth Quarter	$10.10	$3.61
Fiscal Year 2014
First Quarter	$5.34	$3.19
Second Quarter	$4.74	$3.18
Third Quarter	$4.43	$3.00
Fourth Quarter	$3.40	$2.02
Fiscal Year 2015
First Quarter	$4.30	$2.27
Second Quarter (through June 24, 2015)	$5.79	$3.62

	Ciena Common Stock
Fiscal Quarters	High	Low
Fiscal Year 2013
First Quarter	$16.48	$13.16
Second Quarter	$17.53	$14.32
Third Quarter	$22.96	$14.91
Fourth Quarter	$27.67	$19.92
Fiscal Year 2014
First Quarter	$24.37	$20.93
Second Quarter	$27.16	$18.88
Third Quarter	$22.94	$18.00
Fourth Quarter	$20.98	$13.77
Fiscal Year 2015
First Quarter	$20.32	$14.69
Second Quarter	$22.50	$17.86
Third Quarter (through June 24, 2015)	$26.20	$20.67

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents to which Cyan and Ciena refer you to in this registration statement, of which this proxy statement/prospectus forms a part, as well as oral statements made or to be made by Cyan and Ciena, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Exchange Act with respect to the businesses, strategies and plans of Cyan and Ciena, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this registration statement, of which this proxy statement/prospectus forms a part, that are not historical facts, including statements about the beliefs and expectations of the management of each of Cyan and Ciena, are forward-looking statements. Words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While Cyan and Ciena believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Ciena and Cyan. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of Cyan and Ciena depending upon a number of factors affecting their businesses and risks associated with the successful execution of the merger and the integration and performance of their businesses following the merger. These factors include, but are not limited to, risks and uncertainties detailed in Ciena’s periodic public filings with the SEC, including those discussed in the sections entitled “Risk Factors” in Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014 and Ciena’s Quarterly Reports on Form 10-Q for the periods ended January 31, 2015 and April 30, 2015 and in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Cyan’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, factors contained or incorporated by reference into such documents and in subsequent filings by Ciena and Cyan with the SEC, and the following factors:

•	the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Cyan to pay a termination fee and expenses to Ciena;

•	uncertainties related to the timing of the receipt of required regulatory approvals for the merger;

•	the ability to implement integration plans for the merger and the ability to recognize the anticipated growth and cost savings and benefits of the merger;

•	the inability to complete the merger due to the failure to obtain the Cyan stockholder approval or the failure to satisfy other conditions to the closing of the merger;

•	the failure of the merger to close for any other reason;

•	risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations and the potential difficulties in retention of any members of senior management of Cyan and any other key employees that Ciena is interested in retaining after the closing of the merger;

•	the outcome of any legal proceedings that have been or may be instituted against Cyan and/or others relating to the merger agreement;

•	diversion of the attention of Cyan and Ciena management from ongoing business concerns;

•	limitations placed on the ability of Cyan to operate its business by the merger agreement and the limitations put on Cyan’s ability to pursue alternatives to the merger pursuant to the merger agreement;

•	the effect of the announcement of the merger on Cyan’s and Ciena’s business relationships, employees, customers, suppliers, vendors, other partners, operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	factors that affect customer demand;

•	customers’ financial strength;

•	shortages or changes in availability, or increases in costs of, key supplies;

•	the market price for Ciena common stock potentially being affected, following the merger, by factors that historically have not affected the market price for Ciena common stock;

•	the possibility that the expected synergies from the merger will not be realized or will take longer to realize than expected;

•	changes in tax laws or interpretations that could increase the consolidated tax liabilities of Cyan and Ciena;

•	competitive pressures in all markets in which Cyan and Ciena operate;

•	the possibility of Cyan’s directors and officers having interests in the merger that are different from, or in addition to, the interests of Cyan stockholders more generally; and

•	the possibility of actual results of operations, cash flows and financial position after the merger materially differing from the unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus.

Consequently, all of the forward-looking statements Cyan or Ciena make in this document are qualified by the information contained or incorporated by reference into this proxy statement/prospectus, including, but not limited to (i) the information contained under this heading and (ii) the information discussed under the sections entitled “Risk Factors” in Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014 and Ciena’s Quarterly Reports on Form 10-Q for the periods ended January 31, 2015 and April 30, 2015 and in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Cyan’s Quarterly Report on Form 10-Q for the period ended March 31, 2015. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Neither Ciena nor Cyan is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

RISK FACTORS

By voting in favor of the proposal to adopt the merger agreement, Cyan stockholders will be choosing to invest in Ciena common stock. An investment in Ciena common stock involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 45 of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus or in the documents of Cyan and Ciena incorporated by reference into this proxy statement/prospectus, particularly the risk factors set forth in the documents of Cyan and Ciena incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Cyan or Ciena assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

Because the market price of shares of Ciena common stock will fluctuate, you cannot be sure of the market value of the shares of Ciena common stock you will receive in the merger or the amount of cash you will receive in the merger.

Upon completion of the merger, each share of Cyan common stock that you hold will be converted into the right to receive the per share merger consideration having a value at closing of 0.224 shares of Ciena common stock, consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing. There will be no adjustment to the per share merger consideration due to changes in the market price of either shares of Cyan common stock or Ciena common stock and the merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of Ciena common stock that you will be entitled to receive upon completion of the merger with respect to the stock consideration, and the amount of cash consideration you will receive, will depend on the market value of the shares of Ciena common stock at the time of the completion of the merger and could vary significantly from the market value on the date of this proxy statement/prospectus or the date of the postponed annual meeting. In addition, the market value of the shares of Ciena common stock that you will be entitled to receive in the merger with respect to the stock consideration also will continue to fluctuate after the completion of the merger and you could lose the value of your investment in Ciena common stock. See the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 43 of this proxy statement/prospectus.

Such variations could be the result of changes in the business, operations or products of Cyan or Ciena prior to the merger and Ciena following the merger, market assessments of the likelihood that the merger will be completed or the timing of the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Ciena or Cyan. Because the date that the merger will be completed will be later than the date of the postponed annual meeting, at the time of the meeting you will not know the value of the merger consideration that you will receive upon completion of the merger.

The market price for Ciena common stock may be affected by factors different from those that historically have affected Cyan common stock.

Upon completion of the merger, Cyan stockholders will become Ciena stockholders. Ciena’s business differs from that of Cyan, and accordingly the results of operations of Ciena will be affected by certain factors that are different from those currently affecting the results of operations of Cyan. For a discussion of the businesses of Ciena and Cyan and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

The shares of Ciena common stock to be received by Cyan stockholders as a result of the merger will have rights different from the shares of Cyan common stock.

Upon consummation of the merger, the rights of Cyan stockholders, who will become Ciena stockholders, will be governed by the charter and bylaws of Ciena. The rights associated with Cyan common stock are different from the rights associated with the Ciena common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 194 of this proxy statement/prospectus for a discussion of these rights.

If the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, Cyan stockholders may be subject to U.S. federal income tax on the full value of the merger consideration.

Although Ciena and Cyan intend that the merger and second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will qualify as a reorganization within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service may assert that the merger fails to qualify as such. If the Internal Revenue Service were to be successful in such assertion, or if for any other reason the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder (as defined on page 190) of shares of Cyan common stock would recognize gain or loss with respect to its shares of Cyan common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the fair market value of the shares of Ciena common stock and cash received.

Unanticipated regulatory actions could prevent, or substantially delay, consummation of the merger.

Under the provisions of the HSR Act, the merger may not be completed until the expiration of a statutory 30 day waiting period, or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. On May 15, 2015, Cyan and Ciena filed with the FTC and DOJ notification and report forms under the HSR Act. The waiting period under the HSR Act for the proposed merger terminated on June 15, 2015.

Notwithstanding the expiration of the statutory waiting period, at any time before or after completion of the merger, the FTC or DOJ could act under the antitrust laws to prevent a substantial lessening of competition or the creation of a monopoly, including by seeking to enjoin completion of the transaction or seeking divestiture of assets, businesses or product lines of Cyan or Ciena. A delay could, among other things, increase the chance that: an event occurs that constitutes a material adverse effect with respect to Cyan and thereby may cause the failure of a Ciena closing condition; other adverse effects with respect to Cyan could occur, such as the loss of key personnel, potentially affecting the success of the combined entities; or an event could occur that causes a failure of a Cyan closing condition or that adversely impacts the value of Ciena common stock, and thus has a negative impact on the per share merger consideration.

Under the merger agreement, Ciena and Cyan generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, Ciena is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Cyan and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Cyan and its subsidiaries after the effective time) in order to obtain such regulatory approvals, nor is Ciena obligated to engage in litigation with any governmental authorities in order to obtain any regulatory approvals.

The closing of the merger is subject to conditions and if these conditions are not satisfied or waived, the merger will not be completed.

The closing of the merger is subject to a number of conditions as set forth in the merger agreement that must be satisfied or waived, including the Cyan stockholder approval of the proposal to adopt the merger agreement, the Cyan stockholder approval of the NYSE share issuance proposals, the expiration or termination of the waiting period applicable to the merger under the HSR Act, the absence of any law, regulation, order, judgment or injunction restraining, enjoining or otherwise prohibiting the closing of the merger, the declaration by the SEC of the effectiveness of the registration statement on Form S-4 filed by Ciena in respect of the shares of Ciena common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, and the approval of the listing on the NYSE of the shares of Ciena common stock to be issued in the merger.

The closing of the merger is also dependent on the accuracy of representations and warranties made by the parties to the merger agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the merger agreement. Under the merger agreement, Ciena and Cyan generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, Ciena is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Cyan and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Cyan and its subsidiaries after the effective time) in order to obtain such regulatory approvals nor is Ciena obligated to engage in litigation with any governmental authorities in order to obtain any regulatory approvals.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 132 of this proxy statement/prospectus.

There can be no assurance as to whether or when the conditions to the closing of the merger will be satisfied or waived or as to whether or when the merger will be consummated.

Ciena and Cyan will be subject to business uncertainties and certain operating restrictions until consummation of the merger.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Ciena, Cyan or the combined company following the merger. These uncertainties could disrupt the business of Ciena or Cyan and cause customers, suppliers, vendors, partners and others that deal with Ciena and Cyan to defer entering into contracts with Ciena and Cyan or making other decisions concerning Ciena and Cyan or seek to change or cancel existing business relationships with Ciena and Cyan. The uncertainty and difficulty of integration could also cause key employees of Ciena and Cyan to leave their employment. In addition, the merger agreement restricts Cyan from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Ciena. These restrictions may prevent Cyan from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Conduct of Business Prior to Effective Time” beginning on page 122 of this proxy statement/prospectus for a description of the restrictive covenants to which Cyan is subject.

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

Either Cyan or Ciena may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by November 30, 2015. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, Cyan may be required to pay Ciena a termination fee of $15.0 million, including in the event Cyan terminates the merger agreement to enter into an agreement with respect to a superior proposal. In certain other circumstances, Cyan may be obligated to reimburse Ciena for its transaction expenses up to $2.0 million. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 134 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense payment may be payable by Cyan.

The merger agreement contains restrictions on the ability of Cyan to pursue other alternatives to the merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of Cyan to solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding any third party offer or proposal that might reasonably be expected to lead to a takeover proposal. Also, subject to limited exceptions, consistent with applicable law, the merger agreement provides that the Cyan board will not withdraw, publicly propose to withdraw or modify in a manner adverse to Ciena its recommendations that Cyan stockholders vote in favor of the proposal to adopt the merger agreement and the NYSE share issuance proposals, and in specified circumstances Ciena has a right to negotiate with Cyan in order to match any competing takeover proposals that may be made. In addition, Ciena and certain Cyan officers and directors and affiliated stockholders beneficially owning approximately 40% of Cyan common stock outstanding as of the record date have entered into voting agreements. Even if the Cyan board of directors makes an adverse recommendation change with respect to an “intervening event”, such stockholders will still be obligated to collectively vote in favor of the merger an aggregate number of shares equal to 35% of the total voting power of the outstanding Cyan shares, and the number of shares in excess of that percentage shall be voted on a pro rata basis on the merger and the NYSE share issuance proposals in a manner equivalent to the proportion of votes “FOR” and “AGAINST”, or abstain, cast by all of Cyan’s other stockholders on these matters.

Although the Cyan board is permitted to take certain actions in response to a superior proposal or a takeover proposal that is reasonably likely to result in a superior proposal if it determines that the failure to do so would be reasonably expected to result in a violation of its fiduciary duties, doing so in specified situations could require Cyan to pay to Ciena a termination fee of $15.0 million. See the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 125 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such acquisition, even if it were prepared to pay consideration with a higher value than that to be paid in the merger. There also is a risk that the requirement to pay the termination fee or expense payment to Ciena in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire Cyan than it might otherwise have proposed to pay.

The termination of the merger agreement could negatively impact Cyan.

If the merger is not completed for any reason, including as a result of Cyan stockholders failing to adopt the merger agreement, the ongoing business of Cyan may be adversely affected and, without realizing any of the benefits of having completed the merger, Cyan would be subject to a number of risks, including the following:

•	Cyan may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Cyan may experience negative reactions from its customers and employees;

•	Cyan will be required to pay its own expenses relating to the merger, whether or not the merger is completed;

•	the merger agreement places certain restrictions on the conduct of Cyan’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of Ciena (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent Cyan from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Business Prior to Effective Time” beginning on page 122 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Cyan); and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Cyan management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Cyan as an independent company.

If the merger agreement is terminated and the Cyan board seeks another merger or business combination, Cyan stockholders cannot be certain that Cyan will be able to find a party willing to offer equivalent or more attractive consideration than the per share merger consideration Ciena has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, Cyan may be required to pay a termination fee of $15.0 million, depending on the circumstances surrounding the termination. Cyan may be required to reimburse Ciena for its expenses, up to an amount of $2.0 million, if the merger agreement is terminated in certain specified circumstances. See the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus.

Directors and officers of Cyan may have interests in the merger that are different from those of Cyan stockholders generally.

In considering the recommendation of the Cyan board to adopt the merger agreement, Cyan stockholders should be aware that some of the Cyan directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Cyan stockholders generally, including, but not limited to, the following:

•	Cyan has in place severance and change in control agreements with certain employees, including its executive officers, entitling them to certain payments, vesting acceleration and other specified benefits in connection with a termination of employment in connection with a change in control of Cyan;

•	Ciena has entered into term sheets with certain employees, including executive officers, describing post-closing employment and compensation arrangements with those employees;

•	directors and executive officers of Cyan may be entitled to vesting acceleration upon specified circumstances and in connection with a change in control under various plans, equity awards and agreements;

•	in connection with the merger, Ciena will assume outstanding options to purchase shares of Cyan common stock and restricted stock units held by such directors and executive officers;

•	certain executive officers and funds affiliated with a director of Cyan will be entitled to cash and shares of stock, if any, issuable on conversion of the convertible notes and upon exercise of the warrants held by such affiliated holders; and

•	directors and officers will be indemnified by Ciena for a period of six years following completion of the merger with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.

The Cyan board was aware of and considered these interests when it declared advisable the merger agreement and the consummation of the transactions contemplated thereby, determined that the terms of the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, Cyan and its stockholders, and recommended that Cyan stockholders adopt the merger agreement. See the section entitled “Interests of Cyan’s Directors and Executive Officers in the Merger” beginning on page 141 of this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of Ciena following the merger may differ materially.

The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of Ciena’s financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of Ciena following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Ciena’s financial condition or results of operations following the merger. Any potential decline in Ciena’s financial condition or results of operations may cause significant variations in the stock price of Ciena.

Lawsuits have been filed against Ciena and Cyan challenging the merger, and one or more adverse rulings may prevent the merger from being completed.

On May 15, 2015, two putative class action lawsuits in connection with the merger were filed in the Court of Chancery of the State of Delaware, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. The cases were captioned Luvishis v. Cyan, Inc., et al., C.A. No. 11027-CB, and Poll v. Cyan, Inc., et al., C.A. No. 11028-CB. On May 20, 2015, a third putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Canzano v. Floyd, et al., Case No. 11052-CB, naming Ciena, Merger Sub and members of the Cyan board as defendants. On May 27, 2015, a fourth putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Kassis v. Cyan, Inc., et al., Case No. 11069-CB, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. On June 3, 2015, a fifth putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Fenske v. Cyan, Inc., et al., Case No. 11090-CB, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. On June 23, 2015, the Court entered an order consolidating each of the foregoing lawsuits and providing that the consolidated case shall be captioned In re Cyan, Inc. Stockholder Litigation, Consolidated Case No. 11027-CB. The Court further appointed co-lead plaintiffs and co-lead counsel and directed the plaintiffs to file a consolidated amended complaint. Each of the complaints generally alleges, among other things, that members of the Cyan board breached their fiduciary duties by failing to take steps to maximize the value of Cyan to its public stockholders, taking steps to avoid competitive bidding or deter superior proposals, failing to properly value Cyan and obtain the best exchange ratio, and ignoring or not protecting against conflicts of interest. The complaints also allege that Cyan, Ciena and Merger Sub have aided and abetted the Cyan board members’ breaches of their fiduciary duties. The actions seek (i) preliminary and permanent injunctive relief enjoining Cyan and Ciena from consummating the merger; (ii) in the event the merger is consummated prior to the entry of the Court’s final judgment, rescission of the merger or awarding rescissory damages; and (iii) recovery through an accounting by the defendants of all damages caused by them as a result of the alleged breaches of fiduciary duties. The actions also seek to recover costs, including attorneys’ fees and experts’ fees. The consolidated lawsuit is in a preliminary stage. Additional lawsuits may be filed against Cyan, Ciena, Merger Sub and their respective directors and officers alleging similar or additional claims. The outcome of the putative class action lawsuit described above or any other lawsuit that may be brought challenging the merger is uncertain. An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of Cyan. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger.

Both Cyan and Ciena management believe the claims made in the consolidated lawsuit are without merit.

See the section entitled “The Merger—Litigation Related to the Merger” beginning on page 114 of this proxy statement/prospectus for more information about litigation related to the merger.

One of the conditions to the closing of the merger is that no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, injunction, order or other judgment which is in effect and restrains, enjoins or otherwise prohibits the closing of the merger. Therefore, if the plaintiffs in this action or in any additional lawsuit that may be filed secure injunctive relief or other relief prohibiting, delaying or otherwise adversely affecting the parties’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

Cyan stockholders will have less influence, as a group, as stockholders of Ciena than as stockholders of Cyan.

Immediately after completion of the merger, former Cyan stockholders, who collectively own 100% of Cyan, will own approximately 8.2% of outstanding Ciena common stock, based on the number of shares of Cyan common stock and the number of shares of Ciena common stock outstanding as of June 24, 2015, the latest practicable date prior to the date of this proxy statement/prospectus. Consequently, Cyan stockholders, as a group, will exercise less influence over the management and policies of Ciena than they currently may have over the management and policies of Cyan.

Risks Relating to the Combined Company Upon Completion of the Merger

Ciena may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, Ciena’s ability to combine its business with that of Cyan in a manner that facilitates growth opportunities and realizes anticipated growth and cost savings. Ciena believes that the merger will provide an opportunity for long-term revenue growth based on Cyan’s software capabilities as well as near term value in Cyan’s packet-optical hardware business. The addition of Cyan’s technology also is expected to accelerate the availability of Ciena to offer a complete on-demand solution for virtualized networks and services in an open ecosystem.

However, Ciena must successfully combine the businesses of Ciena and Cyan in a manner that permits these benefits to be realized. In addition, Ciena must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If Ciena is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

The failure to integrate successfully the business and operations of Cyan in the expected time frame may adversely affect Ciena’s future results.

Historically, Ciena and Cyan have operated as independent companies, and they will continue to do so until the completion of the merger. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Ciena or Cyan employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. See the risk factors entitled “—Ciena may be unable to retain Cyan personnel successfully after the merger is completed” and “—Ciena and Cyan will be subject to business uncertainties and certain operating restrictions until consummation of the merger” above. Specifically, the following issues, among others, must be addressed in integrating the operations of Ciena and Cyan in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•	combining the businesses of Ciena and Cyan and meeting the capital requirements of the combined company, in a manner that permits Ciena to achieve the cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating the companies’ technologies and unifying the hardware and software solutions offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee related policies and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors and vendors and avoiding delays in entering into new agreements with prospective customers, distributors and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative information technology and business systems infrastructure;

•	coordinating distribution and marketing efforts; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Combining the businesses of Ciena and Cyan may be more difficult, costly or time-consuming than expected, which may adversely affect Ciena’s business results and negatively affect the value of Ciena common stock following the merger.

Ciena and Cyan have entered into the merger agreement because each believes that the merger will be in the best interests of its stockholders and that combining the businesses of Ciena and Cyan will produce benefits and cost savings. If Ciena is not able to successfully combine the businesses of Ciena and Cyan in an efficient and effective manner, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of Ciena common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of Ciena, which may adversely affect the value of Ciena common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Ciena expects and may take longer to achieve than anticipated. If Ciena is not able to adequately address integration challenges, Ciena may be unable to successfully integrate Ciena’s and Cyan’s operations or to realize the anticipated benefits of the integration of the two companies.

Ciena and Cyan will incur significant transaction and merger-related costs in connection with the merger.

Ciena and Cyan have incurred and expect to incur a number of non-recurring costs associated with the merger. These transaction costs and expenses include fees paid to financial, legal and accounting advisors, filing fees, printing expenses and other related charges. Some of these costs are payable by Ciena and Cyan regardless of whether the merger is completed. Ciena currently estimates the aggregate amount of its transaction expenses to be $6 million, and Cyan currently estimates the aggregate amount of its transaction expenses to be $10 million. Ciena also expects to incur additional integration or restructuring costs such as facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Cyan executives. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both Ciena and Cyan have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that Ciena may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Ciena expects to achieve from the merger. Although Ciena expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Third parties may terminate or alter existing contracts or relationships with Cyan or Ciena.

Cyan has contracts with customers, suppliers, vendors, landlords, licensors and other business partners that may require Cyan to obtain consent from these other parties in connection with the merger and the second step merger. If these consents cannot be obtained, Cyan may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom Cyan or Ciena currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit Ciena’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

Ciena may be unable to retain Cyan personnel successfully after the merger is completed.

The success of the merger will depend in part on Ciena’s ability to retain the talents and dedication of key professionals currently employed by Cyan. It is possible that these employees may decide not to remain with Cyan while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Cyan to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Ciena and Cyan may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Risks Relating to Ciena’s Business

You should read and consider risk factors specific to Ciena’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014, Ciena’s Quarterly Reports on Form 10-Q for the periods ended January 31, 2015 and April 30, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Cyan’s Business

You should read and consider risk factors specific to Cyan’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Cyan’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE POSTPONED ANNUAL MEETING

General

This proxy statement/prospectus is being provided to the stockholders of Cyan as part of a solicitation of proxies by the Cyan board for use at the postponed annual meeting to be held at the time and place specified below, and at any adjournment or postponement thereof. This proxy statement/prospectus provides stockholders of Cyan with the information they need to know to be able to vote or instruct their vote to be cast at the postponed annual meeting.

Date, Time and Place

The postponed annual meeting will be held at Cyan’s headquarters, located at 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, on July 31, 2015, at 8:00 a.m., local time.

Purpose of the Postponed Annual Meeting

At the postponed annual meeting, Cyan stockholders will be asked to consider and vote on:

•	a proposal to adopt the merger agreement;

•	the election of three nominees for Class II directors to hold office until the 2018 annual meeting of stockholders or until their successors are duly elected and qualified, subject to earlier resignation or removal;

•	the approval, as required by NYSE Listed Company Rule 312.03(c), certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the convertible notes, and exercise of related warrants issued in December 2014;

•	the approval, as required by NYSE Listed Company Rule 312.03(b), of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014 which, together with the immediately preceding proposal we refer to as the NYSE share issuance proposals;

•	the ratification of the selection by the audit committee of the Cyan board of Ernst & Young LLP as Cyan’s independent registered public accounting firm for Cyan’s fiscal year ending December 31, 2015;

•	a proposal to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals; and

•	any other business that may properly come before the meeting.

Recommendations of the Cyan Board

After careful consideration, the Cyan board has unanimously approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cyan and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that adoption of the merger agreement be submitted to a vote at a meeting of the Cyan stockholders, and recommended that the Cyan stockholders vote to adopt the merger agreement. ACCORDINGLY, THE CYAN BOARD UNANIMOUSLY RECOMMENDS THAT CYAN STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

The Cyan board also unanimously recommends that the Cyan stockholders vote “FOR” the NYSE share issuance proposals, “FOR” the nominees for election as Class II directors to the Cyan board, “FOR”

the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015, and “FOR” the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

Record Date; Stockholders Entitled to Vote

The Cyan board has fixed the close of business on June 25, 2015 as the record date for determination of Cyan stockholders entitled to receive notice of, and to vote at, the postponed annual meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding Cyan common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the postponed annual meeting or any adjournments or postponements thereof.

At the close of business on the record date, there were 49,311,592 shares of Cyan common stock issued and outstanding and entitled to vote at the postponed annual meeting. Cyan stockholders are entitled to one vote for each share of Cyan common stock they owned as of the close of business on the record date.

Voting by Cyan’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Cyan and their affiliates were entitled to vote approximately 24,018,189 shares of Cyan common stock, or approximately 45.0% of the shares of Cyan common stock outstanding on that date. Certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, have entered into voting agreements that obligate them to vote “FOR” the proposal to adopt the merger agreement and “FOR” the NYSE share issuance proposals. Additionally, Cyan currently expects that the Cyan directors and executive officers will vote their shares “FOR” each of the other proposals before the postponed annual meeting, although none of them is obligated to do so.

Quorum

The presence, in person or by proxy, of a majority of all issued and outstanding shares of Cyan common stock entitled to vote at the postponed annual meeting will constitute a quorum. The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting.

Required Vote

Proposal No. 1: The approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting. Because the affirmative vote required to approve the proposal to adopt the merger agreement is based upon the total number of outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting, if you fail to submit a proxy or vote in person at the postponed annual meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of the proposal to adopt the merger agreement

Proposal No. 2: The election of directors requires a plurality vote of the shares of common stock voted at the meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder withholding or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election. Stockholders may vote “FOR” or “WITHHOLD” on each of the nominees for election as a director.

Proposal No. 3: Under the Cyan bylaws, the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the convertible notes and exercise of related warrants issued in December 2014 must receive the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal at the meeting. Abstentions will be treated as present at the meeting for purposes of establishing a quorum. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will have the same effect as a vote “AGAINST” the proposal in determining whether the proposal has received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares.

Proposal No. 4: Under the Cyan bylaws, the approval of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the convertible notes and exercise of related warrants issued in December 2014 must receive the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the proposal at the meeting. Abstentions will be treated as present at the meeting for purposes of establishing a quorum. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will have the same effect as a vote “AGAINST” the proposal in determining whether the proposal has received the requisite number of affirmative votes. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of certain issuances of Cyan common stock to certain affiliated holders.

Proposal No. 5: The ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for Cyan’s fiscal year ending December 31, 2015 must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the ratification of Ernst & Young LLP.

Proposal No. 6: The approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals, must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Stockholders may vote “FOR”, “AGAINST” or “ABSTAIN” on the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies.

Failure to Vote, Broker Non-Votes and Abstentions

Except with respect to the sole “routine” matter being voted on at the postponed annual meeting—the proposal to ratify the appointment of Ernst & Young LLP (Proposal No. 5)—your bank, brokerage firm or other nominee will only be permitted to vote your shares of Cyan common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Cyan common stock.

In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of Cyan common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the proposal to adopt the merger agreement and the NYSE share issuance proposals. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares, which we refer to as a broker non-vote. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the proposal to adopt the merger agreement, but will not be counted as “FOR” or “AGAINST” or have an effect on the NYSE share issuance proposals or any other proposal before the postponed annual meeting.

Because the approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting, abstentions will be the same as a vote “AGAINST” the proposal to adopt the merger agreement. Under applicable NYSE rules, abstentions are counted as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the NYSE share issuance proposals. Abstentions will therefore have the same effect as a vote “AGAINST” the NYSE share issuance proposals. Abstentions will also be considered as representing shares present at the meeting and entitled to vote, and therefore will be the same as a vote “AGAINST” the other proposals requiring approval by a majority of shares present and entitled to vote at the meeting.

How to Submit Your Proxy

Registered stockholders may submit a proxy (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered stockholders who attend the postponed annual meeting may vote their shares personally even if they previously have submitted a proxy.

Voting in Person

All stockholders must have a government-issued picture identification to attend the postponed annual meeting. Stockholders may obtain directions to Cyan’s headquarters, located at 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, where the postponed annual meeting will be held, by writing to Cyan, Inc., Attention: Corporate Secretary, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954. Admission to the postponed annual meeting will be on a first-come, first-served basis.

Voting of Proxies

When you provide your proxy, the shares of Cyan common stock represented by the proxy will be voted in accordance with your instructions. If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted: “FOR” the proposal to adopt the merger agreement; “FOR” the nominees for election as Class II directors to the Cyan board; “FOR” the approval of the NYSE share issuance proposals; “FOR” the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and “FOR” the approval of the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement or the NYSE share issuance proposals.

Your vote is important. Accordingly, please submit your proxy promptly by telephone, by internet or by mail, whether or not you plan to attend the postponed annual meeting in person.

Revocation of Proxies

You may revoke your proxy at any time before it is exercised in any one of three ways: (i) by giving written notice to the Corporate Secretary of Cyan, (ii) by submitting a subsequently dated and properly signed proxy card or submitting a later dated proxy through the Internet or by phone or (iii) by attending the postponed annual meeting and revoking the proxy. Your attendance at the postponed annual meeting will not by itself revoke your proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Cyan, Inc.

Attention: Corporate Secretary

1383 N. McDowell Blvd.

Suite 300

Petaluma, California 94954

Please note that if your shares are held in the name of a broker, bank, trust company or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank, trust company or other nominee in accordance with its established procedures.

Solicitation of Proxies

Directors, present and former officers and other employees of Cyan may solicit proxies by telephone, facsimile or mail, or by meetings with stockholders or their representatives. Cyan will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. Cyan has engaged Okapi to solicit proxies for the postponed annual meeting for a fee not to exceed $8,500 and an additional fee of $5.75 per incoming and outgoing telephone contact and $5.50 per telephonic vote received plus the payment of certain out of pocket expenses. All expenses of solicitation of proxies will be borne by Cyan.

Adjournments

The postponed annual meeting may adjourn to reconvene at the same or some other place. Under the Cyan bylaws, the chairman of the postponed annual meeting has the authority to adjourn the meeting if a quorum is not present. In addition, Cyan is seeking stockholder approval to adjourn the meeting if Cyan reasonably believes that it will not receive proxies sufficient to obtain stockholder approval of the adoption of the merger agreement or the NYSE share issuance proposals (See “Proposal No. 6—Adjournment of the Postponed Annual Meeting” on page 165). Notice of any adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Cyan may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Proposal No. 1—Adoption of the Merger Agreement

This proxy statement/prospectus is being furnished to you as a stockholder of Cyan as part of the solicitation of proxies by the Cyan board for use at the postponed annual meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

The merger between Merger Sub and Cyan cannot be completed without the approval of the proposal to adopt the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote on the matter at the postponed annual meeting. If you do not vote, the effect will be the same as a vote “AGAINST” the proposal to adopt the merger agreement.

The Cyan board, after due and careful discussion and consideration, has (i) approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement and (ii) declared that it is in the best interests of Cyan and its stockholders that Cyan enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement.

The Cyan board accordingly unanimously recommends that Cyan stockholders vote “FOR” the proposal to adopt the merger agreement.

Proposal No. 2—Election of Class II Directors

The Cyan board is composed of seven members, who are divided into three staggered classes of directors. At each postponed annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Upon recommendation of its nominating and governance committee, the Cyan board has nominated the following candidates for re-election as Class II directors at this postponed annual meeting for a three-year term expiring in 2018: Promod Haque, Michael L. Hatfield and M. Niel Ransom. All director nominees attended at least 75% of the total number of meetings of the Cyan board and the committees of which he was a member. For detailed biographical information, please see beginning on page 151.

The Cyan board recommends a vote “FOR” the election of Promod Haque, Michael L. Hatfield and M. Niel Ransom.

Proposal No. 3—Approval of Certain Issuances of Cyan Common Stock upon Conversion of Cyan’s Convertible Notes and Exercise of the Related Warrants

In December 2014, Cyan issued $50.0 million aggregate principal amount of 8.0% convertible senior secured notes due 2019 and related warrants to purchase up to an aggregate of 11.25 million shares of Cyan common stock in a private placement. Since Cyan common stock is listed on the NYSE, Cyan is subject to NYSE Listed Company Rule 312.03(c), which requires stockholder approval prior to the issuance of securities in connection with certain transactions involving the sale or issuance by Cyan of common stock (or securities convertible into common stock) equal to 20% or more of Cyan’s outstanding common stock or 20% or more of the voting power outstanding before the issuance of such securities. Therefore, as a result of NYSE Rule 321.03(c) and the terms of the indenture, Cyan is limited to issuing a number of shares equal to 19.99% of the number of shares of its common stock outstanding on December 4, 2014 unless Cyan obtains approval of the NYSE share issuance proposals. In addition, until Cyan obtains the requisite approval from its stockholders, any exercises of the warrants is required to be cash settled based on a net value formula set forth in the warrants. For more information on the terms of the convertible notes and warrants, please see beginning on page 156.

If Cyan receives the requested approval, upon conversion of the convertible notes and exercise of the warrants, Cyan will be permitted to issue a number of shares of its common stock exceeding 20% of both the voting power and the number of shares of its common stock outstanding at the time of issuance of the convertible notes. Hence, the conversion of the convertible notes and exercise of the warrants could result in additional dilution of the voting power of Cyan’s existing stockholders. If Cyan does not receive the requested approval, Cyan will be required to (i) pay cash in lieu of the number of shares of common stock deliverable upon conversion of the convertible notes in excess of the conversion share cap of 19.99% and (ii) cash settle any exercises of warrants. As a result, Cyan’s liquidity could be adversely affected and Cyan may not have enough available cash or be able to obtain financing at the time Cyan is required to settle any conversions of the convertible notes or exercises of the warrants, which may raise concerns about Cyan’s viability.

The Cyan board recommends a vote “FOR” the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of its outstanding convertible notes and exercise of related warrants issued December 2014.

Proposal No. 4—Approval of Certain Issuances of Cyan Common Stock to Affiliates upon Conversion of Cyan’s Convertible Notes and Exercise of the Related Warrants

Certain affiliated parties of Cyan purchased in total $17.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 3,825,000 shares of Cyan common stock in Cyan’s December 2014 offering. The affiliated holders did not set nor approve the pricing terms of the offering, and they purchased the convertible notes and related warrants on the same terms on which convertible notes and warrants were issued to non-affiliated investors. For more details on the affiliated holders, please see beginning on page 161.

NYSE Listed Company Rule 312.03(b) requires stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock to a director, officer or substantial security holder of the company if the number of shares of common stock to be issued, or if the number of shares of common stock into which securities may be convertible or exercisable, exceeds either 1% of the number of shares of common stock or 1% of the voting power outstanding before the issuance. Therefore, approval of Cyan stockholders is required to permit Cyan to issue its common stock in full satisfaction of the conversion of convertible notes and exercise of warrants issued to the affiliated holders.

The Cyan board recommends a vote “FOR” the approval of certain issuances of Cyan common stock to certain affiliated holders upon conversion of its outstanding convertible notes and exercise of related warrants issued December 2014.

Proposal No. 5—Ratification of Appointment of Independent Registered Public Accounting Firm

Subject to stockholder ratification, Cyan’s audit committee has selected Ernst & Young LLP as Cyan’s independent registered public accounting firm to audit Cyan’s financial statements for the fiscal year ending December 31, 2015. Ernst & Young LLP has audited Cyan’s financial statements since 2009. For a detailed description of the fees paid to Ernst & Young LLP, please see beginning on page 163. Representatives of Ernst & Young LLP are expected to be present at the postponed annual meeting and will be given the opportunity to make statements and will be available to respond to appropriate questions.

The Cyan board recommends a vote “FOR” the ratification of appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

Proposal No. 6—Adjournment

Cyan stockholders are being asked to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement or NYSE share issuance proposals at the time of the postponed annual meeting. If Cyan receives the requested approval, the postponed annual meeting may be adjourned as long as the date of the postponed annual meeting is not adjourned more than an aggregate of 20 calendar days, if Cyan reasonably believes that (i) it will not receive sufficient proxies to obtain stockholder approval of the adoption of the merger agreement or the NYSE share issuance proposals, or (ii) it will not have sufficient shares of Cyan common stock represented to constitute a quorum necessary to conduct the business of the postponed annual meeting. If the postponed annual meeting is adjourned, Cyan stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

The Cyan board recommends a vote “FOR” the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement or NYSE share issuance proposals.

THE PARTIES TO THE MERGER

Cyan, Inc.

1383 N. McDowell Blvd.

Suite 300

Petaluma, California 94954

(707) 735-2300

Cyan, a Delaware corporation, is a pioneer in innovative, carrier-grade networking solutions that transform disparate and inefficient legacy networks into open, high-performance networks. Cyan’s solutions include high-capacity, multi-layer switching and transport platforms as well as a carrier-grade software-defined networking platform for network virtualization and control. Cyan’s solutions enable network operators to virtualize their networks, accelerate service delivery and increase scalability and performance, while reducing costs. Cyan has designed its solutions to enable a variety of existing and emerging applications, including business Ethernet, wireless backhaul, broadband backhaul, cloud connectivity, bandwidth on demand, and network functions virtualization (NFV). By deploying Cyan’s solutions, network operators can transform legacy networks into open, multi-vendor, carrier-grade software-controlled networks. Cyan’s solutions not only reduce network operators’ ongoing capital and operating expenses, but also enable their networks to more flexibly support rapidly changing service requirements and new business models. Cyan is headquartered in Petaluma, California.

Cyan common stock is listed on the NYSE under the symbol “CYNI.”

For more information about Cyan, please visit Cyan’s Internet website at www.cyaninc.com. Cyan’s Internet website address is provided as an inactive textual reference only. The information contained on Cyan’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Cyan is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

Ciena, a Delaware corporation, is a network specialist focused on communications networking solutions that enable converged, next-generation architectures, optimized to create and deliver the broad array of high-bandwidth services relied upon by business and consumer end users. Ciena provides equipment, software and services that support the transport, switching, aggregation, service delivery and management of voice, video and data traffic on communications networks. These solutions enable network operators to adopt software-programmable network infrastructures that offer the on-demand experience required by end users of services and applications. At the same time, these solutions yield business and operational value for network operators.

Ciena common stock is listed on the NYSE under the symbol “CIEN.”

For more information about Ciena, please visit Ciena’s Internet website at www.ciena.com. Ciena’s Internet website address is provided as an inactive textual reference only. The information contained on Ciena’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Ciena is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Neptune Acquisition Subsidiary, Inc.

c/o Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

Merger Sub, a Delaware corporation and a wholly owned subsidiary of Ciena, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Cyan, with Cyan surviving the merger as a wholly owned subsidiary of Ciena. In the second step merger, Cyan will merge with and into Ciena.

PROPOSAL No. 1—PROPOSAL TO ADOPT THE MERGER AGREEMENT

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Cyan or Ciena. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Cyan and Ciena make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Per Share Merger Consideration

Upon completion of the merger, each share of Cyan common stock issued and outstanding immediately prior to the effective time (other than certain awards of restricted stock granted to Cyan employees, shares owned directly by Cyan as treasury stock, shares owned directly by Ciena or Merger Sub and shares held by Cyan stockholders who have perfected and not withdrawn a demand for appraisal rights with respect to such shares in accordance with Section 262 of the DGCL) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, the per share merger consideration, having a value at closing of the aggregate exchange ratio (0.224 shares of Ciena common stock), consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, with the portion of the aggregate exchange ratio paid in cash subject to possible adjustment, if necessary, to preserve the desired characterization of the transaction as a reorganization for U.S. federal income tax purposes.

Immediately following the consummation of the merger between Cyan and Merger Sub, Cyan will be merged with and into Ciena, and the separate existence of Cyan will cease. This second merger is referred to as the second step merger. No consideration will be issued in the second step merger.

Background of the Merger

Introduction

In the fourth quarter of 2013 and first quarter of 2014, Cyan’s revenue declined sharply from prior periods primarily as a result of significantly reduced orders from its largest customer. As a result of these developments and the limited visibility into 2014 revenue levels, beginning in January 2014 and continuing throughout 2014, the Cyan board focused its attention on Cyan’s spending levels and cash used in the business. By mid-2014, the Cyan board’s focus expanded to include exploring opportunities for Cyan to raise additional capital in the near term to enable Cyan to achieve its objectives as an independent enterprise. During this time, the Cyan board also began to discuss, in general terms, what strategic alternatives might be available to Cyan. Notwithstanding such discussions, the Cyan board remained focused on Cyan raising the capital necessary to enable it to remain an independent enterprise.

Also commencing in early 2014, in order to expand its market reach and opportunities, Cyan began to increase its efforts to expand its business and technology ecosystem. On January 1, 2014, there were 15 members in Cyan’s Blue Orbit ecosystem program. As a result of Cyan’s efforts to expand its ecosystem, this number grew to 21 members at December 31, 2014 and to 25 members at May 31, 2015. Through these efforts, as well as through individual and joint responses to prospective customer requests for information (RFIs) or requests for proposals (RFPs), Cyan interacted with many participants in Cyan’s industry. In some cases, interactions that started as exploration of opportunities to jointly pursue business opportunities, for example through jointly bidding or reseller or referral agreements, evolved into discussions with these parties about establishing a more strategic relationship ranging from Cyan licensing its technology, to the other party making an investment in Cyan, either as part of the general capital raising activity or in lieu thereof, to the other party acquiring Cyan.

In addition, from time-to-time members of Cyan management received unsolicited calls from third parties—including in late 2014 a call from Ciena—wishing to discuss the possibility of Cyan engaging in a strategic transaction with such party. While the Cyan board and management remained focused on raising capital during 2014, management kept the Cyan board informed of the discussions with the third parties engaged in commercial ecosystem discussions, particularly when the discussions expanded from routine business development topics to potentially more strategic topics, and the discussions with the third parties that had made unsolicited calls to Cyan.

As more fully described below, in January 2015, with the convertible debt offering completed and Cyan’s near-term liquidity concerns addressed, the Cyan board determined to engage Jefferies to assist Cyan in exploring strategic alternatives, including the potential for a transaction with one of the companies with which Cyan had interacted during 2014 including Ciena—or with other potentially interested parties with which there had been no prior interaction.

Detailed Timeline of Significant Events

On January 6, 2014, Cyan preliminarily announced its fiscal fourth quarter 2013 results, and on January 21, 2014, Cyan announced its final fiscal fourth quarter and full calendar year 2013 results, reflecting negative year-over-year revenue growth. Revenue for the fourth quarter of 2013 was $20.9 million compared with $29.8 million in the fourth quarter of 2012 and $37.7 million for the third quarter of 2013. The primary reason for the revenue decline in the fourth quarter of 2013 was a sharp decline in Cyan’s sales to its largest customer, the revenue from which historically exhibited significant volatility.

On January 30, 2014, the Cyan board held a meeting with members of management in attendance, during which the Cyan board and Cyan management discussed in depth Cyan’s need to conserve spending to ensure that it had sufficient capital to finance operations through the end of 2015.

On February 20, 2014, the Cyan board held a meeting with members of management in attendance to discuss, among other things, Cyan’s finances and 2014 operating plan. The Cyan board and management discussed Cyan’s liquidity and potential cash burn in 2014. The Cyan board and management then had a discussion regarding managing Cyan’s spending to ensure that its existing capital resources would be sufficient to fund operations at least through calendar year 2015.

On April 11, 2014, an executive of a third party (referred to herein as Party 1) contacted Jeffrey Ross, Cyan’s Chief Financial Officer, to discuss Party 1’s interest in learning about Cyan’s business.

On April 14, 2014, Mr. Ross communicated to the executive at Party 1 that Cyan was willing to arrange a meeting to provide Party 1 information about Cyan’s business.

On May 6, 2014, Cyan reported its financial results for the fiscal first quarter of 2014, detailing negative year-over-year revenue growth. Revenue for the first quarter of 2014 was $19.0 million compared with $26.3 million in the first quarter of 2013 and $20.9 million for the fourth quarter of 2013. GAAP net loss for the first quarter of 2014 was $17.8 million, or $0.38 per share, compared with a net loss of $9.4 million, or $3.61 per share, in the same period the prior year, and a net loss of $13.7 million, or $0.29 per share, in the fourth quarter of 2013.

On May 8, 2014, Mr. Ross participated in a telephone call with the executive of Party 1 to determine who the appropriate participants from Party 1 and Cyan would be for a discussion of whether there were potential mutually-

beneficial opportunities to explore between Party 1 and Cyan. During the call, Party 1 indicated that it was more interested in exploring a strategic transaction than any form of commercial or technological partnership.

On May 22, 2014, the Cyan board held a meeting with members of management in attendance. The Cyan board and members of management held a discussion regarding Cyan’s recently announced results for the fiscal first quarter of 2014. Specifically, the Cyan board and management discussed Cyan’s cash flow for the first quarter of 2014, why the cash burn had exceeded expectations, Cyan’s cash and marketable securities’ balances, the forecasts and analyses of cash requirements and Cyan management’s determination that Cyan had sufficient cash to fund operations only through the second quarter of 2015.

The Cyan board then discussed the nascent state of the software-defined networking (“SDN”) and network functions virtualizations (“NFV”) solutions market and the potential timeframe for beginning to realize the benefits of these solutions, whether Tier 1 customers (which Cyan considers to be major, national scale telecommunications carriers in the United States and other countries) would purchase critical technologies such as SDN and NFV from a small company or whether Cyan would need to partner with, or be acquired by, a larger company to successfully realize opportunities with Tier 1 customers—and what those strategic alternatives may look like. The Cyan board discussed the need to raise additional capital if Cyan was to achieve its objectives as an independent enterprise, as well as potential strategic alternatives to remaining independent. Management and the Cyan board also discussed the overtures made by Party 1.

During late May to early June 2014, Mr. Ross contacted several potential lenders to determine whether debt funding would be available to Cyan and, if so, the amounts and indicative terms of such debt funding. The preliminary indications were that debt may be available to Cyan but not in significant amounts and with a structure that would require Cyan to repay its outstanding credit facility, thus resulting in only modestly more debt available than was then available under its outstanding credit facility.

On May 28, 2014, at the request of a third party (referred to herein as Party 2), members of Cyan’s management participated in phone calls with executives of Party 2 to discuss a possible commercial transaction.

On May 30, 2014, Mr. Ross participated in a phone call with an executive from Party 1 to coordinate the logistics necessary for the parties to substantively discuss a potential commercial transaction and the execution of a confidentiality agreement.

On June 3, 2014, members of Cyan’s management held a technical diligence meeting with Party 2 at Party 2’s offices.

In early June 2014, Mark Floyd, Cyan’s Chief Executive Officer, held discussions with representatives of Jefferies to discuss opportunities for Cyan to raise additional capital.

On June 11, 2014, Mr. Floyd met with a representative of a third party (referring to herein as Party 3). During the months prior to this meeting, Party 3 and Cyan had engaged in discussions relating to potential commercial transactions between the two parties, and had previously signed a confidentiality agreement in connection with those discussions. During this meeting, Mr. Floyd and Party 3 discussed how networks will be built in the future with the rise of SDN and NFV solutions. They further discussed that Cyan and Party 3 fundamentally viewed the market in the same manner and should continue their discussions. Also during such meeting, the representative of Party 3 indicated that Party 3 was interested in discussing a range of potential transactions, including potential commercial as well as strategic transactions.

On June 16, 2014, Mr. Floyd met with a representative from Party 2 regarding Party 2’s interest in Cyan’s SDN and NFV solutions and the potential for Party 2 to evaluate a commercial, and potentially a strategic, relationship with Cyan.

Beginning on June 24, 2014, in connection with Cyan’s efforts to raise capital and the likelihood that potential lenders would request information about Cyan, its business, finances, and operations, Cyan’s management established a virtual data room that contained confidential, non-public information of Cyan.

On June 26, 2014, following an introduction by a representative of Jefferies, Mr. Floyd held a meeting with a third party (referred to herein as Party 4) to discuss Cyan’s and Party 4’s businesses, including the extent to which their hardware products may overlap and the ability to utilize Cyan’s Blue Planet solution to manage Party 4’s products. The representative of Party 4 indicated Party 4’s potential interest in investing in, or potentially acquiring, Cyan. Other than a general statement from Party 4 that Cyan’s value was too high, no specific structure, pricing or other terms were discussed.

On June 30, 2014, Party 2 provided Cyan with access to its equipment testing laboratory facility to determine Cyan’s ability to build adaptors enabling Cyan’s Blue Planet solution to manage Party 2’s networking equipment.

On July 2, 2014, Mr. Ross and Kenneth Siegel, Cyan’s Vice President and General Counsel, participated in a phone call with representatives of a bulge bracket investment bank to discuss potential fundraising opportunities available to Cyan. The representatives of the investment bank believed that convertible debt was likely the best option, and provided information on the terms of recent convertible debt transactions. The representative also expressed the view that it would be difficult to successfully complete a convertible debt offering absent one or more key business developments—for example, a major customer win or other substantial validation of Cyan’s SDN and NFV solutions.

On July 10, 2014, the Cyan board held a meeting with members of management in attendance. Mr. Floyd and Mr. Ross led a discussion of the preliminary results of Cyan’s fiscal quarter ended June 30, 2014 and the outlook for the third quarter. Mr. Floyd led a discussion regarding engagements with prospective Tier 1 customers and the continued uncertainty as to whether such prospective customers would purchase key technologies from a supplier as small as Cyan or whether Cyan needed to partner with, or be acquired by, a larger third party to effectively compete in the Tier 1 market.

Mr. Floyd also provided an update on Cyan management’s preliminary discussions with an investment bank about raising additional capital, and reported that the discussions had focused primarily on issuing debt convertible into Cyan common stock. Members of Cyan management led a discussion regarding such potential convertible debt offering and the potential timing of such offering. The Cyan board authorized management to explore opportunities with this investment bank to raise additional capital.

On July 11, 2014, members of management held a meeting with representatives of Party 2 at which Cyan demonstrated that its Blue Planet solution could identify and manage Party 2’s network equipment in a testing laboratory environment.

On July 18, 2014, Mr. Floyd participated in a telephone call with a representative of Party 4 to continue discussions regarding a potential transaction, potentially ranging from an investment to an acquisition by Party 4. That same day, Cyan sent Party 4 a confidentiality agreement to consider in connection with future discussions.

On July 23, 2014, Mr. Siegel and Mr. Ross met with representatives of the bulge bracket investment bank that Cyan had met with earlier regarding the potential convertible debt offering. This investment bank indicated it did not believe Cyan could execute a successful offering without a significant positive development in Cyan’s business.

On July 23, 2014, members of management held a second demonstration meeting for representatives of Party 2 at Party 2’s offices.

On July 24, 2014, Cyan and Party 4 entered into a confidentiality agreement.

On July 29, 2014, Cyan and Party 1 entered into a confidentiality agreement.

On August 1, 2014, members of management held a third demonstration meeting for representatives of Party 2 at Party 2’s offices.

On August 4, 2014, Mr. Ross sent Party 4 certain non-public Cyan information relating to its business plan. That same day, Party 4 provided Mr. Siegel and Cyan with an initial set of due diligence questions it deemed relevant in considering a potential transaction between Party 4 and Cyan.

On August 6, 2014, the Cyan board held a meeting with members of management in attendance. The Cyan board reviewed the business highlights of the second quarter of 2014 and then discussed Cyan’s financial results for the second fiscal quarter in 2014. As Cyan would disclose on August 11, 2014, revenues for the second quarter of 2014 decreased to $24.4 million from $31.7 million in the second quarter of 2013, and the GAAP net loss for the second quarter 2014 increased to $14.7 million compared to a net loss of $9.1 million in the same period the year prior.

Mr. Ross then led a discussion with the Cyan board regarding Cyan’s cash and marketable securities’ balances, the forecasts and analyses of cash requirements, and the determination that Cyan had sufficient capital resources to fund operations through the second quarter of 2015. The Cyan board discussed the need to raise additional capital in the next few quarters if Cyan was to achieve its objectives as a strategic enterprise.

Mr. Floyd then briefed the Cyan board regarding Cyan’s financing discussions with the bulge bracket investment bank and that investment bank’s belief that Cyan would need a significant positive business development in order to successfully complete a convertible debt offering. Mr. Floyd also updated the Cyan board regarding Cyan’s preliminary discussions with Jefferies regarding a potential convertible debt offering as a means by which Cyan could raise additional capital, the indicative terms of which were discussed by the Cyan board. In order to provide guidance to management during the capital raising process at times when the full Cyan board might not be available, the Cyan board created the Strategic/Finance Committee, which consisted of directors Mark Floyd, Paul Ferris and Bob Switz. The Cyan board authorized the Strategic/Finance Committee to undertake and approve a convertible debt offering, including, but not limited to, approving the issuance of shares of Cyan’s common stock in connection with any such convertible debt, warrant and/or other equity offerings, including as a result of the conversion or exchange of such convertible debt, warrants or other equity instruments into shares of Cyan’s common stock, and negotiating with Jefferies and approving the terms and conditions of the offerings. The Cyan board also authorized Cyan’s officers and Strategic/Finance Committee to engage Jefferies on Cyan’s behalf to assist Cyan in raising funds necessary to execute on its business plans and to discuss with Jefferies the possibility of assisting Cyan with exploring other potential strategic alternatives.

On August 6, 2014, Cyan provided Party 4 access to Cyan’s virtual data room.

On August 7, 2014, Mr. Siegel, Mr. Ross and Michael Hatfield, Cyan’s President, held a meeting with representatives of Party 4, during which the parties shared information about their respective businesses and the potential opportunities for a combined company. There were no discussions of potential structure, price or other financial terms.

On August 11, 2014, Mr. Floyd participated in a call with Party 4 to answer follow-up questions from the August 7th meeting.

On August 12, 2014, Cyan and Jefferies met at Cyan’s headquarters in Petaluma, California to discuss the specifics of a potential convertible debt offering.

On August 13, 2014, Mr. Floyd held a meeting with representatives of Party 2 to discuss Party 2’s ongoing technology assessment, partnership opportunities and Cyan’s financing plans.

On August 15, 2014, members of Cyan’s management participated in a conference call with Party 4 to address and answer technical questions related to Cyan’s business. During the following week, Cyan’s management provided further information to Party 4 regarding Cyan’s business and answered additional diligence-related questions.

On August 18, 2014, members of Cyan’s management participated in a meeting with a representative of Party 2. The representative of Party 2 indicated that there was insufficient internal support within Party 2 to explore a strategic transaction with Cyan at that time.

On August 20, 2014, Mr. Floyd met with representatives from Party 4 in Chicago, Illinois to discuss a potential commercial or strategic transaction.

On August 25, 2014, at Cyan’s direction, representatives of Jefferies participated in a telephone call with Party 4 to discuss a potential strategic transaction.

On August 29, 2014, Mr. Corker participated in a telephone call with Party 2 regarding Party 2’s interest in pursuing discussions related to a potential commercial transaction.

On September 2, 2014, a representative of Party 3 called Mr. Floyd to follow-up on the August 28th meeting to indicate that Party 3 was interested in exploring either a potential partnership or an acquisition of Cyan. There were no discussions of structure, price or other financial terms.

On September 2, 2014, Mr. Hatfield, Mr. Ross and Mr. Siegel held a meeting with Party 1 in Dallas, Texas. Mr. Hatfield delivered a presentation that provided an overview of Cyan, its products, and its vision for the market. Party 1 stated that it was evaluating a potential acquisition of Cyan. There were no discussions of structure, price or other financial terms.

On September 4, 2014, Mr. Corker participated in a telephone call with Party 2 regarding Party 2’s interest in pursuing discussions related to a potential commercial transaction.

On September 5, 2014, Cyan granted Party 1 access to Cyan’s virtual data room that contained confidential, non-public information of Cyan. Party 1 conducted due diligence on Cyan during September 2014 and October 2014.

On September 12, 2014, Mr. Floyd participated in a telephone call with a representative of Party 2 during which the representative of Party 2 indicated to Mr. Floyd that Party 2 intended to cease discussions with Cyan related to a potential commercial transaction.

On September 17, 2014, Cyan terminated Party 4’s access to Cyan’s virtual data room due to inactivity on Party 4’s part.

On September 17, 2014, members of Cyan’s management participated in a telephone call with Party 3 to discuss Cyan’s Blue Planet platform and engage in a technical analysis of Cyan’s business and product offerings.

On September 22, 2014, members of Cyan management hosted representatives of a third party (referred to herein as Party 5) at which Cyan provided Party 5 with an overview of Cyan’s products, business and prospects, in connection with the potential for Party 5 to participate in Cyan’s financing activities.

On September 23, 2014, Mr. Hatfield led a conference call with Party 3 to discuss possible software collaboration.

On September 25, 2014, Party 3 delivered a set of questions to Cyan regarding Cyan’s NFV solutions.

On September 30, 2014, Mr. Floyd contacted Party 3 to continue discussions regarding a potential strategic transaction, but Party 3 did not respond.

On October 2, 2014, representatives for Party 4 contacted Mr. Floyd to discuss Party 4’s renewed interest in evaluating an opportunity for an investment in the proposed convertible debt offering, or providing an alternative thereto.

On October 3, 2014, the Cyan board held a meeting with members of management in attendance. Mr. Floyd and Mr. Ross led a discussion with the Cyan board regarding Cyan’s preliminary financial results for the third fiscal quarter ended September 30, 2014, the results of which when formally announced on November 6, 2014 would reflect a decrease of revenue for the third quarter to $26.6 million compared with revenue of $37.7 million for the same period in the prior year, and a GAAP net loss increase for the third quarter 2014 to $11.7 million versus $8.6 million for the same period in the prior year. For the nine months ended September 2014, Cyan had used approximately $35.2 million of cash, cash equivalents and marketable securities, including $30.4 million used in operating activities. As of September 30, 2014, Cyan had cash, cash equivalents and marketable securities of $28.9 million. Given Cyan’s forecasted levels of revenue, expenses and capital expenditures, Cyan believed that its existing cash, cash equivalents and marketable securities, together with its cash collections would be sufficient to meet Cyan’s projected operating and capital expenditure requirements only through the first quarter of 2015.

Management then discussed with the Cyan board the status and potential timeline if Cyan determined to pursue a convertible debt offering to be led by Jefferies. The Cyan board discussed the potential terms and conditions of such a convertible debt offering, detailing that the notes would be convertible into shares of Cyan’s common stock and subject to such terms and conditions as determined by the Strategic/Finance Committee. The Cyan board then determined that it was in the best interests of Cyan to issue debt securities and further resolved to create and issue a series of convertible notes under certain terms and conditions. The Cyan board also reaffirmed its prior authorization to the Strategic/Finance Committee, which included, without limitation, the authority to ratify the selection of the initial Note purchaser(s) and to establish the final terms of the Notes.

The Cyan board discussed the strategic outlook for Cyan, including whether Cyan could substantially improve its competitive position in the marketplace and among potential customers by partnering with, or being acquired by, a larger partner to realize potential revenue opportunities with more high-profile companies with greater position in the marketplace. Mr. Floyd then provided the Cyan board with an update on recent discussions with third parties interested in potential financings or potential strategic transactions, including preliminary discussions that were held with Party 4 regarding its potential interest in investing in the proposed convertible debt offering or providing an alternative to such offering. A representative from Wilson Sonsini Goodrich and Rosati P.C. (“WSGR”) then joined the meeting and provided an overview of the Cyan board’s fiduciary obligations in connection with evaluating potential strategic transactions.

On October 6, 2014, the Cyan board held a meeting with members of management in attendance. Management first updated the Cyan board regarding the proposed convertible debt offering and management’s discussions with those third parties that had indicated potential interest in investing in the proposed convertible debt offering, providing an alternative to such financing or engaging in potential strategic transactions. Management then updated the Cyan board regarding Cyan’s discussions with third parties regarding potential financings or potential strategic transactions.

On October 9, 2014, the Cyan board held a meeting with members of management in attendance. Management first updated the Cyan board regarding the proposed convertible debt offering and the timing of releasing Cyan’s financial results for the quarter ended September 30, 2014. Management then updated the Cyan board regarding the latest discussions management had held with Party 4, which previously had indicated potential interest in investing in the proposed convertible debt offering or providing alternative financing.

On October 9, 2014, members of Cyan management participated in a telephone call with Party 5 regarding Party 5’s interest in a potential investment.

On October 9, 2014, representatives of a third party (referred to herein as Party 6) contacted Steve West, then Chief Technology Officer at Cyan, to discuss potential commercial opportunities for the two companies. This contact was forwarded to Mr. Corker and resulted in a meeting on November 18, 2014, as described below.

Between October 10, 2014 and October 16, 2014, Mr. Floyd participated in a series of telephone calls with representatives of Party 4 to discuss a possible investment by Party 4 in Cyan, and the scheduling of a meeting between Party 4 and Cyan personnel.

On October 10, 2014, at the request of a third party (referred to herein as Party 7) Mr. Hatfield participated in a phone call with a representative of Party 7 to discuss a potential strategic transaction.

On October 15, 2014, Mr. Floyd participated in a telephone call with a representative of Party 5 during which Party 5 indicated it was interested in pursuing discussions related to a potential investment.

On October 16, 2014, Mr. Floyd sent Party 5 the possible terms of the convertible debt offering, certain Cyan operating plan information, and Cyan’s investor relations materials.

On October 18, 2014, a representative of Party 5 communicated to Mr. Floyd that Party 5 was not interested in pursuing further discussions regarding a possible investment. Party 5 indicated that timing was a concern, and that there was not sufficient internal support at Party 5 to continue discussions.

On October 19, 2014, Party 4 contacted Mr. Floyd to request that Cyan once again provide Party 4 access to Cyan’s data room.

On October 20, 2014, members of Cyan’s management and representatives of Party 1 met to discuss the status of Party 1’s due diligence. During the following weeks, Cyan continued to provide diligence materials to answer Party 1’s diligence-related questions.

On October 21, 2014, the Cyan board held a meeting with members of management in attendance. The Cyan board discussed the continued opportunity for SDN and NFV solutions, but noted there was uncertainty as to when the markets for such products would begin to generate meaningful revenue and whether potential buyers would buy from small providers. Management then updated the Cyan board on discussions with third parties regarding potential financings or potential strategic transactions. In addition, management updated the Cyan board regarding the terms of a proposed convertible debt offering that management was working on with Jefferies, and that management anticipated such offering to commence in November 2014.

The Cyan board and management also discussed the need for Cyan to reduce its operating expense levels, including through head-count reductions and, in this regard, adopted a severance plan to be used in connection with a reduction.

On October 21, 2014 and October 22, 2014, Mr. Floyd, Mr. Hatfield, Mr. Ross, Mr. Siegel and other members of Cyan’s management held business due diligence meetings with Party 4 at Cyan’s Petaluma, California headquarters. There were no discussions of financial terms.

On October 24, 2014, Cyan held a meeting with Party 3 to discuss the latter’s interest in pursuing a strategic transaction with Cyan, likely in the form of acquiring the entire company or carving out and purchasing Cyan’s SDN and NFV-related assets. Party 3 indicated that it was having internal discussions regarding their perception of the value of Cyan and/or the SDN and NFV business.

On October 26, 2014, Cyan provided Party 4 with access to Cyan’s virtual data room.

On October 27, 2014, Mr. Corker met with Party 3 in San Francisco, California, principally for Cyan to provide some information on Cyan’s business, including operational details such as head count, resources devoted to hardware versus software and the market opportunity for NFV solutions.

On October 31, 2014, Mr. Floyd contacted a representative of Party 4 to determine whether it would be interested in providing financing to Cyan in lieu of Cyan executing a convertible debt transaction. Five days later, on November 4, 2014, Party 4 sent Mr. Floyd a term sheet providing for $35 million of debt financing. A representative of Party 4 informed Mr. Floyd that the party would not be interested in acquiring Cyan because the cost to Party 4 would, in Party 4’s view, be prohibitive.

On October 31, 2014, Mr. Ross had a call with Party 1 during which Party 1 said it needed additional time to consider a potential strategic transaction with Cyan.

On November 1, 2014, Party 1 instructed Cyan that it would indicate whether it was still interested in a potential strategic transaction later in November 2014.

On November 7, 2014, James Frodsham, Ciena’s Senior Vice President and Chief Strategy Officer, contacted Mr. Floyd to discuss a potential strategic relationship with Cyan. Three days later, on November 10, 2014, Mr. Frodsham proposed that Cyan and Ciena meet on November 25, 2014 in San Francisco, California.

On November 10, 2014, Cyan and Party 7 entered into a mutual non-disclosure agreement.

On November 10-13, 2014, Mr. Floyd, Mr. Hatfield and Mr. Ross travelled to New York City to participate in initial investor meetings regarding Cyan’s proposed convertible debt offering.

On November 13, 2014, Mr. Floyd and Mr. Ross met with members of Party 1’s management in New York City. During the meeting, Party 1 expressed that it might be interested in a potential strategic transaction, but that it would not be able to pursue such a transaction until mid-2015 at the earliest. There were no discussions regarding structure, price or other financial terms.

On November 13, 2014, Mr. Hatfield participated in a phone call with Party 7 to discuss a potential strategic transaction.

On November 14, 2014, Ciena sent Mr. Floyd a draft confidentiality agreement.

On November 15, 2014, the Cyan board held a meeting with members of management in attendance. Management updated the Cyan board regarding Cyan’s proposed convertible debt offering. Specifically, management informed the Cyan board that Jefferies had indicated that it believed that the public markets would not support a convertible debt offering on the terms previously discussed with the Cyan board, although Cyan might be able to obtain financing through a convertible debt offering with different terms that would include, among other things, restrictive covenants limiting Cyan’s ability to raise future debt, and the issuance of warrants in addition to convertible notes, with a substantially higher cost of capital than contemplated with the convertible debt structure previously discussed.

The Cyan board discussed the indicative terms of the newly proposed convertible debt offering as well as Cyan’s then-current liquidity and capital resources. Management noted that customers and potential customers were beginning to express concern about Cyan’s viability and were, in some cases, delaying purchasing decisions pending an improved outlook. The Cyan board also discussed the risk that Cyan might begin to lose key personnel and that suppliers may limit the credit that they were willing to extend to Cyan. The Cyan board then discussed potential alternative sources of capital. The Cyan board discussed that indicative terms had been provided by Party 4 for additional capital, but determined that these terms were substantially less favorable to Cyan and its stockholders than the proposed convertible debt offering. The Cyan board concluded that the revised terms outlined by Jefferies for the convertible debt offering represented the best alternative for Cyan and its stockholders, and reaffirmed its approval to proceed with a convertible debt offering led by Jefferies on such terms. The Cyan board also reaffirmed its delegation of authority to the Strategic/Financing Committee to approve the final pricing terms and forms of agreement.

On November 17, 2014, Mr. Ross and Mr. Siegel participated in a call with representatives of Party 7 to discuss structuring issues to consider in cross-border transactions.

On November 18, 2014, Mr. Corker met with representatives of a Party 6 at Party 6’s offices for an initial discussion between the two companies regarding the interoperability of their respective products.

On November 25, 2014, after Cyan and Ciena entered into a mutual confidentiality agreement, Mr. Floyd and other members of Cyan’s management met with members of Ciena’s management, including Mr. Frodsham, to discuss an overview of Cyan and its business and a detailed review of Cyan’s software solutions and market and customer engagement with a view toward a potential strategic transaction.

On November 26, 2014, Mr. Hatfield participated in a call with Party 7 to discuss a potential business combination.

On November 30, 2014, Mr. Floyd spoke with Mr. Frodsham to review the November 25, 2014 meeting, to discuss next steps, and to plan a technical due diligence meeting between the two parties. The next day, Mr. Frodsham proposed that such meeting take place on December 9, 2014.

On December 2, 2014, Mr. Floyd informed Mr. Frodsham that Cyan planned to launch its convertible debt offering in the coming days.

On December 4, 2014, the Cyan board held a meeting with members of management in attendance (Mr. Promod Haque was absent from this meeting). The Cyan board discussed with management the status of discussions with companies potentially interested in a strategic transaction with Cyan. The Cyan board also discussed Cyan’s proposed convertible debt offering, with particular focus on terms that had changed from the indicative convertible debt terms that the Cyan board previously had considered, including, among others, (i) that the debt would be secured by a first priority interest in substantially all of Cyan’s assets and (ii) that the full conversion of the notes and exercise of the warrants would result in the issuance of greater than 20% of Cyan’s outstanding common stock and thus necessitated approval by stockholders under applicable NYSE rules.

The Cyan board then discussed that it had not been able to secure sufficient commitments from unaffiliated investors to satisfy the lead investor’s minimum investment condition with respect to the proposed convertible debt offering. As a result, in order to enable Cyan to complete the financing, Cyan would need to obtain funds from Cyan’s directors and, as applicable, their affiliated funds, to invest in the proposed convertible debt offering on the same terms offered to the unaffiliated investors. Management advised the Cyan board that Norwest Venture Partners, an affiliate of Cyan director Promod Haque, would agree to invest $11 million, Mr. Hatfield would agree to invest $4 million and Mr. Floyd would agree to invest $2 million. Further, the Cyan board discussed that, even with these commitments, Cyan was unable to secure sufficient commitments from investors to meet the lead investor’s minimum investment condition and, at the Cyan board’s request, Jefferies indicated that it would be willing to backstop the unsubscribed balance of approximately $5 million of the convertible debt and warrant offering in order to facilitate the completion of the financing. The Cyan board then discussed that certain directors and their affiliates would purchase approximately one-third of the notes and warrants to be issued in the proposed convertible debt offering.

Mr. Hatfield and Mr. Floyd then left the meeting and the remaining directors proceeded to review the terms of the proposed financing and discussed the limited financing alternatives available to Cyan. The remaining directors approved resolutions, which, among other things, declared that the proposed convertible debt offering was fair to and in the best interests of Cyan and its stockholders, and approved execution of the final terms of the notes, warrants and other agreements in connection with the convertible debt offering.

Finally, the remaining directors discussed the composition of the Strategic/Finance Committee. Specifically, because Mr. Floyd was originally appointed to serve on such committee and was now participating in the proposed convertible debt offering, the remaining members of the Cyan board determined to remove Mr. Floyd from the Strategic/Finance Committee such that the committee would consist of Mr. Ferris and Mr. Switz. The remaining members of the Cyan board also resolved that the Strategic/Finance Committee would have the authority previously granted to it as well as the authority to determine the final pricing negotiations and the number of authorized but unissued shares of common stock to be reserved for issuance upon conversion of the notes and exercise of the warrants.

Mr. Hatfield and Mr. Floyd re-joined the meeting and the Cyan board proceeded to discuss Cyan’s financial condition. Management updated the Cyan board on recent cost reduction efforts and Cyan’s operating expenses in the context of current and forecasted revenues. The Cyan board discussed that Cyan’s operating expenses and cash burn rate would need to be monitored closely and that if the intended savings did not result from the latest efforts, or if revenue failed to increase as projected, further cost reduction efforts would be required with a view toward enabling Cyan to achieve positive cash flow from operations within the operating window created by the capital infusion provided by the convertible debt offering.

In addition, on December 4, 2014, in accordance with Cyan’s Related Party Transactions Policy, the audit committee of the Cyan board discussed and approved the proposed investments by Mr. Hatfield, Mr. Floyd and Mr. Haque (or their affiliates) in the convertible notes on the same terms as other investors in the transaction.

On December 4, 2014, Cyan priced its 8.0% Convertible Senior Secured Notes due 2019 in an aggregate principal amount of $50 million and related warrants to purchase up to an aggregate of 11.25 million shares of Cyan’s common stock. The sale and issuance of the notes and warrants were completed on December 12, 2014. In connection with the offering, as previously approved by the Cyan board, an affiliate of Mr. Haque invested $11 million, Mr. Hatfield invested $4 million, Mr. Floyd invested $2 million and Jefferies invested $5.5 million, constituting the unsubscribed balance of the convertible debt and warrant offering.

On December 8, 2014, Mr. Floyd informed a representative of Party 4 that Cyan was proceeding with its convertible debt offering. Cyan did not engage in further discussions with Party 4 regarding a potential financing or strategic transaction.

On December 9, 2014, a representative of Party 3 contacted a representative of Cyan to indicate that Party 3 was interested in exploring a possible acquisition of Cyan’s software business and assets. Party 3 did not propose any structure, price or other financial terms.

Also on December 9, 2014, Cyan hosted representatives of Ciena for a detailed technical diligence meeting at Cyan’s headquarters in Petaluma, California.

On December 11, 2014, Party 1 participated in a telephone call with Mr. Ross to indicate that Party 1 was interested in conducting further diligence on Cyan and to discuss potential synergies between the two parties. Party 1 and Mr. Ross also discussed the convertible debt offering.

On December 16, 2014, Mr. Hatfield participated in a phone call with Party 7 to discuss financial models and potential synergies of a potential business combination.

On December 17, 2014, the Cyan board held a meeting with members of management in attendance. Management reported to the Cyan board that Cyan had received renewed interest from certain parties that had earlier expressed a strategic interest in Cyan. The Cyan board then discussed Cyan’s prospects as an independent company, and the difficulty of determining whether Tier 1 service providers and other large customers and prospective customers would be willing to acquire critical technologies from a small company with limited resources. It was also noted that each engagement with Tier 1 service providers and other large companies interested in utilizing Cyan’s SDN and NFV technology involved the allocation of extensive time and resources to develop and articulate use cases, conduct proofs of concept and lab trials and, in certain instances, engage in incremental development efforts, some of which would be generally applicable across a range of customers but some of which would be unique to the specific customer. Gaining this understanding of how the market was developing further indicated that a strategic combination that increased scale and resources may be critical to successfully win large SDN and NFV opportunities.

In light of these factors and the number and nature of inbound inquires, the Cyan board discussed the desirability (including the benefit of allowing management to focus its attention on Cyan’s business) of formally engaging a financial advisor to assist the Cyan board in evaluating potential strategic opportunities for Cyan, and if appropriate, to assist Cyan in contacting other strategic parties with which a combination might make strategic sense, with a view toward enhancing stockholder value should Cyan proceed with a sale or other strategic transaction. After discussion, the Cyan board instructed management to contact Jefferies and request that Jefferies propose terms of an engagement for the Cyan board to consider, specifically with respect to assisting the Cyan board in identifying parties potentially interested in engaging in a strategic transaction with Cyan and evaluating potential proposals for a strategic transaction.

On December 17, 2015, Mr. Frodsham contacted Mr. Floyd to request that Cyan arrange a further technical software diligence meeting to address outstanding questions and provide a view of Blue Planet’s commercial model, market approach and revenue plan.

On December 18, 2014, Mr. Ross, Mr. Siegel and other members of Cyan’s management participated in a conference call with Party 3 to discuss Party 3’s continued interest in a potential strategic transaction. Party 3 indicated that it was most interested in Cyan’s software business, but that it would, if necessary, consider a potential acquisition of the entire company. There were no discussions regarding price or other financial terms.

On December 22, 2014, Party 3 sent Cyan additional due diligence requests, to which Cyan responded within a day.

On January 6, 2015, Mr. Corker again met with representatives of Party 6 to further discuss the interoperability of their respective products and a potential strategic transaction.

On January 8, 2015, Cyan again hosted Ciena for a diligence meeting at Cyan’s headquarters in Petaluma, California, to address, among other things, Mr. Frodsham’s requests from December 17, 2014. The next day, Mr. Frodsham called Mr. Floyd to indicate that Ciena would be in touch regarding next steps.

On January 9, 2015, the Cyan board held a meeting with members of management in attendance. Management reported to the Cyan board on strategic discussions with a number of parties. Mr. Floyd also reported that, at the request of the Cyan board, he had contacted Jefferies to discuss engaging Jefferies to assist Cyan in assessing potential strategic alternatives. The Cyan board authorized the Strategic/Finance Committee to engage Jefferies as Cyan’s financial advisor, to approve the terms of an engagement letter with Jefferies and to authorize the appropriate officers of Cyan to execute and deliver such an engagement letter on agreed upon terms. The Cyan board also authorized the Strategic/Finance Committee to represent the Board in ongoing discussions with Jefferies and others with respect to exploring strategic transactions, provided that the entry into any agreement with respect to any such transaction would require approval of the full Cyan board. Finally, the Cyan board noted that Mr. Floyd had served on the Strategic/Finance Committee since its formation but was removed from the committee because the committee, at that time, was tasked with approving the convertible debt offering and Mr. Floyd was investing in that offering. The Cyan board determined it would be advantageous to re-appoint Mr. Floyd to the Strategic/Finance Committee in connection with the strategic transaction process, and authorized such re-appointment.

On January 13, 2015, Party 1 sent Mr. Hatfield and Mr. Ross an analysis of the potential cost synergies between Cyan and Party 1.

On January 13, 2015, Mr. Hatfield participated in a phone call with Party 7 to further discuss financial models and potential synergies of a potential strategic transaction.

On January 15, 2015 and January 16, 2015, Mr. Hatfield, Mr. Siegel and other members of Cyan’s management held a meeting with Party 3 at Cyan’s headquarters in Petaluma, California for discussions regarding Cyan’s solutions, particularly its software solutions, business strategy and the potential for a strategic transaction.

On January 16, 2015, Cyan and Party 6 entered into a confidentiality agreement.

On January 17, 2015, Mr. Frodsham and Mr. Floyd participated in a telephone call during which Mr. Frodsham indicated that Ciena was continuing to evaluate the technical and commercial feedback from Cyan and that Ciena continued to consider whether to move potential strategic discussions forward. The following day, January 18, 2015, Mr. Frodsham and Mr. Floyd spoke again about next steps and that Ciena expected to follow up in approximately one week.

On January 20, 2015, the Strategic/Finance Committee of the Cyan board held a meeting with members of management and representatives of Jefferies in attendance. The Committee, management and representatives of Jefferies discussed that Cyan had received several inbound inquiries from third parties, including Ciena, about the possibility of acquiring Cyan or substantial parts of Cyan, and discussed a process by which Cyan and the Cyan board would be able to explore possible alternatives, including the alternative of remaining independent, in a comprehensive manner. This discussion included a discussion of the identity and nature of the parties that previously had expressed interest in a strategic transaction with Cyan, the nature of these discussions and a discussion of other parties that might have an interest and how and when it may be appropriate to approach such additional parties. The Committee, management and Jefferies also discussed the then-current state of Cyan’s business and key business developments that could occur over the next several quarters that might impact the market perception and valuation of Cyan and how those developments could impact a potential strategic transaction.

On January 23, 2015, based on the prior direction of the Cyan board, Cyan commenced a process with Jefferies’ assistance to identify and contact companies that might have an interest in pursuing a strategic transaction with Cyan and with which representatives of Cyan were not already engaged in discussions.

On January 25, 2015, Mr. Floyd and Mr. Frodsham participated in a call to discuss high-level terms for a potential strategic transaction. The following day, January 26, 2015, Mr. Frodsham sent Mr. Floyd an initial term sheet that provided for an all-stock acquisition of Cyan at an enterprise value ranging from $150-200 million (estimated to equal $2.71 - $3.43 per share) that was both below and above Cyan’s closing trading price on January 23, 2015 of $2.88 per share. The term sheet also indicated that Ciena would determine through the due diligence process certain key personnel from whom Ciena would request signed employment agreements as part of an acquisition, and noted that Ciena would expect voting agreements in support of Ciena’s offer to be signed by certain major stockholders. The term sheet was accompanied by a modified confidentiality agreement with provisions providing for a proposed exclusive negotiating period.

On January 26, 2015, Mr. Hatfield, Mr. Siegel, Mr. Ross and Mr. Corker participated in an update conference call with Party 3. The parties discussed Cyan’s SDN solutions and whether Party 3 still had interest in a potential strategic transaction. Party 3 indicated that it only was interested in Cyan’s software business, and that if it pursued such a strategic transaction, it would search for another party that had interest in Cyan’s hardware business. The parties did not discuss valuation terms, but Party 3 communicated to Cyan’s management that it now perceived value in both Cyan’s SDN and NFV solutions, and would therefore analyze and value a potential strategic transaction accordingly.

On January 27, 2015, the Strategic/Finance Committee of the Cyan board held a meeting with members of management in attendance. The committee discussed the indication of interest and term sheet that Cyan had received from Ciena concerning a potential acquisition. The committee noted that the indication of interest would require further clarification before it could be evaluated in depth. The committee discussed the process for responding to Ciena and engaging in discussions with other parties that had expressed interest. The committee then reviewed the terms of a proposed engagement letter to formally engage Jefferies as Cyan’s financial advisor for a potential strategic transaction. Management and the committee discussed that, in connection with the backstop provided by Jefferies at Cyan’s request in Cyan’s convertible debt and warrants offering in December 2014, Jefferies had purchased, and held, $5.5 million of Cyan’s 8% convertible notes and related warrants and, as such, could have an interest in the outcome of a strategic transaction in addition to the fee arrangement from its financial advisory engagement. The committee also noted that as a result of certain securities litigation related to the Company’s initial public offering, Jefferies was being indemnified by Cyan from potential liabilities in connection with that litigation. The committee discussed these factors and concluded that they would not present a conflict of interest that would preclude Jefferies from rendering advice and, if applicable, an opinion in connection with a transaction, and authorized management to execute an engagement letter with Jefferies on the terms discussed with the committee.

On January 29, 2015, the Cyan board held a meeting with members of management and representatives of Jefferies in attendance. The Cyan board discussed the potential strategic transaction with Ciena. The Cyan board reviewed the strategic compatibility of Cyan and Ciena from a product, customers and general market standpoint, reviewed the indication of interest that Cyan had received from Ciena both in terms of the indicated value placed on Cyan and other indicative terms. The Cyan board discussed that Ciena’s indication of interest included a provision requiring that certain key Cyan employees sign employment agreements as part of an acquisition. The Cyan board discussed that Mr. Hatfield, a director of Cyan, would likely be required by Ciena to continue as a key employee, in addition to other Cyan personnel that Ciena would identify through its due diligence process. The Cyan board noted that Ciena’s proposed confidentiality agreement included provisions for an exclusivity period. The Cyan board then discussed the current state of Cyan’s business and key business developments that may occur over the next several quarters that could impact the market perception and valuation of Cyan, and how those developments might impact a potential strategic transaction. The Cyan board then discussed the identity and nature of the other parties that had expressed interest in a strategic transaction with Cyan, the nature of the discussions and a discussion of other parties that may have an interest and how and when it may be appropriate to approach such additional parties. Jefferies then led a discussion of the financial terms of the indication of interest provided by Ciena. The Cyan board then directed a member of management to introduce representatives of Jefferies to Cyan’s lead contact at Ciena so that Jefferies could obtain additional information from Ciena.

On January 29, 2015, Mr. Floyd and Mr. Frodsham participated in a telephone call to discuss the initial term sheet and the Cyan board’s reaction. The next day, at Cyan’s request, a representative of Jefferies spoke with Mr. Frodsham.

On January 29, 2015, Cyan, Party 7 and a prospective financial sponsor of a potential combination of Cyan and Party 7 signed a three-way confidentiality agreement.

On January 30, 2015, Mr. Floyd contacted Mr. Frodsham to indicate that Cyan had engaged Jefferies and later that day representatives of Jefferies contacted Mr. Frodsham to discuss and clarify aspects of Ciena’s January 26, 2015 term sheet.

On January 30, 2015, Cyan provided answers to Party 3’s outstanding due diligence requests.

On February 4, 2015, Mr. Hatfield and Mr. Corker had a telephone call with Party 6. The parties discussed the structure, but not the terms or price, of a potential strategic transaction.

On February 5, 2015, the Cyan board held a meeting with members of management in attendance. The Cyan board considered the status of discussions with Ciena, Party 1, Party 3 and Party 6, as well as indications from other third parties. The Cyan board then discussed next steps.

On February 10, 2015, the Cyan board held a meeting with members of management and representatives of Jefferies in attendance. The Cyan board gave further consideration to the term sheet Cyan had received from Ciena on January 26, 2015. Jefferies discussed Cyan’s then-current business and market position, noting that there were significant positive developments at Cyan with respect to unforecasted orders that Cyan had received from its largest customer. The Cyan board then discussed in further detail Ciena’s proposal, noting that it contained limited terms and included an estimated enterprise value ranging from $150-200 million (estimated to equal $2.71 - $3.43 per share) that was below Cyan’s closing trading price on February 9, 2015 of $3.61 per share. The Cyan board then discussed the exclusivity period that Ciena had requested in connection with its proposal. The Cyan board determined that Cyan’s management and Jefferies should update Ciena on the developments in, and status of, Cyan’s business and prospects, and then request that Ciena make a revised proposal that did not involve a range if it were interested in continuing discussions. The Cyan board also instructed management and Jefferies to continue pursuing on Cyan’s behalf discussions previously initiated with other parties that might be interested in a strategic transaction with Cyan, including Party 3 and Party 1. Further, the Cyan board instructed management and Jefferies to evaluate other parties that might have an interest in Cyan, and authorized Jefferies to contact such parties to ascertain if they had an interest in learning about Cyan and the opportunity it presented. Finally, the Cyan board affirmed that the Strategic/Finance Committee would have the authority to represent the Cyan board in evaluating potential strategic alternatives for Cyan, with the understanding that any proposed agreement related to a strategic transaction (other than customary confidentiality agreements) would be presented to the full Board for discussion and approval prior to any such agreement being executed.

On February 10, 2015, at the Cyan board’s direction, representatives of Jefferies contacted Ciena to propose a meeting with Cyan management for an update regarding Cyan’s business—specifically Cyan’s software business—because the Cyan board did not believe that Ciena’s initial valuation as set forth in its initial term sheet reflected a complete understanding of the potential value of Cyan.

On February 11, 2015 and February 12, 2015, Mr. Hatfield and Mr. Siegel, together with other members of Cyan management, participated in conference calls with Party 3 regarding Cyan’s SDN offerings, software business and software business model.

On February 11, 2015 members of Cyan’s management participated in a conference call with Party 6 during which Party 6 confirmed its interest in pursuing a strategic partnership, but that its interest was limited to Cyan’s software business. The parties did not discuss terms, price or structure of a potential strategic transaction.

On February 12, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies contacted Party 8 to determine Party 8’s interest in a potential strategic transaction with Cyan.

On February 13, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies spoke with Party 6 regarding a potential strategic transaction.

On February 17, 2015, Cyan and Party 8 entered into a confidentiality agreement.

On February 18, 2015, Mr. Hatfield, Mr. Ross and Mr. Siegel participated in a conference call with Party 3 to discuss due diligence, valuation and a potential bid. Party 3 informed the members of Cyan’s management that it was still analyzing Cyan and formulating a valuation of its business.

On February 18, 2015, Mr. Hatfield, Mr. Ross, Mr. Siegel and Mr. Corker participated in a conference call with members of Party 1’s management regarding Party 1’s interest in pursuing a potential strategic transaction. Party 1 said that it was not prepared to pursue such an opportunity at that time.

On February 18, 2015, members of Cyan management, together with representatives of Jefferies, held a meeting with Party 2 to discuss Party 2’s interest in a potential strategic transaction.

On February 19, 2015 and February 20, 2015, Mr. Hatfield, Mr. Ross, Mr. Siegel, Mr. Coker, together with representatives of Jefferies, met with members of Party 6’s management at Party 6’s headquarters for due diligence. There were no discussions regarding price, terms or transaction structure.

On February 20, 2015, Mr. Hatfield participated in a phone call with Party 7 and the financial sponsor to further discuss financial models in connection with a potential strategic transaction.

On February 24, 2015, Mr. Hatfield, Mr. Corker, Mr. Ross and other members of Cyan’s management, together with representatives of Jefferies, held a meeting with Party 2 at Cyan’s Petaluma, California headquarters to engage in business due diligence discussions.

On February 26, 2015, Mr. Hatfield, Mr. Ross, Mr. Siegel, Mr. Corker and other members of Cyan’s management hosted an introductory meeting with members of Party 8’s management at Cyan’s headquarters in Petaluma, California. Representatives of Jefferies also attended this meeting. From February 26, 2015 through March 11, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies held occasional conversations with Party 8 regarding Party 8’s interest in a potential strategic transaction.

On March 3, 2015, at Cyan’s request, representatives of Jefferies sent diligence materials relating to Cyan to Party 2.

On March 5, 2015, Morgan Stanley, Ciena’s financial advisor for the potential strategic transaction with Cyan, sent Cyan an agenda for a meeting with Ciena scheduled for March 10, 2015 at Cyan’s headquarters in Petaluma, California.

On March 5, 2015, Mr. Corker held a due diligence meeting with Party 6.

On March 6, 2015, Party 2 called a representative of Jefferies to inform Cyan that it was no longer interested in a pursuing a strategic transaction with Cyan.

On March 10, 2015, Mr. Floyd, Mr. Ross, Mr. Siegel, together with representatives of Jefferies, participated in a meeting with members of Ciena’s management at Cyan’s Petaluma, California headquarters. The parties discussed, among other items, Cyan’s hardware business, software business, pipeline and customers. There was no discussion regarding price, terms or structure of a potential strategic transaction.

On March 10, 2015, Mr. Hatfield, Mr. Ross, Mr. Corker, together with representatives of Jefferies, participated in a conference call with Party 3 to discuss business diligence matters.

On March 11, 2015, in accordance with the Cyan board’s directives, a representative of Jefferies contacted a third party (referred to herein as Party 9) to determine whether Party 9 had interest in a potential strategic transaction with Cyan. A representative of Party 9 indicated that Party 9 had interest in Cyan’s software business.

On March 11, 2015, Party 8 declined to engage in any further discussions related to strategic opportunities.

On March 11, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies contacted Party 6 regarding a planned diligence meeting, and the need for Party 6 to promptly present a specific indication of interest to Cyan if it was interested in proceeding with a meeting. On March 12, 2015, at Cyan’s request, representatives of Jefferies sent additional due diligence materials regarding Cyan to Party 6.

On March 12, 2015, at Cyan’s request, representatives of Jefferies sent additional diligence materials regarding Cyan to Ciena.

On March 12, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies contacted a representative of Party 5 to inquire if Party 5 had interest in a potential strategic transaction with Cyan. Party 5 indicated that it had interest in scheduling a telephone call to discuss the matter further.

On March 12, 2015, a representative of Party 9 contacted Mr. Hatfield to indicate its interest in pursuing a potential strategic transaction.

On March 13, 2015, Party 3 indicated that it would decline to engage in further discussions relating to a potential strategic transaction. Party 3 indicated that it did not have internal support for a proposal at the current valuation.

On March 17, 2015, Cyan and Party 9 executed a mutual confidentiality agreement. That same day, Cyan sent to Party 9 a presentation regarding Cyan’s software business.

On March 17, 2015, members of Cyan’s management met with Jefferies to discuss the best options for moving forward with respect to Party 6 and discussions regarding a potential strategic transaction.

On March 19, 2015, members of Cyan management participated in a telephone call with representatives of Party 5 to discuss a potential strategic transaction. Following this call, Party 5 was not responsive to further attempts to engage in discussions regarding a potential strategic transaction.

On March 20, 2015, the Cyan board held a meeting with members of management in attendance. Mr. Floyd provided an update to the Cyan board as to the status of discussions with Ciena and other potentially interested strategic parties.

On March 24, 2015, at Cyan’s request, representatives of Jefferies provided Ciena diligence materials related to Cyan’s capitalization.

On March 24, 2015, Mr. Hatfield, Mr. Ross, Mr. Corker, Mr. Siegel and other members of Cyan’s Management, together with representatives of Jefferies, participated in telephone call with members of management of Party 9 to discuss Party 9’s interest in pursuing a strategic transaction.

On March 25, 2015 and March 26, 2015, Mr. Floyd participated in phone calls with Party 9 to engage in discussions regarding a potential strategic transaction.

On March 27, 2015, Mr. Hatfield, Mr. Corker and Mr. Siegel called Party 6 to discuss next steps. Three days later, on March 30, 2015, Mr. Hatfield and Mr. Corker held a discussion with Party 6 to discuss the potential cost structure and synergies of Party 6 acquiring only the software business and only including a modest engineering team with the acquisition. The Representatives of Party 6 expressed Party 6’s need to further review the opportunity internally.

On March 31, 2015, Mr. Hatfield participated in a phone call with the potential sponsor of combining Cyan and Party 7. The sponsor indicated it did not have an interest in pursuing a potential business combination at the present time. Lacking financial backing for a business combination, Cyan and Party 7 discontinued their discussions.

On March 31, 2015, Mr. Corker held a meeting with a representative of Party 9 in Santa Clara, CA. During the meeting, the representative of Party 9 indicated that Party 9 had no interest in continuing discussions regarding a potential strategic transaction because Cyan was too expensive.

On April 1, 2015, Mr. Floyd spoke with Mr. Frodsham. Following the call, Mr. Frodsham sent Mr. Floyd an amended term sheet, the terms of which reflected Ciena’s proposed acquisition of Cyan at a purchase price of $4.50 for each outstanding share of Cyan common stock in an all-stock transaction and Ciena’s proposal for a restated mutual confidentiality agreement that included a proposed exclusivity period. On that date, the closing market price of Cyan’s common stock was $4.01.

On April 2, 2015, the Cyan board held a meeting with members of management and representatives of WSGR and Jefferies in attendance to discuss, among other items, Ciena’s amended term sheet. The Cyan board first discussed the third parties with which Cyan, with Jefferies’ assistance, had engaged in the past months with respect to evaluating a potential strategic transaction with Cyan, and the current status of those third party engagements. Representatives of Jefferies noted that parties approached by Jefferies regarding a potential transaction with Cyan had been informed of Cyan’s willingness to consider an acquisition of the entire Company or an acquisition of Cyan’s software business separate from the hardware business. The Cyan board reviewed the indication of interest that Cyan had received from Ciena, which reflected a significant increase in valuation compared to Ciena’s indication of interest in January 2015. The Cyan board discussed the term sheet, including the proposed purchase price, the indication from Ciena that certain key Cyan employees, likely including Mr. Hatfield, would be expected to enter into employment arrangements effective upon closing, that Ciena would be requiring certain stockholders of Cyan to enter into voting agreements in connection with a transaction, as well as certain other legal terms presented in Ciena’s indication of interest. The Cyan board then discussed specific aspects of the proposal that could be negotiated if the Cyan board elected to pursue the opportunity, particularly the proposed purchase price. After discussion, the Cyan board directed Jefferies to seek a higher purchase price from Ciena and an improvement in the other terms of Ciena’s indication of interest.

On April 3, 2015, Mr. Hatfield and Mr. Corker contacted Party 6 to determine if Party 6 had any interest in still pursuing a strategic transaction with Cyan.

On April 6, 2015, the Cyan board held a meeting with members of management and representatives of WSGR and Jefferies in attendance. At this meeting, the Cyan board discussed that since late January 2015, management had participated in discussions with 19 third parties regarding their potential interest in engaging in a strategic transaction with Cyan. Certain companies were either not responsive to initial inquiries or indicated that they were not interested in evaluating any such opportunity. Certain other companies indicated potential interest in engaging in a strategic transaction with Cyan, and a selection of these companies conducted technology-based due diligence. As a result of these discussions, while several companies had indicated a potential interest in acquiring Cyan or its software business, only Ciena submitted a proposal (and a proposed purchase price) for an acquisition of Cyan. No proposals were received for the software or other portions of Cyan’s business.

The Cyan board then reviewed the revised indication of interest that Ciena sent on April 1, 2015, noting the changes from Ciena’s initial indication received in January 2015. The revised indication of interest included, among other things, a higher proposed purchase price of $4.50 per share in stock. The revised term sheet requested a 45 day exclusivity period during which Ciena would conduct due diligence and negotiate the terms of a definitive agreement. The Cyan board then discussed the potential merits of a transaction in which the consideration would consist of Ciena’s common stock. The Cyan board then discussed that in its revised indication of interest, Ciena would require that certain key employees enter into employment arrangements effective upon closing, and that Michael Hatfield likely would be required by Ciena to continue as a key employee, in addition to other Cyan personnel that Ciena would identify through its due diligence process. Representatives of WSGR then reviewed with the Cyan board its fiduciary obligations when evaluating strategic transactions in general and specifically in the context of a stock-for-stock transaction.

Jefferies then updated the Cyan board regarding the valuation implied by Ciena’s initial term sheet and offered in its revised term sheet and the implied premiums and revenue multiples at the initial term sheet level, the revised term sheet level and additional data points. The revised term sheet included, among other things, a proposed purchase price of $4.50 payable in shares of Ciena common stock, which represented a 31%-66% increase in the per share price from the valuation implied in the initial term sheet and an increase of 53% - 104% in enterprise value from the level implied in the initial term sheet. The Cyan board discussed the implied equity and enterprise values for Cyan, and the value of the proposal to the convertible note and warrant holders. The Cyan board then discussed the stock trading and other publicly available information about Ciena, including the average daily trading volume and corresponding liquidity that would be available to Cyan stockholders, Ciena’s balance sheet and trading multiples and upcoming events that could impact Ciena’s stock price to the benefit or detriment of Cyan stockholders if Cyan were to proceed with a stock-for-stock transaction in light of different timing of setting an exchange ratio.

The Cyan board then requested that Jefferies contact Morgan Stanley to express the view of the Cyan board that the price proposed by Ciena was too low in light of the opportunity and to seek to clarify the approach for determining the exchange ratio.

On April 6, 2015, Party 6 notified Mr. Hatfield and Mr. Corker that Party 6 was no longer interested in pursuing discussions related to a strategic transaction.

On April 6, 2015 and April 7, 2015, Mr. Siegel exchanged emails with David Rothenstein, Ciena’s Senior Vice President and General Counsel, to finalize the terms of a mutual confidentiality agreement.

On April 7, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies participated in a call with Morgan Stanley concerning the terms of Ciena’s indication of interest that Cyan received on April 1, 2015 and Cyan’s updated business plan. During such call, Ciena proposed to (i) increase its proposal to acquire Cyan to $4.75 per share, (ii) utilize a fixed exchange ratio based on Ciena’s 10-day volume weighted average price (“VWAP”) ending the last trading day before an announcement regarding the transaction, and (iii) shorten the exclusive due diligence/negotiation period to May 4, 2015.

On April 7, 2015, Mr. Hatfield participated in a phone call with a representative of Party 1 to discuss the need for Party 1 to submit an offer if Party 1 was interested in pursuing a potential strategic transaction. After this discussion, Party 1 and Cyan did not engage in any further discussions regarding a potential strategic transaction.

On April 8, 2015, the Cyan board held a meeting with members of management and representatives of WSGR and Jefferies in attendance to discuss, among other items, the additional terms proposed by Ciena on April 7, 2015. Representatives of Jefferies updated the Cyan board on Jefferies’ discussions with Morgan Stanley following the April 6, 2015 Cyan board meeting. The Cyan board then discussed the longer term value creation opportunity for Cyan’s stockholders that would derive from receiving shares of Ciena common stock in a transaction. The Cyan board noted the potential growth opportunities and synergies of a combination and potential market advantage that the combined company would have in pursuing the SDN and NFV software market.

The Cyan board then reviewed the process that had taken place since late January 2015, in which 19 parties had been contacted to determine their interest in a potential strategic transaction with Cyan. Of the 19 companies contacted, nine—Party 1, Party 2, Party 3, Party 5, Party 6, Party 7, Party 8, Party 9 and Ciena—engaged in substantive discussions regarding a potential strategic transaction, conducted due diligence, and signed a confidentiality agreement with Cyan if they had not previously done so. Of these nine companies, only Ciena submitted a proposal to acquire Cyan.

In light of the opportunities presented by a combination with Ciena and the opportunities and risks that Cyan faced as an independent company, the Cyan board authorized and directed Cyan’s officers to execute an amended confidentiality agreement with Ciena providing Ciena with exclusive negotiations through May 4, 2015 to conduct due diligence and negotiate the terms of an acquisition agreement with Cyan.

On April 8, 2015, following the Cyan board meeting, Cyan and Ciena entered into an amended confidentiality agreement providing for an exclusivity period.

On April 9, 2015, Cyan provided Ciena with access to Cyan’s virtual data room.

On April 9, 2015 Mr. Siegel and representatives of WSGR participated in a call with representatives of Ciena and Ciena’s outside counsel, Hogan Lovells US LLP (“Hogan Lovells”) to discuss how Cyan’s outstanding convertible notes and warrants would be treated in accordance with their terms in the context of the proposed strategic transaction. Representatives of Hogan Lovells expressed Ciena’s concern that based on the proposed structure of the strategic transaction and the terms of the convertible notes, the note holders’ security interest in Cyan’s assets and the negative covenants in the convertible notes would continue to apply after the closing. Representatives of Hogan Lovells conveyed Ciena’s preference for the proposed transaction to be structured in such a way so as to trigger a “Fundamental Change” in respect of the convertible notes, which would cause the security interests in Cyan’s assets to terminate and the negative operating covenants in the convertible notes to terminate after the closing of the proposed transaction. Representatives of Hogan Lovells then discussed that a “Fundamental Change” could be triggered in a change of control transaction in which the consideration paid for Cyan common stock was a mix of both cash and stock.

On April 10, 2015, representatives of Hogan Lovells communicated to WSGR that Ciena would propose that the form of merger consideration consist of 15% cash and 85% Ciena common stock.

On April 14, 2015, Mr. Floyd, Mr. Hatfield and Ciena’s Mr. Frodsham held a meeting at Cyan’s headquarters to discuss potential synergies in consideration of a potential strategic transaction.

On April 14, 2015, Hogan Lovells sent to WSGR a draft merger agreement and draft form of voting agreement that Ciena proposed to be entered into by Cyan’s directors and certain of their affiliates, and Cyan’s named executive officers. The merger agreement reflected a proposed transaction structure with the form of merger consideration consisting of both cash and stock.

Members of Cyan management and representative of WSGR held meetings over several days following receipt of the merger agreement on April 14, 2015 to discuss the terms of the merger agreement.

On April 18, 2015, representatives of Hogan Lovells participated in a telephone call with representatives of WSGR to discuss Ciena’s requirement that the form of merger consideration be adjusted to consist of both cash and stock so as to trigger a “Fundamental Change” in respect of the convertible notes. Representatives of Hogan Lovells and WSGR discussed the proportion of the merger consideration that would be comprised of cash, and the mechanism for determining the cash and stock mix.

On April 19, 2015, WSGR sent Hogan Lovells a revised draft of the merger agreement.

On April 21, 2015, at the direction and on behalf of Cyan, representatives of Jefferies participated in a call with Morgan Stanley during which representatives of Morgan Stanley formally proposed on behalf of Ciena that, in order to achieve Ciena’s desired disposition of Cyan’s outstanding convertible notes and related warrants, the form of merger consideration Ciena was offering was changing from all stock to a mix of cash and stock consisting of 11% cash and 89% stock measured by the value of Ciena’s common stock at closing, a structure that would trigger a “Fundamental Change” in respect of Cyan’s outstanding convertible notes and warrants. (For a more detailed discussion of these terms of the consequences thereof, please see the section entitled “Treatment of Cyan Warrants and Convertible Notes” beginning on page 130 of this proxy statement/prospectus.)

On April 21, 2015, Cyan and Ciena also held a diligence call, and Mr. Siegel and Mr. Rothenstein spoke regarding key employee matters and a process to advance the merger agreement negotiations.

On April 23, 2015, Mr. Siegel and Mr. Rothenstein participated in a call to discuss key employee term sheets, issues pertaining to the merger agreement and voting agreements, and communications with respect to the proposed strategic transaction.

On April 24, 2015, Cyan and Ciena held a software due diligence meeting in Santa Rosa, California.

On April 24, 2015, Mr. Siegel and Mr. Rothenstein participated in a call to discuss provisions of the merger agreement, and Ciena’s proposed arrangements for nine key Cyan employees who would join Ciena in the proposed strategic transaction.

On April 26, 2015, representatives of Cyan, WSGR, Ciena and Hogan Lovells participated in a call to negotiate certain provisions of the merger agreement. Among the material terms discussed were whether Cyan would have the right to terminate the merger agreement in order to accept a “Superior Proposal,” the circumstances under which the Cyan board would be entitled to make an “Adverse Recommendation Change” and the appropriate termination fee payable to Ciena should Cyan terminate the merger agreement in certain specified circumstances. Please refer to the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 125 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus for a more complete discussion of these matters.

On April 26, 2015, Mr. Rothenstein provided a draft employment term sheet to Mr. Hatfield. On that same date, Mr. Rothenstein and Mr. Hatfield participated in a call to review and discuss the terms thereof, as well as the potential terms of similar term sheets for eight other Cyan employees identified by Ciena during the due diligence process.

On April 28, 2015, the Strategic/Finance Committee held a meeting with members of management and representatives of WSGR in attendance to discuss the terms of the merger agreement and the proposed transaction. The committee discussed Ciena’s proposal to adjust the proposed form of merger consideration to consist of 11% cash and 89% stock at closing, a structure that was designed to trigger a “Fundamental Change” in respect of Cyan’s outstanding convertible notes. The committee discussed how the “Fundamental Change” would result in releasing the security interest the note holders had in Cyan’s assets, would cause the negative covenants in the convertible notes to terminate at closing and would also cause the outstanding warrants to be deemed to exercise immediately prior to closing. The committee then discussed how the “Fundamental Change” would also trigger the right for holders of convertible notes to receive additional shares of stock upon the conversion of the notes in connection with the proposed transaction. The Strategic/Finance Committee then discussed the fact that given that Jefferies held convertible notes and warrants and because Ciena proposed to structure the transaction to result in a “Fundamental Change” which would trigger additional rights of the holders of convertible notes, Jefferies may be deemed to have an interest in the transaction. The Strategic/Finance Committee therefore determined it would be advisable to contact an additional disinterested financial advisor to perform an analysis with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the proposed transaction. After further discussion, the Strategic/Finance Committee authorized management to contact Houlihan Lokey to determine if Houlihan Lokey would perform such an analysis and prepare a written opinion to the Cyan board as to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger, pursuant to the proposed terms of the merger agreement and its analysis thereof.

On April 28, 2015 and April 29, 2015, Mr. Siegel and Mr. Ross participated in calls with representatives of Houlihan Lokey to discuss whether Houlihan Lokey would prepare an opinion for the Cyan board as to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger based on the proposed terms of the agreement and its analysis thereof. Houlihan Lokey agreed to perform such an analysis and to render an opinion to the Cyan board with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger. Following the phone calls, Mr. Ross sent materials relating to the proposed transaction to Houlihan Lokey.

On April 29, 2015, members of Cyan’s management, together with representatives of Jefferies and Houlihan Lokey, participated in a phone call with Ciena to conduct due diligence on Ciena.

On April 29, 2015, Mr. Siegel and Mr. Rothenstein participated in a telephone call to discuss Cyan’s engagement of Houlihan Lokey as a second financial advisor, and to discuss certain other outstanding issues both in the merger agreement and the due diligence process.

On April 29, 2015, and continuing through until signing a final version of the term sheet on May 3, 2015, Mr. Hatfield, with the assistance of independent counsel, negotiated the terms of his employment term sheet with representatives of Ciena.

On April 30, 2015, the Cyan board met with members of management and representatives of Jefferies, Houlihan Lokey and WSGR in attendance at various points in the meeting (specifically, representatives of Jefferies and Houlihan Lokey were not in attendance at the same time) to further consider the proposed transaction. Representatives of WSGR reviewed with the Cyan board its fiduciary obligations. Representatives of WSGR then summarized the material terms of the merger agreement, including Ciena’s requirement that the merger consideration consist of 11% cash and 89% stock at closing to prompt a “Fundamental Change” of the convertible notes and the rationale therefor, and the terms that remained subject to ongoing negotiations. WSGR also summarized the material terms of the proposed voting agreements that were being entered into by certain stockholders of Cyan, including the fact that Ciena was requesting that stockholders representing approximately

40% of Cyan’s issued and outstanding stock would execute voting agreements. The Cyan board then discussed certain termination rights subject to then-current negotiation, Cyan’s discussions in 2014 and 2015 with third parties regarding potential strategic transactions, and the importance of ensuring the certainty of the merger’s closing, including by negotiating the parameters of the events that would constitute a material adverse change. The Cyan board then provided guidance to Cyan’s management regarding material outstanding terms, particularly, termination rights, termination fee and closing certainty provisions. Jefferies then provided the Cyan board with an overview of the financial terms of the transaction. Representatives of Jefferies and members of the Cyan board that held Cyan’s convertible notes (Mr. Haque, Mr. Floyd and Mr. Hatfield) were then excused from the meeting.

Mr. Siegel then began a discussion about the Company’s hiring of Houlihan Lokey to analyze the transaction and provide an additional opinion as to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger, due to the potential appearance of a conflict of interest as a result of Jefferies owning the Company’s convertible notes and warrants. Representatives of Houlihan Lokey then joined the meeting and provided an update on their review of certain financial analyses to the remaining members of the Cyan board. Representatives of Houlihan Lokey then noted prior work that Houlihan Lokey had performed for Ciena in the past and noted that Houlihan Lokey was not currently engaged by Ciena. At this time, representatives for Houlihan Lokey left the meeting.

The excused members of the Cyan board and representatives of Jefferies then re-joined the meeting, and the full Cyan board then discussed that the price of Ciena common stock had increased and that, as a result, the currently proposed 10-day VWAP would result in fewer shares for Cyan stockholders than if the parties had agreed to a longer VWAP period. The Cyan board directed representatives of Jefferies, in light of recent movements in Ciena’s stock price, to negotiate the exchange ratio based on a 30-day pre-signing VWAP versus the pre-signing 10-day VWAP, as this would be more advantageous to Cyan’s stockholders.

On April 30, 2015 and May 1, 2015, in accordance with the Cyan board’s directives, representatives of Jefferies engaged in discussions with representatives of Morgan Stanley regarding the exchange ratio. Specifically, representatives of Jefferies conveyed the Cyan board’s request that the exchange ratio be based on a 30-day pre-signing VWAP versus Ciena’s proposed 10-day VWAP.

On May 1, 2015, Mr. Siegel and Mr. Rothenstein participated in a telephone call to discuss the items that remained open under the merger agreement and the plan for external communications once the proposed strategic transaction had signed. Mr. Rothenstein informed Mr. Siegel that Ciena would accept an exchange ratio based on a 20-day VWAP, not the 30-day VWAP that Cyan requested. Mr. Rothenstein simultaneously provided to Cyan a proposed set of compromises on the material open items remaining in the Merger Agreement, including, among other things, treatment of certain operative covenants, granting Cyan the right to terminate the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal,” granting Cyan various terms regarding closing certainty that the Cyan board previously had indicated it valued highly particularly with respect to the definition of a material adverse effect and setting the termination fee payable by Cyan in certain circumstances at 3.75% of the total consideration payable by Ciena in the transaction, which would equal $15,000,000.

On May 1, 2015, Cyan further agreed, in connection with such proposed terms, that it would permit Ciena to engage in limited pre-signing diligence calls to certain key customers of Cyan.

On May 2, 2015, Mr. Floyd participated in a call with Mr. Frodsham and Mr. Rothenstein to discuss open items related to the key employees. That same day, Mr. Siegel and Mr. Rothenstein participated in a call regarding a number of open issues under the merger agreement and voting agreements, including the proposed size of the termination fee payable by Cyan to Ciena, as well as the status of discussions related to key employees.

On May 2, 2015, representatives of Morgan Stanley reiterated to representatives of Jefferies the position previously communicated by Mr. Rothenstein, namely that Ciena would not accept an exchange ratio based on a 30-day VWAP, but would accept setting a fixed exchange ratio based on a 10-day to 20-day VWAP, which would result in a fixed exchange ratio of 0.224 of a share of Ciena common stock based on a 20-day VWAP (with 89% payable in Ciena common stock and 11% in cash based on the value of Ciena common stock at closing).

On May 3, 2015, the Cyan board met with members of management and representatives of Jefferies, Houlihan Lokey and WSGR in attendance at various points in the meeting to consider approving the transaction with Ciena, pending the results of the latest updates from its advisors regarding the negotiations of the purchase price and other terms of the merger agreement. A representative of Jefferies updated the Cyan board that, as instructed by the Cyan board, Jefferies had held discussions with Morgan Stanley regarding increasing Ciena’s purchase price. Specifically, the representative of Jefferies indicated that Jefferies had conveyed to Morgan Stanley the Cyan board’s position that the exchange ratio be based on a 30-day pre-signing VWAP and that Morgan Stanley had informed Jefferies that Ciena would not accept an exchange ratio based on a 30-day VWAP, but would accept setting a fixed exchange ratio based on a 20-day VWAP, resulting in a final purchase price equal to an exchange ratio of 0.224 of a share of Ciena common stock, based on a 20-day VWAP. The Cyan board then discussed the 20-day VWAP and the increased purchase price, and determined that the proposed terms were acceptable. The Cyan board then approved the final purchase price, reflecting an exchange ratio of 0.224. Based on the closing price of Ciena common stock on May 1, 2015 of $21.29, this exchange ratio represented approximately $4.77 per share of Cyan common stock, which was above Cyan’s most recent closing price of $3.65 per share.

Jefferies then reviewed with the Cyan board its financial analysis of the merger consideration and rendered an oral opinion, confirmed by the delivery of a written opinion, dated May 3, 2015, to the Cyan board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the merger consideration to be received by holders of Cyan common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

A representative from Houlihan Lokey then reviewed and discussed its financial analyses with respect to Cyan, Ciena and the proposed merger. Thereafter, at the request of the Cyan board, Houlihan Lokey rendered its oral opinion, which was subsequently confirmed by delivery of Houlihan Lokey’s written opinion to the Cyan board dated May 3, 2015, to the effect that, as of that date and based on and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the per share merger consideration to be received by the holders of Cyan common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Representatives of WSGR then updated the Cyan board with respect to the current status of certain terms in the merger agreement that remained open as of the April 30, 2015 Cyan board Meeting, including that Ciena had made certain concessions that permitted Cyan to terminate the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal” and granted Cyan various terms regarding closing certainty, particularly with respect to the definition of a material adverse effect, while Cyan had agreed to pay a termination fee in certain circumstances that would be equal to 3.75% of the total consideration payable by Ciena in the transaction, which would equal $15,000,000. Representatives from WSGR then answered questions from the Cyan board regarding the terms of the merger agreement, and then summarized the material terms of the voting agreements that each of the directors were executing in connection with the merger.

Following the foregoing discussion, representatives of WSGR reviewed proposed resolutions approving the transaction. In addition to the adoption of the merger agreement, the resolutions contained, among other matters, resolutions acknowledging the possible interest of certain parties to the merger, including that certain members of the Cyan board and Jefferies held Cyan’s convertible notes and warrants, and that certain Cyan directors were entering into employment arrangements with Ciena in connection with the merger. In particular, management discussed with the Cyan board that Michael Hatfield, a director, was entering into an employment arrangement with Ciena, contingent upon the transaction being consummated. The Cyan board, following a review of the proposed resolution, unanimously adopted the resolutions and, among other things, (1) determined that the

Merger Agreement, the Merger, and the other Transactions were advisable and in the best interests of Cyan and its stockholders, (2) determined that the entry into the Merger Agreement and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement were advisable and in the best interests of Cyan and its stockholders, (3) approved the Merger Agreement and the voting agreements and (4) resolved to recommend that the stockholders of Cyan adopt the Merger Agreement.

On May 3, 2015, Cyan, Ciena and Merger Sub signed the Merger Agreement.

On May 4, 2015, Ciena and Cyan issued press releases announcing the Merger.

Recommendations of the Cyan Board; Cyan’s Reasons for the Merger

The Cyan board, at a meeting held on May 3, 2015, unanimously:

•	approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement;

•	determined that it is in the best interests of Cyan and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement;

•	directed that the merger agreement be submitted to a vote at a meeting of the Cyan stockholders; and

•	recommended that the Cyan stockholders vote to adopt the merger agreement.

Accordingly, the Cyan board unanimously recommends that the Cyan stockholders vote “FOR” the proposal to adopt the merger agreement.

In evaluating the merger, the Cyan board consulted with Cyan’s senior management and outside legal and financial advisors, considered a number of alternatives to enhance Cyan’s competitive position in the networking industry and to increase stockholder value and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger. These discussions included executive sessions with outside legal advisors without management and financial advisors present. The factors considered by the Cyan board included, but were not limited to, the following:

•	the per share merger consideration, having a value at closing of 0.224 of a share of Ciena common stock, which represented $4.75 per share of Cyan common stock based on Ciena’s 20-day volume weighted average price as of May 1, 2015, which was a 30% premium to Cyan’s closing stock price of $3.65 per share on May 1, 2015;

•	the Cyan board’s view that the merger would provide near-term value and liquidity to Cyan’s stockholders;

•	the Cyan board’s view that while Cyan stock might reach the value of the merger consideration at some point in the future, there was risk associated with that in light of industry- and Cyan-specific dynamics and outlook previously considered by the Cyan board;

•	the Cyan board’s views of the challenges and opportunities facing the networking industry, including the service providers’ continued intense focus on reducing capital expenditures;

•	the Cyan board’s understanding of the business operations, financial condition, earnings and prospects of Cyan, including the prospects of Cyan on a standalone basis, whether a company of Cyan’s size would be able to effectively address the needs of larger service providers and to compete with larger and more established competitors, the significant risk associated with Cyan’s reliance on its top customer for a substantial portion of its revenue and the risk of Cyan attempting to grow by focusing more heavily on unproven revenue streams from its software business;

•	the Cyan board’s review of Ciena’s business operations, financial condition, earnings and prospects;

•	the Cyan board’s views as to the potential impact of the merger on Cyan’s business and its customer relationships, employees and other business partners, and the prospects that a combination of Cyan with Ciena would have the potential to strengthen these relationships;

•	the Cyan board’s consideration, with the assistance of Cyan’s management team and its outside legal and financial advisors, of the results of a third-party solicitation process to uncover strategic opportunities including other potential sale and acquisition transactions, the sale of a portion of Cyan’s business or a simultaneous sale of all of Cyan’s businesses to separate buyers, and continuing to operate on a standalone basis;

•	the financial presentation and written opinion, dated May 3, 2015, of Jefferies to the Cyan board as to the fairness, from a financial point of view and as of such date, to holders of Cyan common stock of the merger consideration to be received by such holders pursuant to the merger agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described under the caption “The Merger—Opinions of Cyan’s Financial Advisors”;

•	the financial analyses reviewed by Houlihan Lokey with the Cyan board, and the oral opinion to the Cyan board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated May 3, 2015), with respect to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger, as of May 3, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “The Merger—Opinions of Cyan’s Financial Advisors”;

•	the anticipated market capitalization, liquidity and capital structure of the combined company;

•	the likelihood that the merger would be consummated based on, among other things:

•	the fact that Ciena had sufficient cash on hand to finance the cash consideration and other cash payments in the merger;

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of consummating the merger in light of the scope of the conditions to closing;

•	that Cyan is entitled to specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•	other terms of the merger agreement, including:

•	the Cyan board’s belief that the terms of the merger agreement, including the parties’ mutual representations, warranties, covenants and closing conditions, are reasonable;

•	the covenants contained in the merger agreement obligating each of the parties to use reasonable best efforts to take all actions necessary to cause the closing conditions in the merger agreement to be satisfied as promptly as practicable, except that neither Ciena nor any of its affiliates is required to agree to limitations on their right to control or operate Ciena’s business or assets (including the business and assets of Cyan and its subsidiaries after the consummation of the merger) or to exercise full ownership rights of such businesses, or agree or be required to sell or otherwise dispose of, hold or divest itself of all or any portion of such business or assets;

•

Cyan’s ability, at any time prior to (but not after) obtaining the Cyan stockholder approval, to consider and respond to an unsolicited written takeover proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a takeover proposal, if the Cyan board, prior to taking any such actions, and among other requirements more fully described in the merger agreement, determines in good faith and after consultation with its outside legal and financial advisors that such takeover proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and after consultation with its outside legal counsel that failure to take such action would be inconsistent with the Cyan board’s fiduciary duties to the Cyan stockholders;

•	the Cyan board’s ability, under certain circumstances, to withhold, modify or qualify, the Cyan board recommendation to Cyan stockholders that they vote in favor of the adoption of the merger agreement or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, a takeover proposal;

•	Cyan’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that Cyan complies with its obligations relating to the entering into of any such agreement and concurrently with the termination of the merger agreement pays to Ciena a termination fee of $15.0 million, in connection with an agreement for a superior proposal; and

•	the availability of appraisal rights under the DGCL to Cyan stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of Cyan common stock as determined by the Delaware Court of Chancery;

•	the fact that the merger was unanimously approved by the Cyan board, none of the members of which is affiliated with Ciena;

•	the risk that continuing to pursue other potential alternatives could have resulted in the loss of an opportunity to consummate a transaction with Ciena;

•	the fact that the merger is designed to qualify as a “reorganization” under Section 368(a) of the Code;

•	the fact that a significant portion of the consideration to be received by Cyan stockholders will consist of Ciena common stock, providing Cyan stockholders the opportunity to participate as stockholders in the potential appreciation in the stock of the combined company, in light of the perceived strategic benefits of the proposed merger of creating a larger, more competitive company, more capable of competing against larger networking companies in more markets, and the significant cost synergies that would be obtained by the combined company; and

•	the fact that Ciena common stock issued in the merger will be registered with the SEC and listed on the NYSE, and therefore holders of Cyan common stock who wish to obtain liquidity with respect to their merger consideration will have the opportunity to do so.

In the course of its deliberations, the Cyan board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, the merger and all other transaction contemplated thereby, including but not limited to:

•	the fact that the merger may be delayed or not occur at all, due to a failure of certain conditions, including regulatory approval of the transaction;

•	the possibility that regulatory approvals required in connection with the merger, including the risk that regulatory clearances may not be obtained;

•	the risks and costs to Cyan if the merger is delayed or does not occur at all, including the potential negative impact on Cyan’s ability to retain key employees, the diversion of Cyan management and employee attention and the potential disruptive effects on Cyan’s day-to-day operations and Cyan’s relationships with third parties;

•	the restrictions on the conduct of Cyan’s business prior to the consummation of the merger, which may delay or prevent Cyan from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Cyan pending consummation of the merger;

•	the risk that as a result of the announcement of the merger, Cyan’s existing relationships with customers could be significantly disrupted and Cyan might have increased difficulty attracting new customers after such announcement;

•	the potential risks associated with achieving anticipated synergies and successfully integrating Cyan’s business, operations and workforce with those of Ciena;

•	the fact that a significant portion of the consideration to be received by Cyan’s stockholders will consist of Ciena common stock, and therefore if the risks described in the preceding bullet point materialize, the long-term value of the stock portion of the merger consideration may be materially less than the value of such consideration expected as of the date that the merger agreement was signed;

•	the risk of incurring substantial expenses related to the merger, including in connection with any litigation resulting from the announcement or pendency of the merger;

•	the possibility that, if the merger is not consummated, under certain circumstances, Cyan may be required to pay up to $2.0 million in Ciena’s expenses or a termination fee of $15.0 million, as more fully described in the section entitled “The Merger Agreement—Expenses” beginning on page 136 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 135 of this proxy statement/prospectus, which could discourage other third parties from making an alternative takeover proposal with respect to Cyan, but which the Cyan board believes would not be a meaningful deterrent;

•	the risk that the price of Ciena common stock determined at the time of the closing of the merger could be lower than the price of such stock as of the time of signing the merger agreement, and accordingly, the value of the consideration received by the Cyan stockholders in the merger could be materially less than the value of such stock consideration as of the date that the merger agreement was signed; and

•	the other potential risks described in the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

In addition, the Cyan board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Cyan stockholders generally, including the treatment in the merger of Cyan stock options and other equity awards and the warrants and convertible notes held by such directors and executive officers described in the section entitled “Interests of Cyan’s Directors and Executive Officers in the Merger” beginning on page 141 of this proxy statement/prospectus and Ciena’s agreement to indemnify Cyan directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the Cyan board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Cyan board considered. The Cyan board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Cyan board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Cyan board considered in connection with its evaluation of the merger, the Cyan board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Cyan board. Rather, in considering the various factors, individual members of the Cyan board considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement, declare its advisability and recommend that the Cyan stockholders vote to adopt the merger agreement. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinions of Cyan’s Financial Advisors

Opinion of Jefferies LLC

Cyan has retained Jefferies as a financial advisor in connection with the mergers. In connection with this engagement, Cyan requested that Jefferies evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of Cyan common stock pursuant to the merger agreement. At a meeting of the Cyan board held on May 3, 2015, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated May 3, 2015, to the Cyan board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the merger consideration to be received by holders of Cyan common stock pursuant to the merger agreement was fair, from a financial point of view, to holders of Cyan common stock.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. This opinion is attached as Annex C and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Cyan board (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the mergers or any other matter. The opinion did not address the relative merits of the mergers or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Cyan, nor did it address the underlying business decision by Cyan to engage in the mergers. Jefferies’ opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the mergers or any other transactions. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version of the merger agreement provided to Jefferies on May 3, 2015;

•	reviewed certain publicly available financial and other information about Cyan and Ciena;

•	reviewed certain information furnished to Jefferies by the respective managements of Cyan and Ciena relating to the businesses, operations and prospects of Cyan and Ciena, including financial forecasts and estimates relating to Cyan prepared or provided by Cyan management and publicly available financial forecasts and estimates relating to Ciena confirmed with Ciena management;

•	held discussions with members of the senior managements of Cyan and Ciena concerning the matters described in the second and third bullets immediately above;

•	held discussions, at the direction of the Cyan Board, with selected third parties to solicit indications of interest in the possible acquisition of all or a part of Cyan;

•	reviewed the stock trading price history and implied trading multiples for Cyan and Ciena and compared them with those of certain publicly traded companies or businesses that Jefferies deemed relevant in evaluating Cyan and Ciena;

•	compared the financial terms of the merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the mergers; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Cyan and Ciena or that was publicly available to Jefferies (including, without limitation, the information described above) or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the managements of Cyan and Ciena that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise and including, without limitation, liabilities relating to pending litigation in connection with Cyan’s initial public offering or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Cyan, Ciena or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates, including estimates as to potential net operating loss carryforwards and other potential tax attributes of Cyan on a standalone basis, provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, that the financial forecasts and estimates relating to Cyan which Jefferies was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Cyan management as to the future financial performance of Cyan and the other matters covered thereby. With respect to the publicly available financial forecasts and estimates relating to Ciena which Ciena management had confirmed as appropriate for use in Jefferies’ analyses with respect to Ciena, Jefferies was informed, and assumed, that such financial forecasts and estimates were a reasonable basis upon which to evaluate Ciena. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based and Jefferies assumed that the financial results reflected in the financial forecasts and estimates utilized in its analyses would be realized in the amounts and at the times projected. Jefferies relied upon the assessments of Cyan management as to, among other things, (i) the potential impact on Cyan and Ciena of market, cyclical and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the communications networking solutions industry, (ii) the products, technology and intellectual property of Cyan and Ciena (including the validity and associated risks thereof), (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key employees, customers, suppliers and other commercial relationships of Cyan and Ciena, and (iv) the ability to integrate the businesses and operations of Cyan with those of Ciena. At Cyan’s direction, Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on Cyan, Ciena or the mergers (or the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed, at Cyan’s direction, that any adjustments to the merger consideration would not be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal, accounting or tax matters affecting Cyan, Ciena or the mergers and Jefferies assumed the correctness in all respects meaningful to its analysis and opinion of all legal, accounting and tax advice given to Cyan or the Cyan board, including, without limitation and at the direction of the Cyan board, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement and related documents. In addition, in preparing its opinion, Jefferies did not take into account any tax or other consequences of the mergers to any holder of Cyan common stock. Jefferies assumed that the merger and the second step merger, considered together as a single integrated transaction, would constitute a reorganization for U.S. federal income tax purposes pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended, as contemplated by the merger agreement. Jefferies also assumed, at the direction of the Cyan board, that the final merger agreement, when signed by the parties thereto, would not differ from the execution version of the merger agreement reviewed by Jefferies in any respect meaningful to its analyses or opinion. Jefferies further assumed that the mergers would be consummated in accordance with their respective terms and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cyan, Ciena or the mergers (including the contemplated benefits thereof).

Jefferies’ opinion was provided for the use and benefit of the Cyan board (in its capacity as such) in its evaluation of the merger consideration from a financial point of view. Jefferies’ opinion did not address the relative merits of the mergers or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Cyan, nor did it address the underlying business decision by Cyan to engage in the mergers or the terms of the merger agreement or the documents referred to therein, the form or structure of the merger consideration or the mergers, any adjustments to the merger consideration, or any term, aspect or implication of any voting agreement, warrant exercise, note conversion or other agreements or arrangements contemplated by or resulting from the mergers. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Cyan or any other party to the mergers. Jefferies expressed no view or opinion as to the actual value of Ciena common stock when issued in the merger or the prices at which Ciena common stock or Cyan common stock would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the mergers relative to the merger consideration or otherwise. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the Cyan board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Cyan, Ciena or the mergers. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Cyan or Ciena in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Cyan and Ciena. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Cyan, Ciena or their respective securities.

The merger consideration to be received by holders of Cyan common stock pursuant to the merger agreement was determined through negotiation between Cyan and Ciena, and the decision by Cyan to enter into the merger agreement was solely that of the Cyan board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Cyan board in its evaluation of the mergers and should not be viewed as determinative of the views of the Cyan board or management with respect to the mergers or the merger consideration.

The following is a brief summary of the material financial analyses provided to the Cyan board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. For purposes of the financial analyses described below, (i) the term “implied merger consideration” refers to consideration in the amount of $4.77 per outstanding share of Cyan common stock (11% of which will be paid in the form of cash and 89% of which will be issued in the form of Ciena common stock) and (ii) references to earnings before interest, taxes, depreciation and amortization, or EBITDA, means EBITDA as adjusted for one-time non-recurring items and, except as otherwise described below, after stock-based compensation expense. Financial data utilized for Cyan in the financial analyses described below was based on financial forecasts and estimates of Cyan management, referred to as the Cyan management forecasts, and financial data utilized for Ciena in such analyses was based on a publicly available Wall Street research analyst’s report relating to Ciena as confirmed by Ciena management, referred to as the Ciena forecasts.

Cyan Financial Analyses

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Cyan and the following six selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies in the optical communications systems industry, referred to as the Cyan selected companies:

•	ADTRAN, Inc.
•	ADVA Optical Networking SE
•	Calix, Inc.
•	Ciena Corporation
•	Infinera Corporation
•	Transmode AB

Jefferies reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices on May 1, 2015 (except for Transmode AB, the closing price for which was April 8, 2015, the last trading day prior to announcement of its proposed transaction with Infinera Corporation) plus total debt, preferred stock and minority interests (as applicable) less cash and cash equivalents, as a multiple of calendar year 2015 and calendar year 2016 estimated revenue. Financial data of the Cyan selected companies were based on publicly available Wall Street research analysts’ estimates and other publicly available information. Financial data of Cyan was based on both the Cyan management forecasts and publicly available Wall Street research analysts’ estimates.

The overall low to high calendar year 2015 and calendar year 2016 estimated revenue multiples observed for the Cyan selected companies were 0.5x to 2.9x (with a median of 1.1x and a 25th to 75th percentile range of 0.8x to 2.0x) and 0.5x to 2.6x (with a median of 1.0x and a 25th to 75th percentile range of 0.7x to 1.8x), respectively. Jefferies noted that the calendar year 2015 and calendar year 2016 estimated revenue multiples observed for Cyan were 1.1x and 1.3x, respectively (based on the Cyan management forecasts), and 1.6x and 1.4x, respectively (based on publicly available Wall Street research analysts’ estimates). Jefferies then applied selected ranges of calendar year 2015 and calendar year 2016 estimated revenue multiples of 0.8x to 2.0x and 0.7 to 1.8x, respectively, derived from the Cyan selected companies to corresponding data of Cyan based on the Cyan management forecasts. This analysis indicated the following approximate implied equity value per share reference ranges for Cyan, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Ranges Based on:		Implied Merger Consideration

CY2015E Revenue	CY2016E Revenue

$2.78 – $5.49	$2.41 – $4.63	$4.77

Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following 11 selected transactions which Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations in the network communications industry, collectively referred to as the Cyan selected transactions:

Announcement Date	Acquiror	Target
April 9, 2015	• Infinera Corporation	• Transmode AB
October 23, 2013	• Pace plc	• Aurora Networks, Inc.
October 21, 2013	• Marlin Equity Partners, LLC	• Tellabs, Inc.
February 19, 2013	• Aurora Networks, Inc.	• Harmonic (Cable Access business)
December 3, 2012	• Marlin Equity Partners, LLC	• Nokia Siemens Networks US LLC (Optical Networks business)
October 23, 2012	• Marlin Equity Partners, LLC	• Sycamore Networks, Inc. (Intelligent Bandwidth Management business)
September 16, 2010	• Calix, Inc.	• Occam Networks, Inc.
October 7, 2009	• Ciena Corporation	• Nortel Networks Corporation (Optical Networking and Carrier Ethernet business)
July 2, 2007	• Swarth Group/Ashmore Group Plc	• ECI Telecom Ltd.
June 6, 2006	• ADVA Optical Networking SE	• Movaz Networks Inc.
October 25, 2005	• Telefonaktiebolaget LM Ericsson	• Marconi Corporation plc (Telecom Equipment and Internet Services businesses)

Jefferies reviewed transaction values of the Cyan selected transactions, calculated as the purchase prices paid for the target companies involved in such transactions plus total debt, preferred stock and minority interests (as applicable) less cash and cash equivalents, as a multiple of such target companies’ latest 12 months estimated revenue, as available. Financial data of the Cyan selected transactions were based on press releases, public filings and other publicly available information. Financial data of Cyan was based on the Cyan management forecasts. The overall low to high latest 12 months estimated revenue multiples observed for the Cyan selected transactions for which information was publicly available was 0.4x to 2.9x (with a median of 1.1x and a 25th to 75th percentile range of 0.6x to 1.5x). Jefferies then applied a selected range of latest 12 months estimated revenue of 1.0x to 2.0x derived from the Cyan selected transactions to Cyan’s latest 12 months (as of June 30, 2015) estimated revenue based on the Cyan management forecasts. This analysis indicated the following approximate implied equity value per share reference range for Cyan, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration

$2.74 – $4.44	$4.77

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Cyan by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Cyan was forecasted to generate during the last six months of the fiscal year ending December 31, 2015 through the full fiscal year ending December 31, 2019 based on the Cyan management forecasts. For purposes of this analysis, (i) the estimated net present value (as of July 1, 2015) of Cyan’s potential net operating loss carryforwards and other potential tax attributes expected by Cyan management to be utilized by Cyan were taken into account, (ii) stock-based compensation was treated as a cash expense and (iii) Cyan’s outstanding convertible debt and related warrants were included at market value based on their respective in-the-money share prices. Terminal values of

Cyan were calculated by applying to Cyan’s fiscal year ending December 31, 2019 estimated EBITDA a selected range of EBITDA terminal value multiples of 12.0x to 14.0x. The present values (as of July 1, 2015) of the cash flows and terminal values were then calculated using a selected discount rate range of 12.5% to 14.5%. This analysis indicated the following approximate implied equity value per share reference range for Cyan, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration

$3.89 – $4.44	$4.77

Ciena Financial Analyses

In order to assist the Cyan board in evaluating certain market perspectives on Ciena on a standalone basis, Jefferies reviewed the following:

Selected Public Companies EBITDA Trading Multiples Comparison. Jefferies reviewed publicly available financial, stock market and operating information of Ciena and the following six selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies in the communications equipment industry, referred to as the Ciena selected companies:

•	ADTRAN, Inc.
•	Alcatel-Lucent
•	Cisco Systems, Inc.
•	Infinera Corporation
•	Juniper Networks, Inc.
•	Telefonaktiebolaget LM Ericsson

Jefferies reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices on May 1, 2015 (except for Alcatel-Lucent, the closing price for which was April 13, 2015, the last trading day prior to announcement of its proposed transaction with Nokia Oyj) plus total debt, preferred stock and minority interests (as applicable) less cash and cash equivalents, as a multiple of calendar year 2015 and calendar year 2016 estimated EBITDA. Financial data of the selected companies and Ciena were based on publicly available Wall Street research analysts’ estimates and other publicly available information.

The approximate overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the Ciena selected companies excluding stock-based compensation were 7x to 19x (with a median of 8x and a 25th to 75th percentile of 7x to 11x) and 7x to 17x (with a median of 7x and a 25th to 75th percentile of 7x to 7x), respectively, and including stock-based compensation were 7x to 24x (with a median of 9x and a 25th to 75th percentile of 8x to 12x) and 7x to 20x (with a median of 8x and a 25th to 75th percentile of 7x to 8x), respectively. The approximate observed calendar year 2015 and calendar year 2016 estimated EBITDA multiples for Ciena based on Wall Street research analysts’ estimates excluding stock-based compensation were 11x and 10x, respectively, and including stock-based compensation were 13x and 11x, respectively.

Historical Trading Performance of Ciena Common Stock. Jefferies observed, among other things, the closing price of Ciena common stock on May 1, 2015 and five days, 10 days, 30 days, 60 days, 90 days and one-year prior to May 1, 2015, and the volume-weighted average prices for Ciena common stock over such periods, which indicated (i) approximate overall low to high closing prices for Ciena common stock on such days of $19.20 to $21.87 per share, (ii) approximate overall volume-weighted average prices for Ciena common stock over such periods of $19.14 to $21.85 per share and (iii) overall low to high 52-week closing prices for Ciena common stock as of May 1, 2015 of $14.16 to $22.68 per share, as compared to the closing price of Ciena common stock on May 1, 2015 of $21.29 per share.

Selected Wall Street Analysts’ Stock Price Targets on Ciena. Jefferies reviewed, among other things, stock price targets for Ciena common stock as reflected in publicly available Wall Street research analysts’ reports, which indicated an overall stock price target range for Ciena common stock of $11.00 to $34.00 per share (with a median of $25.00 per share), as compared to the closing price of Ciena common stock on May 1, 2015 of $21.29 per share.

Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but were noted for informational purposes, including:

•	the implied premiums paid in selected transactions involving North American publicly traded target companies announced from January 1, 2008 to May 1, 2015 with transaction values of $200 million to $400 million based on closing stock prices of the target companies involved in such transactions one-day, one-week and one-month prior to public announcement of the relevant transaction, which after applying the 25th percentile to 75th percentile of the premiums derived from such transactions of 16% to 47% (in the case of one-day premiums), 17% to 50% (in the case of one-week premiums) and 19% to 54% (in the case of one-month premiums) to the closing prices of Cyan common stock on April 30, 2015 of $3.73 per share, on April 24, 2015 of $4.13 per share and on April 1, 2015 of $4.01 per share, respectively, indicated approximate implied equity value per share reference ranges for Cyan of $4.33 to $5.49 per share, $4.83 to $6.20 per share and $4.79 to $6.16 per share, respectively, as compared to the implied merger consideration of $4.77 per share;

•	the implied premiums paid in selected transactions involving North American publicly traded technology target companies announced from January 1, 2008 to May 1, 2015 with transaction values of $200 million to $400 million based on closing stock prices of the target companies involved in such transactions one-day prior to the date on which the first bid by any party was submitted to the target company in its strategic alternatives process as disclosed in public filings, which after applying the 25th percentile to 75th percentile of the premiums derived from such transactions of 27% to 71% to the closing price of Cyan common stock on January 26, 2015 (the last trading day prior to Cyan’s receipt of an initial third-party written indication of interest) of $2.89 per share indicated an approximate implied equity value per share reference range for Cyan of $3.66 to $4.93 per share, as compared to the implied merger consideration of $4.77 per share;

•	the historical stock price performance of Cyan common stock on May 1, 2015 and five days, ten days, 30 days, 60 days, 90 days and one-year prior to May 1, 2015, and the volume-weighted average prices for Cyan common stock over such periods, which indicated approximate overall low to high closing prices for Cyan common stock on such days of $2.53 to $4.32 per share, volume-weighted average prices for Cyan common stock over such periods of $3.50 to $4.08 per share and 52-week low and high closing prices for Cyan common stock as of May 1, 2015 of $2.07 and $4.35, respectively;

•	a next 12 months stock price target for Cyan common stock as reflected in a publicly available Wall Street research analyst’s report, which indicated a stock price target for Cyan common stock of $4.00 per share, as compared to the closing price of Cyan common stock on May 1, 2015 of $3.65 per share; and

•	the historical exchange ratios implied by the average prices of Cyan common stock to Ciena common stock over various periods during the period from January 1, 2014 to May 1, 2015, which indicated approximate historical exchange ratios of 0.171x based on the closing prices of Cyan common stock and Ciena common stock on May 1, 2015, 0.183x based on the ten-day average prices of Cyan common stock and Ciena common stock, 0.198x based on the 30-day average prices of Cyan common stock and Ciena common stock, 0.178x based on the 90-day average prices of Cyan common stock and Ciena common stock and 0.181x based on the one-year average prices of Cyan common stock and Ciena common stock, and an approximate overall low to high 52-day historical exchange ratio range of 0.124x to 0.225x based on the closing prices of Cyan common stock and Ciena common stock as of May 1, 2015, as compared to the merger exchange ratio of 0.224x.

Miscellaneous

Cyan has agreed to pay Jefferies for its financial advisory services in connection with the mergers an aggregate fee currently estimated to be approximately $8.6 million, of which a portion was payable upon delivery of Jefferies’ opinion and approximately $7.8 million is payable contingent upon consummation of the merger. In addition, Cyan has agreed to reimburse Jefferies for its reasonable expenses, including reasonable fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Cyan, Ciena and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates in the past have provided financial advisory and financing services unrelated to the mergers to Cyan, including, during the two-year period prior to the date of its opinion, having acted as an underwriter for the initial public offering of Cyan common stock in 2013 and as sole bookrunning manager in 2014 for an offering of the convertible notes in the aggregate principal amount of $50 million and the related warrants to purchase shares of Cyan common stock for which services during such two-year period Jefferies and its affiliates received an aggregate fee of approximately $3.0 million. As the Cyan board was aware, as of the date of Jefferies’ opinion, Jefferies held approximately $5.5 million (representing approximately 11%) of the aggregate principal amount of the convertible notes and approximately 1,237,500 of the related warrants and that certain rights in respect of such convertible notes and warrants (including conversion rights and make-whole payments with respect to such convertible notes and exercisability in the case of such warrants) would be triggered in the event the merger is consummated. As the Cyan board also was aware, as of the date of Jefferies’ opinion, such convertible notes and related warrants would have an implied convertible value upon consummation of the merger of approximately $12.2 million assuming Jefferies does not exercise its conversion rights and approximately $13.8 million assuming Jefferies exercises its conversion rights, in each case, inclusive of Jefferies’ initial $5.5 million investment. Although Jefferies and its affiliates did not provide financial advisory or financing services during the two-year period prior to the date of its opinion to Ciena for which Jefferies or its affiliates received compensation, Jefferies and its affiliates may in the future seek to provide such services to Ciena and its affiliates, for which services Jefferies and its affiliates would expect to receive compensation. Jefferies and its affiliates also may in the future seek to provide financial advisory and financing services to Cyan and its affiliates, for which services Jefferies and its affiliates would expect to receive compensation.

Jefferies was selected to act as Cyan’s financial advisor in connection with the mergers because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with Cyan and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Houlihan Lokey Capital, Inc.

On May 3, 2015, Houlihan Lokey rendered an oral opinion to the Cyan board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated May 3, 2015), to the effect that, as of May 3, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the per share merger consideration to be received by the holders of Cyan common stock in the merger was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was directed to the Cyan board and only addressed the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Cyan common stock in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Cyan board or any stockholder as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	a draft of the merger agreement, together with accompanying disclosure letters from each party; and

•	a draft of the voting agreement;

•	reviewed certain publicly available business and financial information relating to Cyan and Ciena that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of Cyan and Ciena;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Cyan made available to Houlihan Lokey by Cyan, including financial projections (and adjustments thereto) prepared by the management of Cyan relating to (i) Cyan for the years ending 2015 through 2019, together with (ii) projections that include net operating loss carryforward (“NOL”) amounts and usage estimates for the years ending 2015 through 2025;

•	spoke with certain members of the managements of Cyan and Ciena and certain of Cyan’s representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Cyan and Ciena, the transaction and related matters;

•	compared the financial and operating performance of Cyan with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for Cyan common stock and Ciena common stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Cyan advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Cyan, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. The Cyan board was aware that (i) the management of Ciena did not provide Houlihan Lokey or Cyan with, and Houlihan Lokey did not otherwise have access to, financial forecasts relating to Ciena prepared by the management of Ciena, and (ii) the management of Cyan did not otherwise attempt to create any such financial forecasts relating to Ciena. Accordingly, with respect to the publicly available research analyst estimates for Ciena referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of Cyan, and Houlihan Lokey assumed, with the consent of the Cyan board and the consent of such management, that analyst estimates were a reasonable basis upon which to evaluate the future financial results and condition of Ciena, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Cyan or Ciena since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and the voting agreement and all other related documents and instruments were true and correct, (b) each party to the merger agreement and the voting agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger would be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with the consent of Cyan, that the merger would qualify as a tax-free reorganization under the Internal Revenue Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Cyan or Ciena, or otherwise have an effect on the merger, Cyan or Ciena that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of Cyan, that any adjustments to the per share merger consideration pursuant to the merger agreement would not be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement and the voting agreement would not differ in any respect from the draft of the merger agreement and voting agreement that Houlihan Lokey reviewed.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Cyan, Ciena or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Cyan or Ciena is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Cyan or Ciena is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Cyan or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the Cyan board or any other party with respect to alternatives to the merger. The opinion of Houlihan Lokey was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of Ciena common stock actually will be when issued, pursuant to the merger or the price or range of prices at which Ciena common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the Ciena common stock to be issued in the merger to holders of Cyan common stock will be listed on the NYSE.

The opinion of Houlihan Lokey was furnished for the use of the Cyan board (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Cyan board, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Cyan board, Cyan, Ciena, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the per share merger consideration to the extent expressly specified in its opinion), including, but not limited to, any consideration to be received by holders of any (A) warrants to purchase Cyan common stock, or (B) convertible notes issued by Cyan, which we refer to collectively as Other Consideration, (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Cyan, Ciena or to any other party (including, but not limited to, any recipients of Other Consideration), except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might be available for Cyan, Ciena or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of Cyan’s, Ciena’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Cyan’s, Ciena’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Cyan, Ciena, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Cyan, Ciena or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the per share merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Cyan board, on the assessments by Cyan, Ciena and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Cyan, Ciena and the merger or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to the Cyan board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Cyan or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of Cyan and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Cyan. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Cyan board in connection with the Cyan board’s evaluation of the proposed merger and was only one of many factors considered by the Cyan board in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the per share merger consideration or of the views of the Cyan board or management with respect to the merger or the per share merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Cyan and Ciena, and the decision to enter into the merger agreement was solely that of the Cyan board.

The following is a summary of the material financial analyses reviewed by Houlihan Lokey with the Cyan board in connection with Houlihan Lokey’s opinion rendered on May 3, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, as described herein, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•	Enterprise Value calculated as the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests, less the amount of cash and cash equivalents on its balance sheet).

•	Earnings before interest, taxes, depreciation and amortization and stock compensation expense, as adjusted for certain non-recurring items, or Adjusted EBITDAO.

Unless the context indicates otherwise, enterprise values and equity values derived from the analyses described below were calculated using the closing price of the common stock of the selected communications and network solutions companies listed below as of May 1, 2015. Transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction on an enterprise value basis based on the announced transaction equity price and other public information available. Accordingly, this information may not reflect current or future market conditions. In addition, unless the context indicates otherwise, the estimates of the future financial performance of Cyan described below were based on the projections for Cyan prepared by Cyan management. For the purposes of certain analyses described below, the term “per share merger consideration”, unless otherwise noted, refers to the per share value of the merger consideration of $4.77 based on (i) a fixed exchange ratio set by the ratio of (a) the $4.75 nominal offer price to (b) the 20-day VWAP for Ciena common stock as of May 1, 2015 of $21.18 multiplied by (c) the closing Ciena stock price of $21.29 as of May 1, 2015.

Cyan Financial Analyses

Selected Companies Analysis. Houlihan Lokey calculated multiples of revenue using certain financial data for Cyan and the following selected communications and network solutions companies based on the closing prices of common stock of the following companies as of May 1, 2015. The calculated multiples included enterprise value to (i) revenue for the last twelve months for which financial information has been made public (“LTM”), (ii) estimated calendar year (“CY”) 2015 revenue and (iii) estimated CY 2016 revenue. Selected company estimates of (i) LTM revenue were based on certain publicly available data and (ii) revenue for CY 2015E and CY 2016E were based on forward looking publicly available consensus estimates of certain research analysts and were calendarized for Cyan’s fiscal year end of December 31. LTM information for Cyan was as of December 31, 2014 and revenue estimates for CY 2015 and CY 2016 were based on forward looking publicly available consensus estimates of certain research analysts. The list of selected companies is set forth below:

•	Ciena Corporation

•	Cisco Systems, Inc.

•	Finisar Corp.

•	Infinera Corporation

•	Juniper Networks, Inc.

•	ADTRAN Inc.

•	ADVA Optical Networking SE

•	Calix Inc.

•	Ericsson

•	ZTE Corp.

This analysis indicated the following low, high, median and mean multiples for the selected companies:

Enterprise Value to Revenue
	LTM Revenue	CY 2015E Revenue*	CY 2016E Revenue
Low	0.54x	0.48x	0.47x
High	3.48x	3.05x	2.62x
Median	1.41x	1.30x	1.20x
Mean	1.63x	1.54x	1.43x
Cyan (Consensus)	1.80x	1.29x	1.11x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 1.15x to 1.65x to Cyan’s LTM Revenue, 0.95x to 1.25x to Cyan’s CY 2015E Revenue and 0.95x to 1.25x to Cyan’s CY 2016E Revenue. Cyan CY 2015E and CY 2016E Revenue amounts were based on projections provided by Cyan’s management. Per share value reference ranges for Cyan were calculated based on (i) net debt amounts for Cyan as of December 31, 2014, (ii) shares outstanding for Cyan based on common shares and restricted stock units outstanding as of May 1, 2015, together with exercisable in-the-money stock options using the treasury stock method and (iii) estimated present value of $31.8 million of $204.7 million federal and state NOLs as of May 3, 2015. The selected companies analysis indicated the following implied per share value reference ranges for Cyan common stock, as compared to the proposed per share merger consideration:

Implied Per Share Value Reference Ranges
LTM Revenue	CY 2015E Revenue*	CY 2016E Revenue	Per Share Merger Consideration
$ 2.83-$3.67	$ 4.07-$5.06	$ 3.68-$4.55	$ 4.77

*	Calculated and shown for illustrative purposes only because of certain non-recurring revenues.

Selected Transactions Analysis. Houlihan Lokey selected the following publicly-announced transactions involving primarily communications and network solutions targets and calculated, among other things, transaction value/LTM revenue multiples based on the estimated purchase prices for which information had been made public as of the announcement date of the relevant transaction. This list of selected transactions is set forth below:

Announcement Date	Target	Acquiror
April 22, 2015	Pace plc	ARRIS Group Inc.
April 15, 2015	Alcatel-Lucent	Nokia Corporation
April 8, 2015	Transmode AB (publ)	Infinera Corporation
March 2, 2015	Aruba Networks, Inc.	Hewlett-Packard Company
February 25, 2015	Emulex Corporation	Avago Technologies Wireless (U.S.A.) Manufacturing Inc.
November 19, 2014	Oplink Communications, Inc.	Koch Industries, Inc.
June 17, 2014	Tail-f Systems AB	Cisco Systems, Inc.
December 13, 2013	Performance Technologies Inc	Sonus Networks, Inc
November 11, 2013	Aastra Technologies Ltd.	Mitel Networks Corporation
October 23, 2013	Aurora Networks, Inc	Pace plc
October 21, 2013	Tellabs Inc.	Marlin Equity Partners, LLC
February 4, 2013	Acme Packet, Inc.	Oracle Corporation
January 30, 2013	IXXAT Automation GmbH	HMS Networks AB (publ)
November 19, 2012	Nera Telecommunications Ltd	Asia Systems Ltd (Northstar Group)
October 29, 2012	OPNET Technologies, Inc	Riverbed Technology, Inc.

This analysis indicated the following low, high, median and mean multiples for the selected transactions:

Transaction Value/ LTM Revenue
Low	0.37x
High	5.99x
Median	1.48x
Mean	2.03x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 1.50x to 2.00x to Cyan’s LTM Revenue. The selected transactions analysis indicated the following implied per share value reference range for Cyan common stock, as compared to the proposed per share merger consideration:

Implied Per Share Value Reference Range LTM Revenue	Per Share Merger Consideration
$ 3.42-$4.25	$ 4.77

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Cyan by calculating the estimated net present value of the unlevered, after-tax free cash flows that Cyan was forecasted to generate through the year ending December 31, 2019 based on the financial projections provided by Cyan’s management. Houlihan Lokey calculated terminal values for Cyan by applying a range of terminal value multiples of 0.95x to 1.25x to Cyan’s CY 2019E revenue. The present values of Cyan’s projected future cash flows and terminal values were then calculated using discount rates ranging from 12.5% to 14.5%. The discounted cash flow analysis indicated the following implied per share value reference range for Cyan, as compared to the proposed per share merger consideration:

Implied Per Share Value Reference Range	Per Share Merger Consideration
$ 3.33-$4.31	$ 4.77

Other Factors

Houlihan Lokey also noted for the Cyan board certain additional factors that were provided for information purposes, including the following analyses:

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for Cyan common stock. This review indicated that for the one year period ended May 1, 2015, Cyan common stock traded on an intraday basis in a range between $2.02 and $4.51 per share, as compared to the current stock price of $3.65 per share as of May 1, 2015 and the implied per share merger consideration value of $4.77 per share.

Ciena Financial Review

Historical Trading Review. Houlihan Lokey reviewed certain historical stock price information for Ciena common stock. This review indicated that for the one-year period ended May 1, 2015, Ciena common stock had traded in a range between $13.77 and $22.94 per share. In addition, the range of volume weighted average prices (“VWAP”) for Ciena common stock for the indicated trading days immediately prior to May 1, 2015 were as follows:

Historical Trading Average	1 Trading Day VWAP	3 Trading Day VWAP	5 Trading Day VWAP	10 Day Trading VWAP	15 Day Trading VWAP	20 Day Trading VWAP	30 Day Trading VWAP	60 Day Trading VWAP	90 Day Trading VWAP	1 Year Trading VWAP
	$21.30	$21.71	$21.85	$21.85	$21.58	$21.18	$20.71	$20.65	$20.25	$19.15

Selected Companies Review. Houlihan Lokey calculated multiples of revenue and Adjusted EBITDAO using certain financial data for Ciena and the following selected communication and network solutions companies based on the closing prices of common stock of Ciena and the following companies as of May 1, 2015. The calculated multiples consisted of: enterprise value to (i) LTM revenue, (ii) CY 2015E revenue, (iii) CY 2016E revenue, (iv) LTM Adjusted EBITDAO, (v) CY 2015E Adjusted EBITDAO and (vi) CY 2016E Adjusted EBITDAO. Selected company estimates of CY 2015 and CY 2016 were based on forward looking publicly available consensus estimates of certain research analysts and were calendarized to the years ending December 31, 2015 and December 31, 2016. For Ciena, (i) LTM revenue and LTM Adjusted EBITDAO were as of January 31, 2015 and (ii) estimates for the next fiscal year for which financial information is not publicly available (“NFY”) and for the fiscal year following NFY (“NFY+1”) of each of revenue and Adjusted EBITDAO were based on forward looking publicly available consensus estimates of certain research analysts for the fiscal years ending October 31, 2015 and October 31, 2016. The list of selected companies is set forth below:

•	Cisco Systems, Inc.

•	Cyan, Inc.

•	Finisar Corp.

•	Infinera Corporation

•	Juniper Networks, Inc.

•	ADTRAN Inc.

•	ADVA Optical Networking SE

•	Calix Inc.

•	Ericsson

•	ZTE Corp.

This analysis indicated the following low, high, median and mean multiples for the selected companies, as compared to the respective multiples for Ciena. Enterprise Values for Ciena were calculated based on

(i) common shares and restricted stock units outstanding as of January 31, 2015, (ii) the dilutive impact of other in-the-money convertible securities, (iii) exercisable in-the-money stock options using the treasury stock method and (iv) net debt amounts for Ciena as of January 31, 2015, adjusted for certain publicly disclosed subsequent events.

	Enterprise Value to Revenue			Enterprise Value to Adjusted EBITDAO
	LTM	CY 2015E/NFY	CY 2016E/NFY+1	LTM	CY 2015E/NFY	CY 2016E/NFY+1
Low	0.54x	0.48x	0.47x	4.4x	3.7x	3.6x
High	3.48x	3.05x	2.62x	26.4x	19.4x	15.3x
Median	1.53x	1.30x	1.20x	10.1x	9.5x	7.5x
Mean	1.67x	1.54x	1.42x	12.8x	10.9x	9.0x
Ciena	1.37x	1.30x	1.19x	15.2x	11.3x	9.2x

Other Matters

Houlihan Lokey was engaged by Cyan to provide an opinion to the Cyan board regarding the fairness from a financial point of view of the per share merger consideration to be received by the holders of Cyan common stock in the merger. Cyan engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to its engagement letter with Cyan, Houlihan Lokey is entitled to a fee of $750,000 for its services, $450,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee was contingent upon the successful completion of the merger. Cyan has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Cyan, Ciena, or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey and/or certain of its affiliates have in the past provided financial advisory services to Ciena, for which Houlihan Lokey and/or such affiliates have received compensation. In the last two years, an aggregate amount of $90,000 of such compensation has been paid by Ciena to Houlihan Lokey. Houlihan Lokey and/or certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Cyan, Ciena, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of Cyan and/or Ciena, other participants in the merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the affiliates of Cyan and/or Ciena, other participants in the merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Cyan, Ciena, other participants in the merger or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Cyan Management Projections

Cyan does not, as a matter of course, publicly disclose projections as to its longer term future financial performance. However, in connection with Cyan’s annual strategic and financial review process, Cyan management prepared a set of non-GAAP financial projections for fiscal years 2015-2017, and in connection with the negotiation of the merger, the projections were expanded to include the years 2018 and 2019. These projections were provided to Ciena, the Cyan board and Cyan’s financial advisors. In addition management also prepared a set of non-GAAP financial projections specifically reflecting Cyan’s net operating losses and total pretax income for the fiscal years 2015-2026 (the “Tax Projections”), which were provided to the Cyan board and Cyan’s financial advisors. These projections are collectively referred to herein as the “Management Projections”.

The Management Projections were not prepared with a view to public disclosure and are included in this proxy statement/prospectus only because the Management Projections (other than the Tax Projections) were made available to Ciena in connection with its due diligence review of Cyan, and the Management Projections were made available to Cyan’s financial advisors for their use and reliance in connection with their respective financial analyses as described in this proxy statement/prospectus. The Management Projections were not prepared with a view to compliance with (1) GAAP, (2) the published guidelines of the SEC regarding projections and forward-looking statements; or (3) the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Ernst & Young LLP, our independent registered public accountant, has not examined, reviewed, compiled or otherwise applied procedures to the Management Projections and, accordingly, assumes no responsibility for, and expresses no opinion on, them. The Management Projections included in this proxy statement/prospectus have been prepared by, and are the sole responsibility of, Cyan management.

Although a summary of the Management Projections is presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Cyan management that its believed were reasonable, taking into account the relevant information available to Cyan management at the time prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. Important factors that may affect actual results and cause the Management Projections not to be achieved include general economic or industry conditions, Cyan’s ability to achieve forecasted sales, changes in the buying pattern of Cyan’s largest customer, Cyan’s ability to penetrate key new accounts and jurisdictions, Cyan’s ability to develop and maintain relationships with key customers and suppliers, the accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures and changes in tax laws. In addition, the Management Projections do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained in the Management Projections. The Management Projections cover multiple years, and such information by its nature becomes less predictive with each successive year. Previous versions of the Management Projections (other than the Tax Projections) provided to Ciena and Cyan’s board and Jefferies were updated in order to reflect the improving revenue outlook between the third quarter of 2014 and the second quarter of 2015 resulting almost exclusively from two significant unforecasted orders Cyan received from its largest customer in the first and second quarters of 2015. Given that the specific orders driving business were to be fulfilled in 2015 and management did not have any visibility to any other specific drivers for revenues to continue at the higher levels in 2016 and beyond, the figures relating to 2016-2019 did not change in any material respect in the previous versions provided.

The inclusion of the Management Projections in this proxy statement/prospectus should not be regarded as an indication that the Cyan, Ciena, their respective directors, employees, advisors, affiliates or representatives or any other recipient of this information considered, or now considers, the Management Projections to be necessarily predictive of actual future results. The summary of the Management Projections is not included in this proxy statement/prospectus to induce any stockholder to vote in favor of the proposal to adopt the Merger Agreement or any of the other proposals to be voted on at the postponed annual meeting. Cyan does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error or no longer appropriate. In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this proxy statement/prospectus.

The Management Projections and the accompanying tables contain certain non-GAAP financial measures, including gross profit, total operating expenses, pre-tax operating income, adjusted EBITDA, net income and total pretax income, which Cyan believes are helpful in understanding its past financial performance and future results. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Cyan’s consolidated financial statements prepared in accordance with GAAP. Cyan’s management regularly uses non-GAAP financial measures internally to understand and manage its business and forecast future periods.

The Management Projections are forward-looking statements. For information on factors that may cause Cyan’s future results to materially vary, see the information described in the sections entitled “Risk Factors” in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Cyan’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus.

Cyan – Financial Projections (non-GAAP, in millions, except per share data)

($ millions) Summary Income Statement Data [1]	2015	2016	2017	2018	2019
Total revenue	$200	$175	$205	$237	$267
Gross profit	$87	$82	$103	$125	$146
Total operating expenses	$86	$81	$86	$97	$107
Pre-tax operating income	$1	$1	$17	$28	$40
Adjusted EBITDA	$6	$6	$21	$33	$45
Net income	$2	$1	$16	$28	$40

[1]	The amounts in the preceding table exclude costs associated with stock-based compensation and with the Company’s outstanding convertible debt and warrants.

($ Millions)	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Total pre-tax income (loss)[1]	(14)	(13)	2	13	24	27	29	31	34	37	40	43

[1]	The amounts used in determining total pre-tax income (loss) exclude costs associated with the Company’s outstanding convertible debt and warrants.

Cyan excludes stock-based compensation expenses and the charges associated with Cyan’s outstanding convertible debt from its non-GAAP measures because these expenses vary for reasons that are generally unrelated to operational decisions and performance in any particular period. Cyan is unable to provide a reconciliation of GAAP to non-GAAP projections given the difficulty in predicting the GAAP effect of such amounts, but provided such non-GAAP financial information to Ciena, Cyan’s Board and Cyan’s financial advisors because Cyan’s management believes it is a useful way in which to evaluate Cyan.

As noted above, the Management Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

Ciena’s Reasons for the Merger

The Ciena board, at a meeting held on May 3, 2015, unanimously:

•	approved the merger agreement, the merger and all of the other transactions contemplated by the merger agreement; and

•	determined that it is in the best interests of Ciena and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement.

In evaluating the merger, the Ciena board consulted with and received the advice of Ciena’s outside legal and financial advisors, held discussions with Ciena senior management, and considered a number of factors that it believed supported its decision to enter into the merger agreement and approve merger. The factors considered by the Ciena board included, but were not limited to, the following:

•	a review of Cyan’s strategy, business operations, financial condition, product solutions portfolio, employees, results of operations, competitive position and prospects;

•	the Ciena board’s understanding of Ciena’s strategy, business operations, financial condition, product solutions portfolio, results of operations, competitive position and prospects, both on a standalone basis and on a combined basis with Cyan;

•	the Ciena board’s view that the merger presented a strong strategic fit that would accelerate Ciena’s ability to offer a complete on-demand solution for virtualized networks and services in an open ecosystem;

•	the Ciena board’s view that acquiring Cyan’s Blue Planet software platform would complement and strengthen Ciena’s software solutions portfolio, including by:

•	providing best-in-class network orchestration and control software capabilities to accelerate Ciena’s software development strategy and present a longer-term market and revenue opportunity;

•	enabling Ciena to accelerate the implementation and availability of its next-generation network management software; and

•	leveraging Cyan’s existing ecosystem of virtualized network function (VNF) paratners;

•	the Ciena board’s view that acquiring Cyan’s established packet-optical infrastructure business would present a near-term opportunity for meaningful additional revenue with a complementary base of key network operator customers;

•	the Ciena board’s consideration that the merger would provide opportunities to deliver additional revenue growth for Ciena, both in the near-term and over the longer-term;

•	the Ciena board’s consideration that the combined software portfolio following the merger would produce research and development cost efficiencies and positive revenue synergies, while the combined hardware portfolio would present an opportunity to deliver additional revenue and operating leverage through the elimination of overlapping costs;

•	the Ciena board’s understanding that the merger presented a strong cultural fit, with Ciena and Cyan sharing a common heritage as entrepreneurial companies with established reputations for being flexible, innovative, agile and, above all, customer-focused;

•	the Ciena board’s consideration, with the assistance of Ciena’s management team, that Cyan has a strong engineering team that will add significantly to Ciena’s existing engineering resources and enhance its ability to continue to innovate and rapidly bring new, industry-leading products to market;

•	the Ciena board’s view as to the potential impact of the merger on Ciena’s business and its customer relationships, employees and other business partners, and the prospects that a combination of Cyan with Ciena would have the potential to strengthen these relationships;

•	the Ciena board’s view of the significant benefits of the merger to the network operator customers of both Ciena and Cyan, including:

•	the acceleration of development and market availability of leading solutions that will enable the modernization and monetization of their network infrastructures;

•	the ability to introduce more quickly revenue-generating services to their end users;

•	an open, multi-vendor network ecosystem that will enable them to have greater control over how they create and launch new services to better monetize their network assets and differentiate offerings, and greater choice in selecting best-in-class specialist partners to ensure maximum performance across every part of their networks;

•	lower capital and operational costs;

•	leveraging Ciena’s operational scale and support, global channel and customer relationships – particularly with Tier 1 and web-scale providers – to provide Cyan’s leading technology with a more scalable route to market;

•	the per share merger consideration to be paid by Ciena, the fact that the stock consideration is fixed, and the resulting percentage ownership interest that current Cyan stockholders would have in Ciena following the merger;

•	the financial analyses reviewed by the Ciena board with Morgan Stanley;

•	Ciena’s expectations for revenue growth, synergies and timing by which the merger would be accretive to Ciena;

•	the terms and conditions of the merger agreement and the voting agreements, including the conditions to the completion of the merger;

•	the fact that the merger is designed to qualify as a “reorganization” under Section 368(a) of the Code;

•	the circumstances under which the merger agreement could be terminated and the impact of such a termination, including the potential payment by Cyan to Ciena of a termination fee of $15.0 million or up to $2.0 million in expenses;

•	the regulatory approvals required to consummate the merger, and the view of Ciena’s board and management team that the merger would be approved by the requisite authorities without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement; and

•	the expectation that the merger could be consummated within a reasonable time frame.

In the course of its deliberations, the Ciena board also considered a variety of risks and number of other countervailing factors related to entering into the merger agreement, the merger and other transactions contemplated thereby, including but not limited to:

•	the risk that, because the merger consideration under the merger agreement would not be adjusted for changes in the market price of Ciena common stock or Cyan common stock, the value of the per share merger consideration to be paid to holders of shares of Cyan common stock upon the consummation of the merger could be significantly more than the value of the per share merger consideration immediately prior to the announcement of the proposed merger;

•	the possibility that the merger might not receive all necessary regulatory approvals, or that any governmental authority could attempt to condition their approval of the merger on the companies’ compliance with certain conditions, including the divestiture of assets;

•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of Cyan with those of Ciena;

•	the possibility of encountering difficulties in achieving additional revenue growth and cost savings;

•	the risk associated with the longer-term nature of the market and revenue opportunity presented by the addition of Cyan’s network orchestration and control software capabilities;

•	the risk that Cyan’s financial performance or technologies may not meet Ciena’s expectations; and

•	the risk that failure to retain key Cyan personnel may make integration challenging or harm future development.

The foregoing discussion of the information and factors that the Ciena board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Ciena board considered. The Ciena board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Ciena board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Ciena board considered in connection with its evaluation of the merger, the Ciena board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Ciena board. Rather, in considering the various factors, individual members of the Ciena board considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement and declare its advisability. In considering the factors discussed above, individual directors may have given different weights to different factors.

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 45 of this proxy statement/prospectus.

Financing of the Merger

Ciena’s obligation to complete the merger is not contingent upon the receipt by Ciena of any financing. Based on the closing price per share of Ciena common stock as of June 24, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, Ciena estimates that it will need (i) approximately $32.9 million to pay the cash consideration to Cyan stockholders in the transaction (including holders of outstanding warrants deemed to be automatically exercised and converted into Cyan common stock immediately prior to the effective time of the merger); and (ii) approximately $29.7 million of non-recurring costs associated with financial, legal and accounting advisors, facilities and systems consolidation costs, and severance and other potential employment-related costs, including payments that may be made to certain Cyan executives. In addition, Ciena will assume $50 million in aggregate principal amount of Cyan’s convertible notes to the extent these notes are not converted into Ciena common stock or put to Ciena for repurchase by the holders thereof in connection with the merger. Ciena anticipates that the funds needed to pay the foregoing amounts will be derived from cash on hand.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will occur as soon as reasonably practicable, but in any event no later than the second business day after, all conditions to the closing of the merger are satisfied or waived (other than those conditions that by their nature must be satisfied or waived at the closing of the merger, but subject to the fulfillment or waiver of such conditions), provided that if that date occurs prior to August 3, 2015, the closing will not be required to occur before August 3, 2015. Subject to the satisfaction or waiver of the conditions to the closing of the merger described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 132 of this proxy statement/prospectus, including the adoption of the merger agreement by Cyan stockholders at the postponed annual meeting, it is anticipated that the merger will close in the third quarter of calendar year 2015. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

The effective time will occur as soon as practicable after the closing of the merger when the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the parties may mutually agree and specify in the certificate of merger.

Regulatory Approvals

The completion of the merger is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable 30 calendar day waiting period (or any extensions thereof) has expired or been terminated.

On May 15, 2015, Cyan and Ciena filed with the FTC and the DOJ notification and report forms under the HSR Act with respect to the proposed merger. The waiting period under the HSR Act for the proposed merger terminated on June 15, 2015.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC or the DOJ, or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Cyan and Ciena. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the FTC, DOJ or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result.

Under the merger agreement, Ciena and Cyan have agreed to cooperate with each other and use, and cause their respective affiliates to use, their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger in the most expeditious manner practicable. In furtherance of the foregoing, and subject to certain limitations, Ciena and Cyan have agreed to use their reasonable best efforts to:

•	make all necessary registrations, declarations, filings and notices with governmental entities applicable to the transactions contemplated by the merger agreement; and

•	obtain all waivers, consents, authorizations, orders and approvals from governmental entities that are required in order to consummate the merger or any of the other transactions contemplated by the merger agreement.

Ciena is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Cyan and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Cyan and its subsidiaries after the effective time) in order to obtain such regulatory approvals, nor is Ciena obligated to engage in litigation with any governmental authorities in order to obtain any regulatory approvals. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Efforts to Complete the Merger; Regulatory Approvals” beginning on page 129 of this proxy statement/prospectus.

Federal Securities Law Consequences

Pending the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shares of Ciena common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Ciena common stock issued to any Cyan stockholder who may be deemed an “affiliate” of Ciena after the completion of the merger. This proxy statement/prospectus does not cover resales of Ciena common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of Ciena common stock. However, Ciena has agreed under the merger agreement to file following closing a post-effective amendment to the registration statement of which this proxy statement/prospectus is a part in order to maintain the registration of the shares of Ciena common stock issuable on conversion of convertible notes or under Cyan options and restricted stock units and to maintain the effectiveness of that registration.

Accounting Treatment

Ciena prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. Ciena will be treated as the acquiror for accounting purposes.

NYSE Listing

The shares of Ciena common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of Cyan Common Stock

If the merger is completed, Cyan common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Cyan will no longer be required to file periodic reports with the SEC with respect to Cyan common stock.

Cyan and Ciena have agreed take all actions reasonably necessary prior to the effective time to cause the Cyan common stock to be delisted from the NYSE and deregistered under the Exchange Act as soon as reasonably practicable following the effective time.

Litigation Related to the Merger

On May 15, 2015, two putative class action lawsuits in connection with the merger were filed in the Court of Chancery of the State of Delaware, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. The cases are captioned Luvishis v. Cyan, Inc., et al., C.A. No. 11027-CB, and Poll v. Cyan, Inc., et al., C.A. No. 11028-CB. On May 20, 2015, a third putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Canzano v. Floyd, et al., Case No. 11052-CB, naming Ciena, Merger Sub and members of the Cyan board as defendants. On May 27, 2015, a fourth putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Kassis v. Cyan, Inc., et al., Case No. 11069-CB, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. On June 3, 2015, a fifth putative class action lawsuit was filed in the Court of Chancery of the State of Delaware under the caption Fenske v. Cyan, Inc., et al., Case No. 11090-CB, naming Cyan, Ciena, Merger Sub and members of the Cyan board as defendants. On June 23, 2015, the Court entered an order consolidating each of the foregoing lawsuits and providing that the consolidated case shall be captioned In re Cyan, Inc. Stockholder Litigation, Consolidated Case No. 11027-CB. The Court further appointed co-lead plaintiffs and co-lead counsel and directed the plaintiffs to file a consolidated amended complaint. Each of the complaints generally alleges, among other things, that members of the Cyan board breached their fiduciary duties by failing to take steps to maximize the value of Cyan to its public stockholders, taking steps to avoid competitive bidding or deter superior proposals, failing to properly value Cyan and obtain the best exchange ratio, and ignoring or not protecting against conflicts of interest. The complaints also allege that Cyan, Ciena and Merger Sub have aided and abetted the Cyan board members’ breaches of their fiduciary duties. The actions seek (i) preliminary and permanent injunctive relief enjoining Cyan and Ciena from consummating the merger; (ii) in the event the merger is consummated prior to the entry of the Court’s final judgment, rescission of the merger or awarding rescissory damages; and (iii) recovery through an accounting by the defendants of all damages caused by them as a result of the alleged breaches of fiduciary duties. The actions also seek to recover costs, including attorneys’ fees and experts’ fees. The consolidated lawsuit is in a preliminary stage. Additional lawsuits may be filed against Cyan, Ciena, Merger Sub and their respective directors and officers alleging similar or additional claims. The outcome of the putative class action lawsuit described above or any other lawsuit that may be brought challenging the merger is uncertain. An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of Cyan. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger.

Both Cyan and Ciena management believe the claims made in the consolidated lawsuit are without merit.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger, including approval of the proposal to adopt the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Cyan or Ciena. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Cyan and Ciena make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Cyan and Ciena contained in this proxy statement/prospectus or in the public reports of Cyan and Ciena filed with the SEC may supplement, update or modify the factual disclosures about Cyan and Ciena contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Cyan, Ciena and Merger Sub were qualified and subject to important limitations agreed to by Cyan, Ciena and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Cyan and Ciena each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

Effects of the Merger; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, at the effective time, Merger Sub, a Delaware corporation and newly formed subsidiary of Ciena, will merge with and into Cyan. Following the effective time, the separate corporate existence of Merger Sub will cease, and Cyan will continue as the surviving corporation in the merger. Immediately thereafter, Cyan will be merged with and into Ciena, and the separate existence of Cyan will cease.

Unless the parties agree otherwise, the closing of the merger will take place as soon as possible, but in any event no later than the second business day, after the satisfaction or waiver of all of the closing conditions set forth in the merger agreement, other than those conditions that, by their terms, are to be satisfied at the closing of the merger (but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions) provided that if that date occurs prior to August 3, 2015, closing shall not be required to occur before August 3, 2015. The merger will be effective when the parties file a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as the parties agree and specify in the certificate of merger.

At the effective time, each share of Cyan common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive merger consideration having a value at closing of the aggregate exchange ratio (0.224 shares of Ciena common stock), consisting of: (i) 0.19936 (89% of the aggregate exchange ratio) shares of Ciena common stock (plus cash in lieu of any fractional shares resulting therefrom equal to the product of (A) the fractional share interest to which a stockholder would otherwise be entitled and (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, rounded to the nearest cent), and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 (11% of the aggregate exchange ratio) multiplied by (B) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing, with the portion of the aggregate exchange ratio paid in cash subject to possible adjustment, if necessary, to preserve the desired characterization of the transaction as a reorganization for U.S. federal income tax purposes.

The directors of Merger Sub immediately prior to the effective time will be the directors of the surviving corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The officers of Merger Sub immediately prior to the effective time will be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The certificate of incorporation and bylaws of the surviving corporation will be amended at the effective time to be the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time (except as to the name of the surviving corporation, which will be Cyan, Inc.) until thereafter changed or amended as provided therein or by applicable law. Following the second step merger, the separate corporate existence of Cyan will cease, and Ciena’s certificate of incorporation and bylaws will be the certificate of incorporation and bylaws of the surviving corporation of that merger.

Adjustments to Prevent Dilution

The per share merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a subsidiary of Cyan or of securities convertible into Cyan common stock and any dividend or distribution of securities of a subsidiary of Ciena or of securities convertible into Ciena common stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Cyan common stock or Ciena common stock with a record date prior to the effective time.

Potential Adjustment to Merger Consideration

If either of the parties’ legal counsel cannot render an opinion that the merger and second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, qualifies as a reorganization under Section 368(a) of the Code (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Ciena shall reduce the cash consideration (and increase the stock consideration accordingly) to the minimum extent necessary to enable the relevant tax opinions to be rendered.

Treatment of Cyan Stock Options and Other Stock-Based Awards

Cyan Stock Options

Each Cyan stock option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be automatically converted into and become an option to purchase Ciena common stock, and

Ciena will assume such Cyan stock option in accordance with the terms (as in effect immediately prior to the effective time) of the applicable Cyan stock plan and the terms of the stock option agreement, employment agreement or other agreement by which such Cyan stock option is evidenced. The number of shares of Ciena common stock subject to each assumed stock option will be equal to the product of (x) the number of shares of Cyan common stock underlying such assumed stock option as of immediately prior to the effective time multiplied by (y) 0.224, which is referred to as the aggregate exchange ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share). The per share exercise price of each assumed stock option will be determined by dividing the per share exercise price of Ciena common stock subject to such Cyan stock option as in effect immediately prior to the effective time by the aggregate exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any other restrictions on the exercise of any Cyan stock option assumed by Ciena will continue in full force and effect and the term, exercisability, vesting schedule, terms of acceleration and all other provisions of such Cyan stock option will remain subject to the same terms and conditions set forth in the applicable Cyan stock plan and the applicable stock option agreement, employment agreement or other agreement evidencing such Cyan stock option immediately prior to the effective time.

Cyan Restricted Stock Units

At the effective time, each Cyan restricted stock unit that remains unvested as of the effective time will be converted automatically into a restricted stock unit with respect of the number of shares of Ciena common stock equal to the product of (x) the number of shares of Cyan common stock underlying such assumed Cyan restricted stock unit as of immediately prior to the effective time multiplied by (y) the aggregate exchange ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share), and will remain subject to the same terms and conditions set forth in the applicable Cyan stock plan and the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit immediately prior to the effective time, including the vesting conditions and terms of acceleration. Each Cyan restricted stock unit that is vested but not yet settled as of the effective time and, pursuant to the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit, would otherwise be settled in shares of Cyan common stock upon or by reference to a change in control (as defined in such restricted stock unit agreement, employment agreement or other agreement), will be paid or deemed paid in shares of Cyan common stock immediately prior to the effective time, and the holder thereof will thereupon be entitled to receive the consideration set forth in the merger agreement with respect to each such share of Cyan common stock otherwise issuable pursuant to such vested (but not yet settled) Cyan restricted stock units on the terms and conditions set forth therein.

Exchange and Payment Procedures

Prior to the closing date, Ciena will select an exchange agent reasonably acceptable to Cyan to handle the exchange of shares of Cyan common stock for the per share merger consideration, as described above.

At or prior to the effective time, Ciena will deposit with the exchange agent a number of whole shares of Ciena common stock sufficient to pay the aggregate stock consideration and an amount in cash sufficient to pay the aggregate cash consideration to which Cyan stockholders will become entitled and all requisite payments of cash in lieu of fractional shares (as described in the section below entitled “The Merger Agreement—Fractional Shares” beginning on page 118 of this proxy statement/prospectus). From time to time at or after the effective time, as necessary, Ciena will deposit with the exchange agent an amount in cash sufficient to pay any dividends or other distributions with a record and payment date after the effective time payable on whole shares of Ciena common stock to be issued in exchange for Cyan shares theretofore not surrendered, as described below in the section entitled “The Merger Agreement—Distributions and Dividends after the Effective Time” beginning on page 118 of this proxy statement/prospectus.

As promptly as reasonably practicable after the effective time, but in any event within five business days thereafter, Ciena will cause the exchange agent to (i) mail materials advising each holder of shares of Cyan common stock that were converted into the right to receive the per share merger consideration of the effectiveness of the merger and the conversion of their shares of Cyan common stock into the right to receive the merger consideration and (ii) issue the per share merger consideration to each such holder, together with any dividends or other distributions such holder is entitled to receive pursuant to the merger agreement, without interest.

Distributions and Dividends after the Effective Time

Dividends or other distributions to Ciena common stockholders with a record date after the effective time will be payable to all Ciena shares issuable in the merger. Former Cyan stockholders will receive, without interest, the amount of any dividends or other distributions with a record date after the effective time that were payable before delivery of the merger consideration at the time of delivery of the merger consideration. For dividends or other distributions with a record date after the effective time and a payment date after delivery of the merger consideration, former Cyan stockholders will receive such dividends or other distributions at the appropriate payment date.

No Transfers Following the Effective Time

At the close of business on the day on which the effective time occurs, the stock transfer books of Cyan will be closed and there will be no further registration of transfers of shares on the records of the surviving corporation of the shares of Cyan common stock that were outstanding immediately prior to the effective time, other than registrations of transfers to reflect, with customary settlement procedures, trades effected prior to the effective time.

Fractional Shares

Ciena will not issue fractional shares of Ciena common stock pursuant to the merger agreement. Instead of receiving any fractional shares, each holder of Cyan common stock will be paid an amount in cash (rounded to the nearest cent), equal to the product of (x) the fractional share interest to which such holder would otherwise be entitled and (y) the volume weighted average price per share of Ciena common stock on the NYSE on the last trading day prior to closing.

Withholding Taxes

Ciena, the surviving corporation or the exchange agent will be entitled to deduct and withhold applicable taxes from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Cyan common stock or holder of Cyan restricted stock units, and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the merger agreement as having been paid to such holders.

Appraisal Rights

The merger agreement provides that Cyan stockholders of record have appraisal rights under the DGCL in connection with the merger. Cyan stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Cyan common stock held by a Cyan stockholder as of the record date who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the per share merger consideration, unless such holder fails to perfect or withdraws or otherwise loses the right to appraisal under the DGCL. If, after the effective time, such holder of Cyan common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

Under the merger agreement, Cyan must give Ciena (i) prompt notice of any demands for appraisal, withdrawals of such demands and any other instruments received by Cyan relating to stockholders’ rights of appraisal under Section 262 of the DGCL and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. Cyan may not, except with the prior written consent of Ciena, voluntarily make any payment with respect to any demands for appraisal, settle or offer to settle any such demands or commit to any payment or settlement.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD SEE THE SECTION ENTITLED “APPRAISAL RIGHTS OF CYAN STOCKHOLDERS” BEGINNING ON PAGE 203 OF THIS PROXY STATEMENT/PROSPECTUS FOR ADDITIONAL INFORMATION AND CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX E.

Representations and Warranties

The merger agreement contains representations and warranties made by Cyan to Ciena and Merger Sub and by Ciena and Merger Sub to Cyan. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry.

The merger agreement provides that a “material adverse effect” means, with respect to a party, any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances and states of fact, (i) is or would reasonably likely be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) that prevents or materially impairs or materially delays the ability of such party to consummate the merger or any other transactions contemplated by the merger agreement. However, no change, effect, event, occurrence, circumstance or state of facts relating to the following will be taken into account in determining whether there has been a material adverse effect:

•	the economy or political conditions in general;

•	the industries in which Cyan and its subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards;

•	the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates;

•	any change in a such party’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a material adverse effect has occurred unless otherwise excluded from the definition of material adverse effect);

•	changes following the date of the merger agreement in law, legislative or political conditions or policy or practices of any governmental entity;

•	changes following the date of the merger agreement in applicable accounting regulations or principles or official interpretations thereof;

•	changes in foreign currency rates;

•	an act of terrorism or sabotage or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis;

•	the announcement of the merger agreement or the transactions contemplated thereby or the closing of the merger (but not including any material loss of customers, suppliers, employees or other commercial relationships or action taken or requirements imposed by any governmental entity in connection with the transactions);

•	actions (or omissions) taken (or not taken) with the consent of the other party or as required to comply with the merger agreement (other than any requirement to operate in the ordinary course of business); or

•	any legal proceedings made or brought by any of the current or former stockholders of Cyan (on their own behalf or on behalf of Cyan) against Cyan arising out of the merger or in connection with any other transactions contemplated by the merger;

except, with respect to the first, second, third, fifth, sixth, seventh and eighth bullet points above, solely to the extent that any such change, effect, circumstance, event, occurrence or state of facts has had or would reasonably be expected to have a disproportionate effect on such party and its subsidiaries relative to all other companies of comparable size in the same industry as such party considered as a group (and not individually).

In the merger agreement, Cyan has made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	ownership of subsidiaries;

•	capitalization, including the number of shares of Cyan common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform Cyan’s obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against Cyan;

•	the declaration of advisability of the merger agreement by the Cyan board, and the approval of the merger agreement and the merger by the Cyan board;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of Cyan entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the required vote of Cyan stockholders to adopt the merger agreement;

•	the proper filing of documents with the SEC since April 4, 2013 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of Cyan financial statements filed with the SEC since April 4, 2013 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	the lack of outstanding loans to any executive officer or director of Cyan;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since December 31, 2014, and the absence of a material adverse effect or certain other changes since December 31, 2014;

•	absence of certain undisclosed litigation and governmental orders;

•	compliance with certain material contracts;

•	compliance with applicable laws and permits;

•	labor and employment matters;

•	employee benefits matters, including matters related to employee benefit plans;

•	tax matters;

•	intellectual property;

•	environmental matters;

•	insurance coverage;

•	inapplicability of state takeover statutes to the merger agreement and the merger;

•	fees payable to brokers and financial advisors in connection with the merger;

•	the receipt of an opinion from each of Cyan’s financial advisors regarding the fairness, from a financial point of view, of the consideration to be paid to holders of Cyan common stock in the merger;

•	matters related to Cyan’s customers and suppliers;

•	matters relating to Cyan’s owned and leased property;

•	privacy and data security matters; and

•	compliance with federal securities laws regarding conflict minerals.

In the merger agreement, Ciena and Merger Sub have made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	capitalization, including the number of shares of Ciena common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform their respective obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against Ciena and Merger Sub;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of Ciena and Merger Sub entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2013 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of Ciena’s financial statements filed with the SEC since January 1, 2013 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since December 31, 2014, and the absence of a material adverse effect since December 31, 2014 or certain other changes since December 31, 2014;

•	ownership, operations and assets of Merger Sub;

•	absence of ownership of Cyan common stock;

•	absence of certain litigation and governmental orders;

•	compliance with applicable laws and permits and certain policies related to data privacy;

•	absence of the requirement to obtain Ciena stockholder approval for the issuance of Ciena common stock in connection with the merger;

•	fees of brokers and financial advisors payable in connection with the merger;

•	absence of undisclosed related party transactions;

•	the financial capability of Ciena to pay the cash consideration and other fees and expenses in connection with the merger; and

•	matters in connection with the tax treatment of the merger and second step merger.

Conduct of Business Prior to Effective Time

Each of Cyan and Ciena has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Ciena (which consent may not be unreasonably withheld or delayed), Cyan has agreed to and has agreed to cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice and (i) to use its reasonable best efforts to preserve its business organizations intact, (ii) to keep available the services of its current officers and employees and (iii) to preserve its relationships with government entities and significant customers, suppliers, licensors, licensees, distributors, lessors and other significant business associates. In addition, prior to the closing of the merger, subject to certain agreed upon exceptions, except as required by applicable law or except as consented to in writing by Ciena (which consent may not be unreasonably withheld or delayed), Cyan has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, other than dividends or distributions of a wholly owned subsidiary to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock;

•	purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the acquisition by Cyan of shares of Cyan common stock in connection with the surrender of shares of Cyan common stock by holders of stock options in order to pay the exercise price of such Cyan stock options, (ii) the withholding of shares of Cyan common stock to satisfy tax obligations with respect to awards granted pursuant to Cyan stock plans; (iii) the acquisition by Cyan of Cyan stock options and Cyan restricted stock units in connection with the forfeiture of such awards; and (iv) as required pursuant to the terms of the convertible notes or warrants.

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests) to acquire any such equity interests, other than (i) upon the exercise of Cyan stock options that were outstanding as of May 3, 2015, (ii) upon the vesting or settlement of Cyan restricted stock units granted under Cyan stock plans prior to May 3, 2015, (iii) as required to comply with the Cyan benefit plans in effect on May 3, 2015, and (iv) as required pursuant to the terms of the convertible notes or warrants;

•	amend (i) the Cyan charter or the Cyan bylaws or (ii) the comparable organizational documents of any subsidiary;

•	other than (i) acquisitions of inventory or assets in the ordinary course of business consistent with past practice, (ii) transactions solely between or among Cyan and its subsidiaries or (iii) making or committing to any capital expenditures in compliance with the merger agreement, acquire any business, assets or other property, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise;

•	sell, license, lease, transfer, assign, divest, cancel, abandon, allow to lapse or otherwise dispose of any of its properties, rights or assets (including capital stock of any subsidiary and intellectual property), other than (i) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (ii) the non-exclusive licensing or sublicensing of intellectual property in the ordinary course of business consistent with past practice, and (iii) the settlement of claims permitted under the merger agreement;

•	pledge, encumber or otherwise subject to a lien (except as otherwise permitted by the merger agreement) any of its properties, rights or assets (including capital stock of any subsidiary);

•	(i) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, other than pursuant to the terms of the convertible notes, issue or sell any debt securities or warrants or other rights to acquire any of the debt securities of Cyan or any of its subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of Cyan and its subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person; or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to any of Cyan’s wholly owned subsidiaries or to Cyan from any of its wholly owned subsidiaries in the ordinary course of business or (y) advances of routine business and travel expenses to employees or advances to suppliers in the form of prepayment of expenses, in the ordinary course of business and in accordance with the terms of applicable policy as of the date of the merger agreement;

•	make or authorize any capital expenditures other than in the aggregate amount, and in the specific amounts by category of expenditure, set forth in Cyan’s 2015 capital expenditures plan provided to Ciena in writing prior to the date of the merger agreement;

•	(i) settle or compromise any claim with a governmental entity or any other claim, investigation, proceeding or litigation, in each case threatened, made or pending against Cyan or any of its subsidiaries, other than (x) settlements of claims, investigations, proceedings or litigation for an amount (excluding any amounts not covered by Cyan’s insurance policies) not in excess of the amount reflected or reserved therefore in the most recent financial statements (or the notes thereto) of Cyan included in Cyan’s filed SEC documents, and (y) the settlement of claims, investigations, proceedings or litigation (other than certain litigation specified in the merger agreement) which does not include the payment of money in excess of $1,000,000 in the aggregate and does not impose any other material obligations on Cyan, and (ii) participate in any substantive meeting, telephone call or discussion related to the potential settlement of, or material developments in, the specified litigation without keeping Ciena reasonably informed thereof;

•

except as required pursuant to the terms of any benefit plan in effect on the date of the merger agreement or applicable law, (i) grant to any director, officer or employee any increase in compensation or employee benefits, (ii) grant to any present or former director, officer or employee any severance or termination pay, or increase in severance or termination pay, (iii) enter into any employment, consulting, severance, termination or similar agreement with any present or former director, officer or employee, (iv) pay any bonus to any present or former director, officer or employee

(subject to certain exclusions), (v) grant to any present director, officer or employee any new awards under any benefit plan or arrangement that would have been a benefit plan had it been in effect as of the date of the merger agreement, (vi) grant to any new employee any awards under any new benefit plan or arrangement (excluding options to new employees to be granted under Cyan’s 2013 Equity Incentive Plan subject to certain limits), (vii) establish, adopt, enter into or amend any collective bargaining agreement, other contract with a labor organization or benefit plan, other than routine annual amendments to benefit plans that do not increase costs of maintaining such benefit plans, (viii) amend or modify any outstanding award under any benefit plan, (ix) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any benefit plan or remove any existing restrictions in any benefit plan or award made thereunder, (x) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any benefit plan or (xi) forgive any loans, or issue any loans (other than routine travel or immaterial business expense advances issued in the ordinary course of business), to any present or former employee, officer, director or consultant;

•	(i) make any broadly distributed communication to employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by the merger agreement, or engage in any other communications to employees regarding such matters that are inconsistent with any communications previously approved by Ciena or filed with the SEC, (ii) hire any new employees other than (x) those persons to whom offers were extended prior to the date of the merger agreement and disclosed to Ciena, or (y) persons hired to replace in substantially the same role or capacity certain former employees, and (z) not more than 15 other new employees through September 30, 2015, subject to certain salary limits, or (iii) terminate any employees or independent contractors, other than for cause;

•	make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations, other than as required by GAAP or any similar organization, or by law;

•	make any change (or file any such change) in any method of tax accounting; make, change or rescind any tax election; settle or compromise any material tax liability or consent to any claim or assessment relating to a material amount of taxes; file any amended tax return reflecting a material amount of taxes; enter into any closing agreement relating to a material amount of taxes; waive or extend the statute of limitations in respect of material taxes, in each case outside of the ordinary course of business; or surrender any right to claim a tax refund in respect of a material amount of tax;

•	cancel, amend, modify or terminate, or waive, assign or release any material rights, claims or benefits under, any material contract, or enter into any contract that would have been considered material under the merger agreement it were entered into prior to the date the merger agreement was signed or enter into real property lease unless it is on terms substantially consistent with, or on terms more favorable to Cyan (and to Ciena following the closing) than a contract or real property lease (as applicable) that it is replacing or a form of such material contract or a real property lease (as applicable) made available to Ciena before the date of the merger agreement;

•	enter into any new line of business or establish, or enter into any commercial arrangement that necessitates the establishment of, a branch office, permanent establishment or other presence in a geographic area outside of the United States where Cyan was not present as of the date of the merger agreement;

•	merge with or consolidate with any other person or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or business;

•	authorize any of, or commit or agree to take any of the actions prohibited by any of the conduct of business covenants described in the bullet points above; or

•	take any action that would reasonably be expected to cause the merger and second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, to fail to qualify as a “reorganization” under Section 368(a) of the Code or fail to take any reasonable action necessary to cause the merger to so qualify.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Cyan (which consent may not be unreasonably withheld or delayed), Ciena has agreed to and has agreed to cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice and to use its commercially reasonable efforts to preserve its business organizations intact.

In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Cyan (which consent may not be unreasonably withheld, conditioned or delayed), Ciena has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends or make any other distributions in respect of its capital stock, other than dividends or distributions of a wholly owned subsidiary to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	amend the Ciena charter or Ciena bylaws in any manner that would prohibit, hinder, impede or delay the merger in any material respect, or have a material and adverse impact on the value of Ciena common stock;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

•	authorize any of, or commit agree to take any of the actions prohibited by any of the conduct of business covenants described above.

No Solicitation or Negotiation of Takeover Proposals

The merger agreement provides that neither Cyan nor any of its subsidiaries will, and Cyan will instruct and cause its and its subsidiaries’ respective directors, officers and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any takeover proposal (as defined below);

•	engage in, participate in or otherwise continue any discussions or negotiations with any person regarding any takeover proposal;

•	provide any non-public information to any person with respect to, or otherwise knowingly facilitate, any proposal or offer that constitutes or may reasonably be expected to lead to any takeover proposal; or

•	enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any takeover proposal other than a confidentiality agreement.

Under the merger agreement, a takeover proposal means any inquiry, proposal or offer from any person or group of persons relating to (i) any direct or indirect acquisition or purchase in any manner of 15% or more of the consolidated total assets of Cyan and its subsidiaries, taken as a whole, or 15% or more of outstanding shares of Cyan common stock, (ii) any tender offer or exchange offer, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Cyan common stock or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving Cyan or any of its subsidiaries that would result in stockholders of Cyan immediately prior to that transaction owning, directly or indirectly, (a) less than 85% of any class of equity securities of Cyan or of the surviving entity in a merger or the resulting direct or indirect parent of Cyan or such surviving entity or (b) businesses or assets (including capital stock of the subsidiaries of Cyan) that constitute less than 85% of the consolidated revenues, net income or total assets of Cyan and its subsidiaries.

Existing Discussions or Negotiations

In the merger agreement, Cyan agreed to, and agreed to cause its subsidiaries to, and agreed to instruct and cause its and its subsidiaries’ respective directors, officers and other representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted prior to the date of the merger agreement with respect to any takeover proposal, or proposal or offer that could reasonably be expected to lead to any takeover proposal. Cyan also agreed to promptly inform any such persons referred to in the preceding sentence of its obligations, and to promptly request from each person that has executed a confidentiality agreement in connection with its consideration of a takeover proposal to return or destroy all confidential information concerning Cyan and any of its subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

Exceptions

At any time prior to (but not after) obtaining the requisite approval of the Cyan stockholders to adopt the merger agreement at a Cyan stockholder meeting (which we refer to as the Cyan stockholder approval), if (i) the Cyan board has determined in good faith after consultation with its outside legal counsel and financial advisor that an unsolicited bona fide written takeover proposal received after the date of the merger agreement either constitutes a superior proposal (as defined below) or would reasonably be expected to lead to a superior proposal, (ii) the Cyan board determines after consultation with outside counsel that the failure to take such action would reasonably be expected to result in a violation of the fiduciary duties of the Cyan board under applicable law, (iii) Cyan has not materially breached its obligations not to solicit takeover proposals under the merger agreement with respect to such takeover proposal, (iv) Cyan has provided at least 24 hours prior written notice to Ciena, and (v) Cyan has provided Ciena with a copy of the takeover proposal, then Cyan and its representative may (provided that Cyan first enters into a confidentiality agreement with the person making the takeover proposal containing terms no less favorable to Cyan in the aggregate than those set forth in the confidentiality agreement between Ciena and Cyan entered into in connection with negotiation of the merger agreement):

•	furnish information with respect to Cyan and its subsidiaries to the person making such unsolicited takeover proposal (provided that Cyan concurrently provides (and in any event within 24 hours) to Ciena any non-public information concerning Cyan or its subsidiaries provided to such other person which was not previously provided to Ciena); and

•	engage in discussions or negotiations with the person making such takeover proposal;

Under the merger agreement, a superior proposal means any bona fide takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 75% and 85% to 49.9%) that did not result from a material breach of the non-solicitation provisions in the merger agreement, made in writing after the date of the merger agreement that the Cyan board of directors determines in good faith is more favorable to Cyan stockholders than the merger, taking into account, among other factors that the Cyan board of directors may deem relevant, all financial, legal, regulatory, financing, certainty and timing of consummation, the likelihood of completion of such proposal and other aspects of such proposal and of the merger agreement (including any changes to the financial and other terms of the merger agreement proposed by Ciena to Cyan prior to the expiration of the applicable periods referred to in the merger agreement in response to such proposal or otherwise);

Notice

Cyan will promptly (but in no event later than 24 hours after any Cyan directors or officers become aware of the occurrence of any of the events set forth in clauses (i)-(iii) below and, in any event, within 72 hours) notify Ciena if (i) any takeover proposal or any indications of interest, proposals or offers with respect to a takeover proposal are received by, (ii) any non-public information is requested in connection with any takeover proposal from, or (iii) any discussions or negotiation with respect to a takeover proposal are sought to be initiated or continued with, Cyan, its subsidiaries or any of their respective representatives. In any such notice, Cyan must indicate the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter will keep Ciena informed, on a reasonably current basis, of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

No Change in Recommendations

Subject to certain exceptions described below, the Cyan board and each committee of the Cyan board may not (i) withdraw, modify or qualify or publicly propose to withdraw, modify or qualify the Cyan recommendations, (ii) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal, (iii) publicly take a neutral position or no position with respect to a takeover proposal at any time beyond ten business days after the first public announcement of such takeover proposal by Cyan or by the party that made the takeover proposal, (iv) fail to publicly reaffirm the Cyan recommendations within five business days of a written request by Ciena to make such public reaffirmation or (v) make any public statement in connection with the postponed annual meeting that is inconsistent with the Cyan board recommendations that Cyan stockholders vote in favor of the adoption of the merger agreement and the approval of the NYSE share issuance proposals.

Exceptions

However, at any time before the Cyan stockholder approval is obtained, the Cyan board may make an adverse recommendation change in response to an intervening event or a superior proposal, subject to compliance in all material respects with requirements in the merger agreement with respect to any such intervening event or superior proposal, if the Cyan board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to result in a violation of the Cyan board’s fiduciary duties under applicable law.

However, the Cyan board may not make an adverse recommendation change until after at least three business days following Ciena’s receipt of written notice from Cyan advising that the Cyan board intends to take such action and the basis for doing so. After providing such notice and prior to making such adverse recommendation change:

•	Cyan must, during such three business day period, negotiate in good faith with Ciena and its representatives with respect to any revisions to the terms of the transaction contemplated by the merger agreement proposed by Ciena; and

•	in determining whether to make an adverse recommendation change, the Cyan board will take into account any changes to the terms of the transaction contemplated by the merger agreement proposed by Ciena and any other information provided by Ciena in response to such notice during such three business day period.

Any amendment to the financial terms or other material terms of any takeover proposal will be deemed to be a new takeover proposal except that the three business day notice period for such new acquisition proposal will be two business days for such purposes.

Limits on Release of Standstill and Confidentiality

From the date of the merger agreement until the effective time, Cyan may not terminate, amend, modify or waive any provision of any “standstill” or similar agreement to which Cyan or any of its subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements.

Certain Permitted Disclosure

Nothing in the merger agreement will prevent Cyan from complying with its disclosure obligations under applicable U.S. federal or state law with regard to an acquisition takeover proposal, except that such disclosure will result in an adverse recommendation change if the Cyan board does not publicly reaffirm the Cyan recommendation in such disclosure.

Cyan Stockholder Meeting

Cyan must (i) as promptly as practicable postpone the previously scheduled annual meeting of stockholders it had scheduled to be held on May 21, 2015, and (ii) as promptly as practicable following the effectiveness of this proxy statement/prospectus, and in no event more than 35 days following effectiveness of this proxy statement/prospectus, establish a record date for, duly call, give notice of and convene and hold the postponed annual meeting and submit the merger agreement to its stockholders for adoption and the issuance of shares upon the conversion or exercise of the convertible notes and warrants for approval, including approval of such issuances to certain affiliates of Cyan (the proposals to approve the issuance of shares are referred to as the NYSE share issuance proposals). Subject to the ability of the Cyan board to make an adverse recommendation change pursuant to the terms of the merger agreement, Cyan is required to, through the Cyan board, recommend to its stockholders adoption of the merger agreement and approval of the NYSE share issuance proposals and include such recommendations in this proxy statement/prospectus, and to use reasonable best efforts to obtain from the Cyan stockholders the approval of the proposal to adopt the merger agreement and the NYSE share issuance proposals.

However, if (i) Cyan is required to postpone or adjourn the postponed annual meeting by applicable law, order or a request from the SEC or its staff, (ii) Cyan reasonably believes that it will not receive proxies sufficient to obtain the approval of the proposal to adopt the merger agreement or the NYSE share issuance proposals, whether or not a quorum would be present, (iii) Cyan reasonably believes it will not have sufficient shares of Cyan common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the postponed annual meeting or (iv) the Cyan board determines, after receiving advice of outside counsel, that failure to postpone or adjourn the postponed annual meeting would reasonably be expected to result in a violation of the fiduciary duties of the Cyan board under applicable law, Cyan may postpone or adjourn, or make one or more successive postponements or adjournments of, the postponed annual meeting as long as the date of the meeting is not postponed or adjourned more than an aggregate of 20 calendar days in connection with any postponement or adjournment in reliance on (ii) and (iii) above.

In the event that, during the five business days prior to the scheduled date of the postponed annual meeting, Cyan delivers a notice of intent to make an adverse recommendation change, Cyan may, and Ciena may direct Cyan to, recess or adjourn the postponed annual meeting for up to five business days and Cyan must promptly, and if so elected by Ciena, in no event later than the next business day, recess or adjourn the postponed annual meeting in accordance with Ciena’s direction.

Notwithstanding any adverse recommendation change, Cyan must nonetheless submit the merger agreement to its stockholders for adoption at the postponed annual meeting unless the merger agreement is terminated in accordance with its terms prior to such postponed annual meeting.

Efforts to Complete the Merger; Regulatory Approvals

Ciena and Cyan have each agreed to use their reasonable best efforts to, and to cause their respective affiliates to use their reasonable best efforts to:

•	take all actions necessary to cause the closing conditions in the merger agreement to be satisfied as promptly as practicable;

•	take all actions necessary to comply with all orders, decrees and requests imposed by governmental entities in connection with the merger;

•	obtain all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from governmental entities and make all necessary registrations, declarations and filings (including filings under the HSR Act) applicable to the transactions contemplated by the merger agreement and other registrations, declarations and filings with, or notices to, governmental entities;

•	subject to certain exceptions, obtain all consents, approvals and waivers from third parties reasonably requested by Ciena in connection with the merger;

•	execute and deliver any additional instruments necessary to consummate the merger;

•	respond to any request for additional information received by any of the parties from any governmental entity in connection with the merger as promptly as reasonably practicable; and

•	take all action necessary to ensure that no state takeover statute is or becomes applicable to the merger agreement or the merger, and if any state takeover statute becomes applicable, take all action necessary

•	to minimize the effect of such statute or regulation and ensure that the merger may be consummated as promptly as practicable on the terms contemplated by the merger agreement.

The foregoing obligations are subject to certain exceptions and limitations, including that neither Ciena nor any of its affiliates will be required to (i) agree to or otherwise become subject to any limitations by a governmental entity in connection with the application of antitrust laws on (A) the right of Ciena effectively to control or operate its business (including the business of Cyan and its subsidiaries after the effective time) or assets (including the assets of Cyan and its subsidiaries after the effective time), or (B) the right of Ciena to exercise full rights of ownership of its business (including the business of Cyan and its subsidiaries after the effective time) or assets (including the assets of Cyan and its subsidiaries after the effective time); (ii) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Ciena or any of its affiliates or the business, assets or operations of Cyan and its subsidiaries after the effective time; or (iii) defend through litigation any claims asserted under antitrust laws by any governmental entities relating to the consummation of the transactions contemplated by the merger agreement. With respect to any governmental entity, neither Cyan nor its subsidiaries will, without Ciena’s prior written consent in Ciena’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Ciena’s freedom of action with respect to, or Ciena’s ability to retain any of the businesses, product or service lines or assets of, Cyan and its subsidiaries after the effective time, or otherwise limits Ciena’s ability to receive the full benefits of the merger agreement and the transactions contemplated thereby.

Ciena and Cyan have agreed that neither party will acquire any assets or business, nor will any party permit its subsidiaries to do the same, if doing so would reasonably be expected to impair or result in the failure to obtain antitrust authorizations, to result in commencement of litigation which could prevent or impair the transactions or result in the failure to obtain or delay receipt of governmental approvals necessary for consummation of the merger.

Ciena and Cyan have agreed that neither party will agree to participate in a substantive meeting, telephone call or discussion with any government entity in respect of any filings, litigation, investigation or other inquiry under antitrust laws unless such party consults the other party in advance, and to the extent permitted by such government entity, give the other party the opportunity to attend and participate in such meeting, telephone call and discussion. The parties have also agreed to provide each other with copies of all correspondence, filings or communications between such party and its representatives and any government officials with respect to the merger agreement and the transactions contemplated thereby (provided that such documents may be redacted in certain circumstances).

Ciena and Cyan will cooperate and use their reasonable best efforts in order for Cyan and Ciena, respectively, to obtain the opinion of outside counsel in form and substance reasonably acceptable to Cyan and Ciena, respectively, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for federal income tax purposes, the merger and second step merger, considered together as a single integrated transaction, will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Employee Benefits

From the effective time until the first anniversary of the closing of the merger, Ciena has agreed to provide each employee of Cyan and its subsidiaries with, at Ciena’s election, (i) compensation and benefits that are comparable in the aggregate to those provided to such employees immediately before the closing of the merger or (ii) compensation and benefits that are comparable in the aggregate to those provided to similarly situated employees of Ciena and its affiliates.

The parties have agreed that with respect to all plans in which employees of Cyan and its subsidiaries are eligible to participate after the closing of the merger (including any vacation, paid time-off and severance plans, but excluding any plan frozen to new participants or any defined benefit pension plan or any plan providing for post-retirement medical benefits), for purposes of determining eligibility to participate, level of benefits and vesting, each Cyan employee’s service with Cyan or any of its subsidiaries (and with any applicable predecessor employer) will be treated as service with Ciena or any of its subsidiaries to the extent such service would have been recognized by Cyan or its subsidiaries under analogous benefit plans prior to the effective time; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

As of the effective time, Ciena has agreed to waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under its welfare benefit plans and recognize the amount of all co-payments, deductibles and similar expenses incurred by employees (and their eligible dependents) of Cyan and its subsidiaries during the calendar year in which the effective time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the effective time.

Financing of the Merger

Ciena anticipates that the funds needed to pay the cash portion of the merger consideration and other merger fees and expenses will be derived from cash on hand.

Treatment of Cyan Warrants and Convertible Notes

With respect to Cyan’s $50.0 million principal amount of outstanding convertible notes, the merger is expected to constitute a “fundamental change,” as such term is defined in the indenture. Cyan will issue timely all notices in accordance with the indenture, and take all other actions required under the indenture prior to the closing of the merger. Ciena will have an opportunity to review such notices prior to their issuances.

The indenture provides that for a period of time beginning 25 trading days prior to the anticipated effective date of the merger until the date set for repurchase of any convertible notes tendered for purchase under the special purchase rights of holders triggered if the merger constitutes a “fundamental change” and described below, the note holders will be entitled to convert their convertible notes into the amount of cash and shares of Cyan common stock provided for in the indenture. If converted on or after the closing of the merger, the note holders will be entitled to receive the amount of cash and shares of Ciena common stock that a holder of the number of shares of Cyan common stock into which such notes were convertible immediately prior to the merger would have been entitled to receive in connection with the merger, subject to Ciena’s right to elect to pay cash in lieu of issuing such shares. The merger is also expected to constitute a “make-whole fundamental change” under the indenture. As a result, the applicable conversion rate will be increased pursuant to a make-whole provision in the indenture with respect to any conversion that occurs within the conversion period following the effective date of the merger and prior to the related repurchase date set by Ciena (but not with respect to future conversions), as further described in the indenture. The merger will also give rise to a right of holders of the convertible notes to require Ciena to repurchase their convertible notes at 100% of the principal amount thereof plus accrued and unpaid interest, to the extent the merger constitutes a “fundamental change”. The value of the merger consideration is expected to be higher than the principal amount of the convertible notes.

Ciena will prepare supplemental indentures in respect of the merger and second step merger required under the indenture, and at the closing of the merger, Ciena, Merger Sub, Cyan and the guarantors party to the indenture will execute with the trustee of the indenture the supplemental indentures and deliver any required certificates, legal opinions and other documents required by the indenture to be delivered in connection with the supplemental indentures.

The merger also is expected to constitute a “fundamental transaction” as defined in the warrants. Cyan will issue timely notices to the holders of the warrants as to the record date for determining rights to vote with respect to the merger (notwithstanding that the warrants are not exercisable), and Cyan will otherwise take all actions required by the warrants in connection with the merger. Pursuant to their terms, the warrants will be deemed to have been automatically exercised on a cashless basis immediately prior to the effective time of the merger, at an exercise price of $3.62 per share. The shares of Cyan common stock issuable as a result of such deemed exercise will be deemed issued and outstanding immediately prior to the effective time and the shares of Ciena common stock issued in exchange for such Cyan shares pursuant to the merger will be registered pursuant to the Form S-4 of which this proxy statement/prospectus forms a part. Before the effective time, Cyan may, and intends to, amend any one or more of the warrants to delete the provisions limiting the number of shares issuable under the warrants to any holder to 9.99% of the outstanding shares of Cyan.

Indemnification and Insurance

The indemnification rights of any director, officer, employee or agent of Cyan or any of its subsidiaries or predecessors provided for in any organizational document or other agreement that existed at or prior to the merger will survive the merger. The merger agreement requires Ciena and the surviving corporation to jointly and severally indemnify any person who is or was an officer or director of Cyan or any of its subsidiaries or predecessors for a period of six years after the merger.

Cyan will obtain prepaid directors’ and officers’ liability insurance policies with respect to acts or omissions occurring at or prior to the merger for six years from the merger, on terms with respect to coverage and amounts no less favorable than those of Cyan’s current policies. However, Cyan, without the consent of Ciena, may not expend greater than 300% of the annual premiums currently paid by Cyan. If Cyan does not obtain such a “tail” insurance policy or such policies for any reason become unavailable or unenforceable, the merger agreement requires Ciena to maintain for a period of six years after completion of the merger Cyan’s current directors’ and officers’ liability insurance policies, or policies on terms with respect to coverage and amounts no less favorable than those of the current policies, with respect to acts or omissions occurring at or prior to completion of the merger. However, Ciena will not be obligated to pay for annual coverage in excess of 300% of the annual premiums currently paid by Cyan, but will still be required to provide such coverage as may be obtained without exceeding the cap.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between the parties in the preparation of this proxy statement/prospectus;

•	the provision by Cyan to Ciena of access to the personnel, documentation and information of Cyan that Ciena may reasonably request, subject to certain limitations set forth in the merger agreement;

•	the obligation, subject to certain exceptions described below, of each party to pay the fees and expenses incurred by such party in connection with the merger;

•	cooperation between the parties in connection with public announcements;

•	causing any dispositions of Cyan equity securities resulting from the merger and any acquisitions of Ciena common stock resulting from the merger by each individual who may become subject to reporting requirements under the securities laws to be exempt from Section 16(b) of the Exchange Act;

•	Ciena, in its capacity as sole stockholder of Merger Sub, delivering a written consent adopting the merger agreement;

•	Ciena causing Merger Sub and the surviving corporation, as applicable, to fully comply with all respective obligations under the merger agreement;

•	cooperation between the parties to de-list Cyan’s securities from the NYSE and de-register Cyan’s securities under the Exchange Act; and

•	Cyan providing Ciena with the opportunity to participate in the defense of any securityholder litigation relating to the merger, subject to certain conditions.

Conditions to Completion of the Merger

The obligation of each of Cyan and Ciena to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

•	adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Cyan common stock entitled to vote thereon at the postponed annual meeting;

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the merger under the HSR Act and the consents required to be obtained under any other antitrust laws having been obtained and being in full force and effect;

•	the absence of any law, regulation, order, judgment or injunction that restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the shares of Ciena common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.

In addition, the obligations of Ciena and Merger Sub to effect the merger are subject to the satisfaction, or waiver of the following additional conditions:

•	the representations and warranties of Cyan relating to capital structure and the required vote of the Cyan stockholders to approve the proposal to adopt the merger agreement being true and correct as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except for any failures to be true and correct that would not, individually or in the aggregate, increase the aggregate merger consideration payable to holder of Cyan common stock and the warrants and to holders of Cyan stock options and restricted stock units by more than 0.5%;

•	the representations and warranties of Cyan relating to organization, standing and corporate power and authority, subsidiaries, state takeover statutes and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of Cyan being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein, but not disregarding dollar thresholds) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Cyan;

•	Cyan having performed or complied with, in all material respects, its obligations under the merger agreement to be performed or complied with at or prior to the closing of the merger;

•	receipt by Ciena of a certificate executed by the chief financial officer of Cyan certifying as to the satisfaction of the conditions described in the preceding four bullets;

•	the absence of a material adverse effect with respect to Cyan since May 3, 2015;

•	approval of the NYSE share issuance proposals; and

•	the receipt by Ciena of a written opinion from legal counsel to the effect that the merger and the second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will constitute a reorganization within the meaning of Section 368(a) of the Code.

In addition, the obligations of Cyan to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Ciena and Merger Sub relating to capital structure and the financial capability being true and correct as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except, in the case of Ciena’s representation relating to capital structure, for inaccuracies that are de minimis in the aggregate;

•	the representations and warranties of Ciena and Merger Sub relating to organization, standing and corporate power, corporate authority, voting requirements and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of Ciena and Merger Sub being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein, but not disregarding dollar thresholds) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Ciena;

•	Ciena and Merger Sub having performed or complied with, in all material respects, their respective obligations under the merger agreement required to be performed or complied with at or prior to the closing of the merger;

•	receipt by Cyan of a certificate executed by an executive officer of Ciena certifying as to the satisfaction of the conditions described in the preceding four bullets; and

•	the absence of a material adverse effect with respect to Ciena since May 3, 2015;

•	the receipt by Cyan of a written opinion from legal counsel to the effect that the merger and the second step merger, considered together as a single integrated transaction for U.S. federal income tax purposes, will constitute a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or (unless otherwise specified below) after the receipt of the Cyan stockholder approval, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of Ciena and Cyan.

•	by either Ciena or Cyan:

•	if the merger is not consummated by November 30, 2015; provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of Ciena, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date;

•	if any law, regulation, order, judgment or injunction enacted, issued, promulgated, enforced or entered by a governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger is in effect and becomes final and nonappealable; provided that the party seeking to terminate the agreement has complied in all material respects with its obligations under the merger agreement regarding its efforts to obtain regulatory approvals necessary to consummate the merger; or

•	if the postponed annual meeting, as adjourned or postponed from time to time, has been held, the proposal to adopt the merger agreement and the NYSE share issuance proposals shall have been submitted to the Cyan stockholders for approval at such postponed annual meeting, and the proposal to adopt the merger agreement or the NYSE share issuance proposals shall not have been approved thereat by the Cyan stockholders.

•	by Ciena:

•	if Cyan has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of Ciena’s and Merger Sub’s obligations to complete the merger with respect to Cyan’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to November 30, 2015, or is not cured by the earlier of (x) 30 calendar days following written notice from Ciena of such breach or failure and (y) November 30, 2015; provided that Ciena does not have the right to terminate the merger agreement as a result of such breach if either Ciena or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement; or

•	if at any time before Cyan stockholder approval of the proposal to adopt the merger agreement, (i) the Cyan board fails to include its recommendations to the Cyan stockholders for the approval of the proposal to adopt the merger agreement and approve the NYSE share issuance proposals in this proxy statement/prospectus or shall have effected an adverse recommendation change, or (ii) Cyan breaches its non-solicitation obligations under the merger agreement in any material respect.

•	By Cyan:

•	if Ciena or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions to Cyan’s obligations to complete the merger with respect to Ciena’s or Merger Sub’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to November 30, 2015, or is not cured by the earlier of (x) 30 calendar days following written notice from Cyan of such breach or failure and (y) November 30, 2015; provided that Cyan does not have the right to terminate the merger agreement as a result of such breach if Cyan is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement; or

•	if at any time before Cyan stockholder approval of the proposal to adopt the merger agreement, the Cyan board effects an adverse recommendation change in respect of a superior proposal, in compliance with its non-solicitation obligations under the merger agreement and Cyan substantially simultaneously with such termination enters into a definitive agreement with respect to such superior proposal.

Termination Fees and Expenses

Cyan will be required to pay a termination fee of $15.0 million to Ciena if:

•	(i) after the date of the merger agreement, and prior to the termination of the merger agreement, a takeover proposal is made to Cyan or any of its subsidiaries or a takeover proposal was made directly to the Cyan stockholders generally, or an intention (whether or not conditional) to make such takeover proposal was publicly announced or such takeover proposal had otherwise become publicly known; (ii) thereafter, the merger agreement is terminated (A) by Ciena or Cyan following a failure of the Cyan stockholder proposals to adopt the merger agreement and approve the NYSE share issuance proposals (but solely to the extent prior to such termination of the merger agreement a takeover proposal was publicly announced or a takeover proposal had otherwise become publicly known, or if a takeover proposal has not been publicly announced or otherwise public known, an adverse recommendation change shall have been made for any reason), (B) by Ciena or Cyan if the merger is not consummated by November 30, 2015 (but only if the postponed annual meeting has not been held by November 30, 2015 and at the time of such termination the Form S-4 of which this proxy statement/prospectus is a part had been declared effective by the SEC, unless the failure to be declared effective was the result of any breach of the merger agreement by Cyan), or (C) by Ciena as a result of Cyan’s breach of its representations or warranties, or failure to perform any of its covenants or agreements set forth in the merger agreement, to the extent any such breach of failure would grant Ciena a right to terminate the merger agreement in accordance with its terms; and (iii) within twelve months after such termination, Cyan enters into a definitive agreement to consummate a takeover proposal or consummates any takeover proposal; or

•	Ciena terminates the merger agreement before Cyan stockholder approval of the proposal to adopt the merger agreement after (i) the Cyan board fails to include its recommendation to the Cyan stockholders for the approval of the proposal to adopt the merger agreement and approve the NYSE share issuance proposals in this proxy statement/prospectus or shall have effected an adverse recommendation change, or (ii) Cyan breaches its non-solicitation obligations under the merger agreement in any material respect; or

•	Cyan terminates the merger agreement in connection with an adverse recommendation change in respect of a superior proposal and Cyan substantially simultaneously with such termination enters into a definitive agreement with respect to such superior proposal.

If the merger agreement is terminated pursuant to the first bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the transaction referenced in clause (iii) of the first bullet above. If the termination is made pursuant to the second bullet above, the termination fee must be paid within three business days of the date of termination. If the termination is made pursuant to the third bullet above, the termination fee must be paid contemporaneously with the termination of the merger agreement.

Cyan will be required to reimburse Ciena for all documented out-of-pocket expenses, including those of the exchange agent and its representatives, incurred by Ciena or Merger Sub in connection with the merger agreement and the transactions contemplated thereby in the event of clauses (i) and (ii) of the first bullet above apply, in each case up to a maximum amount of $2.0 million. Any termination fee payable by Cyan will be offset by the amount of any of Ciena or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement. In the event any such expenses are paid, and thereafter Cyan becomes obligated to pay a termination fee as a result of any of the items set forth above becoming applicable, then the amount of such termination fee shall be reduced by the amount of any such expenses so paid.

If Cyan fails promptly to pay any of the foregoing fees or expenses, and, in order to obtain such payment, Ciena commences a suit that results in a judgment against Cyan for the payment of such fees or expenses, Cyan must pay to Ciena its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Expenses

Subject to certain exceptions, including the obligation of Cyan to pay the expenses of Ciena up to a certain amount if the merger agreement is terminated under certain circumstances as discussed above, all fees, costs and expenses incurred by any party to the merger agreement or on its behalf in connection with the merger agreement and the transactions expressly contemplated by the merger agreement will be paid by the party incurring such expenses.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approval of the Cyan stockholders required to adopt the merger agreement. However, after such stockholder approval has been obtained, there may not be, without further approval of the Cyan stockholders, any amendment of the merger agreement for which applicable law requires such further stockholder approval.

On June 2, 2015, Ciena, Merger Sub and Cyan entered into Amendment No. 1 to the merger agreement in order to correct a clerical error in Section 2.02(g) of the merger agreement (relating to fractional shares) by replacing the undefined term “Average Parent Stock Price” with the intended defined term “Closing Parent Stock Price.”

At any time prior to the effective time, Ciena, Merger Sub and Cyan may by written agreement (i) extend the time for performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Remedies

The parties have agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of the merger agreement were not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy for such occurrence. The parties have agreed that they will be entitled, in addition to any other remedy to which either party may be entitled at law or in equity, to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable or contrary to law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that there is otherwise an adequate remedy at law.

No Third Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable remedies, except for:

•	the indemnification rights of the directors, officers, employees and agents of Cyan and its subsidiaries;

•	following the effective time, the right to enforce payment of the per share merger consideration of holders of Cyan common stock, stock options and restricted stock units at or immediately prior to the effective time.

THE VOTING AGREEMENTS

This section describes the material terms of the voting agreements. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the form of voting agreement signed by Ciena and each of Cyan’s directors and executive officers, a copy of which is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties to each voting agreement are governed by the express terms and conditions of those voting agreements and not by this summary or any other information contained in this proxy statement/prospectus. Stockholders are urged to read the form of voting agreement carefully and in its entirety. This summary is qualified in its entirety by reference to the form of voting agreement.

Explanatory Note Regarding the Voting Agreements

Concurrently with the execution of the merger agreement, Ciena and certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors, entered into voting agreements. As of the record date, these persons beneficially owned in the aggregate 22,311,690 shares of Cyan common stock, comprising 19,411,926 shares of Cyan common stock (or approximately 39.4% of the shares of Cyan common stock outstanding as of the close of business on the record date) and 2,899,764 shares issuable upon exercise of Cyan options exercisable or the settlement of Cyan restricted stock units within 60 days of the record date, which, together with any shares or other voting capital stock of Cyan of which any such person acquires beneficial ownership on or after the date of the voting agreement, we refer to as the covered shares. As of the close of business on the record date, the 22,311,690 shares of Cyan common stock beneficially owned by Cyan’s directors and executive officers represented approximately 42.7% of the shares outstanding.

Voting

Each Cyan director and officer and affiliated stockholder that has entered into a voting agreement with Ciena has agreed to appear at the postponed annual meeting or otherwise cause the covered shares to be counted as present at the meeting for purposes of calculating a quorum. In addition, each such person had agreement to vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the covered shares:

•	in favor of adoption and approval of the merger agreement and all other transactions contemplated by the merger agreement as to which Cyan stockholders are called upon to vote or consent in favor of any matter necessary for consummation of the merger and the other transactions contemplated by the merger agreement, including the NYSE share issuance proposals;

•	against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Cyan or any of its subsidiaries or affiliates under the merger agreement or that would reasonably be expected to result in any of the conditions to the obligations of Cyan or any of its subsidiaries or affiliates under the merger agreement not being fulfilled; and

•	against any takeover proposal (as defined in the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 125 of this proxy statement/prospectus), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the merger agreement

We refer to the foregoing matters as the transaction approval matters.

Notwithstanding the foregoing, if the Cyan board of directors has effected (and not withdrawn) an adverse recommendation change (as defined in the section entitled “The Merger Agreement—No Change in Recommendations” beginning on page 127 of this proxy statement/prospectus) with respect to an “intervening event” in accordance with the merger agreement, then the obligation of the stockholder to vote the covered shares will be modified such that the stockholder, together with the other Cyan stockholders entering into substantially similar voting agreements with Ciena, will only be required to collectively vote an aggregate number of shares equal to 35% of the total voting power of Cyan’s outstanding capital stock as of the record date, and any excess shares will be voted on a pro rata basis in a manner equivalent to the proportion of votes “FOR” and “AGAINST”, or abstain, on the proposal to adopt the merger agreement and the NYSE share issuance proposals by the shares of Cyan common stock other than the covered shares such proposals.

Notwithstanding the foregoing, each Cyan director and officer who has entered into a voting agreement has done so solely in his or her capacity as a stockholder and not in his or her capacity as a director or officer of Cyan or any of its subsidiaries. Accordingly, the voting agreements do not restrict or limit any Cyan director or officer from taking or omitting to take any action in his or her capacity as a director or officer of Cyan in order to fulfill his or her fiduciary obligations under applicable law or acting in such capacity or voting in such capacity in the good faith exercise of his or her fiduciary duties under applicable law.

Prohibition on Transfers

Each Cyan director and officer and affiliated stockholder that has entered into a voting agreement with Ciena has agreed, subject to customary exceptions for estate planning purposes, transfers to affiliated entities, transfers pursuant to non-consensual orders, divorce decrees or by will or similar laws, or with the consent of Ciena, in each case where the applicable assignee or transferee agrees to be bound by the terms of the voting agreement and executes a joinder to the voting agreement, not to:

•	sell, assign, transfer, tender or otherwise dispose of (including, without limitation, by the creation of a lien) any covered shares;

•	deposit any covered shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such covered shares or grant any proxy or power of attorney with respect thereto (except as otherwise provided in the voting agreement);

•	enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of a lien) any covered shares; or

•	take any action that would have the effect of preventing or disabling such person from performing his, her or its obligations under the voting agreement.

Irrevocable Proxy

Each Cyan director and officer and affiliated stockholder party to a voting agreement has appointed Ciena and its designees as such person’s attorneys-in-fact and irrevocable proxies in the event such person does not vote as discussed above on the transaction approval matters.

No Solicitation

Each Cyan director and officer and affiliated stockholder party to a voting agreement has agreed not to (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or other assistance), or take other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be likely to lead to, any takeover proposal, (ii) participate in any discussions or negotiations regarding, or that may reasonably be likely to lead to, any takeover proposal, (iii) enter into any agreement with respect to a takeover proposal (other than the merger agreement), (iv) solicit proxies, become a “participant” in a “solicitation” or take any action to facilitate a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any takeover proposal (other than the merger agreement), (v) initiate a stockholders’ vote or action by consent of Cyan stockholders with respect to any takeover proposal (other than the merger agreement), or (vi) except by reason of the voting agreement become a member of a “group” (as such term is used in Rule 13d-5(b)(1) of the Exchange Act) with respect to any voting securities of Cyan that takes any action in support of any takeover proposal. Notwithstanding the foregoing, in the event any payment is made that constitutes liquidated damages under the termination fees and expenses provisions of the merger agreement, such payment shall also constitute liquidated damages under the voting agreements and the applicable limitations on liability in the merger agreement will apply in connection with the voting agreements and the non-solicitation provision will be deemed void ab initio.

Waiver of Appraisal Rights

Each Cyan director and officer and affiliated stockholder party to a voting agreement has waived, and has agreed not to assert or seek to perfect, any rights of appraisal or rights to dissent from the merger that such person may have by virtue of ownership of the covered shares.

Termination

Each voting agreement will remain in effect until the earliest of (i) the effective time of the merger, (ii) the termination of the merger agreement in accordance with its terms, and (iii) upon mutual written agreement of the parties to the voting agreement.

INTERESTS OF CYAN’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

When considering the recommendation of the Cyan board of directors that you vote to adopt the merger agreement, you should be aware that Cyan’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of stockholders generally, as more fully described below. The Cyan board of directors was aware of and considered these interests to the extent that they existed at the time, among other matters, in approving the merger agreement and the merger and recommending that the merger agreement be adopted by stockholders. The consummation of the merger will constitute a “change in control,” a “change of control” and/or any term of similar meaning discussed in this section.

Arrangements with Ciena

Messrs. Hatfield and Pradels have entered into term sheet arrangements with Ciena (referred to as the Ciena term sheets) which will become effective upon the completion of the merger, and are conditioned upon the incorporation of the terms and conditions of the Ciena term sheets into formal offer letters to be entered into between the individual and Ciena in connection with the merger. Under the Ciena term sheets, Messrs. Hatfield and Pradels will receive an annual base salary of $350,000 and $256,250, respectively, and will continue to participate in Cyan’s Non-Sales Incentive Plan and 2015 Non-Sales Incentive Program at a target annual bonus opportunity equal to 60% and 40%, respectively, of his base salary. For each of Messrs. Hatfield and Pradels, these bonus programs will be amended to eliminate the non-GAAP operating loss objective so that the revenue goal is weighted at 100% of the applicable performance objectives. The Ciena term sheets also provide that for Ciena’s fiscal year 2016, Messrs. Hatfield and Pradels will participate in Ciena’s Amended and Restated Incentive Bonus Plan, pursuant to which Mr. Hatfield’s target annual bonus opportunity will be 60% of his base salary and Mr. Pradels’ target annual bonus opportunity will be 40% of annual base salary.

Pursuant to Mr. Hatfield’s Ciena term sheet, upon the closing of the merger, the performance objectives under Mr. Hatfield’s performance-based RSU award which Cyan granted to him in February 2015 will be deemed to have been satisfied at 100% of the target levels. However, such award will continue to be subject to the applicable time-based vesting requirements. Pursuant to Mr. Hatfield’s Ciena term sheet, Mr. Hatfield will be eligible to receive annual equity awards covering shares of Ciena common stock beginning with Ciena’s fiscal year 2016, with the target delivered value, structure and other terms of such awards to be determined at Ciena’s discretion. Further, Mr. Hatfield’s Ciena term sheet provides that upon the closing of the merger, changes to the terms and conditions of his employment that are contemplated by his Ciena term sheet and the formal offer letter to be entered into between him and Ciena in connection with the merger will not be considered “good reason” as defined in Mr. Hatfield’s severance and change in control agreement (as discussed further below) and following the closing of the merger, any determination of whether “good reason” arises under his severance and change in control agreement will be made by reference to the terms and conditions of his employment set forth in his formal offer letter with Ciena and/or existing immediately after the closing of the merger. Pursuant to Mr. Hatfield’s Ciena term sheet, Mr. Hatfield will be entitled to the severance benefits set forth in his severance and change in control agreement with Cyan for 12 months following the closing of the merger. Following the expiration of the one-year anniversary of the closing of the merger, Mr. Hatfield will be eligible to participate in Ciena’s U.S. Executive Severance Benefit Plan while such plan remains in effect and he will be eligible to receive benefits under an amended and restated change in control severance agreement between him and Ciena at benefit levels provided for senior vice presidents.

Under Mr. Pradel’s Ciena term sheet, Mr. Pradels will receive a one-time retention bonus equal to $162,000 if either he continues employment with Ciena through the one-year anniversary of the closing of the merger or his employment is terminated by Ciena without cause (as defined in Mr. Pradel’s severance and change in control agreement, as discussed further below) prior to the one-year anniversary of the closing of the merger. Mr. Pradels will receive equity awards covering shares of Ciena common stock upon or immediately following the closing of the merger at a value of $323,000. Fifty percent of the equity awards will be in the form of Ciena restricted stock units and will be scheduled to vest as to one fourth (1/4) of the award after one year and thereafter on a quarterly basis in equal installments over the next three years. The remaining 50% of the equity awards will be in the form of Ciena performance stock units subject to the achievement of an agreed amount of Blue Planet orders from the closing of the merger through the end of Ciena’s fiscal year 2016, which payout (if any) may range from 80% to 120% of the target number of units granted. Any performance stock units that become eligible to vest will be scheduled to vest in three equal installments in December of 2016, 2017 and 2018, subject to his continued service. These equity awards will accelerate vesting in full in the event of Mr. Pradels’ death or disability. Pursuant to Mr. Pradels’ Ciena term sheet, upon the closing of the merger, the performance objectives under Mr. Pradels’ performance-based RSU award that Cyan granted to him in February 2015 will be deemed to have been satisfied at 100% of the target levels. However, such award will continue to be subject to the applicable time-based vesting requirements. Pursuant to Mr. Pradels’ Ciena term sheet, Mr. Pradels will be eligible to receive annual equity awards covering shares of Ciena common stock beginning with Ciena’s fiscal year 2016, with the target delivered value, structure and other terms of such awards to be determined at Ciena’s discretion. Pursuant to Mr. Pradels’ Ciena term sheet, Mr. Pradels will be entitled to the severance benefits set forth in his severance and change in control agreement with Cyan for 12 months following the closing of the merger. Following the expiration of the one-year anniversary of the closing of the merger, Mr. Pradels will be eligible for severance in certain circumstances in accordance with Ciena’s standard severance guidelines, in an amount based on his level and length of service (including service credited from Cyan) that is comparable to similarly situated Ciena employees.

To the extent that the Cyan executive officer enters or has entered into a PRSU amendment (as discussed in the section of this proxy statement/prospectus captioned “Treatment of 2015 PRSUs” below) with Cyan, such executive officer’s performance-based RSU that Cyan granted to him in February 2015 will be treated in accordance with the terms of the PRSU amendment.

The Ciena term sheets provide that, as a condition of employment, Messrs. Hatfield and Pradels will each sign Ciena’s standard form of proprietary information, inventions and non-solicitation agreement.

Certain Non-Employee Director Equity Awards

Cyan maintains a 2013 Equity Incentive Plan, pursuant to which Cyan has granted equity awards to each of its non-employee directors. The 2013 Equity Incentive Plan provides that with respect to awards granted to Cyan’s non-employee directors that are assumed or substituted for, if on the date of or following such assumption or substitution, the director’s status as a member of the Cyan board of directors or the board of directors of the successor corporation is terminated other than upon a voluntary resignation by him or her (unless the resignation is at the request of the acquiror), then he or she will vest in full with respect to (and have the right to exercise with respect to stock options) all outstanding awards granted under such plan. In addition, Cyan maintains the Non-Employee Director Compensation and Expense Reimbursement Program, which provides that any annual equity awards granted to Cyan’s non-employee directors and initial equity awards granted to any directors when he or she first joins the Cyan board of directors will accelerate vesting in full upon a change in control of Cyan. Cyan granted RSUs covering 8,500 shares of Cyan common stock to each of Messrs. Boustridge, Ferris, Haque, Ransom and Switz in May 2014 under the 2013 Equity Incentive Plan. Each of these outstanding RSU awards will become vested in full upon the closing of the merger.

Cyan maintains a 2006 Stock Plan, pursuant to which Cyan has granted equity awards to non-employee directors. Cyan is a party to a certain stock option agreement under the 2006 Stock Plan with Mr. Boustridge that governs a stock option award granted under the 2006 Stock Plan. Under the option agreement, if Cyan undergoes a change of control transaction while Mr. Boustridge remains a continuous service provider to Cyan, then the option award will become vested in full as of immediately prior to the closing of the change of control transaction. Assuming a merger closing date of August 7, 2015, a total of 36,576 unvested shares subject to the option would accelerate vesting.

Cyan maintains an outside director compensation policy that provides for the grant of an RSU award covering 15,000 shares of Cyan common stock to each Cyan non-employee director on the date of each Cyan annual meeting of stockholders. In connection with the merger, the compensation committee of the Cyan board of directors amended the Cyan outside director compensation policy to provide that if Cyan’s stockholders approve the merger at Cyan’s 2015 annual meeting of stockholders, then Cyan non-employee directors will not receive an annual RSU grant as of the date of such annual meeting. However, if the merger agreement is terminated, then on the date of such termination, each Cyan non-employee director will receive an RSU award covering 15,000 shares that will be scheduled to vest in full on August 15, 2016, subject to the director’s continued service.

Please also see the section of this proxy statement/prospectus captioned “Equity Interests of Cyan’s Executive Officers and Non-Employee Directors” below for further information regarding these equity awards.

Treatment of Cyan Stock Options in the Merger

As of May 25, 2015, Cyan’s directors and executive officers held stock options to purchase 4,828,864 shares of Cyan common stock. Each Cyan stock option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be automatically converted into and become an option to purchase Ciena common stock, and Ciena will assume such Cyan stock option in accordance with the terms (as in effect immediately prior to the effective time) of the applicable Cyan stock plan and the terms of the stock option agreement, employment agreement or other agreement by which such Cyan stock option is evidenced. The number of shares of Ciena common stock subject to each assumed stock option will be equal to the product of (x) the number of shares of Cyan common stock underlying such assumed stock option as of immediately prior to the effective time multiplied by (y) the aggregate exchange ratio of 0.224 (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share). The per share exercise price of each assumed stock option will be determined by dividing the per share exercise price of Ciena common stock subject to such Cyan stock option as in effect immediately prior to the effective time by the aggregate exchange ratio, and rounding the resulting exercise price up to the nearest whole cent. Any other restrictions on the exercise of any Cyan stock option assumed by Ciena will continue in full force and effect and the term, exercisability, vesting schedule, terms of acceleration and all other provisions of such Cyan stock option will remain subject to the same terms and conditions set forth in the applicable Cyan stock plan and the applicable stock option agreement, employment agreement or other agreement evidencing such Cyan stock option immediately prior to the effective time. Please also see the section of this proxy statement/prospectus captioned “Equity Interests of Cyan’s Executive Officers and Non-Employee Directors” below for further information regarding these equity awards.

Treatment of Cyan Restricted Stock Units in the Merger

As of May 25, 2015, Cyan’s directors and executive officers held outstanding restricted stock units covering 2,022,935 shares of Cyan common stock, which includes outstanding restricted stock units covering a maximum of 670,455 shares that are subject to performance-based vesting criteria and are held by Cyan’s executive officers. At the effective time, each Cyan restricted stock unit that remains unvested as of the effective time will be converted automatically into a restricted stock unit with respect of the number of shares of Ciena common stock equal to the product of (x) the number of shares of Cyan common stock underlying such assumed Cyan restricted stock unit as of immediately prior to the effective time multiplied by (y) the aggregate exchange ratio of 0.224 (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share), and will remain subject to the same terms and conditions set forth in the applicable Cyan stock plan and the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit immediately prior to the effective time, including the vesting conditions and terms of acceleration. Each Cyan restricted stock unit that is vested but not yet settled as of the effective time and, pursuant to the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Cyan restricted stock unit, would otherwise be settled in shares of Cyan common stock upon or by reference to a change in control (as defined in such restricted stock unit agreement, employment agreement or other agreement), will be paid or deemed paid in shares of Cyan common stock immediately prior to the effective time, and the holder thereof will thereupon be entitled to receive the consideration set forth in the merger agreement with respect to each such share of Cyan common stock otherwise issuable pursuant to such vested (but not yet settled) Cyan restricted stock units on the terms and conditions set forth therein. Please also see the section of this proxy statement/prospectus captioned “Equity Interests of Cyan’s Executive Officers and Non-Employee Directors” below for further information regarding these equity awards.

Treatment of 2015 PRSUs

Cyan granted a performance-based RSU award under Cyan’s 2013 Equity Incentive Plan and award agreement thereunder to each of the Cyan executive officers in February 2015 (referred to as the 2015 PRSUs). Each 2015 PRSU award agreement between Cyan and the executive officer provides that the 2015 PRSUs are subject to the achievement of performance goals relating to Cyan’s revenue and non-GAAP operating loss for the 2015 performance period. To the extent the applicable performance goals are achieved, 50% of the eligible 2015 PRSUs are scheduled to vest on the date the achievement of the performance goals are certified after completion of the performance period (referred to as the certification date) and the remaining 50% are scheduled to vest on the first business day in 2017, subject to the executive officer’s continued employment through the applicable vesting date.

Subject to the completion of the merger, Cyan and each executive officer are expected to enter into an amendment to the executive officer’s 2015 PRSU award (referred to as the PRSU amendment). The PRSU amendment provides that if the merger is completed in 2015, then the performance goals for the 2015 PRSUs will be modified by weighting the revenue performance goal at 100% and removing the operating loss performance goal, and “revenue” will include Cyan’s revenue through the date prior to completion of the merger and revenue derived by Ciena from the sale of Cyan products and services from the date the merger is completed through the end of 2015. In addition, under the PRSU amendment, the 2015 PRSU award will become eligible to vest only if and to the extent the performance goal actually is achieved. The PRSU amendment also provides that in the event of a termination of employment without cause and excluding death or disability, or a resignation for good reason (in each case in accordance with the executive officer’s severance and change in control agreement), then instead of the vesting acceleration occurring at target levels as specified in the executive officer’s severance and change in control agreement, any then-outstanding and unvested 2015 PRSUs that become eligible to vest based on actual achievement of the performance metric will accelerate vesting in full (provided that any acceleration that otherwise would result in the vesting occurring earlier than the certification date will be delayed and such vesting will not occur until the certification date). Such vesting benefits are subject to the executive officer executing and not revoking a customary release of claims.

Severance and Change in Control Agreements for Cyan’s Executive Officers

Cyan is a party to severance and change in control agreements with each of its executive officers, pursuant to which the executive may become entitled to receive severance benefits upon a qualified termination of employment during the period beginning thirty (30) days prior to a change in control of Cyan (as defined in the agreements) and ending twelve (12) months after a change in control (referred to as the change in control period).

In the event of a termination of employment without cause (as defined in the agreements) and excluding death or disability, or a resignation for good reason (as defined in the agreements), in each case, during the change in control period, an eligible employee will receive the following:

•	for Messrs. Floyd and Hatfield: (i) a lump sum payment equal to 18 months of base salary as in effect immediately prior to the employment termination date or the change in control, whichever results in a greater severance amount; (ii) a lump sum payment equal to 150% of his target bonus for the fiscal year in which termination occurs or the fiscal year in which the change in control occurs, whichever results in a greater severance amount; (iii) acceleration of vesting of 100% of any then-outstanding and unvested equity awards, with any performance goals being deemed achieved at target levels (except that any 2015 PRSUs amended by the PRSU amendment will be eligible to vest in accordance with the terms of the PRSU amendment); and (iv) company-paid reimbursements of premiums for the continuation of health care coverage under COBRA for up to 18 months; and

•	for all other executive officers: (i) a lump sum payments equal to 12 months of base salary as in effect immediately prior to the employment termination date or the change in control, whichever results in a greater severance amount; (ii) a lump sum payment equal to 100% of his target bonus or commission for the fiscal year in which termination occurs or the fiscal year in which the change in control occurs, whichever results in a greater severance amount; (iii) acceleration of vesting of 100% of any then-outstanding and unvested equity awards, with any performance goals being deemed achieved at target levels (except that any 2015 PRSUs amended by the PRSU amendment will be eligible to vest in accordance with the terms of the PRSU amendment); and (iv) company-paid reimbursements of premiums for the continuation of health care coverage under COBRA for up to 12 months; and

•	any outstanding and vested stock options and stock appreciation rights held by the executive officer will remain exercisable for a period of six months following the employment termination date, but in no event later than the expiration date of the maximum term of the award.

The severance benefits under the severance and change in control agreements are subject to the executive officer executing, and not revoking, a release of claims in Cyan’s favor and the executive’s continued compliance with any confidential information and invention assignment agreement entered into with Cyan. In addition, if the severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax pursuant to Section 4999 of the Internal Revenue Code, whichever results in the greater amount of after-tax benefits to the executive officer, which we refer to as the 280G cutback.

The following table sets forth the estimated payments and/or benefits that each executive officer could become entitled to receive under his severance and change in control agreement upon a qualifying termination that occurs during the change in control period, assuming that the merger is consummated on August 7, 2015, the employment termination occurs on August 7, 2015 (without taking into account any potential 280G cutback) and, to the extent amended by the PRSU amendments, the applicable performance goal under the 2015 PRSUs will be achieved at the maximum level.

Name	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total($)
Mark A. Floyd	1,350,000	2,404,644	19,586	3,774,230
Michael L. Hatfield	840,000	1,711,181	19,586	2,570,767
Norman L. Foust	386,250	1,212,826	8,421	1,607,497
James A. Hamilton	500,000	943,775	24,903	1,468,678
Scott A. Pradels	358,750	1,413,552	10,410	1,782,712
Jeffrey G. Ross	560,000	1,237,597	24,903	1,822,500
Kenneth M. Siegel	560,000	1,392,930	24,903	1,977,833

(1)	The 2015 target bonus/commission opportunities as a percentage of base salary for the executive officers are: 100% for Mr. Floyd, 60% for Mr. Hatfield, 50% for Mr. Foust, 122% for Mr. Hamilton, 40% for Mr. Pradels, 60% for Mr. Ross, and 60% for Mr. Siegel.
(2)	The value with respect to RSUs represents the product of $4.614 (the reference per-share value of a share of Cyan common stock as determined in accordance with Item 402(t) of Regulation S-K), multiplied by the number of shares of Cyan common stock subject to the executive officer’s outstanding RSU awards that accelerate vesting (or that will vest) and become payable as a result of a qualifying termination during the applicable period as described above in this section. The value with respect to stock options includes those stock options with a per share exercise price less than $4.614 (referred to as in-the-money options) and represents the product of (a) the excess of $4.614 over the per share exercise price of the option, multiplied by (b) the number of shares of Cyan common stock subject to the executive officer’s outstanding option award that accelerates vesting upon a qualifying termination during the change in control period as described above in this section.

(3)	This amount equals the estimated value of the continued health care severance benefits to which the executive officer may become entitled upon a qualifying termination during the change in control period as described above in this section.

For purposes of these severance and change in control agreements, “cause” generally means (i) the executive’s repeated failure to materially perform his or her duties and responsibilities to Cyan, or abide, in all material respects, with Cyan’s policies after receiving written notice; (ii) the executive’s engagement in knowing and intentional illegal conduct that was or is injurious to Cyan in any material respect; (iii) the executive’s material violation or material breach of his or her confidential information and invention assignment with Cyan that is not cured within twenty (20) days of written notice thereof or is incapable of cure; or (iv) the executive’s conviction of, or entry of a plea of guilty or no contest to, a felony (other than motor vehicle offenses the effect of which do not materially impair the executive’s performance of his or her employment duties) or committing any act of embezzlement, dishonesty or fraud against Cyan or the misappropriation of material property of Cyan.

For purposes of these severance and change in control agreements (except as provided below with respect to Mr. Hatfield), “good reason” generally means the executive’s voluntary termination of employment with Cyan within thirty (30) days following the expiration of a Cyan cure period, if any, after one or more of the following occurs without the executive’s consent: (i) a material reduction in the executive’s salary, other than in connection with a similar reduction for all similarly-situated employees; (ii) a material reduction in the kind or level of benefits to which the executive is entitled with the result that the executive’s overall benefits package is materially diminished; (iii) relocation of the executive’s principal place of work by more than fifty (50) miles from the executive’s principal work site immediately prior to the closing of the change in control; (iv) Cyan’s failure to obtain assumption of the executive’s severance and change in control agreement by any successor; (v) with respect to Messrs. Floyd, Hatfield, Ross, Siegel, and Hamilton, a material reduction of the executive’s authority or responsibilities, or a change in the executive’s reporting position such that the executive no longer reports directly to the board of directors of the parent corporation in a group of controlled corporations (with respect to Mr. Floyd) or directly to the chief executive officer of the parent corporation in a group of controlled corporations (with respect to all other executives); or (vi) with respect to Cyan’s executive officers other than Messrs. Floyd, Hatfield, Ross, Siegel and Hamilton, (A) prior to a change in control, a material reduction of the executive’s duties, authority, or responsibilities; or (B) following a change in control, (x) the removal of the executive from the position held by the executive immediately prior to the change in control, provided that continued employment following the change in control with substantially the same responsibility with respect to Cyan’s business and operations will not constitute good reason, or (y) a material reduction in the executive’s responsibilities, authority or status as such. Provided that Cyan is publicly held immediately prior to a change in control, following a change in control, any change in role, authority or responsibilities that results in the executive ceasing to serve as the chief executive officer (with respect to Mr. Floyd), president (with respect to Mr. Hatfield), chief financial officer (with respect to Mr. Ross), general counsel (with respect to Mr. Siegel), or the senior vice president of sales (with respect to Mr. Hamilton) of a publicly held company will be deemed a material change or reduction in the executive’s authority and responsibilities that constitutes good reason. Executive may not resign for good reason without first providing written notice within sixty (60) days of the initial existence of the condition that he believes constitutes good reason and a reasonable cure period of not less than thirty (30) days following the date of such notice, during which such grounds must not have been cured. Notwithstanding the good reason definition in the severance and change in control agreement, Mr. Hatfield and Ciena entered into a term sheet pursuant to which upon the closing of the merger, changes to the terms and conditions of Mr. Hatfield’s employment contemplated by his Ciena term sheet and the formal offer letter to be entered into between him and Ciena in connection with the merger will not be considered good reason under his severance and change in control agreement and, following the closing of the merger, the determination of whether good reason arises under his severance and change in control agreement will be made by reference to the terms and conditions of his employment set forth in his formal offer letter with Ciena and/or existing immediately after the closing of the merger.

Non-Sales Incentive Compensation Plan

Cyan maintains the Non-Sales Incentive Compensation Plan under which each Cyan employee, including each Cyan executive officer that does not participate in a sales-based incentive arrangement, is eligible to receive a bonus based on the achievement of performance goals relating to Cyan’s revenue and non-GAAP net operating loss for the 2015 year. Subject to the completion of the merger in 2015, the performance goals under the Cyan Non-Sales Incentive Compensation Plan will be adjusted by weighting the revenue performance goal at 100% and removing the net operating loss performance goal, and “revenue” will include Cyan’s revenue through the date prior to the completion of the merger and revenue derived by Ciena from the sale of Cyan products and services from the date the merger is completed through the end of 2015.

The target bonus opportunity under the Non-Sales Incentive Compensation Plan for each of the participating executive officers is:

Name	Target Bonus Amount ($)
Mark A. Floyd	450,000
Michael L. Hatfield	210,000
Norman L. Foust	128,750
Scott A. Pradels	102,500
Jeffrey G. Ross	210,000
Kenneth M. Siegel	210,000

The maximum bonus that can be earned by an executive officer based on over-achievement of the applicable performance goals under the Cyan Non-Sales Incentive Compensation Plan is equal to 125% of the executive officer’s target bonus amount.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the merger that will or may become payable to each of Cyan’s named executive officers in connection with the merger. Please also see the other descriptions in this section of this proxy statement/prospectus captioned “Interests of Cyan’s Directors and Executive Officers in the Merger” for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the merger is consummated on August 7, 2015, that the price per share of Cyan’s common stock is $4.614, and that the employment of each of the named executive officers is terminated other than for cause or the named executive officer resigns for good reason (as such terms are defined in the applicable agreement), in each case on that date and not taking into account any potential 280G cutback. Cyan’s named executive officers will not receive pension, non-qualified deferred compensation, tax reimbursement or other benefits in connection with the merger.

In addition to the assumptions regarding the consummation date of the merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the merger may differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total($)
Mark A. Floyd	1,350,000	2,404,644	19,586	3,774,230
Michael L. Hatfield	840,000	1,711,181	19,586	2,570,767
Kenneth M. Siegel	560,000	1,392,930	24,903	1,977,833

(1)	This amount represents the “double-trigger” cash severance payments to which each named executive officer may become entitled under his severance and change in control agreement. The amounts become payable in the event that, during the period beginning thirty (30) days prior to a change in control of Cyan and ending twelve (12) months after a change in control, the executive’s employment is terminated (a) by Cyan other than due to cause, death or disability, or (b) by the executive for good reason, as described in further detail in the section of this proxy statement/prospectus captioned “Severance and Change in Control Agreements for Cyan’s Executive Officers” above. The amounts represent the lump sum payment of 18 months of salary and 150% of target bonus for Messrs. Floyd and Hatfield and the lump sum payment of 12 months of salary and 100% of target bonus for Mr. Siegel, as follows: $675,000 salary severance and $675,000 bonus severance for Mr. Floyd; $525,000 salary severance and $315,000 bonus severance for Mr. Hatfield; and $350,000 salary severance and $210,000 bonus severance for Mr. Siegel.
(2)	This amount represents the “double-trigger” vesting acceleration to which each named executive officer may become entitled under his severance and change in control agreement and any PRSU amendment. The value with respect to RSUs represents the product of $4.614, multiplied by the number of shares of Cyan common stock subject to each named executive officer’s (i) outstanding RSU awards that accelerate vesting and become payable as a result of a qualifying termination as described in footnote 1 above and (ii) outstanding 2015 PRSUs assuming full achievement of the applicable performance goals as described in the sections of this proxy statement/prospectus captioned “Treatment of 2015 PRSUs” and “Severance and Change in Control Agreements for Cyan’s Executive Officers” above. The value with respect to stock options includes in-the-money stock options and represents the product of (a) the excess of $4.614 over the per share exercise price of the option, multiplied by (b) the number of shares of Cyan common stock subject to the named executive officer’s outstanding option award that accelerates vesting upon a qualifying termination as described in footnote 1 above and in the section of this proxy statement/prospectus captioned “Severance and Change in Control Agreements for Cyan’s Executive Officers” above. The value of the double-trigger vesting or vesting acceleration of equity awards with respect to each named executive officer is quantified in further detail in the table below.

Name	Value of In-the-Money Options($)	Value of RSUs ($)	Value of Performance- based RSUs($)	Total($)
Mark A. Floyd	632,024	1,248,299	524,321	2,404,644
Michael L. Hatfield	164,969	1,074,324	471,888	1,711,181
Kenneth M. Siegel	103,105	870,371	419,454	1,392,930

In addition, pursuant to a term sheet entered into between Mr. Hatfield and Ciena, as described above in the section of this proxy statement/prospectus captioned “Arrangements with Ciena,” upon the closing of the merger, the performance objectives under Mr. Hatfield’s performance-based RSU award which Cyan granted to him in February 2015 will be deemed satisfied at 100% of target, which is equal to a total of 102,273 shares of Cyan common stock (or a value of $471,888) (provided that if he enters into a PRSU amendment with Cyan, then such award instead will become eligible to vest only if the applicable performance goal is achieved). However, the award will remain subject to time-based vesting. As a result, the award will be scheduled to vest as to 50% of the shares on or about January 1, 2016, and the remaining 50% of the shares on or about January 1, 2017, subject to his continued employment.

(3)	This amount equals the estimated value of the “double-trigger” continued health care severance benefits to which each named executive officer may become entitled under his severance and change in control agreement. These severance benefits become payable upon a qualifying termination as described in footnote 1 above and in the section of this proxy statement/prospectus captioned “Severance and Change in Control Agreements for Cyan’s Executive Officers” above.

Equity Interests of Cyan’s Executive Officers and Non-Employee Directors

The following table sets forth the number of shares of Cyan common stock, and the number of shares of Cyan common stock underlying equity awards that currently are held by each of Cyan’s executive officers and non-employee directors assuming that the consummation of the merger occurs on August 7, 2015. The table also sets forth the values of these shares and equity awards based on the $4.614 estimated per share merger consideration (minus any applicable aggregate exercise price for stock options).

Name	Shares Held(#)(1)	Shares Held ($)	In-the-Money Options (#)(2)	In-the-Money Options ($)	RSUs Held (#)(3)	RSUs Held ($)	Total ($)
Mark A. Floyd	132,746	612,490	1,076,559	3,530,092	384,183	1,772,620	5,915,202
Michael L. Hatfield	2,071,899	9,559,742	650,000	1,131,600	335,113	1,546,211	12,237,553
Norman L. Foust	70,678	326,108	425,000	1,434,950	252,046	1,162,940	2,923,998
James A. Hamilton	148,929	687,158	0	0	204,546	943,775	1,630,933
Scott A. Pradels	237,900	1,097,671	365,000	571,360	279,546	1,289,825	2,958,856
Jeffrey G. Ross	52,967	244,390	400,000	157,600	245,455	1,132,529	1,534,519
Kenneth M. Siegel	88,392	407,841	250,000	353,500	279,546	1,289,825	2,051,166
Michael J. Boustridge	8,500	39,219	88,685	125,401	8,500	39,219	203,839
Paul A. Ferris	8,500	39,219	0	0	8,500	39,219	78,438
Promod Haque	8,500	39,219	0	0	8,500	39,219	78,438
M. Neil Ransom	8,500	39,219	88,685	332,923	8,500	39,219	411,361
Robert E. Switz	73,089	337,233	88,685	200,783	8,500	39,219	577,235

(1)	This amount includes shares of Cyan common stock held by the individual directly. For information regarding the beneficial ownership of Cyan common stock, see the section of this proxy statement/prospectus captioned “Certain Beneficial Owners of Cyan Common Stock” below.
(2)	This amount includes all vested and unvested outstanding in-the-money options.
(3)	This amount includes shares of Cyan common stock subject to restricted stock units held by Cyan’s executive officers, including RSUs that are subject to performance-based vesting criteria. The number of shares subject to the performance-based RSUs included in the amount is the maximum number of shares that are eligible to vest under the awards. With respect to Cyan’s non-employee directors, this amount does not include the value of any RSU award covering 15,000 shares of Cyan common stock that would be granted to the director in the event, and as of the date, that the merger agreement is terminated. The value of each such RSU award (if any) would be $69,210 based on the estimated per share merger consideration of $4.614.

Cyan Convertible Notes and Warrants held by Certain Affiliates

Certain affiliated parties purchased $17.0 million in aggregate principal amount of convertible notes and related warrants to purchase 3,825,000 shares of Cyan common stock on the same terms and conditions on which convertible notes and warrants were issued to non-affiliated purchasers as follows:

•	Funds affiliated with Norwest Venture Partners, with whom Promod Haque, a member of the board of directors, is affiliated, purchased $11.0 million in aggregate principal amount of convertible notes and related warrants to purchase 2,475,000 shares of Cyan common stock;

•	Michael Hatfield, Cyan’s president and a member of the board of directors, purchased $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase 900,000 shares of Cyan common stock; and

•	Mark Floyd, Cyan’s chief executive officer and chairman of the Cyan board, purchased $2.0 million in aggregate principal amount of convertible notes and related warrants to purchase 450,000 shares of Cyan common stock.

As described above, the merger is expected to constitute a “fundamental change,” as such term is defined in the indenture and a “fundamental transaction” as defined in the warrants. The $17.0 million in aggregate principal amount of convertible notes purchased by Norwest Venture Partners, Michael Hatfield and Mark Floyd is convertible into an aggregate of 8,212,559 shares of Cyan common stock, including incremental shares issuable upon conversion in connection with a “fundamental change” and the related warrants will be deemed to have been automatically exercised on a cashless basis immediately prior to the effective time of the merger, at an exercise price of $3.62 per share.

The follow tables describe the affiliate holders’ interest in the convertible notes and related warrants.

Affiliate Notes

Affiliate Holder	Amount of Notes	Number of Convertible Shares(1)
Floyd-Mattison Family Limited Partnership	$2,000,000	818,800 (966,183)
Michael Hatfield	$4,000,000	1,637,599 (1,932,367)
Norwest Venture Partners VI-A, LP	$4,000,000	1,637,599 (1,932,367)
Norwest Venture Partners VII-A, LP	$7,000,000	2,865,799 (3,381,642)

(1)	Each $1,000 principal amount of convertible notes is convertible into 409.3998 shares of Cyan common stock. The convertible notes are only convertible upon the satisfaction of certain conditions. Shares listed in parenthesis take into account any “make-whole” shares which are issuable in connection with a “fundamental change.”

Affiliate Warrants

Affiliate Holder	Number of Shares(1)
Floyd-Mattison Family Limited Partnership	450,000
Michael Hatfield	900,000
Norwest Venture Partners VI-A, LP	900,000
Norwest Venture Partners VII-A, LP	1,575,000

(1)	As a result of the merger constituting a “fundamental transaction,” the warrants will be deemed to have been automatically exercised on a cashless basis immediately prior to the effective time of the merger, at an exercise price of $3.62 per share. Otherwise, the warrants are not exercisable until January 15, 2016.

Indemnification of Directors and Officers

Cyan’s directors and officers will be indemnified by Ciena for a period of six (6) years following completion of the merger with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.

PROPOSAL NO. 2—ELECTION OF DIRECTORS

General

Cyan’s business affairs are managed under the direction of its board of directors, which is currently composed of seven members. Four of Cyan’s directors are independent within the meaning of the NYSE listing rules. The Cyan board is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director’s term continues until the election and qualification of his or her successor, or earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Cyan board may have the effect of delaying or preventing changes in control of Cyan.

If the merger occurs, Cyan will no longer operate as an independent company and all of its directors will resign or otherwise be replaced. Accordingly, the directors elected at the postponed annual meeting will only serve for their full term if the merger is not completed.

Nominees for Class II Directors

Three candidates have been nominated for election as Class II directors at the 2015 postponed annual meeting for a three-year term expiring in 2018. Upon recommendation of the Nominating and Governance Committee, the Board of Directors has nominated Promod Haque, Michael L. Hatfield and M. Niel Ransom for re-election as Class II directors. Biographical information about each of the nominees is contained in the following section. A discussion of the qualifications, attributes and skills of each nominee that led the Cyan board of directors and the Nominating and Governance Committee to the conclusion that such person should continue to serve as a director has been added following each of the director and nominee biographies.

If you are a record holder and you sign your proxy card or submit your proxy by the Internet or telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the re-election of Messrs. Haque, Hatfield and Ransom. Cyan expects that Messrs. Haque, Hatfield and Ransom will accept such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the postponed annual meeting, the proxies will be voted for any nominee who shall be designated by the board of directors to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you submit your proxy by the Internet or telephone. If you hold your shares in street name and you do not give voting instructions to your broker, your broker will leave your shares unvoted on this matter.

Information Regarding the Board of Directors and Director Nominees

The names of the proposed director nominees and each continuing member of the board of directors, their respective ages, their positions with Cyan and other biographical information as of May 31, 2015, are set forth below. There are no family relationships among any of Cyan’s directors or executive officers.

	Class	Age	Position with Cyan	Current Term Expires
Nominees
Promod Haque	II	66	Director	2015
Michael L. Hatfield	II	52	Founder, President and Director	2015
M. Niel Ransom(1)(3)	II	66	Director	2015

Continuing Directors
Michael J. Boustridge	III	52	Director	2016
Robert E. Switz(1)(2)	III	68	Director	2016
Mark A. Floyd	I	59	Chief Executive Officer and Chairman of the Board	2017
Paul A. Ferris(1)(2)(3)	I	44	Director	2017

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Nominees for Director

Promod Haque has served on the Cyan board since April 2007. Dr. Haque has been a senior managing partner of Norwest Venture Partners, a venture capital firm, since January 2013 and had previously served as a managing partner since 1990. He currently serves on the boards of directors of several privately held companies, including Apigee Corporation, Health Catalyst, LLC, and PCH International. Mr. Haque previously served on the board of directors of FireEye, Inc., a provider of cybersecurity solutions, from March 2005 to October 2014, Persistent Systems Limited from November 2005 to November 2010 and as a chairman of the board of directors of Veraz Networks, Inc., a provider of application, control and bandwidth optimization solutions, from July 2001 until October 2010 when it merged with Dialogic Corporation. Dr. Haque holds a B.S. in Electrical Engineering from the University of Delhi, India, an M.B.A. from Northwestern’s Kellogg Graduate School of Management and a Ph.D. in Electrical Engineering from Northwestern University.

Cyan believes that Dr. Haque is qualified to serve as a member of its board of directors because of his experience in the venture capital industry analyzing, investing in and serving on the boards of directors of technology companies, as well as his perspective as a representative of one of Cyan’s largest stockholders.

Michael L. Hatfield co-founded Cyan in October 2006 and has served as Cyan’s president and on its board of directors since inception. Mr. Hatfield also served as Cyan’s Chief Executive Officer from October 2006 to May 2012. Prior to co-founding Cyan, Mr. Hatfield co-founded Calix, Inc., a communication systems company, and served as Calix’s Chief Executive Officer from Calix’s founding to December 2002, and then as Calix’s Chief Strategy Officer. Prior to Calix, co-founded Cerent Corporation, an optical equipment company. Mr. Hatfield holds a B.S. in Electrical Engineering and Mathematical Economics from Rose-Hulman Institute of Technology and an M.B.A. in Finance from Indiana University.

Cyan believes that Mr. Hatfield is qualified to serve as a member of its board of directors because of the perspective and experience he brings as its co-founder and president and because of his experience in founding and growing technology companies.

M. Niel Ransom has served on the Cyan board since September 2009. Dr. Ransom has served as President and Chief Executive Officer of Ransomshire Associates, Inc., an advisory venture capital firm he founded, since

July 2005. He currently serves on the board of directors of Radisys Corporation, a provider of embedded wireless infrastructure solutions, and several privately held companies and served on the board of directors of Applied Micro Circuits Corporation, a fabless semiconductor company, from July 2006 to August 2009. Dr. Ransom holds B.S. and M.S. degrees in Electrical Engineering from Old Dominion University, an M.B.A. from the University of Chicago, Graduate School of Business and a Ph.D. in Electrical Engineering from the University of Notre Dame.

Cyan believes that Dr. Ransom is qualified to serve as a member of its board of directors because of his technical expertise, his experience in senior management positions at several communications companies and his business background.

Continuing Directors

Michael J. Boustridge has served on the Cyan board since August 2012. Since March 2012, Mr. Boustridge has served on the board of directors of CIBER, Inc., an information technology consulting and managed services company, and became CIBER’s Chief Executive Officer in June 2014. Prior to that, Mr. Boustridge served as Chief Executive Officer of Contact Solutions, LLC, a leading provider of cloud-based customer self-service solutions, from June 2013 to May 2014. He has also served as Chief Executive Officer of BoKiwi Corporation, a consulting services firm, since June 2011. From April 2007 to April 2011, he served as President of BT Global Services, a division of United Kingdom telecommunications operator BT Group. Prior to joining BT, Mr. Boustridge was with Electronic Data Systems Corporation, an information technology equipment and services company acquired by Hewlett-Packard Company, from January 1996 to March 2007, where he served in various executive roles, most recently as Chief Sales and Chief Marketing Officer. Mr. Boustridge currently serves on the boards of directors of CIBER, Inc., an information technology consulting and managed services company, and Riverbed Technology, Inc., an information technology performance company.

Cyan believes that Mr. Boustridge is qualified to serve as a member of its board of directors because of his extensive background working with technology companies.

Paul A. Ferris has served on the Cyan board since February 2007. Mr. Ferris has been a general partner of Azure Capital Partners, a venture capital firm he co-founded, since April 2000. Prior to Azure Capital, Mr. Ferris worked at several investment banks, including Credit Suisse First Boston, where he was the global head of the communications investment banking group, and at Deutsche Bank Securities Inc. and Morgan Stanley & Co., where he focused on emerging technology companies. He currently serves on the board of directors of Ranovus, Inc. and The Bouqs Company, and previously served as a director of Calix, Inc. from June 2000 until July 2010. Mr. Ferris holds B.A. degrees in Computer Science and English from Amherst College where he graduated summa cum laude.

Cyan believes that Mr. Ferris is qualified to serve as a member of its board of directors because of his experience in the venture capital industry analyzing, investing in and serving on the boards of directors of technology companies, as well as his perspective as a representative of one of Cyan’s largest stockholders.

Mark A. Floyd has served as Cyan’s Chief Executive Officer since May 2012 and on its board of directors since October 2008 and was appointed chairman of the Cyan board in November 2011. Prior to joining Cyan, Mr. Floyd served as Chief Executive Officer of SafeNet, Inc., a data security company, from July 2009 to July 2011. From May 2008 to June 2009, Mr. Floyd served as a venture partner at Sevin Rosen Ventures, and from March 2007 to March 2008 served in the same capacity at El Dorado Ventures, each of which is a venture capital firm. Previously, Mr. Floyd served as President and Chief Executive Officer of Entrisphere, Inc., a telecommunications equipment company, from August 2002 until its acquisition by Ericsson, Inc. in February 2007. Mr. Floyd currently serves as a director of Riverbed Technology Corporation, an information technology performance company, and previously served as a director of Tekelec, Inc., a network applications company, from October 2004 to May 2011 and Carrier Access Corporation, a telecommunications equipment manufacturer, from June 2001 to March 2008. Mr. Floyd holds a B.B.A. in Finance from the University of Texas.

Cyan believes that Mr. Floyd is qualified to serve as a member of its board of directors because of the perspective he brings as Cyan’s Chief Executive Officer and because of the knowledge and experience he brings having held officer and director positions at numerous other successful private and public companies.

Robert E. Switz has served on the Cyan board since March 2011. Mr. Switz served as President and Chief Executive Officer of ADC Telecommunications, Inc., a supplier of broadband network equipment and software from August 2003 to December 2010 when it was acquired by Tyco Electronics, Ltd. From 1994 until August 2003 he served in various senior management positions at ADC, including Chief Financial Officer. Mr. Switz was appointed a director of ADC in August 2003 and was appointed Chairman of the Board in August 2008. Mr. Switz currently serves on the boards of directors of Broadcom Corporation, a semiconductor solution for wired and wireless communications, GT Advanced Technologies Inc., a supplier of polysilicon production technology, Micron Technology, Inc., a semiconductor company, and Pulse Electronics Corp., a supplier of data center network equipment components. Mr. Switz holds a B.S. in Business Administration from Quinnipiac University and an M.B.A. from the University of Bridgeport.

Cyan believes that Mr. Switz is qualified to serve as a member of its board of directors because of his extensive background working with technology companies.

See “Corporate Governance” and “Executive Compensation—Compensation of Directors” below for additional information regarding the Board of Directors.

Vote Required

The election of directors requires a plurality vote of the shares of common stock voted at the meeting. “Plurality” means that the individuals who receive the largest number of votes cast “for” are elected as directors. As a result, any shares not voted “for” a particular nominee (whether as a result of stockholder withholding or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election.

The Cyan board of directors unanimously recommends a vote “FOR” the election of Promod Haque, Michael L. Hatfield and M. Niel Ransom.

PROPOSAL NO. 3—APPROVAL OF CERTAIN ISSUANCES OF CYAN COMMON STOCK IN EXCESS OF 20% OF CYAN’S OUTSTANDING SHARES UPON CONVERSION OF CYAN’S OUTSTANDING CONVERTIBLE NOTES AND EXERCISE OF RELATED WARRANTS ISSUED DECEMBER 2014

Background with Respect to the Offering and this Proposal

On December 12, 2014, Cyan issued:

•	$50.0 million aggregate principal amount of 8.0% convertible senior secured notes due 2019, referred to as the convertible notes, and

•	related warrants to purchase up to an aggregate of 11.25 million shares of Cyan common stock,

in a private placement to qualified institutional buyers and accredited investors pursuant to a private placement exemption from the registration requirements of the U.S. securities laws.

Cyan common stock is listed on the NYSE, and Cyan is subject to rules and regulations set forth in the NYSE Listed Company Manual. NYSE Listed Company Rule 312.03(c) requires stockholder approval prior to the issuance of securities in connection with certain transactions involving the sale, issuance or potential issuance by Cyan of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of Cyan’s outstanding common stock or 20% or more of the voting power outstanding before the issuance of such securities. As a result of NYSE Rule 312.03(c) and the terms of the indenture, the convertible notes and warrants provide that until Cyan obtains the requisite approval from its stockholders in accordance the 312.03(c), Cyan is limited to issuing a number of shares equal to 19.99% of the number of shares of its common stock outstanding on December 4, 2014. On December 4, 2014 there were 47,285,120 shares of Cyan common stock outstanding resulting in an issuance limit of approximately 9.4 million shares. In addition, until Cyan obtains the requisite approval from its stockholders in accordance the 312.03(c), any exercises of the warrants is required to be cash settled based on a net value formula set forth in the warrants.

Cyan is seeking stockholder approval of this Proposal No. 3 in order to permit Cyan to issue sufficient shares of its common stock to fully satisfy the conversion of convertible notes and exercise of the warrants.

In connection with the offering, on December 12, 2014, Cyan entered into an indenture with U.S. Bank National Association, as trustee, and issued the convertible notes under such indenture. The convertible notes bear interest at a rate of 8.0% per year, payable semi-annually in arrears on June 15 and December 15 of each year, with interest beginning to accrue from December 12, 2014. The convertible notes will mature on December 15, 2019, unless earlier converted, redeemed or purchased. The convertible notes are convertible into shares of Cyan common stock at a conversion price of approximately $2.44 per share, which represents an 18% premium to Cyan’s closing stock price on December 4, 2014, the date of pricing of the offering, pursuant to certain terms as specified in detail below. The convertible notes are convertible at any time on and after January 15, 2016 subject to certain exceptions for specified corporate transactions as described below.

In addition to the convertible notes, Cyan also issued warrants to purchase 225 shares of its common stock for each $1,000 principal amount of convertible notes issued, resulting in issuing warrants exercisable for an aggregate of 11.25 million shares of common stock. As noted above, Cyan is required to cash settle any exercise of the warrants prior to obtaining any stockholder approval to have the warrants settled in shares of its common stock. The exercise price per share of common stock purchasable upon exercise of the warrants is $3.62 per share of Cyan common stock, which represents a 75% premium to Cyan’s closing stock price on December 4, 2014, the date of pricing of the offering. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Cyan common stock and also upon any distributions of assets, including cash, stock or other property to Cyan stockholders. The warrants are exercisable at any time on and after January 15, 2016, subject to certain exceptions for specified corporation transactions as described below, and expire on December 15, 2017.

The net proceeds of the offering were $46.5 million. Cyan used a portion of the net proceeds of the offering to repay in full of all amounts outstanding under the term loan facility governed by Cyan’s credit facility with Silicon Valley Bank totaling $3.4 million. Cyan also deposited approximately $12.0 million of the offering proceeds into an escrow account which it will use to pay the first six scheduled semi-annual interest payments on the convertible notes. The balance of the net proceeds of the offering is available to Cyan for general corporate purposes, including working capital and capital expenditures.

As described under “Proposal No. 4” below, certain affiliated parties purchased $17.0 million in aggregate principal amount of convertible notes and related warrants to purchase 3,825,000 shares of Cyan common stock on the same terms and conditions on which convertible notes and warrants were issued to non-affiliated purchasers as follows:

•	Funds affiliated with Norwest Venture Partners, with whom Promod Haque, a member of the board of directors, is affiliated, purchased $11.0 million in aggregate principal amount of convertible notes and related warrants;

•	Michael Hatfield, Cyan’s president and a member of the board of directors, purchased $4.0 million in aggregate principal amount of convertible notes and related warrants; and

•	Mark Floyd, Cyan’s chief executive officer and chairman of the Cyan board, purchased $2.0 million in aggregate principal amount of convertible notes and warrants.

Reason for the Offering

Cyan requires a significant amount of cash resources to operate its business. For example, in the nine months ended September 2014, Cyan had used approximately $35.2 million of cash, cash equivalents and marketable securities, including $30.4 million used in operating activities. At September 30, 2104, Cyan had cash, cash equivalents and marketable securities of $28.9 million. At the time of the offering, given Cyan’s forecasted levels of revenue, expenses and capital expenditures, Cyan believed that its existing cash, cash equivalents and marketable securities, together with its cash collections would only be sufficient to meet its projected operating and capital expenditure requirements through the first quarter of 2015. Cyan undertook the convertible notes and warrants offering in the fourth quarter of 2014 in order to provide Cyan with the working capital needed to continue to operate its business beyond the first quarter of 2015.

Cyan and its board of directors considered a variety of factors and risks, including Cyan’s business and historical and projected financial results, Cyan’s objectives to reduce spending and enhance its long-term operating and free cash flow, the advantages and disadvantages of the proposed offering and any potential alternative transactions, and the perception of Cyan’s business prospects in the marketplace by its existing and potential customers, and Cyan determined that the offering would be in the best interests of Cyan and consistent with its financial goals and objectives. The Cyan board initially approved the terms by which it would pursue an offering, and delegated to a pricing committee the authority to approve the specific terms of the offering. After several days of marketing that was managed by the placement agent for the offering, the pricing of the offering on December 4, 2014, was determined in an arm’s length negotiation between Cyan, the placement agent and certain of the non-affiliated investors. Cyan’s pricing committee, composed of two disinterested directors, then approved the specific terms of the offering. The affiliated purchasers did not have a role in either the pricing of the offering or the approval of the pricing terms for the offering as they recused themselves from these decisions. Once the pricing terms were set, the affiliated purchasers confirmed their purchases of the convertible notes and warrants.

Based upon the successful offering of the convertible notes and related warrants in December 2014, and taking into account Cyan’s expected cash flow from operations, particularly in light of an improvement in its business environment for the fourth quarter of 2014 and into the first quarter of 2015, Cyan believes that it has adequate capital resources for at least the next 12 months.

Summary of Terms of the Convertible Notes and Warrants

Below is a summary of the terms of the convertible notes and related warrants. Cyan has provided the indenture and form of warrant agreement as Exhibits 4.1 and 4.2, respectively, to the Current Report on Form 8-K that Cyan filed with the SEC on December 17, 2014, and you may read those documents for the terms governing the convertible notes and warrants.

The Convertible Notes

Maturity; Interest. The convertible notes will mature on December 15, 2019, unless earlier converted, redeemed or purchased by Cyan. The convertible notes bear interest at a rate of 8.0% per year. Interest began accruing December 12, 2014 and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2015.

Ranking. The convertible notes are Cyan’s senior secured obligations and rank (i) senior in right of payment to any of Cyan’s indebtedness that is expressly subordinated in right of payment of the convertible notes; (ii) effectively senior to any of Cyan’s unsecured indebtedness to the extent of the value of the collateral securing the convertible notes; (iii) equal in right of payment with all of Cyan’s existing and future liabilities that are not subordinated to the convertible notes; and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of Cyan’s existing and future subsidiaries that do not guarantee the convertible notes. Subject to certain conditions and limitations, the indenture permits Cyan and its subsidiaries to incur additional debt, including secured debt, and will not contain any financial covenants.

Guarantees. Initially, the convertible notes are not guaranteed by any of Cyan’s subsidiaries. In the event any of Cyan’s subsidiaries becomes a material domestic subsidiary or Cyan otherwise acquires a material domestic subsidiary, such material domestic subsidiary will be required to guarantee the convertible notes, on a full, joint and several basis. The guarantees of each subsidiary guarantor will be a senior secured obligation of such subsidiary guarantor and will have the same ranking with respect to indebtedness of such subsidiary guarantor as the convertible notes will have with respect to Cyan’s indebtedness.

Collateral. The convertible notes are secured by a first-priority lien, subject only to certain permitted liens and certain excluded assets, on substantially all of Cyan’s and any subsidiary guarantors’ assets, other than certain excluded assets, including license agreements, general intangibles, accounts, instruments, investment property, intellectual property and any proceeds of the foregoing.

Pursuant to the terms of the indenture, Cyan and Cyan’s subsidiaries are permitted to incur up to $50.0 million of revolving credit facility indebtedness, all of which may be secured by a first-priority lien on certain borrowing base assets, which borrowing base assets would be released from the lien of the indenture and the related security documents. Any such indebtedness would be effectively senior to the convertible notes to the extent of the value of the collateral securing such indebtedness.

Interest Escrow. Cyan deposited approximately $12 million, or 24 percent of the aggregate principal amount of convertible notes issued, into an escrow account from which Cyan will pay the first six scheduled semi-annual interest payments on the convertible notes.

Conversion Rights. Holders may convert all or any portion of their convertible notes at their option at any time prior to the close of business on the business day immediately preceding June 15, 2019, in principal amounts of $1,000 or an integral multiple thereof, only under the following circumstances:

•	On or after January 15, 2016, if, for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending within five trading days prior to a conversion date, the last reported sale price of Cyan common stock exceeds the applicable conversion price on each such trading day;

•	On or after January 15, 2016, during the five consecutive business day period immediately following any five consecutive trading day period, referred to as the measurement period, in which the trading price per $1,000 principal amount of convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Cyan common stock and the conversion rate on each applicable trading day;

•	Upon the occurrence of specified corporate events; or

•	If Cyan call the convertible notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date.

On or after June 15, 2019, holders may convert all or any portion of their convertible notes, in principal amounts of $1,000 or an integral multiple thereof, at any time prior to the close of business on the business day immediately preceding the maturity date, regardless of the foregoing conditions.

The initial conversion rate is 409.3998 shares of common stock per $1,000 principal amount of convertible notes (which is equivalent to an initial conversion price of approximately $2.44 per share). The conversion rate is subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the indenture) or redemption by Cyan, Cyan will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert its convertible notes in connection with such make-whole fundamental change or redemption, as applicable.

Prior to January 15, 2016 the convertible notes will be convertible only as a result of specified corporate events. Upon conversion, the convertible notes will be settled in cash, shares of Cyan common stock or any combination thereof at Cyan’s option, provided that unless and until Cyan has obtained the requisite stockholder approvals pursuant to this Proposal No. 3 and Proposal No. 4, collectively referred to as NYSE share issuance proposals, (i) with respect to convertible notes other than convertible notes purchased by Cyan’s affiliates, Cyan will be required to satisfy Cyan’s conversion obligation by delivering a combination of cash and shares of Cyan common stock with a specified dollar amount per $1,000 principal amount of convertible notes of at least $1,000 for all convertible notes submitted for conversion, which means Cyan will be obligated to settle Cyan’s conversion obligation by paying up to at least the principal amount of such convertible notes in cash, and delivering shares of Cyan common stock for the remaining settlement amount, if any, in excess of the specified dollar amount, (ii) if the number of shares of common stock deliverable for the settlement amount in excess of the specified dollar amount would result in the issuance of shares in excess of the conversion share cap, as described more fully in the indenture, then Cyan will pay cash in lieu of the shares that would otherwise be deliverable in respect any trading day during the relevant observation period based on the daily volume weighted average price specified for such trading day and (iii) with respect to affiliate convertible notes, Cyan will be required to satisfy Cyan’s conversion obligation by paying cash for the settlement amount of all affiliate convertible notes submitted for conversion.

On and after January 15, 2016 and prior to the close of business on the business day immediately preceding June 15, 2019, the convertible notes will be convertible only under the following circumstances: (1) if, for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending within five trading days prior to a conversion date, the last reported sale price of Cyan common stock on such trading day exceeds the applicable conversion price on each such trading day; (2) during the five business day period after any five consecutive trading day period in which the trading price (as defined in the indenture) per $1,000 principal amount of convertible notes, for each trading day of such measurement period was less than 98% of the product of the last reported sale price of Cyan common stock and the conversion rate for the convertible notes on each such trading day; (3) upon the occurrence of specified corporate events; or (4) if Cyan calls the convertible notes for redemption. On or after June 15, 2019 until the close of the business day immediately preceding the maturity date, holders may convert all or a portion of their convertible notes at any time, regardless of the foregoing circumstances.

Unless and until Cyan obtains approval of the NYSE share issuance proposals the number of shares of common stock deliverable upon conversion of the convertible notes (including convertible notes held by Cyan’s affiliates), the number of shares issuable on conversion of the convertible notes will be subject to the applicable conversion share caps and the exercises of the warrants (including warrants held by Cyan’s affiliates) will be required to be cash settled based on a formula set forth in the warrants.

Interest Make-Whole Payment. On or after January 15, 2016, if, for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending within five trading days prior to a conversion date, the last reported sale price of Cyan common stock exceeds the applicable conversion price on each such trading day, Cyan will in addition to the other consideration payable or deliverable in connection with such conversion make an interest make-whole payment to converting holders equal to the sum of the present value of the remaining scheduled payments of interest that would have been made on the convertible notes to be converted had such convertible notes remained outstanding until December 15, 2017 computed using a discount rate equal to 2%. Prior to receipt of the approval of the NYSE share issuance proposals, Cyan will be required to pay any interest make-whole payment in cash.

If the stockholders approve this Proposal No. 3, Cyan may pay any interest make-whole payment either in cash or in Cyan common stock, at Cyan’s election. If Cyan elect to pay an interest make-whole payment in Cyan common stock, then the stock will be valued at 95% of the simple average of the daily volume weighted average price for the 10 trading days ending on and including the trading day immediately preceding the conversion date.

Fundamental Change Permits Holders to Require Cyan to Purchase Convertible Notes. If Cyan undergoes a “Fundamental Change,” as defined in the indenture, subject to certain conditions, holders may require Cyan to purchase for cash all or any portion of their convertible notes in principal amounts of $1,000 or an integral multiple thereof. The Fundamental Change purchase price will equal 100% of the principal amount of the convertible notes to be purchased, plus any accrued and unpaid interest to, but excluding, the Fundamental Change purchase date.

Optional Redemption by the Issuer. Cyan may not redeem the convertible notes prior to December 20, 2017. Cyan may redeem for cash all, but not less than all, of the convertible notes, at its option, on or after December 20, 2017, at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date if the last reported sale price of Cyan common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending within three trading days prior to the date Cyan delivers written notice of the redemption is greater than or equal to 140% of the conversion price on each applicable trading day. No sinking fund is provided for the convertible notes. Upon the occurrence of a fundamental change (as defined in the indenture), holders may require Cyan to purchase all or a portion of their convertible notes for cash at a price equal to 100% of the principal amount of the convertible notes to be purchased plus any accrued and unpaid special interest to, but excluding, the fundamental change purchase date.

Transferability. Neither the convertible notes nor any shares of Cyan common stock issuable upon the conversion of the convertible notes have been registered under the Securities Act or the securities laws of any jurisdiction, and the convertible notes and any such shares are subject to certain restrictions on transfer and resale as described more fully in the indenture.

The Warrants

Number of Shares. In connection with the issuance of the convertible notes, Cyan also issued warrants to purchase 225 shares of common stock for $1,000 principal amount of convertible notes issued, for an aggregate of warrants to purchase 11,250,000 shares being issued in connection with the convertible notes.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the warrants is $3.62 per share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Cyan common stock and also upon any distributions of assets, including cash, stock or other property to Cyan stockholders.

Exercisability and Settlement. The warrants are exercisable at any time on and after January 15, 2016 and expire on December 15, 2017. The warrants are exercisable, at the option of each holder and under certain circumstances, in whole or in part by delivering to Cyan a duly executed exercise notice and either (i) through a cash exercise, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise or (ii) through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, Cyan will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. Notwithstanding the foregoing, unless and until Cyan has obtained approval of the NYSE share issuance proposals, Cyan will be required to cash settle any exercises of the warrants according to the net value formula set forth in the warrants.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Cyan common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Transferability. Neither the warrants nor any shares of Cyan common stock issuable upon the exercise of the warrants have been registered under the Securities Act or the securities laws of any jurisdiction, and the warrants and any such shares are subject to certain restrictions on transfer and resale as described more fully in the warrant purchase agreements.

NYSE Stockholder Approval Requirements and Consequences of No Approval

NYSE Listed Company Rule 312.03(c) requires stockholder approval prior to the issuance of securities in connection with certain transactions involving the sale, issuance or potential issuance by Cyan of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of Cyan’s outstanding common stock or 20% or more of the voting power outstanding before the issuance of such securities. The common stock to be issued upon conversion of the convertible notes and exercise of the warrants would exceed 20% of the common stock as well as 20% of the voting power outstanding before the issuance. As a result, Cyan is seeking stockholder approval of this Proposal No. 3 in order to permit Cyan to issue its common stock in full satisfaction of the conversion of convertible notes and exercise of the warrants in excess of the 20% limits that would be applicable absent stockholder approval.

Due to the restrictions of 312.03(c) and the terms of the indenture, unless and until Cyan obtains the requisite approval from its stockholders in accordance the 312.03(c), to issue a number of shares in excess of 19.99% of Cyan common stock outstanding on December 4, 2014 pursuant to the convertible notes and the warrants, the number of shares of common stock deliverable upon conversion of the convertible notes will be subject to the 19.9% share cap and the exercises of the warrants will be required to be cash settled based on a formula set forth in the warrants.

If Cyan receives the requested approval, upon conversion of the convertible notes and exercise of the warrants Cyan will be permitted to issue a number of shares of Cyan common stock exceeding 20% of both the voting power and the number of shares of Cyan common stock outstanding at the time of issuance of the convertible notes. As a result, conversion of the convertible notes and exercise of the warrants could result in additional dilution of the voting power of Cyan’s existing stockholders.

If Cyan does not receive the requested approval, (i) Cyan will be required to satisfy its conversion obligation with respect to the convertible notes by delivering a combination of cash and shares of Cyan common stock with a specified dollar amount per $1,000 principal amount of convertible notes of at least $1,000 for all convertible notes submitted for conversion, and (ii) if the number of shares of common stock deliverable for the settlement amount in excess of the specified dollar amount would result in the issuance of shares in excess of the conversion share cap of 19.99%, then Cyan will pay cash in lieu of the shares that would otherwise be. With respect to the warrants, unless and until Cyan has obtained the approval of the NYSE share issuance proposals in this Proposal No. 3, Cyan will be required to cash settle any exercises of warrants determined according to the net value formula set forth in the warrants. If Cyan is limited by the share cap and required to cash settle the warrants, its liquidity could be adversely affected and Cyan may not have enough available cash or be able to obtain financing at the time Cyan is required to settle any conversions of the convertible notes or exercises of the warrants. As a result and at such time, if Cyan does not obtain approval of the NYSE share issuance proposals, Cyan’s independent certified public accountant could issue an opinion regarding Cyan’s ability to continue as a going concern, which would include consideration of Cyan’s accumulated losses and limited revenues. A “going concern” opinion could impair Cyan’s ability to raise funds and may adversely impact its revenue and business if customers delay or discontinue purchases from Cyan due to concerns about its viability.

In addition, under the merger agreement, approval of this proposal is a condition precedent to Ciena’s obligation to close the merger.

Vote Required

Under the Cyan bylaws, approval of certain issuances of Cyan common stock upon conversion of Cyan’s 8.0% convertible senior secured notes due 2019 and exercise of related warrants will require the affirmative vote of the majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are treated as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will be counted and will have the same effect as a vote “against” the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Unless instructed to the contrary in the proxy, the shares represented by proxies will be voted FOR the proposal approving the issuance of shares of Cyan common stock.

The Cyan board of directors recommends a vote “FOR” the approval of certain issuances of Cyan common stock in excess of 20% of Cyan’s outstanding shares upon conversion of the outstanding convertible notes and exercise of related warrants issued December 2014.

PROPOSAL NO. 4—APPROVAL OF CERTAIN ISSUANCES OF CYAN’S COMMON STOCK TO CERTAIN AFFILIATED HOLDERS UPON CONVERSION OF CYAN’S OUTSTANDING CONVERTIBLE NOTES AND EXERCISE OF RELATED WARRANTS ISSUED DECEMBER 2014

Background with Respect to the Offering and this Proposal

Of the $50.0 million aggregate principal amount of 8.0% convertible senior secured notes due 2019 and related warrants to purchase an aggregate of 11,250,000 shares of Cyan common stock issued in December 2014, certain affiliated parties, referred to as the affiliated holders, purchased $17.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 3,825,000 shares of Cyan common stock on the same terms on which convertible notes and warrants were issued to non-affiliated investors follows:

•	Funds affiliated with Norwest Venture Partners, with whom Promod Haque, a member of the board of directors, is affiliated, purchased $11.0 million in aggregate principal amount of convertible notes and related warrants to purchase 2,475,000 shares of Cyan common stock;

•	Michael Hatfield, Cyan’s president and a member of the board of directors, purchased $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase 900,000 shares of Cyan common stock; and

•	Mark Floyd, Cyan’s chief executive officer and chairman of the Cyan board, purchased $2.0 million in aggregate principal amount of convertible notes and related warrants to purchase 450,000 shares of Cyan common stock.

NYSE Listed Company Rule 312.03(b) requires stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to a director, officer or substantial security holder of the company if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either 1% of the number of shares of common stock or one percent of the voting power outstanding before the issuance. The common stock to be issued to the each of the affiliated holders upon conversion of the convertible notes and exercise of the warrants would exceed 1% of the number of shares of common stock or one percent of the voting power outstanding before the issuance. As a result stockholder approval of this Proposal No. 4 is required in order to permit Cyan to issue its common stock in full satisfaction of the conversion of convertible notes and exercise of the warrants issued to the affiliated holders.

Cyan is seeking stockholder approval of this Proposal No. 4 in order to permit Cyan to issue its common stock in full satisfaction of the conversion of affiliate convertible notes and exercise of the warrants held by these affiliates in excess of the 1% limits that would apply absent stockholder approval.

The Cyan board was aware of these interests and considered them, among other matters, in approving the offering of convertible notes and warrants. As described in more detail under Proposal No. 3 above, the affiliated purchasers neither set the pricing terms of the offering nor approved the specific terms of the offering for Cyan.

NYSE Stockholder Approval Requirements and Consequences of No Approval

Due to the restrictions of 312.03(b) and the terms of the indenture, unless and until Cyan obtains the requisite approval from its stockholders in accordance with 312.03(b), to issue a number of shares in excess of 1% of Cyan common stock outstanding on December 4, 2014, pursuant to convertible notes and warrants issued to an affiliated investor, the number of shares of common stock deliverable to the affiliated holders upon conversion of the convertible notes will not represent more than their pro rata share of 1% of the share or voting power outstanding immediately prior to the conversion of the convertible notes, and the exercises of the warrants will be required to be cash settled based on a formula set forth in the warrants.

If Cyan receives this approval, Cyan will be permitted to issue to the affiliated holders upon conversion of the convertible notes and exercise of the warrants a number of shares of its common stock exceeding 1% of both the voting power and the number of shares of its common stock outstanding at the time of issuance of the convertible notes. As a result, conversion of the convertible notes and exercise of the warrants could result in additional dilution of the voting power of Cyan’s existing stockholders.

If Cyan does not receive this approval, Cyan will be required to deliver cash in lieu of any shares otherwise deliverable upon conversion of convertible notes and exercises of warrants held by affiliated holders. If Cyan is limited by the 1% share cap and required to cash settle the convertible notes and warrants held by the affiliated holders, Cyan’s liquidity could be adversely affected and Cyan may not have enough available cash or be able to obtain financing at the time Cyan is required to settle any conversions of the convertible notes or exercises of the warrants.

In addition, under the merger agreement, approval of this proposal is a condition precedent to Ciena’s obligation to close the merger.

Vote Required

Under the Cyan bylaws, approval of certain issuances of Cyan common stock upon conversion of Cyan’s 8.0% convertible senior secured notes due 2019 and exercise of related warrants will require the affirmative vote of the majority of shares present or represented by proxy at the meeting and entitled to vote on the proposal. Under the applicable NYSE stockholder approval policy, approval of this proposal requires the affirmative vote of a majority of votes cast on the proposal at the meeting. Because under this policy abstentions are treated as “votes cast” for purposes of determining whether a majority of “votes cast” are in favor of the proposal, the requirements for approval under the bylaws and the NYSE policy are equivalent. Therefore, abstentions will be counted and will have the same effect as a vote “against” the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Unless instructed to the contrary in the proxy, the shares represented by proxies will be voted FOR the proposal approving the issuance of shares of Cyan common stock.

The Cyan board of directors recommends a vote “FOR” the approval of certain issuances of Cyan common stock to certain affiliated holders upon conversion of the outstanding convertible notes and exercise of related warrants issued December 2014.

PROPOSAL NO. 5—RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The audit committee of the Cyan board of directors has appointed Ernst & Young LLP, which we refer to as EY, independent registered public accountants, to audit Cyan’s financial statements for the year ending December 31, 2015. EY has served as Cyan’s independent registered public accounting firm since 2009.

Notwithstanding its selection and even if Cyan stockholders ratify the selection, Cyan’s audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of Cyan and its stockholders. At the postponed annual meeting, the stockholders are being asked to ratify the appointment of EY as Cyan’s independent registered public accounting firm for the year ending December 31, 2015. Cyan’s audit committee is submitting the selection of EY to Cyan stockholders because Cyan values its stockholders views on Cyan’s independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY are expected to be present at the postponed annual meeting, will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

If the stockholders do not ratify the appointment of EY, Cyan’s audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to Cyan by EY for the fiscal years ended December 31, 2013 and 2014 (in thousands):

	2013	2014
Audit Fees(1)	$2,325	$1,065
Audit-Related Fees(2)	$186	$352
Tax Fees(3)	$85	$50
All Other Fees(4)	$3	$2

	$2,599	$1,469

(1)	Audit Fees consist of professional services rendered in connection with the audit of Cyan’s consolidated financial statements and review of Cyan’s quarterly consolidated financial statements. Fees for fiscal 2013 also include fees associated with Cyan’s initial public offering of common stock completed in May 2013, which included review of its quarterly consolidated financial information included in Cyan’s registration statement on Form S-1 filed with the SEC, as well as delivery of consents, review of documents filed with the SEC and other ancillaries associated with the initial public offering.
(2)	Audit-Related Fees consist of professional services for assurance and related services that are reasonably related to the performance of the audit or review of Cyan’s consolidated financial statements and are not reported under “Audit Fees.” These services include accounting consultations concerning financial accounting and reporting standards and, for 2014, amounts incurred in connection with Cyan’s convertible debt financing.
(3)	Tax Fees consisted of fees billed for professional services for tax compliance and tax advice.
(4)	Other Fees consisted of online resource subscription fees.

Auditor Independence

In 2014, there were no other professional services provided by EY that would have required the audit committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Oversight Board, or PCAOB, regarding auditor independence, Cyan’s audit committee is responsible for the appointment, compensation and oversight of the work of Cyan’s independent registered public accounting firm. In recognition of this responsibility, Cyan’s audit committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year’s audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to the audit committee for approval:

•	Audit services. Audit services include work performed for the audit of Cyan’s financial statements and the review of financial statements included in Cyan’s quarterly reports, as well as work that is normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

•	Audit-related services. Audit-related services are for assurance and related services that are reasonably related to the performance of the audit or review of Cyan’s financial statements and are not covered above under “audit services.”

•	Tax services. Tax services include all services performed by the independent registered public accounting firm’s tax personnel for tax compliance, tax advice and tax planning.

•	Other services. Other services are those services not described in the other categories.

The audit committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and the audit committee requires the independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the services must be pre-approved by the audit committee or one or more designated members of the audit committee before the independent registered public accounting firm is engaged.

Vote Required

The ratification of the appointment of EY as Cyan’s independent registered public accounting firm for Cyan’s fiscal year ending December 31, 2015 must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote “against” the proposal.

The Cyan board of directors unanimously recommends a vote “FOR” the ratification of the appointment of Ernst & Young LLP as Cyan’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

PROPOSAL NO. 6—ADJOURNMENT OF THE POSTPONED ANNUAL MEETING

Cyan stockholders are being asked to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement or NYSE share issuance proposals at the time of the postponed annual meeting.

If this proposal is approved, under the merger agreement the postponed annual meeting may be adjourned, in one or more successive adjournments, as long as the date of the postponed annual meeting is not adjourned more than an aggregate of 20 calendar days in connection with any adjournment if Cyan reasonably believes that (i) it will not receive proxies sufficient to obtain stockholder approval of the adoption of the merger agreement or the NYSE share issuance proposals, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Cyan common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the postponed annual meeting

If the postponed annual meeting is so adjourned, Cyan stockholders, who have already submitted their proxies, will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the proposal to adopt the merger agreement and in favor of the NYSE share issuance proposals but do not indicate a choice on the adjournment proposal, your shares of Cyan common stock will be voted in favor of the adjournment proposal. If you indicate, however, that you wish to vote against the proposal to adopt the merger agreement or against the NYSE share issuance proposals, your shares of Cyan common stock will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of holders of a majority of the shares of Cyan common stock present in person or represented by proxy and entitled to vote at the postponed annual meeting is required to approve the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement or NYSE share issuance proposals.

The Cyan board of directors unanimously recommends that stockholders vote “FOR” the adjournment of the postponed annual meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement or NYSE share issuance proposals.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Code of Business Conduct & Ethics

The Cyan board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of Cyan’s directors and director candidates and corporate governance policies and standards applicable to Cyan in general. In addition, the Cyan board has adopted a code of business conduct and ethics that applies to all of Cyan’s employees, officers and directors, including Cyan’s Chief Executive Officer, President, Chief Financial Officer and other principal executive and senior financial officers. The full text of or Corporate Governance Guidelines and Cyan’s Code of Business Conduct & Ethics are available on the Investors portion of Cyan’s website at http://investor.cyaninc.com. Cyan will disclose on its website any amendment to the Code of Business Conduct & Ethics, as well as any waivers of the Code of Business Conduct  & Ethics, that are required to be disclosed by the rules of the SEC or the NYSE.

Director Independence

Cyan common stock is listed on the NYSE. Under the listing requirements and rules of the NYSE, subject to specified exceptions, independent directors must comprise a majority of a listed company’s board of directors. In addition, the NYSE rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the NYSE rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

The Cyan board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, the Cyan board determined that Messrs. Ferris, Haque and Switz and Dr. Ransom do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE, constituting a majority of the Cyan board. The Cyan board has also made determinations with respect to the independence of Cyan’s committee members for their respective committees established by applicable SEC rules and the NYSE rules as discussed below. In making this determination, the Cyan board considered the relationships that each non-employee director has with Cyan’s company and all other facts and circumstances the Cyan board deemed relevant in determining their independence, including the beneficial ownership of Cyan’s capital stock by each non-employee director.

In addition, the Cyan board discussed with Mr. Switz whether his service on the audit committees of more than three public companies would impair his ability to serve on Cyan’s audit committee. The Board noted that Mr. Switz is retired and thus doesn’t face the demands on his time that a full-time executive position would impose. The Board further noted that Mr. Switz’s service on other audit committees enables him to bring additional experience to his service on Cyan’s audit committee. Based on their review, the Cyan board determined that Mr. Switz’s service on more than three public company audit committees will not impair his ability to effectively serve on Cyan’s audit committee.

Leadership Structure

The Cyan board currently believes that Cyan is best served by combining the roles of a chairman of the board and chief executive officer. Mr. Floyd, Cyan’s chief executive officer, in addition to Mr. Hatfield, Cyan’s president and founder, are the directors most familiar with Cyan’s business and industry, and are most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. Cyan’s independent directors bring experience, oversight and expertise from outside the industry, while Cyan’s chief executive officer brings company-specific experience and expertise. The Cyan board believes that the combined role of chairman of the board and chief executive officer is the best leadership structure for Cyan at the current time because it promotes the efficient and effective development and execution of Cyan’s strategy and facilitates information flow between management and the Cyan board, which are essential to effective governance.

Board Meetings and Committees

During Cyan’s fiscal year ended December 31, 2014, the board of directors held 14 meetings (including regularly scheduled and special meetings). No director attended fewer than 75% of the total number of meetings of the board of directors and the committees of which he was a member.

Cyan’s Corporate Governance Guidelines include a provision that encourages attendance by members of the Cyan board at annual meetings of stockholders.

The Cyan board has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by the Cyan board.

Audit Committee. Cyan’s audit committee is comprised of Messrs. Ferris and Switz and Dr. Ransom, with Mr. Switz serving as chairman. The composition of Cyan’s audit committee meets the requirements for independence of audit committee members under current NYSE listing standards and SEC rules and regulations. Each member of Cyan’s audit committee meets the financial literacy requirements of the current NYSE listing standards. In addition, the Cyan board has determined that Mr. Switz is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Mr. Switz currently serves on the audit committees of four public companies, including Cyan’s audit committee. Although Mr. Switz serves on the audit committee of more than three publicly traded companies, pursuant to NYSE rules and regulations, the Cyan board has determined that such simultaneous service does not impair his ability to effectively serve on Cyan’s audit committee.

The responsibilities of Cyan’s audit committee include, among other things:

•	evaluating Cyan’s independent registered public accounting firm’s qualifications, independence and performance and approving the audit and non-audit services performed by Cyan’s independent auditors;

•	monitoring the integrity of Cyan’s financial statements and Cyan’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of Cyan’s internal control policies and procedures;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing Cyan’s interim and year-end operating results with management and the independent auditors;

•	preparing the audit committee report that the SEC requires to be included in Cyan’s annual proxy statement; and

•	reviewing annually the audit committee charter and the committee’s performance.

Cyan’s audit committee held ten meetings during 2014. Cyan’s audit committee operates under a written charter approved by the Cyan board. A copy of the Audit Committee Charter is available on the

Investors portion of Cyan’s website at http://investors.cyaninc.com. The Audit Committee Report is included later in this proxy statement.

Compensation Committee. Cyan’s compensation committee is comprised of Messrs. Ferris and Switz, with Mr. Ferris serving as chairman. The composition of Cyan’s compensation committee meets the requirements for independence of compensation committee members under current NYSE listing standards and SEC rules and regulations. The purpose of Cyan’s compensation committee is to discharge the responsibilities of the Cyan board relating to compensation of Cyan’s executive officers. The responsibilities of Cyan’s compensation committee include, among other things:

•	reviewing, approving and determining, or making recommendations to the Cyan board regarding, the compensation of Cyan’s executive officers;

•	administering Cyan’s stock and equity incentive plans;

•	reviewing and approving and making recommendations to the Cyan board regarding incentive compensation and equity plans;

•	establishing and reviewing general policies relating to compensation and benefits of Cyan’s employees; and

•	selecting, retaining, overseeing and terminating any compensation adviser.

Cyan’s compensation and leadership development committee receives advice from Compensia, an independent compensation consulting firm, with respect to executive compensation decisions and comparison benchmarking. Working with management, Compensia met with Cyan’s compensation and leadership development committee and provided various data and recommendations.

Cyan’s compensation committee held 12 meetings during 2014. Cyan’s compensation committee operates under a written charter approved by the board of directors. A copy of the Compensation Committee Charter is available on the Investors portion of Cyan’s website at http://investors.cyaninc.com. The Compensation Committee Report is included later in this proxy statement.

Compensation Committee Interlocks and Insider Participation. No member of Cyan’s compensation committee is or was formerly an officer or employee of Cyan or any of its subsidiaries. No interlocking relationship exists between any member of Cyan’s compensation committee and the compensation committee of any other company, and Cyan is not aware that any such interlocking relationship existed in the past.

Nominating and Governance Committee. Cyan’s nominating and corporate governance committee is comprised of Mr. Ferris and Dr. Ransom, with Mr. Ferris serving as chairman. The composition of Cyan’s nominating and governance committee meets the requirements for independence of nominating and governance committee members under current NYSE listing standards and SEC rules and regulations. The responsibilities of Cyan’s nominating and governance committee include, among other things:

•	assisting the board of directors in identifying prospective director nominees who are qualified to become members of the board in accordance with criteria approved by the board and recommend to the board the director nominees for each annual meeting of stockholders;

•	recommending members for each board committee;

•	ensuring that the board is properly constituted to meet its fiduciary obligations to Cyan and its stockholders and that Cyan follows appropriate governance standards;

•	developing and recommending to the board governance principles applicable to Cyan, and any related matters required by the federal securities laws; and

•	overseeing the evaluation of the board and management.

Cyan’s nominating and governance committee will consider recommendations of candidates for the board of directors submitted by Cyan stockholders as described under “Stockholder Recommendations for Nominations to the Board of Directors” below.

Cyan’s nominating and governance committee held three meetings during 2014. Cyan’s nominating and governance committee operates under a written charter approved by the board of directors. A copy of the Nominating and Governance Committee Charter is available on the Investors portion of Cyan’s website at http://investors.cyaninc.com.

Considerations in Evaluating Director Nominees

The nominating and governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, the nominating and governance committee will consider the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors. Some of the qualifications that the nominating and governance committee considers include issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. Nominees must also have the ability to offer advice and guidance to Cyan’s chief executive officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available in the judgment of the nominating and governance committee to perform all board of director and committee responsibilities. Members of the board of directors are expected to prepare for, attend and participate in all board of director and applicable committee meetings. Other than the foregoing the nominating and governance committee may also consider such other factors as it may deem, from time to time, are in the best interests of Cyan and its stockholders. The nominating and governance committee will also seek appropriate input from the chief executive officer from time to time in assessing the needs of the board of directors for relevant background, experience, diversity and skills of its members.

Although the board of directors does not maintain a specific policy with respect to board diversity, the board of directors believes, and Cyan’s Corporate Governance Guidelines provide, that director diversity should be exhibited by diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. In making determinations regarding nominations of directors, the nominating and governance committee may take into account the benefits of diverse viewpoints. The nominating and governance committee also considers these and other factors as it oversees the annual board of director and committee evaluations.

Stockholder Recommendations for Nominations to the Board of Directors

The nominating and governance committee will consider candidates for director recommended by stockholders so long as such recommendations comply with Cyan’s certificate of incorporation and the Cyan bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The nominating and governance committee will evaluate such recommendations in accordance with its charter, the Cyan bylaws, Cyan’s policies and procedures for director candidates, as well as the regular nominee criteria described above. This process is designed to ensure that the board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to Cyan’s business. Eligible stockholders wishing to recommend a candidate for nomination should contact Cyan’s Corporate Secretary in writing. Such recommendations must include the information required by the Cyan bylaws, including information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholders ownership of Cyan’s stock and a signed letter from the candidate confirming willingness to serve on the Cyan board. The committee has discretion to decide which individuals to recommend for nomination as directors.

A stockholder of record can nominate a candidate directly for election to the board of directors by including all the specified information and complying with the procedures in Section 2.4(ii) of the Cyan bylaws. Such required information including, without limitation, the candidate’s name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and Cyan, and evidence of the recommending stockholder’s ownership of Company stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity (of gender, race and national origin, education, professional experience and differences in viewpoints and skills), independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like and personal references. Any eligible stockholder who wishes to submit a nomination should review the requirements in the bylaws on nominations by stockholders. Any nomination should be sent in writing to the Corporate Secretary, Cyan, Inc., 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954. Notice must be received by Cyan no earlier than January 25, 2016 and no later than February 23, 2016. The notice must state the information required by Section 2.4(ii)(b) of the Cyan bylaws and otherwise must comply with applicable federal and state law. If the merger is completed prior to January 25, 2016, Cyan will not be an independent company and nominations will not be accepted.

Risk Management

Risk is inherent with every business, and Cyan faces a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. Cyan has designed and implemented processes to manage risk in its operations. Management is responsible for the day-to-day management of risks Cyan faces, while the Cyan board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Cyan board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

The Cyan board believes that open communication between management and the board of directors is essential for effective risk management and oversight. The Cyan board meets with Cyan’s chief executive officer and other members of the senior management team at each board meeting, where, among other topics, they discuss strategy and risks facing Cyan.

While the Cyan board is ultimately responsible for risk oversight, the Cyan board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists the Cyan board in fulfilling its oversight responsibilities with respect to risk management and oversight in the areas of accounting and financial reporting, internal control over financial reporting processes and disclosure controls and procedures, legal and regulatory compliance, audit of Cyan’s financial statements and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. The audit committee also reviews management’s assessment of the key risks facing Cyan, including the key controls it relies on to mitigate those risks. The audit committee also monitors certain key risks at each of its regularly scheduled meetings, such as risk associated with internal control over financial reporting and liquidity risk. The nominating and governance committee assists the Cyan board in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance. The compensation committee assesses risks arising from Cyan’s compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk-taking and to evaluate compensation policies and practices that could mitigate such risks. Finally, the full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Information on Compensation Risk Assessment

Management periodically reviews Cyan’s incentive compensation programs at all levels within the organization. Employee cash incentives for sales personnel, including executive officers serving in sales roles, are based on achievement of local, regional and/or company-wide sales targets. Employee cash incentives for non-sales personnel, including both executive and non-executive personnel, are typically based on company-wide financial performance objectives. Management, with respect to Cyan’s non-executive employees, and Cyan’s compensation committee, with respect to Cyan’s executive officers, have discretion to adjust bonus payouts. Equity awards for new hires are based on the employee’s position, prior experience, qualifications, and the market for particular types of talent. Subsequent grants, if any, are based on employee performance and retention requirements. Equity awards have long-term vesting requirements to ensure that recipients’ focus is on Cyan’s long-term success. The incentive compensation structure was reviewed during fiscal year 2014 by the compensation committee with the assistance of Compensia. The compensation committee has determined that it does not believe that Cyan’s compensation policies and practices, taken as a whole, are reasonably likely to have a material adverse impact on Cyan.

Non-Employee Director Compensation

In March 2013, the Cyan board approved an outside director compensation policy that applies to all of Cyan’s non-employee directors, which became effective upon the completion of Cyan’s initial public offering. This policy provides that each such non-employee director will receive the following compensation for board services:

•	an annual cash retainer of $35,000 for board service;

•	an annual cash retainer for serving as the chairman of the audit committee of $18,000, for serving as chairman of the compensation committee of $12,000 and for serving as chairman of the nominating and governance committee of $7,500;

•	an annual cash retainer for serving as a member of the audit committee of $7,500, for serving as a member of the compensation committee of $5,000 and for serving as a member of the nominating and governance committee of $3,500;

•	upon first joining the board of directors, an automatic initial stock option grant for the purchase of 42,000 shares of common stock; and

•	an annual grant of restricted stock units (RSUs) covering 8,500 shares of Cyan common stock on the date of each annual meeting.

The initial stock option grant will vest as to four equal annual installments on the first four anniversaries of the grant date, subject to continued service as a director through each such date. The annual RSU grants will vest on which ever of February 14, May 15, August 15 or November 15 is closest to the first anniversary of the RSU grant.

In addition, Cyan reimburses non-employee directors for reasonable out of pocket expenses for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

In May 2014, Cyan granted each of Messrs. Boustridge, Ferris, Haque and Switz and Dr. Ransom an RSU covering 8,500 shares of Cyan common stock under Cyan’s 2013 Equity Incentive Plan in connection with their continued service on the board of directors.

In March 2015, Cyan’s compensation committee reviewed the non-employee director compensation and, based on this review, increased the annual cash retainer for board service from $35,000 to $50,000 and increased the annual restricted stock unit grant from 8,500 shares to 15,000 shares, both with effect for 2015.

The following table sets forth information regarding compensation paid or accrued for services rendered to Cyan by its non-employee directors during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)	RSU Awards (1) ($)	Total ($)
Michael Boustridge	39,271	33,320	72,591
Paul Ferris	58,156	33,320	91,476
Promod Haque	39,271	33,320	72,591
M. Niel Ransom	46,250	33,320	79,570
Robert Switz	56,292	33,320	89,612

(1)	Amounts in this column reflect the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value recognized by the non-employee directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to Cyan’s consolidated financial statement included in Cyan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

The aggregate number of shares subject to stock options outstanding and RSUs at December 31, 2014 held by each non-employee director was as follows:

Name	Aggregate Number of Stock Options Outstanding as of December 31, 2014	Aggregate Number of Stock Awards Outstanding as of December 31, 2014
Michael Boustridge	128,685	8,500
Paul Ferris	—	8,500
Promod Haque	—	8,500
M. Niel Ransom	88,685	8,500
Robert Switz	88,685	8,500

Contacting the Board of Directors

Any stockholder who desires to contact Cyan’s non-employee directors may do so electronically at the following electronic mail address: Corporate.Secretary@cyaninc.com. Such stockholders who desire to contact Cyan’s non-employee directors by mail may do so by writing Cyan’s corporate secretary at Cyan, Inc., 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954. Cyan’s General Counsel receives these communications and forwards them to the appropriate committee of the Board of Directors or to the intended non-employee director, and facilitates an appropriate response. Please note that requests for investor relations materials should be sent to ir@cyaninc.com.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the NYSE listing standards and rules of the SEC. The audit committee operates under a written charter approved by the board of directors, which is available on the Investors portion of Cyan’s website at http://investors.cyaninc.com. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter and the audit committee’s performance on an annual basis.

With respect to Cyan’s financial reporting process, Cyan’s management is responsible for (1) establishing and maintaining internal controls and (2) preparing Cyan’s consolidated financial statements. EY, Cyan’s independent registered public accounting firm, is responsible for performing an independent audit of Cyan’s consolidated financial statements and expressing an opinion on the conformity of those financial statements with GAAP. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare or certify Cyan’s financial statements or guarantee the audits or reports of EY. These are the fundamental responsibilities of management and EY. In the performance of its oversight function, the audit committee has:

•	reviewed and discussed the audited financial statements with management and EY;

•	discussed with EY the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 16, Communications with Audit Committees, which include, among other items, matters related to the conduct of the audit of Cyan’s consolidated financial statements; and

•	received the written disclosure and the letter from EY required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communication with the auditing committee concerning independence, and discussed with EY its independence.

Based on the audit committee’s review and discussions with management and EY, the audit committee recommended to the board of directors that the audited financial statements be included in the annual report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Robert Switz (Chair)

Paul Ferris

M. Niel Ransom

EXECUTIVE OFFICERS

The following table identifies certain information about Cyan’s executive officers as of May 31, 2015. Officers are elected by the board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Mark A. Floyd	59	Chief Executive Officer and Chairman of the Board
Michael L. Hatfield	52	President and Director
Norman L. Foust	50	Vice President of Operations
James A. Hamilton	50	Senior Vice President of Worldwide Sales & Marketing
Scott A. Pradels	41	Vice President of Engineering
Jeffrey G. Ross	50	Vice President and Chief Financial Officer
Kenneth M. Siegel	56	Vice President and General Counsel

For biographies of Messrs. Floyd and Hatfield, please see “Proposal One—Election of Directors—Information Regarding the Board of Directors and Director Nominees.”

Norman L. Foust has served as Cyan’s Vice President of Operations since March 2007. Prior to joining Cyan, Mr. Foust served as Vice President of Operations and Director of Operations at Dilithium Networks, Inc., a telephony equipment provider, from March 2005 to March 2007. From March 2000 to March 2005, Mr. Foust was the Director of Operations and Director of Supply Chain at Calix, Inc., a communication systems company. Previously, Mr. Foust served as Director of Materials and Planning Manager with Advanced Fibre Communications, Inc., a telecommunications company. Mr. Foust holds a B.S. in Industrial Engineering from Penn State University.

James A. Hamilton has served as Cyan’s Senior Vice President of Worldwide Sales since March 2013. Prior to joining Cyan, he served as President of Click Security, Inc., a security analytics company, from March 2012 to March 2013. From September 2011 to February 2012, he served as Chief Executive Officer of CPSG Partners, a professional services and consulting company. From November 2009 to September 2011, Mr. Hamilton served as Senior Vice President of Corporate Development at SafeNet, Inc., a data security company. Mr. Hamilton served as President and Chief Operating Officer of TippingPoint Technologies, Inc., a supplier of intrusion prevention systems, from September 2003 until January 2005, when it was acquired by 3Com Corporation, a digital electronics manufacturer. As a result of the acquisition, from January 2005 to April 2009, Mr. Hamilton was employed in various capacities by 3Com serving most recently as President of the TippingPoint Division. Mr. Hamilton currently serves on the boards of directors of CSPG Partners and Commtouch Software Ltd., a provider of internet security technology. Mr. Hamilton holds a B.S. in Computer Science from Lawrence Technological University.

Scott A. Pradels has served as Cyan’s Vice President of Engineering since April 2010. He previously served as Cyan’s Director of Engineering and Manager of Hardware Engineering from November 2006 to April 2010. Prior to joining Cyan, Mr. Pradels was a staff engineer at Turin Networks, Inc., a carrier Ethernet solutions company, from October 1999 to November 2006. From January 1997 to October 1999, Mr. Pradels was a Design Engineer in the Advanced Research and Development group at Advanced Fibre Communications, Inc., a telecommunications company. Mr. Pradels holds a B.S. in Electrical Engineering from California State University, Chico.

Jeffrey G. Ross has served as Cyan’s Chief Financial Officer since March 2014. Prior to joining Cyan, Mr. Ross most recently served as Chief Financial Officer of Velti plc, a provider of mobile marketing and advertising technology and solutions, a position he held from January 2013 until December 2013. Entities affiliated with Velti plc filed for bankruptcy protection in November 2013. Prior to joining Velti, Mr. Ross was Senior Vice President and Chief Financial Officer of Sybase, Inc. an enterprise software and services company, from November 2007 until June 2012. From August 2004 to November 2007 he served as Corporate Controller of Sybase. Mr. Ross holds a B.S. in Business Administration from the University of California, Berkeley.

Kenneth M. Siegel has served as Cyan’s Vice President and General Counsel since September 2012. Prior to joining Cyan, Mr. Siegel served as Senior Vice President and General Counsel at QuinStreet, Inc., an online performance marketing company, from February 2012 to September 2012. From February 2010 to February 2012, Mr. Siegel served as Senior Vice President and General Counsel at SafeNet, Inc., a data security company. From February 2006 to February 2010, Mr. Siegel served as Vice President and General Counsel at Verigy Ltd., a semiconductor automatic test equipment business acquired by Advantest Corporation in July 2011. From October 2003 to January 2006, Mr. Siegel served as Senior Vice President and General Counsel at Agile Software Corporation, a provider of product lifecycle management software that was later acquired by Oracle Corporation. Mr. Siegel holds a B.A. in International Policy Studies from the Monterey Institute of International Studies and a J.D. from the University of California Hastings College of the Law.

EXECUTIVE COMPENSATION

In 2014, Cyan’s named executive officers were Cyan’s principal executive officer and the next two most highly compensated executive officers, as noted:

•	Mark A. Floyd, Cyan’s Chief Executive Officer and Chairman of the Board;

•	Michael L. Hatfield, Cyan’s President and Director; and

•	Kenneth M. Siegel, Cyan’s Vice President and General Counsel.

2014 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to the persons named below for each of the last two completed fiscal years in which these individuals were Cyan’s named executive officers:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Comp ($)	All Other Compensation ($)(3)	Total ($)
Mark A. Floyd, Chief Executive Officer	2014	350,000	—	1,593,882	—	9,952	1,953,834
	2013	323,295	1,698,176	—	—	927	2,022,398

Michael L. Hatfield, President	2014	284,000	—	1,381,880	—	9,025	1,675,832

Kenneth M. Siegel, Vice President and General Counsel	2014	275,000	—	1,137,772	—	40,584	1,453,355

(1)	The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of the stock options granted during the fiscal year computed in accordance with FASB ASC 718. The assumptions that Cyan used to calculate these amounts are set forth in the audited consolidated financial statements included in its annual report on Form 10-K. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of the stock awards granted during the fiscal year computed in accordance with FASB ASC 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to Cyan’s consolidated financial statement included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
(3)	Includes company-paid premiums for health and welfare insurance and for life insurance on behalf of Cyan’s named executive officers and, in the case of Mr. Siegel, a housing allowance.

Executive Employment Arrangements

Cyan has entered into offer letters with all of its named executive officers, except for Mr. Hatfield. These agreements provide for at-will employment and generally include the named executive officer’s initial base salary, an indication of eligibility for an annual cash incentive award opportunity, and equity awards. These employment arrangements are described below.

Mark A. Floyd

In May 2012, Cyan entered into an offer letter agreement with Mark A. Floyd, Cyan’s current Chief Executive Officer. The offer letter agreement has no specific term and constitutes at-will employment. For each of 2013 and 2014, Mr. Floyd had an annual base salary of $350,000, and a target annual cash bonus of up to $350,000. For 2015, Mr. Floyd’s annual base salary increased to $450,000 and his target bonus under Cyan’s Non-Sales Incentive Compensation Plan is equal to 100% of his base salary. Mr. Floyd’s base salary is subject to review annually.

On February 28, 2012, Cyan granted Mr. Floyd an option to purchase 100,000 shares of its common stock at an exercise price per share of $2.54, which is partially unvested. This option was granted pursuant to Cyan’s 2006 Stock Plan. This option is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/48th of the total shares, on a monthly basis beginning on November 22, 2011. This option is early-exercisable as to unvested shares, subject to Cyan’s right to repurchase any unvested shares upon termination of Mr. Floyd’s status as a service provider at a repurchase price equal to the original purchase price per share. Of the shares underlying this option, 77,083 were vested as of December 31, 2014.

In connection with Mr. Floyd’s offer letter agreement, Mr. Floyd was granted an option to purchase 1,517,874 shares of Cyan common stock at an exercise price per share of $2.67, which is partially unvested. This option was granted pursuant to Cyan’s 2006 Stock Plan on May 22, 2012. This option is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the one-year anniversary of May 14, 2012, with 1/48th of the total shares vesting monthly thereafter. Of the shares underlying this option, 980,293 were vested as of December 31, 2014.

On April 13, 2013, Cyan granted Mr. Floyd an option to purchase 320,000 shares of its common stock at an exercise price per share of $10.37, which is partially unvested. This option was granted pursuant to Cyan’s 2006 Stock Plan. This option is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/48th of the total shares, on a monthly basis beginning on April 12, 2013. Of the shares underlying this option, 133,333 were vested as of December 31, 2014.

On March 28, 2014, Cyan granted Mr. Floyd an RSU award covering 113,636 shares of its common stock, which is partially unvested. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU award is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date (defined below) following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU award, 42,613 were vested as of December 31, 2014.

“Company Vest Dates” are February 15, May 15, August 15 and November 15 of each year.

On March 28, 2014, Cyan granted Mr. Floyd an additional RSU award covering 113,637 shares of its common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. The number of shares, if any, issuable under this RSU was to be determined based upon Cyan achieving certain revenue and non-GAAP net operating loss targets for 2014. The issuable shares were subject to the additional vesting requirement that Mr. Floyd continue in his role as an employee of Cyan through the specified settlement dates. Neither the revenue nor the non-GAAP net operating loss targets were achieved and, as a result, the RSU lapsed on December 31, 2014.

On December 17, 2014, Cyan granted Mr. Floyd an RSU award covering 257,000 shares of its common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU, none were vested as of December 31, 2014.

Mr. Floyd’s options and RSUs are subject to acceleration provisions under his severance and change in control agreement as described below.

Michael L. Hatfield

For 2014 Mr. Hatfield, Cyan’s President, had an annual base salary of $284,000, and a target annual cash bonus of up to $170,400. For 2015, Mr. Hatfield’s annual base salary increased to $350,000 and his target bonus under Cyan’s Non-Sales Incentive Compensation Plan is equal to 60% of his base salary. Mr. Hatfield’s base salary is subject to review annually.

On December 14, 2010, Cyan granted Mr. Hatfield an option to purchase 250,000 shares of Cyan common stock at an exercise price per share of $2.35, which is wholly vested as of December 31, 2014. This option was granted pursuant to Cyan’s 2006 Stock Plan.

On September 25, 2012, Cyan granted Mr. Hatfield an option to purchase 400,000 shares of Cyan common stock at an exercise price per share of $3.20, which was partially unvested as of December 31, 2014. This option was granted pursuant to Cyan’s 2006 Stock Plan. This option is scheduled to vest, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/48th of the total shares, on a monthly basis beginning on October 25, 2012. Of the shares underlying this option, 77,083 were vested as of December 31, 2014.

On March 28, 2014, Cyan granted Mr. Hatfield an RSU award covering 102,272 shares of its common stock, which is partially unvested. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU award is scheduled to vest, subject to Mr. Hatfield’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date (defined above) following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU award, 38,352 were vested as of December 31, 2014.

On March 28, 2014, Cyan granted Mr. Hatfield an additional RSU award covering 102,273 shares of Cyan common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. The number of shares, if any, issuable under this RSU was to be determined based upon Cyan achieving certain revenue and non-GAAP net operating loss targets for 2014. The issuable shares were subject to the additional vesting requirement that Mr. Hatfield continue in his role as an employee of Cyan through the specified settlement dates. Neither the revenue nor the non-GAAP net operating loss targets were achieved and, as a result, the RSU lapsed on December 31, 2014.

On December 17, 2014, Cyan granted Mr. Hatfield an RSU award covering 210,000 shares of its common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU is scheduled to vest, subject to Mr. Hatfield’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU, none were vested as of December 31, 2014.

Mr. Hatfield’s options and RSUs are subject to acceleration provisions under his severance and change in control agreement as described below.

Kenneth M. Siegel

In August 2012, Cyan entered into an offer letter agreement with Kenneth M. Siegel, Cyan’s current Vice President and General Counsel. The offer letter agreement has no specific term and constitutes at-will employment. For 2014 Mr. Siegel had an annual base salary of $275,000 and a target annual cash bonus of up to $137,500. For 2015, Mr. Siegel’s annual base salary increased to $350,000 and his target bonus under Cyan’s Non-Sales Incentive Compensation Plan is equal to 60% of his base salary. Mr. Siegel is also provided with a $25,000 annual housing allowance. Mr. Siegel’s base salary is subject to review annually.

On September 25, 2012, Cyan granted Mr. Siegel an option to purchase 250,000 shares of its common stock at an exercise price per share of $3.20, which was partially unvested as of December 31, 2014. This option was granted pursuant to Cyan’s 2006 Stock Plan. This option is scheduled to vest, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/4th of the total shares on September 17, 2013, with 1/48th of the total shares vesting monthly thereafter. Of the shares underlying this option, 140,625 were vested as of December 31, 2014.

On May 8, 2013, Cyan granted Mr. Siegel an option to purchase 50,000 shares of its common stock at an exercise price per share of $11.00, which was partially unvested as of December 31, 2014. This option was granted pursuant to Cyan’s 2006 Stock Plan. This option is scheduled to vest, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/4th of the total shares on May 8, 2014, with 1/48th of the total shares vesting monthly thereafter. Of the shares underlying this option, 19,791 were vested as of December 31, 2014.

On March 28, 2014, Cyan granted Mr. Siegel an RSU award covering 90,909 shares of its common stock, which was partially unvested as of December 31, 2014. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU award is scheduled to vest, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date (defined above) following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU award, 34,090 were vested as of December 31, 2014.

On March 28, 2014, Cyan granted Mr. Siegel an additional RSU award covering 90,909 shares of its common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. The number of shares, if any, issuable under this RSU was to be determined based upon Cyan achieving certain revenue and non-GAAP net operating loss targets for 2014. The issuable shares were subject to the additional vesting requirement that Mr. Siegel continue in his role as an employee of Cyan through the specified settlement dates. Neither the revenue nor the non-GAAP net operating loss targets were achieved and, as a result, the RSU lapsed on December 31, 2014.

On December 17, 2014, Cyan granted Mr. Siegel an RSU award covering 150,000 shares of its common stock. This RSU award was granted pursuant to Cyan’s 2013 Equity Inventive Plan. This RSU is scheduled to vest, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter. Of the shares underlying this RSU, none were vested as of December 31, 2014.

Non-Sales Incentive Compensation Plan

On February 4, 2015, Cyan’s compensation committee determined that the performance targets under the Non-Sales Incentive Compensation Plan for Cyan’s named executive officers, which are tied to a blend of revenue and non-GAAP operating loss targets, were not achieved for 2014, and there were no payments made to any of Cyan’s executive officers under the Non-Sales Incentive Compensation Plan for 2014.

The Non-Sales Incentive Compensation Plan continues to apply to Cyan’s executive officers for 2015 (other than those eligible for sales-based incentives). Cyan’s compensation committee has determined that the incentive compensation for executive officers under the plan for 2015 would be tied to a blend of revenue and non-GAAP operating loss targets. All payments under the plan are intended to be paid out in one lump sum after approval by the compensation committee of the achievement levels after the completion of 2015.

Severance and Change in Control Agreements for Executives

In connection with Cyan’s initial public offering, Cyan’s compensation committee approved a severance and change in control agreement for each of its executives. All of Cyan’s executive officers are generally eligible for severance benefits under these severance and change in control agreements, subject to the conditions described below. Each eligible officer may receive benefits upon a qualified termination of employment 30 days prior to, or 12 months following, a change in control of Cyan (as defined in the agreements). In addition, eligible officers may receive severance benefits for qualified terminations of employment unrelated to a change of control under the agreements. The benefits in the severance and change in control agreements vary based on whether an eligible employee is the CEO, president or another executive officer.

In the event of a termination of employment without “cause” (as defined in the agreements), outside of the change of control period, an eligible employee will receive the following:

•	for the CEO or President: a lump sum payment equal to 12 months of base salary; a lump sum payment equal to 100% of his target bonus for the fiscal year in which the termination occurs; acceleration of 12 months of additional vesting of any then-outstanding and unvested equity awards; and continuation of health care coverage under COBRA for 12 months; and

•	for other executive officers: a lump sum payment equal to six months of base salary; a lump sum payment equal to 50% of his target bonus for the fiscal year in which the termination occurs; acceleration of six month’s additional vesting of any then-outstanding and unvested equity awards; and continuation of health care coverage under COBRA for six months.

In the event of a termination of employment without cause or a resignation for “good reason” (as defined in the agreements), in each case, during the applicable change of control period, an eligible employee will receive the following:

•	for the CEO or President: a lump sum payment equal to 18 months of base salary; a lump sum payment equal to 150% of his target bonus for the fiscal year in which termination occurs; acceleration of vesting of 100% of any then-outstanding and unvested equity awards; and continuation of health care coverage under COBRA for 18 months; and

•	for other executive officers: a lump sum payments equal to 12 months of base salary; a lump sum payment equal to 100% of his target bonus for the fiscal year in which termination occurs; acceleration of vesting of 100% of any then-outstanding and unvested equity awards; and continuation of health care coverage under COBRA for 12 months.

All severance benefits under the severance and change in control agreements are subject to the eligible officer executing, and not revoking, a release of claims. Notwithstanding the summaries provided above, all of the agreements are subject to modification to be in compliance with applicable tax and regulatory requirements, such as under Sections 409A and 280G of the Code.

Welfare and Other Employee Benefits

Cyan provides other benefits to its executive officers on the same basis as all of Cyan’s full-time employees in the country where they reside. These benefits include health, dental, and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

Perquisites and Other Personal Benefits

Cyan does not provide perquisites to its named executive officers.

2014 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of Cyan’s named executive officers, information regarding outstanding equity awards held as of December 31, 2014.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)
Mark A. Floyd	10/29/2008	88,685	(1)	—	0.42	10/28/2018	—		—
	2/28/2012	100,000	(2)	—	2.54	2/27/2022	—		—
	5/22/2012	980,293	(3)	537,581	2.67	5/21/2022	—		—
	4/13/2013	133,333	(4)	186,667	10.37	4/12/2023	—		—
	3/28/2014	—		—	—	—	71,023	(5)	177,558
	12/17/2014	—		—	—	—	257,000	(6)	642,500

Michael L. Hatfield	12/14/2010	250,000	(7)	—	2.35	12/13/2020	—		—
	9/25/2012	224,999	(8)	175,001	3.20	9/24/2022	—		—
	3/28/2014	—		—	—	—	63,920	(9)	159,800
	12/17/2014	—		—	—	—	210,000	(10)	525,000

Kenneth M. Siegel	9/25/2012	140,625	(11)	109,375	3.20	9/24/2022	—		—
	5/8/2013	19,791	(12)	30,209	11.00	5/7/2023	—		—
	3/28/2014	—		—	—	—	56,819	(13)	142,048
	12/17/2014	—		—	—	—	150,000	(14)	375,000

(1)	All of the shares underlying this option are fully vested.
(2)	This option vests, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/48th of the total shares each month, began vesting on the one-month anniversary of November 22, 2011. This option is exercisable as to unvested shares, subject to Cyan’s right to repurchase any unvested shares upon termination of Mr. Floyd’s status as a service provider at a repurchase price equal to the original purchase price per share. Of the shares underlying this option, 77,083 were vested as of December 31, 2014.
(3)	This option vested as to 1/4th of the total shares on May 14, 2013, and subject to Mr. Floyd’s continued role as a service provider to Cyan, with respect to 1/48th of the total shares monthly thereafter.
(4)	This option vests, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/48th of the total shares each month.
(5)	This RSU award vests, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter.
(6)	This RSU award vests, subject to Mr. Floyd’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter.
(7)	All of the shares underlying this option are fully vested.
(8)	This option vests, subject to Mr. Hatfield’s continued role as a service provider to Cyan, as to 1/48th of the total shares each month.
(9)	This RSU award vests, subject to Mr. Hatfield’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter.
(10)	This RSU award vests, subject to Mr. Hatfield’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter.

(11)	This option vested as to 1/4th of the total shares on September 17, 2013, and subject to Mr. Siegel’s continued role as a service provider to Cyan, with respect to 1/48th of the total shares monthly thereafter.
(12)	This option vested as to 1/4th of the total shares on June 8, 2014, and subject to Mr. Siegel’s continued role as a service provider to Cyan, with respect to 1/48th of the total shares monthly thereafter.
(13)	This RSU award vests, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/8th of the total shares on the first Company Vest Date following the date of grant, with 1/8th of the total shares vesting on each Company Vest Date thereafter.
(14)	This RSU award vests, subject to Mr. Siegel’s continued role as a service provider to Cyan, as to 1/4th of the total shares on the first Company Vest Date following the date of grant, with 1/4th of the total shares vesting on each Company Vest Date thereafter.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows certain information concerning Cyan common stock reserved for issuance in connection with Cyan’s 2006 Stock Plan and Cyan’s 2013 Equity Incentive Plan as of December 31, 2014:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(1)	(15,209,357)	$(3.28300)	1,877,240
Equity compensation plans not approved by stockholders	—	—	—
TOTAL	15,209,357		1,877,240

(1)	Includes the following plans: 2006 Stock Plan and Cyan’s 2013 Equity Incentive Plan, which we refer to as the 2013 Plan. The 2013 Plan provides that on January 1st of each fiscal year commencing in 2014 and ending on (and including) January 1, 2023, the number of shares authorized for issuance under the 2013 Plan is automatically increased by a number equal to the lesser of (i) 5,000,000 shares, (ii) 4.5% of the outstanding shares of Cyan common stock as of the last day of Cyan’s immediately preceding fiscal year, or (iii) such other amount as the Cyan board may determine no later than the last day of the immediately preceding fiscal year.
(2)	This number includes 12,141,629 stock options and 3,067,728 restricted stock units, or RSUs.
(3)	The weighted average exercise price does not take into account outstanding RSUs.

Limitation of Liability and Indemnification of Officers and Directors

Cyan’s amended and restated certificate of incorporation and amended and restated bylaws provide that Cyan will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law, which prohibits Cyan’s amended and restated certificate of incorporation from limiting the liability of Cyan’s directors for the following:

•	any breach of the director’s duty of loyalty to Cyan or to its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Cyan’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Cyan’s amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Cyan’s amended and restated bylaws, Cyan is also empowered to purchase insurance on behalf of any person whom Cyan is required or permitted to indemnify.

In addition to the indemnification required in Cyan’s amended and restated certificate of incorporation and amended and restated bylaws, Cyan has entered into an indemnification agreement with each member of its board of directors and with each of its officers. These agreements provide for the indemnification of Cyan’s directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of Cyan’s company, or any of Cyan’s subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at Cyan’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of Cyan or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Cyan believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Compensation Committee Report

The compensation committee has reviewed and discussed the section captioned “Executive Compensation,” included in this proxy statement, with management and, based on such review and discussion, the compensation committee has recommended to the Cyan board that this “Executive Compensation” section be included in proxy statement.

Respectfully submitted by the members of the compensation committee of the board of directors:

Paul A. Ferris

Robert E. Switz

CERTAIN BENEFICIAL OWNERS OF CYAN COMMON STOCK

To Cyan’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Cyan common stock as of the close of business on June 25, 2015 (except as noted in the footnotes below) and with respect to:

•	each of Cyan’s directors;

•	each of Cyan’s named executive officer;

•	all of Cyan’s current directors and executive officers as a group; and

•	each person or group that beneficially owned more than five percent of Cyan common stock.

Cyan has determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Cyan believes, based on the information furnished to Cyan, that the persons named in the table below have sole voting and investment power with respect to all shares of Cyan common stock that he or she beneficially owns, subject to applicable community property laws.

Applicable percentage ownership is based on 49,311,592 shares of Cyan common stock outstanding at June 25, 2015. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, Cyan deemed to be outstanding all shares of common stock subject to options that are currently exercisable or exercisable and other equity awards that vest within 60 days of June 25, 2015. However, Cyan did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. In addition, the table below does not include any holders of the outstanding convertible notes or warrants as those securities are not convertible or exercisable into shares of common stock prior to January 15, 2016 subject to certain limited exceptions for certain specified corporate events. However, for informational purposes, we have included certain holdings of the convertible notes and warrants in the footnotes to the table.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Cyan, Inc., 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954.

Beneficial Owner Name	Number of Shares	Percent of Shares Outstanding
Current Executive Officers and Directors:
Mark A. Floyd(1)	1,827,779	3.6
Michael L. Hatfield(2)	2,683,299	5.4
Kenneth M. Siegel(3)	359,035	*
Michael Boustridge(4)	119,818	*
Paul A. Ferris(5)	6,024,701	12.2
Promod Haque(6)	11,021,099	22.3
M. Niel Ransom(7)	105,685	*
Robert E. Switz (8)	170,274	*
All executive officers and directors as a group (12 persons)(9)	24,018,189	45.0
5% Stockholders(10):
Entities affiliated with Norwest Venture Partners(11)	11,004,099	22.3
Entities affiliated with Azure Capital(12)	6,007,701	12.2
Entities affiliated with DNB Asset Management AS(13)	3,331,109	6.8
Entities affiliated with Tenaya Capital(14)	3,315,081	6.7
Michael L. Hatfield(2)	2,683,299	5.4
Ciena Corporation(15)	19,411,926	39.4

(*)	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 132,746 shares held by Mr. Floyd; and (ii) 1,695,033 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015. In addition, Mr. Floyd holds $2.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 450,000 shares of Cyan common stock.
(2)	Consists of (i) 2,071,899 shares held by Mr. Hatfield; and (ii) 611,400 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015. In addition, Mr. Hatfield holds $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 900,000 shares of Cyan common stock.
(3)	Consists of (i) 88,392 shares held by Mr. Siegel; and (ii) 270,643 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015.
(4)	Consists of (i) 8,500 shares held by Mr. Boustridge; and (ii) 111,318 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015.
(5)	Consists of (i) the shares listed in footnote (12) below, which are held by the Azure Capital entities; (ii) 8,500 shares held by Mr Ferris; and (iii) 8,500 shares issuable upon the settlement of RSUs within 60 days of June 25, 2015. Mr. Ferris, one of Cyan’s directors, is a general partner at Azure Capital and shares voting and dispositive power with respect to the shares held by the Azure Capital entities.
(6)	Consists of (i) the shares listed in footnote (11) below, which are held by the Norwest Venture Partners entities; (ii) 8,500 shares held by Mr. Haque; and (iii) 8,500 shares issuable upon the settlement of RSUs within 60 days of June 25, 2015. Mr. Haque, one of Cyan’s directors, is a member of Genesis VC Partners X, LLC and Itasca VC VII-A, LLC and shares voting and dispositive power with respect to the shares held by the Norwest Venture Partners entities.
(7)	Consists of (i) 8,500 shares held by Mr. Ransom; and (ii) 97,185 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015.
(8)	Consists of (i) 73,089 shares held by the Robert E. Switz Revocable Trust dated July 27, 2009 for which Mr. Switz serves as trustee; and (ii) 97,185 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015.
(9)	Consists of (i) 19,922,400 shares beneficially owned by Cyan’s executive officers and directors; and (ii) 4,095,789 shares issuable upon exercise of options exercisable or the settlement of RSUs within 60 days of June 25, 2015.
(10)	In addition to the 5% holders reflected on the table, as reported on Schedule 13G on January 7, 2015, Zazove Associates, LLC held $15.0 million in aggregate principal amount of convertible notes as of such date as an investment advisor and had discretionary authority with regard to the notes. Zazove Associates, Inc. and Gene T. Pretti may be deemed to share voting and dispositive power with respect to the convertible notes held by Zazove Associates, LLC. The address for the Zazove parties is 1001 Tahoe Blvd., Incline Village, Nevada 89451.
(11)	As reported on Schedule 13G on February 14, 2014 and updated from Cyan records, consists of (i) 10,362,539 shares held by Norwest Venture Partners X, LP (“NVP X”); and (ii) 641,560 shares held by Norwest Venture Partners VII-A, LP (“NVP VII-A”). NVP Associates, LLC (“NVP”) is the managing member of Genesis VC Partners X, LLC (“Genesis X”) the general partner of NVP X and Itasca VC Partners VII-A, LLC (“Itasca VII-A”), the general partner of NVP VII-A. Matthew Howard, Jeffrey Crowe and Promod Haque, as co-Chief Executive Officers of NVP and members of Genesis X and Itasca VII-A, may be deemed to share voting and dispositive power with respect to the shares held by NVP X and NVP VII-A. The address for the Norwest Venture Partners entities is 525 University Avenue, Suite 800, Palo Alto, California 94301. In addition, as reported on a Form 4 dated December 16, 2014, NVP VII-A purchased $7.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 1,575,000 shares of Cyan common stock and Norwest Venture Partners VI-A, LP purchased $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 900,000 shares of Cyan common stock.
(12)

As reported on Schedule 13G on February 14, 2014 and updated from Cyan records, consists of (i) 5,324,789 shares held by Azure Capital Partners II, L.P. (“Azure Capital II”); and (ii) 682,912 shares held by Azure Entrepreneurs II, L.P. (“Azure Entrepreneurs II”). The general partner of each of Azure Capital II and Azure Entrepreneurs II is Azure Capital Partners VC Administrators II, LP, whose general partner is Azure Parent, LLC (“Azure Capital Partners”). Paul Ferris, Mike Kwatinetz, Cameron Lester and Paul Weinstein are the managing members of Azure Capital Partners and share voting and investment power with respect to the shares held by Azure Capital II and Azure Entrepreneurs II. The address for each of these entities is c/o Azure Capital Partners, 650 California Street, 11th Floor, San Francisco, California 94108.
(13)	As reported on Schedule 13G on February 4, 2015, consists of 3,331,109 shares held by DNB Asset Management AS (“DNB”). DNB is a subsidiary of DNB ASA, which is listed on the Oslo Stock Exchange. DNB is an investment manager of a number of funds and managed accounts and holds voting and dispositive power over the shares. DNB disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for DNB is Dronning Aufemias Gate 30, Bygg M-12N, 0191 Oslo, Norway.
(14)	As reported on Schedule 13G on February 1, 2014, consists of (i) 2,598,058 shares held by Tenaya Capital V, L.P.; and (ii) 717,023 shares held by Tenaya Capital V, L.P. The general partner of each of Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P. is Tenaya Capital V GP, LP, the general partner of which is Tenaya Capital V GP, LLC. Messrs. Tom Banahan, Ben Boyer, Stewart Gollmer, Brian Melton and Brian Paul are the managers of Tenaya Capital V GP, LLC and such managers share voting and dispositive power over the shares held by Tenaya Capital V, L.P. and Tenaya Capital V-P, L.P. The address for each of these entities is c/o Tenaya Capital, 2965 Woodside Road, Suite A, Woodside, California 94062.
(15)	As reported on Schedule 13D on May 13, 2015 and updated from Cyan records, Ciena Corporation owns no shares of Cyan common stock. For the purposes of Rule 13d-3 promulgated under the Exchange Act, however, as a result of entering into the voting agreements, Ciena may be deemed to be the beneficial owner, by virtue of shared voting power, of an aggregate of 19,411,926 shares of Cyan common Stock (or 22,311,690 shares including shares issuable to the stockholders party to the voting agreements upon exercise of options or in settlement of restricted stock units within 60 days of June 25, 2015), representing approximately 39.4% (or 42.7% including such shares issuable to those stockholders upon exercise of options or in settlement of restricted stock units within 60 days of June 25, 2015) of the shares of Cyan common stock outstanding as of June 25, 2015. Ciena disclaims beneficial ownership of any shares of Cyan common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

RELATED PARTY TRANSACTIONS

Cyan describes below transactions and series of similar transactions, during 2014 and currently contemplated, to which Cyan was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of its directors, executive officers, or beneficial holders of more than 5% of any class of its capital stock had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which Cyan has been or will be a party.

Convertible Notes and Related Warrants

In December 2014, Cyan sold $50,000,000 aggregate principal amount of 8.0% convertible senior secured notes due 2019 and related warrants to purchase up to an aggregate 11,250,000 shares of its common stock in a private placement to qualified institutional buyers and accredited investors pursuant to the exemption from the provisions of Section 5 of the Securities Act provided by Section 4(a)(2) of the Securities Act and Regulation D.

Certain parties affiliated with Cyan, referred to as the affiliated holders, purchased $17.0 million in aggregate principal amount of convertible notes and related warrants to purchase an aggregate of 3,825,000 shares of Cyan common stock on the same terms on which convertible notes and warrants were issued to non-affiliated investors follows:

•	Funds affiliated with Norwest Venture Partners, with whom Promod Haque, a member of the board of directors, is affiliated, purchased $11.0 million in aggregate principal amount of convertible notes and related warrants to purchase 2,475,000 shares of Cyan common stock;

•	Michael Hatfield, Cyan’s president and a member of the board of directors, purchased $4.0 million in aggregate principal amount of convertible notes and related warrants to purchase 900,000 shares of Cyan common stock; and

•	Mark Floyd, Cyan’s chief executive officer and chairman of its board of directors, purchased $2.0 million in aggregate principal amount of convertible notes and related warrants to purchase 450,000 shares of Cyan common stock.

The transaction was approved by the audit committee of the Cyan board and the disinterested members of its board of directors.

For a more detailed discussion on the background of the offering and a summary of the materials terms of the convertible notes and warrants and the affiliated holders see Proposals No. 4 and No. 5 above.

Facility Lease

In April 2007, Cyan entered into a lease for its headquarters facility in Petaluma, California. As amended to date, the 2007 lease provides for the lease of 18,895 square feet and expires in 2025. As of December 31, 2014, its total remaining obligations under the 2007 lease were $6.0 million. In July 2013, Cyan entered into a lease for an additional 20,005 square feet of space in Petaluma, California, increasing by a further 18,773 square feet in 2016. The 2013 lease expires concurrently with the 2007 lease in 2025. Total remaining obligations under the 2013 lease are $11.5 million.

In relation to these lease agreements, an executive officer, who is also a member of the Cyan board and a greater than 5% stockholder of Cyan, owns approximately 40% of the limited liability company from which Cyan is leasing its headquarters. These transactions were approved by the disinterested members of the Cyan board.

Investment Management & Lease Transactions

In May 2014 Cyan’s audit committee approved the appointment of two independent investment managers to manage its investible assets, including Wells Capital Management. Wells Capital Management is an affiliate of Wells Fargo Bank. Norwest Venture Partners is an affiliate of Wells Fargo & Co., the parent company of Wells Fargo Bank. As of December 31, 2014, Cyan had $4.1 million under management by Wells Capital Management.

In August 2013, the Cyan board approved the entry into lease financing arrangements with a significant customer. The board also approved Cyan selling lease instruments to independent financial buyers including Wells Fargo Leasing. Wells Fargo Leasing is an affiliate of Wells Fargo Bank. Norwest Venture Partners is an affiliate of Wells Fargo & Co., the parent Company of Wells Fargo Bank. As of December 31, 2014, and as of the date of this proxy statement, Cyan has not sold any lease instruments to Wells Fargo Leasing.

As of December 31, 2014, affiliates of Norwest Venture Partners owned an aggregate of 11,012,599 shares of Cyan common stock and warrants to purchase 2,475,000 shares of Cyan common stock, and Promod Haque, a senior managing partner at Norwest Venture Partners serves on the Cyan board. The lease and investment management arrangements described above were approved by the disinterested members of the audit committee of the Cyan board.

Policies and Procedures for Related Party Transactions

Cyan’s audit committee is responsible for reviewing and approving in advance any related party transaction. All of Cyan’s directors, officers and employees are required to report to the audit committee prior to entering into any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Cyan is to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by Cyan of a related party.

Cyan believes that it has executed all of the transactions set forth under the section entitled “Related Party Transactions” on terms no less favorable to Cyan than it could have obtained from unaffiliated third parties. It is Cyan’s intention to ensure that all future transactions between Cyan and its officers, directors and principal stockholders and their affiliates, are approved by the audit committee of its board of directors, and are on terms no less favorable to Cyan than those that Cyan could obtain from unaffiliated third parties.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that Cyan’s executive officers and directors, and persons who own more than 10% of Cyan common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish Cyan with copies of all Section 16(a) forms they file.

SEC regulations require Cyan to identify in this proxy statement/prospectus anyone who filed a required report late during the most recent fiscal year. Based on Cyan’s review of forms Cyan received, or written representations from reporting persons stating that they were not required to file these forms, Cyan believes that during the 2014 fiscal year, all Section 16(a) filing requirements were satisfied on a timely basis.

2014 Annual Report and SEC Filings

Cyan’s financial statements for the year ended December 31, 2014 are included in its annual report on Form 10-K. Cyan’s annual report and this proxy statement/prospectus are posted on its website at http://investors.Cyan.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of Cyan’s annual report without charge by sending a written request to Investor Relations, Cyan, Inc., 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954.

*        *        *

The Cyan board of directors does not know of any other matters to be presented at the postponed annual meeting. If any additional matters are properly presented at the postponed annual meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

For purposes of the following discussion, the “merger” refers to the merger of Cyan and the Merger Sub with Cyan surviving as a wholly owned subsidiary of Ciena, immediately followed by the second step merger of Cyan with and into Ciena, considered together as a single integrated transaction for U.S. federal income tax purposes.

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Cyan common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published administrative interpretations and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws that may be applicable to specific individual circumstances, such as the potential application of alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Cyan common stock that hold their Cyan common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Cyan common stock in light of their individual circumstances or to holders of Cyan common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Cyan common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Cyan common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Cyan common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Cyan’s control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign or other tax laws and potential changes in those laws.

Tax Opinions

Pursuant to the merger agreement, Ciena has received an opinion from Hogan Lovells US LLP and Cyan has received an opinion from Wilson Sonsini Goodrich & Rosati, PC, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code. The tax opinions received by Ciena and Cyan are based on certain representations, covenants, and assumptions, as described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. It is also a condition to the obligation of each of Ciena and Cyan to complete the merger that their respective tax counsel confirm its opinion as of the closing date of the merger. Neither Ciena nor Cyan intends to waive this condition.

In rendering their respective opinions regarding the merger, tax counsel to Ciena and to Cyan have each relied upon on (1) representations and covenants made by Ciena and Cyan, including those contained in the merger agreement and in certificates of officers of Ciena and Cyan, and (2) specified assumptions, including an assumption that the merger will be completed in the manner contemplated by the merger agreement. In addition, in rendering their respective tax opinions tax counsel to Ciena and to Cyan have each assumed the absence of changes in existing facts or in law between the date of such opinions and the closing date of the merger. If any of the representations, covenants, or assumptions relied upon by tax counsel is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of counsel neither binds the Internal Revenue Service, the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither Ciena nor Cyan intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

General Tax Consequences of the Merger

Based on the tax opinions described above under “—Tax Opinions,” the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the anticipated material U.S. federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by Ciena or Cyan as a result of the merger;

•	except with respect to a U.S. holder of Cyan common stock who receives cash instead of a fractional share of Ciena common stock as set forth below, gain (but not loss) will be recognized by U.S. holders of Cyan common stock who receive Ciena common stock and cash in exchange for shares of Cyan common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Ciena common stock and cash received by a U.S. holder of Cyan common stock exceeds such U.S. holder’s basis in its Cyan common stock and (2) the amount of cash received by such U.S. holder of Cyan common stock;

•

the aggregate basis of the Ciena common stock received by a U.S. holder of Cyan common stock in the merger (including fractional shares of Ciena common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Cyan common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in Ciena common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in Ciena common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”);

•	the holding period of Ciena common stock received in exchange for shares of Cyan common stock (including fractional shares of Ciena common stock deemed received and redeemed as described below) will include the holding period of the Cyan common stock for which it is exchanged;

•	a U.S. holder of Cyan common stock who exercise dissenter’s rights and who, as a result, receives cash in respect of his or her Cyan common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Cyan common stock; and

•	a U.S. holder of Cyan common stock who receives cash instead of a fractional share of Ciena common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Ciena. As a result, such U.S. holder of Cyan common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.

U.S. holders that acquired different blocks of Cyan common stock at different times or at different prices should consult their own tax advisors about the tax consequences of the merger to them in light of their particular circumstances.

Taxation of Capital Gain

Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Cyan common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Cyan common stock for more than one year as of the date of the merger. For U.S. holders of Cyan common stock that are non-corporate holders, long-term capital gain generally will be taxed at a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Additional Considerations—Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Cyan common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant stockholder of Ciena or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Ciena after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely stock consideration rather than a combination of cash consideration and stock consideration in the merger. This could happen, for example, because of ownership of additional shares of Ciena common stock by such holder, ownership of shares of Ciena common stock by a person related to such holder or a share repurchase by Ciena from other holders of Ciena common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Cyan common stock, including the application of certain constructive ownership rules, holders of Cyan common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them, including the effects of U.S. federal, state or local, or foreign or other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Cyan common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Cyan common stock who receives Ciena common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Cyan common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Ciena common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the Cyan common stock surrendered and the fair market value of the Ciena common stock and cash received in the merger. A “significant holder” is a holder of Cyan common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of Cyan.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, Cyan stockholders will receive as part of the per share merger consideration shares of Ciena common stock. The following is a summary of certain differences between (i) the current rights of Cyan stockholders under the Cyan charter and the Cyan bylaws and (ii) the current rights of Ciena stockholders under the Ciena charter and the Ciena bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Cyan’s and Ciena’s governing documents, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus.

General

Ciena and Cyan are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Ciena stockholders and Cyan stockholders are both governed by the laws of the State of Delaware. As a result of the merger, Cyan stockholders who receive shares of Ciena common stock will become Ciena stockholders. Thus, following the merger, the rights of Cyan stockholders who become Ciena stockholders in the merger will continue to be governed by the laws of the State of Delaware, and will also then be governed by the Ciena charter and the Ciena bylaws.

Comparison of Stockholders’ Rights

The following is a comparison of certain rights of Cyan stockholders to the rights of Ciena stockholders. These differences arise from the governing documents of the two companies, including the Cyan charter and the Cyan bylaws and the Ciena charter and the Ciena bylaws. The summary set out below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of each of the Cyan charter, the Cyan bylaws, the Ciena charter and the Ciena bylaws. See the section entitled “Where You Can Find More Information” beginning on page 211 of this proxy statement/prospectus, for information on how to obtain a copy of these documents.

Ciena	Cyan
Authorized Capital Stock

Ciena is authorized to issue 310,000,000 shares, divided into two classes consisting of:

(i)     290,000,000 shares of common stock, par value $0.01 per share; and

(ii)    20,000,000 shares of preferred stock, par value $0.01 per share.

The Ciena board is authorized to issue the preferred stock in one or more series.

Cyan is authorized to issue up to 1,020,000,000 shares divided into two classes consisting of:

(i)     1,000,000,000 shares of common stock, par value $0.0001 per share; and

(ii)    20,000,000 shares of preferred stock, par value $0.0001 per share.

The Cyan board is authorized to issue the preferred stock in one or more series.

Voting Rights
Each Ciena stockholder represented at a meeting shall be entitled to cast one vote for each share of capital stock entitled to vote thereat by such stockholder. Such	Each Cyan stockholder represented at a meeting shall be entitled to cast one vote for each share of capital stock entitled to vote thereat by such stockholder.

Ciena	Cyan
votes may be cast in person or by proxy. For all matters other than the election of directors or matters for which a higher standard is otherwise provided, DGCL § 216 provides that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.	Such votes may be cast in person or by proxy. For all matters other than the election of directors or matters for which a higher standard is otherwise provided, DGCL § 216 provides that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.
Quorum

The Ciena bylaws provide that, at any meeting of Ciena stockholders, the holders of a majority in voting power of the total outstanding shares of stock of Ciena entitled to vote at such meeting, present in person or represented by proxy, will constitute a quorum.

The Cyan bylaws provide that, at any meeting of Cyan stockholders, the holders of a majority of the issued and outstanding shares of stock of Cyan entitled to vote at such meeting, present in person or represented by proxy, will constitute a quorum.

Stockholder Rights Plans

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Ciena currently has no stockholder rights plan.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Cyan currently has no stockholder rights plan.

Rights of Preferred Stock

The Ciena charter provides that the Ciena board may fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices, the liquidation preferences and the other preferences, powers, rights, qualifications, limitations and restrictions of any wholly unissued class or series of preferred stock and the number of shares constituting any such series and the designation thereof.

The Cyan charter provides that the Cyan board may fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices, liquidation preferences and the other preferences, powers, qualifications, limitations or restrictions of any wholly unissued series of preferred stock, participation, optional or other rights and the number of shares constituting any such series and the designation thereof.

No shares of Ciena preferred stock were outstanding as of the date of this proxy statement/prospectus.	No shares of Cyan preferred stock were outstanding as of the date of this proxy statement/prospectus.
Number of Directors

The Ciena charter and bylaws provide that the number of Ciena directors will be fixed from time to time exclusively by the Ciena board. There are currently nine members on the Ciena board.

The Ciena board is staggered into three classes of directors, whose terms expire at the third succeeding annual meeting of the Ciena stockholders after their election. Each class currently consists of three directors.

The Cyan charter and bylaws provide that the number of Cyan directors will be fixed from time to time solely by the Cyan board. There are currently seven members on the Cyan board.

The Cyan board is staggered into three classes of directors, whose terms expire at the third succeeding annual meeting of the Cyan stockholders after their election. Class I and Class II currently consist of two directors and Class III consists of three directors.

Ciena	Cyan
Election of Directors

The Ciena bylaws provide that, in the case of an uncontested election, each director be elected by the vote of a majority of the votes cast by holders of shares present in person or represented by proxy at the meeting. For this purpose, “a majority of the votes cast” means that the number of votes cast “FOR” a director’s election exceeds the number of votes cast “AGAINST” that director’s election. In the case of a contested election (i.e., an election in which the number of candidates exceeds the number of directors to be elected), however, directors will be elected by plurality vote.

As a condition of their nomination, incumbent directors and director nominees are required to submit to Ciena an irrevocable resignation that becomes effective only if (i) that person fails to receive a majority vote in an election; and (ii) the Ciena board accepts his or her resignation. Should any director fail to receive a majority of the votes cast in an uncontested election, the Ciena governance and nominations committee will consider the resignation and recommend to the Ciena board whether to accept or reject it, or whether other action should be taken.

Ciena’s principles of corporate governance provide that any director whose resignation is being considered is not permitted to participate in the recommendation of the Ciena governance and nominations committee or the decision of the Ciena board as to his or her resignation.

The Cyan bylaws provide that each director be elected by the vote of a plurality of the votes cast by holders of shares present in person or represented by proxy at the meeting.

A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable.

Filling Vacancies on the Board of Directors

The Ciena charter and bylaws provide that vacancies (other than vacancies caused by removal from office by a vote of stockholders) and newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of directors then in office, though less than a quorum. The chosen directors will hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

Vacancies in the Ciena board resulting from removal by the stockholders may be filled by a majority of the directors then in office, though less than a quorum, or by the stockholders at a special meeting of the stockholders held for that purpose.

The Cyan charter and bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of directors then in office, even if less than a quorum. The director so elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director was chosen and until his or her successor is elected.

The Cyan bylaws provide that vacancies resulting from resignation may be filled by a majority of directors then in office, including those who have so resigned, to be effective at a future date when such resignation becomes effective.

Ciena	Cyan
Cumulative Voting
The Ciena charter and the Ciena bylaws do not provide for cumulative voting.	The Cyan charter and the Cyan bylaws do not provide for cumulative voting.
Removal of Directors
The Ciena charter provides that any director or the entire board may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of Ciena entitled to vote generally in the election of directors, voting together as a single class.	The Cyan charter provides that a director may be removed from office by the Cyan stockholders only for cause.
Stockholder Nominations and Proposals

For annual meetings of stockholders, the Ciena bylaws provide that only stockholders of record (i) at the time the notice provided for below is delivered to Ciena’s Secretary, (ii) who are entitled to vote at the meeting and (iii) who comply with the notice procedures set forth in the charter, may nominate persons for election to the Ciena board or propose other business.

Ciena stockholders must deliver notice to the Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than (i) the close of business on the later of the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Ciena.

The notice must set forth certain information about the stockholder, any beneficial owner and the nominee or proposal, including, without limitation:

•    the name and address of such stockholder and any beneficial owner;

•    the class and number of shares that are owned beneficially and of record by the stockholder and any beneficial owner;

•    a representation that the stockholder is entitled to vote at the meeting and intends to attend the meeting to present the proposal or director nomination;

For annual meetings of stockholders, the Cyan bylaws provide that only stockholders of record (i) at the time the notice provided for below is delivered to Cyan’s Secretary, (ii) who are entitled to vote at the meeting and (iii) who comply with the notice procedures set forth in the charter, may nominate persons for election to the Cyan board or propose other business.

Cyan stockholders must deliver notice to the Secretary not later than the 45th day nor earlier than the 75th day prior to the first anniversary of the preceding year’s date on which Cyan first mailed its proxy materials or a notice of availability for the proxy materials, whichever is earlier, for the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than (i) the close of business on the later of the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Cyan.

The notice must set forth certain information about the stockholder, any beneficial owner and the nominee or proposal, including, without limitation:

•    the name and address of such stockholder and any beneficial owner;

•    the class and number of shares that are owned beneficially and of record by the stockholder and any beneficial owner;

Ciena	Cyan

•    whether the stockholder intends to conduct a proxy solicitation;

•    a description of any agreement, arrangement or understanding between the stockholder, any beneficial owner, any of their affiliates or other persons acting in concert with them, with respect to the nomination or proposal;

•    a description of any agreement, arrangement or understanding, including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares, entered into as of the notice date by, or on behalf of, the stockholder and any beneficial owner, the effect or intent of which is to mitigate loss, manage risk, benefit from share price changes, or increase or decrease voting power of the stock held by such person; and

•    with respect to any nominee, all information required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case as requiring pursuant to Regulation 14A under the Exchange Act, and a written consent from such nominee agreeing to being named in the proxy statement and serve if elected;

•    with respect to any proposal, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

For special meetings of stockholders, Ciena stockholders may nominate persons for election to the board but only in the event Ciena calls the special meeting for the purpose of electing one or more directors. In such case, the proposing stockholder must deliver the notice addressed above not earlier than the close of business on the 120th day prior to such special meeting and not later than (i) the close of business on the later of the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Ciena.

•    whether and the extent to which any hedging or other transactions have been entered into by, or on behalf of such stockholder or any beneficial owner, with respect to Cyan’s securities and a description of any agreement, arrangement or understanding, including any short positions or any borrowing or lending of shares, the effect or intent of which is to mitigate loss, manage risk, benefit from share price changes, or increase or decrease voting power of the stock held by such person;

•    any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

•    a statement whether either such stockholder or any beneficial owner will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal;

•    with respect to any nominee, all information required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case as requiring pursuant to Regulation 14A under the Exchange Act, and a written consent from such nominee agreeing to being named in the proxy statement and serve if elected; and

•    with respect to any proposal, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting.

For special meetings of stockholders, Cyan stockholders may nominate persons for election to the board in the event Cyan calls the special meeting for the purpose of electing one or more directors. In such case, the proposing stockholder must deliver the notice addressed above not later than (i) the close of business on the later of the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Cyan. A nominee will not be eligible if a stockholder or any beneficial owner takes action contrary to the representations made in the nominee solicitation statement applicable to such nominee or if the nominee solicitation statement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

Ciena	Cyan
Stockholder Action by Written Consent
Any action required or permitted to be taken by the stockholders of Ciena must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.	Any action required or permitted to be taken by the stockholders of Cyan must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.
Charter Amendments

The Ciena charter provides that Ciena reserves the right to amend or repeal any provision contained in the Ciena charter in the manner prescribed by the laws of the State of Delaware. The Ciena charter provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of Ciena entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the charter provisions regarding the election of directors, the powers of Ciena’s directors and stockholders, amendments to the charter, limitation on the liability of directors and indemnification of directors, officers, employees and agents under certain circumstances.

Pursuant to Section 242(b) of the DGCL, to amend the Ciena charter, the Ciena board must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment, subject to the higher voting thresholds noted in the preceding paragraph.

The Cyan charter provides that Cyan reserves the right to amend or repeal any provision contained in the Cyan charter in the manner prescribed by the laws of the State of Delaware. The Cyan charter provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of Cyan entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal certain charter provisions including those regarding the election of directors, the powers of Cyan’s directors and stockholders, amendment of the Cyan charter, special meetings and forum selection.

Pursuant to Section 242(b) of the DGCL, to amend the Cyan charter, the Cyan board must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment, subject to the higher voting thresholds noted in the preceding paragraph.

Bylaw Amendments
The Ciena charter provides that the Ciena board has concurrent power with the Ciena stockholders to alter, amend, change, add to or repeal the Ciena bylaws.

The Cyan Charter and bylaws provide that Cyan board has concurrent power with Cyan stockholders to adopt, amend or repeal the Cyan bylaws.

The Cyan bylaws provide that the Cyan bylaws may be adopted, amended or repealed by the Cyan stockholders; provided, however, that an affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding share of the capital stock of Cyan entitled to vote, voting together as a single class, is required for the amendment of

Ciena	Cyan
The Ciena charter provides that the Ciena bylaws may be amended or repealed, or new bylaws may be adopted, by an affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of all of the then outstanding shares of the capital stock of Ciena entitled to vote generally in the election of directors voting together as a single class, or by an affirmative vote of a majority of the total number of authorized directors.	certain bylaw provisions including those regarding meetings of stockholders, election of directors, indemnification of directors, officers, employees and agents under certain circumstances and amendment to the Cyan bylaws.
Special Meetings of Stockholders

The Ciena charter provides that the Ciena board may call special meetings of stockholders pursuant to a resolution adopted by a majority of the total number of authorized directors. In addition, the Ciena charter provides that holders of not less than ten percent of all of the shares entitled to cast votes at the meeting may call a special meeting of stockholders.

The Ciena bylaws provide that no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting for a special meeting of stockholders unless all of the stockholders are present in person or by proxy, in which case any and all business may be transacted at the meeting even though the meeting is held without notice.

The Cyan charter and bylaws provide that special meetings of stockholders may only be called by the Cyan board, the chairperson of the Cyan board and the chief executive officer or the president of Cyan. The Cyan charter specifically denies the ability of Cyan stockholders to call a special meeting.

The Cyan bylaws provide that no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting for a special meeting of stockholders.

Notice of Meetings of Stockholders
The Ciena bylaws provide that a written notice of each meeting of the stockholders will be given not less than 10 nor more than 60 days before the date of the meeting stating the place, if any, date and hour of the meeting, the means of remote communications, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	The Cyan bylaws provide that a written notice of each meeting of the stockholders will be given not less than 10 nor more than 60 days before the date of the meeting stating the place, if any, date and hour of the meeting, the means of remote communications, if any, the record date for determining the stockholders entitled to vote at the meeting if such date is different from the record date for determining stockholders entitled to notice of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
Proxies
The Ciena bylaws provide that a stockholder entitled to vote may vote in person or by proxy.	The Cyan bylaws provide that a stockholder entitled to vote may vote in person or by proxy.
Limitation of Personal Liability of Directors
The Ciena charter provides that a director of Ciena will not be personally liable to Ciena or its stockholders for monetary damages for breach of fiduciary duty as a	The Cyan charter provides that a director of Cyan will not be personally liable to Cyan or its stockholders for monetary damages for breach of

Ciena	Cyan
director, except for liability (i) for breach of the director’s duty of loyalty to Ciena or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.	fiduciary duty as a director, to the fullest extent permitted by the DGCL.
Indemnification of Directors and Officers

The Ciena charter provides that Ciena will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Ciena) by reason of the fact that such person is or was a director, officer, employee or agent of Ciena, or is or was serving at the request of Ciena in such capacity for another entity, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement incurred by such person if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Ciena, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Ciena will also indemnify any such person in connection with any action or suit by or in the right of Ciena, except that no indemnification is available for any claim, issue or matters as to which such person is adjudged to be liable to Ciena unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

To the extent that a director, officer, employee or agent of Ciena has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Ciena may advance expenses to directors, officers, employees and agents, provided that directors and officers undertake to repay amounts they to which they are not entitled.

Any indemnification (unless ordered by a court) shall be made by Ciena only as authorized in the specified case upon a determination that indemnification is proper in the circumstances because such person has met the

The Cyan charter and bylaws and provide that Cyan will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Cyan) by reason of the fact that such person is or was a director, officer, employee or agent of Cyan, or is or was serving at the request of Cyan in such capacity for another entity, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement incurred by such person if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Cyan, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Cyan will also indemnify any such person in connection with any action or suit by or in the right of Cyan, except that no indemnification is available for any claim, issue or matters as to which such person is adjudged to be liable to Cyan unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

To the extent that a director, officer, employee or agent of Cyan has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Cyan must advance expenses to current directors and officers in connection with a proceeding upon written request and receipt of an undertaking to repay any amount so advanced if it shall ultimately be determined that such person is not entitled to indemnification. Cyan may advance expenses to former directors and

Ciena	Cyan

applicable standard of conduct set forth in the charter. Such determination will be made (1) by the Ciena board by a majority vote of the quorum consisting of directors who were not parties to such action, suit or proceeding, (2) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the Ciena stockholders.

The Ciena charter provides that the foregoing indemnification provisions are not exclusive, and Ciena may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation.

officers and any other employees and agents, provided that they undertake to repay amounts they to which they are not entitled.

Cyan is not obligated to indemnify any person in connection with any proceeding (i) for which payment has actually been made on behalf of such person under any statute, insurance policy or otherwise, except with respect to any excess beyond the amount paid; (ii) for an accounting or disgorgement of profits pursuant to provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to settlement arrangements); (iii) for any reimbursement of Cyan by such person of any incentive-based or equity-based compensation or for any profits realized by such person from the sale of securities of Cyan, as required under the Exchange Act, if such person is held liable therefore; (iv) initiated by such person against Cyan or its directors, officers, employees, agents or other indemnitees, unless authorized by the Cyan board, required by applicable law or indemnified by Cyan in its sole discretion; or (v) if prohibited by applicable law.

The Cyan bylaws provide that the foregoing indemnification provisions are not exclusive, and Cyan may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation.

Forum Selection
The Ciena charter and Ciena bylaws do not contain a forum selection provision.	The Cyan charter provides that, unless Cyan consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain lawsuits.

APPRAISAL RIGHTS OF CYAN STOCKHOLDERS

General. If you hold one or more shares of Cyan common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Cyan stockholder awarded “fair value” for such stockholder’s shares by the court will receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Cyan common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, Cyan, not less than 20 days prior to the meeting, must notify each stockholder who was a Cyan stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. A holder of Cyan common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If, after the effective time, a holder of Cyan common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

How to Exercise and Perfect Your Appraisal Rights. Cyan stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	you must deliver to Cyan a written demand for appraisal before the vote on the adoption of the merger agreement at the postponed annual meeting and all demands for appraisal must be made by you, or in your name, fully and correctly, as your name appears in Cyan’s stock ledger, or, with respect to shares held in “street name” through a bank, brokerage firm or other nominee, you must have the owner of record submit the required demand in respect of those shares of common stock of record, and such demands must reasonably inform Cyan of your identity and your intention to demand appraisal of your shares of common stock;

•	you must continuously hold the shares from the date of making the demand through the effective time. You will lose your appraisal rights if you transfer the shares before the effective time; and

•	you or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Cyan stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Cyan common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Cyan common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears in the stock ledger. The demand must reasonably inform Cyan of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Cyan. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Cyan common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Cyan common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Cyan common stock as to which appraisal is sought. Where no number of shares of Cyan common stock is expressly mentioned, the demand will be presumed to cover all shares of Cyan common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Cyan common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Cyan common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Cyan, Inc.

Attention: Corporate Secretary

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

Ciena’s Actions After Completion of the Merger. If the merger is completed, the surviving corporation will give written notice of the effective time within 10 days after the effective time to you if you did not vote in favor of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Cyan common stock. Within 120 days after the effective time, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by you, demanding a determination of the value of the shares of Cyan common stock held by all dissenting stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Cyan has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another record holder of Cyan common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the proceedings. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Cyan common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Cyan common stock at the effective time held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger regarding future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that

“elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. Ciena does not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Cyan common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time, vote the Cyan shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Cyan shares as of a record date prior to the effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days. If you fail to perfect or withdraw or otherwise lose the appraisal right, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Cyan stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS

The legal validity of the shares of Ciena common stock offered hereby will be passed upon for Ciena by Hogan Lovells US LLP. Certain U.S. federal income tax consequences relating to the merger and the transactions contemplated by the merger agreement will be passed upon by Hogan Lovells US LLP for Ciena and by Wilson Sonsini Goodrich & Rosati, P.C., for Cyan.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this proxy statement/prospectus by reference to Ciena’s Annual Report on Form 10-K for the fiscal year ended October 31, 2014, have been so incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Cyan appearing in Cyan’s Annual Report (Form 10-K) for the year ended December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Cyan at the address identified below. Cyan will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Cyan, Inc., Attention: Corporate Secretary, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, Telephone (707) 735-2300.

STOCKHOLDER PROPOSALS

Cyan stockholders may present proper proposals for inclusion in Cyan’s proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to Cyan’s Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in Cyan’s proxy statement for its annual meeting of stockholders to be held in 2016, Cyan’s Corporate Secretary must have received the written proposal at Cyan’s principal executive offices not later than March 3, 2016. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Cyan, Inc.

Attention: Corporate Secretary

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

The Cyan bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in Cyan’s proxy statement. The Cyan bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) pursuant to Cyan’s proxy materials with respect to such meeting, (ii) by or at the direction of the Cyan board, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to Cyan’s Corporate Secretary, which notice must contain the information specified in the Cyan bylaws. To be timely for Cyan’s annual meeting of stockholders to be held in 2016, Cyan’s Corporate Secretary must have received the written notice at Cyan’s principal executive offices:

•	no earlier than April 17, 2016; and

•	no later than the close of business on May 17, 2016.

If the merger is completed prior to January 25, 2016, Cyan will not be an independent company and nominations will not be accepted. If a stockholder who has notified Cyan of his or her intention to present a proposal at an annual meeting does not present his or her proposal at such meeting, Cyan is not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates. Stockholders may propose director candidates for consideration by Cyan’s Nominating and Governance committee. Any such recommendations should include the nominee’s name and qualifications for membership on the Cyan board and should be directed to the Corporate Secretary of Cyan at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see “Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors.”

In addition, the Cyan bylaws permit stockholders to directly nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Cyan bylaws. In addition, the stockholder must give timely notice to Cyan’s Corporate Secretary in accordance with the Cyan bylaws, which, in general, require that the notice be received by Cyan’s Corporate Secretary within the time period described above under “Stockholder Proposals” for stockholder proposals that are not intended to be included in Cyan’s proxy statement.

Availability of Bylaws. A copy of the Cyan bylaws may be obtained by accessing Cyan’ filings on the SEC’s website at www.sec.gov. Stockholders may also contact Cyan’s Corporate Secretary at Cyan’s principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

Cyan and Ciena file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Cyan and Ciena file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Cyan and Ciena also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Cyan files with the SEC by going to Cyan’s Internet website at www.cyaninc.com. You may obtain free copies of the documents Ciena files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to the Investor Relations page on Ciena’s Internet website at www.ciena.com. The Internet website addresses of Cyan and Ciena are provided as inactive textual references only. The information provided on the Internet websites of Cyan and Ciena, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Cyan and Ciena to “incorporate by reference” into this proxy statement/prospectus documents Cyan and Ciena file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Ciena to register the shares of Ciena common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Cyan and Ciena can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Cyan and Ciena file with the SEC will update and supersede that information. Cyan and Ciena incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the postponed annual meeting.

Cyan:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (filed with the SEC on March 27, 2015);

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (filed with the SEC on May 13, 2015);

•	Current Reports on Form 8-K filed with the SEC on May 4, 2015, May 6, 2015, May 11, 2015, June 15, 2015 and June 17, 2015;

•	The description of Cyan common stock contained in Cyan’s Registration Statement on Form 8-A (File No. 001-35904) (filed with the SEC on May 1, 2013), including any subsequent amendment or report filed for the purpose of updating such description.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Cyan, without charge, by written or telephonic request directed to Cyan, Inc., Attention: Corporate Secretary, 1383 N. McDowell Blvd., Suite 300, Petaluma, California 94954, Telephone (707) 735-2300; or Okapi, Cyan’s proxy solicitor, by calling toll-free at (855) 305-0855; or from the SEC through the SEC website at the address provided above.

Ciena:

•	Annual Report on Form 10-K for the fiscal year ended October 31, 2014 (filed with the SEC on December 19, 2014);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended January 31, 2015 (filed with the SEC on March 12, 2015) and April 30, 2015 (filed with the SEC on June 10, 2015);

•	Current Reports on Form 8-K filed with the SEC on March 16, 2015, March 30, 2015, April 17, 2015 May 4, 2015, June 3, 2015 and June 16, 2015;

•	Definitive Proxy Statement for Ciena’s 2015 annual meeting filed with the SEC on February 11, 2014;

•	The description of Ciena common stock contained in Ciena’s Registration Statement on Form 8-A (File No. 001-36250) (filed with the SEC on December 20, 2013), including any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Ciena, without charge, by written or telephonic request to Ciena Corporation, 7035 Ridge Road, Hanover, Maryland 21076, Attention: Corporate Secretary, Telephone (410) 694-5700; or from the SEC through the SEC website at the address provided above.

Notwithstanding the foregoing, information furnished by Cyan or Ciena on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF CYAN COMMON STOCK AT THE POSTPONED ANNUAL MEETING. CYAN HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JUNE 30, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Directions to Cyan Headquarters

1383 N. McDowell Boulevard

Petaluma, California 94954

From San Francisco

•	Proceed North across the Golden Gate Bridge
•	Remain on Highway 101 northbound
•	Turn right on Old Redwood Highway (Exit 476) at the North end of Petaluma
•	Take the first right onto N. McDowell Boulevard
•	Turn into the first driveway on the right and you have arrived at Cyan headquarters
•	The postponed annual meeting will be held in a conference room on the 1st floor

From Santa Rosa

•	Go South on Highway 101
•	Take the Old Redwood Highway (Exit 476) at the North end of Petaluma
•	Turn left at the light and take the overpass across Highway 101
•	Take the first right onto N. McDowell Boulevard
•	Turn into the first driveway on the right and you have arrived at Cyan headquarters

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of May 3, 2015,

among

CIENA CORPORATION,

NEPTUNE ACQUISITION SUBSIDIARY, INC.

and

CYAN, INC.

Page

ARTICLE I
THE MERGER
SECTION 1.01	The Merger	A-1
SECTION 1.02	Closing	A-1
SECTION 1.03	Effective Time	A-2
SECTION 1.04	Effects of the Merger	A-2
SECTION 1.05	Certificate of Incorporation and Bylaws	A-2
SECTION 1.06	Tax Consequences	A-2
SECTION 1.07	Directors	A-2
SECTION 1.08	Officers	A-2

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE FUND; COMPANY EQUITY AWARDS

SECTION 2.01	Effect on Capital Stock	A-3
SECTION 2.02	Exchange Fund	A-4

ARTICLE III
REPRESENTATIONS AND WARRANTIES

SECTION 3.01	Representations and Warranties of the Company	A-6
SECTION 3.02	Representations and Warranties of Parent and Sub	A-25

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01	Conduct of Business	A-30
SECTION 4.02	No Solicitation	A-34

ARTICLE V
ADDITIONAL AGREEMENTS

SECTION 5.01	Preparation of the Proxy Statement; Annual Meeting	A-36
SECTION 5.02	Access to Information; Confidentiality	A-38
SECTION 5.03	Reasonable Best Efforts	A-39
SECTION 5.04	Benefit Plans	A-40
SECTION 5.05	Indemnification, Exculpation and Insurance	A-42
SECTION 5.06	Fees and Expenses	A-43
SECTION 5.07	Public Announcements	A-45
SECTION 5.08	Rule 16b-3	A-45
SECTION 5.09	Parent Consent	A-45
SECTION 5.10	Sub and Surviving Corporation Compliance	A-45
SECTION 5.11	Stock Exchange De-listing	A-45
SECTION 5.12	Litigation Cooperation	A-45
SECTION 5.13	Company Stock Options and Company Restricted Stock Units	A-46
SECTION 5.14	Company Warrants and Convertible Notes	A-47

ARTICLE VI
CONDITIONS PRECEDENT

SECTION 6.01	Conditions to Each Party’s Obligation to Effect the Merger	A-47
SECTION 6.02	Conditions to Obligations of Parent and Sub	A-48
SECTION 6.03	Conditions to Obligation of the Company	A-49
SECTION 6.04	Frustration of Closing Conditions	A-49

Page

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01	Termination	A-50
SECTION 7.02	Effect of Termination	A-51
SECTION 7.03	Notice of Termination	A-51
SECTION 7.04	Amendment	A-51
SECTION 7.05	Extension; Waiver	A-51

ARTICLE VIII
GENERAL PROVISIONS

SECTION 8.01	Nonsurvival of Representations and Warranties	A-51
SECTION 8.02	Notices	A-52
SECTION 8.03	Definitions	A-52
SECTION 8.04	Interpretation	A-58
SECTION 8.05	Consents and Approvals	A-59
SECTION 8.06	Counterparts	A-59
SECTION 8.07	Entire Agreement; No Third-Party Beneficiaries	A-59
SECTION 8.08	GOVERNING LAW	A-60
SECTION 8.09	Assignment	A-60
SECTION 8.10	Specific Enforcement; Consent to Jurisdiction	A-60
SECTION 8.11	WAIVER OF JURY TRIAL	A-61
SECTION 8.12	Severability	A-61

Annex I	Index of Defined Terms	A-I-1
Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 3, 2015, among CIENA CORPORATION, a Delaware corporation (“Parent”), NEPTUNE ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”) and CYAN, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable and resolved to recommend to its respective stockholders the adoption of, and the Board of Directors of Parent has unanimously approved, this Agreement, and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by Parent or Sub, (b) shares of Company Common Stock owned directly by any wholly owned Subsidiary of the Company or of Parent (other than Sub) and (c) the Appraisal Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain directors and officers of the Company who are stockholders of the Company are entering into voting agreements with Parent, substantially in the form attached hereto as Exhibit A (the “Voting Agreements”), pursuant to which such persons have agreed to vote all of their respective Company Common Stock beneficially owned by them in favor of, and to otherwise support, the Merger and the other Transactions and to vote against certain Takeover Proposals, subject to certain limitations set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain employees of the Company have entered into employment arrangements with Parent that will, in each case, become effective at the Closing; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent.

SECTION 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, as soon as reasonably practicable (but in any event no later than the second (2nd) Business Day) following satisfaction or (to the extent permitted by Law) waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) (provided that if such date occurs prior to August 3, 2015, the Closing shall not be required to take place prior to August 3, 2015), at the offices of Hogan Lovells US

LLP, 875 Third Avenue, New York, New York 10022; unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03 Effective Time. Subject to the provisions of this Agreement, upon the Closing, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 1.04 Effects of the Merger. The Merger shall have the effects set forth in applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

SECTION 1.05 Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time, subject to Section 5.05, to be identical to the certificate of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time (except as to the incorporator and the name of the Surviving Corporation, which shall be Cyan, Inc.) until thereafter changed or amended as provided therein or by applicable Law. The form of such amended certificate of incorporation of the Surviving Corporation is attached hereto as Exhibit B.

SECTION 1.06 Tax Consequences. For U.S. federal income tax purposes, the Merger and the Second Step Merger, considered together as a single integrated transaction, are intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Company, Parent and Sub will each be a party to the reorganization with the meaning of Section 368(b) of the Code.

SECTION 1.07 Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

SECTION 1.08 Officers. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE FUND;

COMPANY EQUITY AWARDS

SECTION 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of capital stock of the Company or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Sub Common Stock”).

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by Parent or Sub immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Restricted Stock Unit that become vested pursuant to Section 5.13(b) and shares issued or issuable upon the exercise or deemed exercise prior to the Effective Time pursuant to the Company Warrants, but excluding shares to be canceled in accordance with Section 2.01(b), and shares to remain outstanding in accordance with Section 2.01(e), and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right to receive merger consideration having a value at closing of 0.224 (“Aggregate Exchange Ratio”) shares of Parent Common Stock, determined as follows: (i) a number of shares of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the product of the (A) Aggregate Exchange Ratio multiplied by (B) the Stock Percentage (such product, the “Stock Consideration”); (ii) an amount of cash, without interest equal to the product of (A) the Aggregate Exchange Ratio multiplied by (B) the Cash Percentage multiplied by (C) the Closing Parent Stock Price (such product, the “Cash Consideration”); and (iii) any cash paid in lieu of fractional Parent Common Stock in accordance with Section 2.02(g) (together with the Cash Consideration and the Stock Consideration, subject to adjustment as provided in Section 2.01(g), the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared dividends or other distributions with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, without interest, in each case to be issued or paid in consideration therefor in accordance with Section 2.02(b).

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and such Appraisal

Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Subsidiary-Owned Shares. If any shares of Company Common Stock are owned directly by any wholly owned Subsidiary of the Company or of Parent (other than Sub), such shares shall remain outstanding, and no Merger Consideration shall be delivered in exchange therefor.

(f) Adjustments to Merger Consideration. The Merger Consideration and any payment contemplated by Sections 5.13 shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of the Company or of securities convertible into Company Common Stock and any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or event with respect to Company Common Stock or Parent Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(g) Second Step Merger. Immediately following the consummation of the Merger, the Surviving Corporation will be, and Parent shall cause the Surviving Corporation to be, merged with and into Parent (the “Second Step Merger”), and thereafter the separate existence of the Surviving Corporation will cease. Furthermore, if counsel are unable to render the tax opinions referred to in Section 6.02(e) or Section 6.03(d) with respect to the Merger and the Second Step Merger, considered together as an integrated transaction, as a result of the Merger and Second Step Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Percentage shall be reduced (and correspondingly the Stock Percentage shall be increased such that the sum of the Stock Percentage and the Cash Percentage remains 100%) to the minimum extent necessary in order to enable the relevant tax opinions to be rendered.

SECTION 2.02 Exchange Fund.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation to deposit, with the Exchange Agent (i) a number of shares of Parent Common Stock sufficient to pay the aggregate Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 2.01(c); and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(g). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to, (i) mail to each holder of shares of Company Common Stock as set forth on the books and records of the Company (other than shares to be canceled in accordance with Section 2.01(b), shares to remain outstanding in accordance with Section 2.01(e), and, except as provided in Section 2.01(d), the Appraisal Shares), materials advising such holder of the effectiveness of the Merger and the conversion of their shares of Company Common Stock into the right to receive the Merger Consideration and (ii) issue to each holder of shares of Company Common Stock the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, that number of whole shares of Parent Common Stock representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(g) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or 2.02(h), without interest thereon.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(h) and cash in lieu of any fractional shares payable pursuant to Section 2.02(g) paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock canceled pursuant to Section 2.01(c). At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time, other than registrations of transfers to reflect, with customary settlement procedures, trades effected prior to the Effective Time.

(d) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law.

(e) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Common Stock to receive the Merger Consideration as provided herein.

(f) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including to any holder of shares of Company Common Stock or any holder of a Company Stock Option or Company Restricted Stock Unit, such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable person, including a holder of the shares of Company Common Stock, or a holder of the Company Stock Option or Company Restricted Stock Unit, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(g) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each former holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly held by such holder that) would otherwise be entitled by (B) Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

(h) Distributions with Respect to Unexchanged Shares of Parent Common Stock. Holders of any Company Common Stock or Company Warrants shall be entitled to dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time and prior to the date the Merger Consideration is paid in respect of such Company Common Stock or Company Warrants in accordance with Section 2.02(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01 Representations and Warranties of the Company. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since April 4, 2013 (the “Reference Date”) by the Company and publicly available prior to the date of this Agreement (together with any publicly filed schedules or exhibits thereto, the “Company Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements) or (y) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Company has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where any failure to be so qualified or license would not be, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary except where any failure to be so qualified or licensed would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company and (ii) the type and amount of each outstanding equity security of such Subsidiary, and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other person in each such Subsidiary, and the jurisdiction of organization thereof. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions) (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on May 1, 2015 (the “Determination Date”), (A) 48,325,772 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held by the Company in its treasury, (C) 11,225,011 shares of Company Common Stock were subject to outstanding options (the “Company Stock Options”), (D) 5,449,976 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company restricted stock units (the “Company Restricted Stock Units”), and (E) no shares of Preferred Stock were issued or outstanding or held by the Company in its treasury. All shares of Company Common Stock that are issued and outstanding as of the Determination Date are uncertificated shares. Section 3.01(c)(i) of the Company Disclosure Letter sets forth, as of the Determination Date, the number of shares of Company Common Stock reserved for issuance under all Company warrants (the “Company Warrants”) and convertible notes, including the Company Convertible Notes (“Convertible Notes”), together with the exercise/conversion prices and exercise/conversion periods thereof. Except as set forth above (and except with respect to shares that are issuable with respect to the Convertible Notes and Company Warrants), as of the Determination Date the Company has no shares of Company Common Stock, shares of Company Preferred Stock, Company Warrants, Convertible Notes or other shares of capital stock or equity securities or instruments convertible or exchangeable into Company Common Stock outstanding, reserved for or subject to issuance, and the Company does not have any outstanding shares of Common Stock subject to vesting or other forfeiture conditions or rights or repurchase by the Company. There are no bonds, debentures, notes or other indebtedness of the Company that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(ii) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of any Liens. Section 3.01(c)(ii) of the Company Disclosure Letter sets forth, as of the Determination Date, a list of all record holders of the Company Warrants. No Subsidiary of the Company owns any shares of capital stock of the Company. Except for any obligations pursuant to this Agreement, as permitted by Section 4.01(a)(iv) or as otherwise set forth above, there were no options, warrants, rights (including, without limitation, preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking obligating the Company to issue any securities or (3) that give any person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than as described above or pursuant to the Company Stock Plans.

(iii) Section 3.01(c)(iii) of the Company Disclosure Letter sets forth, as of the Determination Date, a correct and complete listing of all outstanding Company Restricted Stock Units and Company Stock Options, setting forth the holder, grant date, number of shares of Company Common Stock underlying each such award and vesting schedule with respect to each award, and the exercise price with respect to each Company Stock Option. Each Company Stock Option (A) was granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per share equal to or greater than the fair market value on the date of such grant, (C) has a grant date identical to the date on which the Board of Directors of the Company or the compensation committee thereof actually awarded such Company Stock Option and (D) qualifies for Tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company’s reports, respectively.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval and the Company NYSE Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval and the Company NYSE Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Prior to the execution of this Agreement, the Board of Directors of the Company duly, validly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, (D) recommending that the stockholders of the Company adopt this Agreement and (E) recommending that the Stockholders of the Company approve the issuance of shares set forth as Proposals 2 and 3 of the Company’s proxy statement dated April 1, 2015 (the “April Proxy”) ((A), (B), (C), (D) and (E) being collectively referred to herein as the “Company Board Recommendations”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and compliance with the provisions of this Agreement and the consummation of the Transactions will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) any Specified Contract to which the

Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or subject to the filings and other matters referred to in Section 3.01(d)(iii), any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, except, in the case of clause (B) above, for any such breach, violation, default, creation or acceleration that would not be material to the Company and its Subsidiaries, taken as a whole.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and Proxy Statement and (y) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) SEC Documents; Financial Statements.

(i) The Company has filed or furnished all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished by the Company since the Reference Date (the “SEC Documents”). As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all correspondence with the SEC since the Reference Date and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) (the “Financial Statements”) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments has been or will be material in nature or amount). Except as reflected in the Financial Statements, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act).

(iii) Since the Reference Date, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, in each case except for any failure to be in compliance that would not be material to the Company and its Subsidiaries, taken as a whole.

(iv) The Company has timely filed or furnished and made available to Parent all certifications and statements required by Rule 13a-14 or Rule 15d-14 under the Exchange Act. The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) that are effective to reasonably ensure that material information required to be disclosed by the Company in the reports that it files under the Exchange Act, is made known to the chief executive officer and the chief financial officer of the Company in a manner that allows timely decisions regarding required disclosure. The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is effective in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures are made in accordance with the authorization of management, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the Company has (1) not received any complaints regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters, (2) not identified any currently existing material weaknesses in the design or operation of internal controls over financial reporting and (3) no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when due.

(v) There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(vi) Except (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2014 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014 or (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2014 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vii) To the Company’s Knowledge, (i) no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes Oxley Act.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Annual Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(g) Absence of Certain Changes or Events. From December 31, 2014 until the date of this Agreement, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice, (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(a)(i)-(iv), (vi)-(vii), (xiv), (xv), (xvii) or (xviii) and (iv) there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any tangible asset of the Company or any of its Subsidiaries which, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(h) Litigation. Section 3.01(h) of the Company Disclosure Letter sets forth a complete and correct list of each claim, action, suit or judicial, administrative or other proceeding or, to the Knowledge of the Company, investigation pending or threatened by or against the Company or any of its Subsidiaries. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries or any of their respective assets. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written, or the Knowledge of the Company, oral notice alleging any material non-compliance or violations of Law from, or any written, or to the Knowledge of the Company, oral notice of any actual or pending investigations by, any Governmental Entity. Neither the Company nor any of its Subsidiaries is subject to any settlement agreement or stipulation with respect to any legal, administrative, arbitral or other proceeding, claim, suit or action.

(i) Contracts. Section 3.01(i) of the Company Disclosure Letter sets forth (with specific reference to the subsection of this Section 3.01(i) to which such Contract relates) a complete and correct list, as of the date of this Agreement, of:

(i) (A) each Contract that would be required to be filed, but has not been filed, by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (B) any Contract with any current or former employee, director or officer of the Company or any of its Subsidiaries that (1) contains a non-competition, employee non-solicitation, or customer non-solicitation or non-interference provision, other than where the Company or its Subsidiaries are the beneficiary of such restrictive covenant; (2) relate to employees in the United States and cannot be terminated by the Company or any of its

Subsidiaries “at will”; (3) relate to employees outside the United States and has employment termination provisions that are materially more restrictive on the Company than Applicable Law except where such provisions are consistent with practice in the local employment market for individuals of comparable role and responsibilities or (4) contains a retention, change in control, change of control, transaction bonus, severance, golden parachute or similar provision;

(ii) each Contract that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any business of the Company or to compete with any person in any geographical area, or that by its terms restricts, the persons to whom the Company or any of its Subsidiaries may sell products or deliver services or that otherwise prohibits or limits the right of the Company or its Subsidiaries to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any software, components, parts or subassemblies;

(iii) each loan and credit agreement, mortgage, note, debenture, bond, indenture and other similar Contract pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries is outstanding or may be incurred, and each Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, other than any such Contract solely between or among any of the Company and any of its Subsidiaries;

(iv) each Contract under which the Company or any of its Subsidiaries paid more than $750,000 during the twelve (12) month period ended March 31, 2015 and, to the Company’s Knowledge, each Contract under which the Company would expect to make future payments exceeding $1,000,000 in the aggregate;

(v) [INTENTIONALLY OMITTED]

(vi) each Contract for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $500,000, except for acquisitions of supplies and acquisitions and dispositions of inventory in the ordinary course of business;

(vii) each Contract that provides for interest rate caps, collars or swaps, currency hedging or any other similar agreement to which the Company or any of its Subsidiaries is a party;

(viii) each Contract that relates to the voting or registration for sale under the Securities Act of any securities of the Company, other than the Voting Agreements;

(ix) each Contract that provides for the Company or any of its Subsidiaries to indemnify or hold harmless any employee, director or officer of the Company or any of its Subsidiaries, except for form indemnification agreements entered into by the Company’s directors and officers, which form has been provided to Parent;

(x) each Contract providing for the formation, creation, operation or management, with any third party, of any joint venture, strategic alliance, or partnership, other than reseller agreements entered into in the ordinary course of business pursuant to the Company’s reseller program, and other than the “Blue Orbit” marketing program;

(xi) each Contract that grants any put option, call option, right of first refusal or right of first offer or similar right with respect to any material assets or businesses of the Company and its Subsidiaries;

(xii) each Contract that contains (A) a “most favored nation” or (B) other term providing preferential pricing or treatment to a third party;

(xiii) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xiv) each Contract that represents any commitment or agreement to enter into any of the foregoing;

(xv) each Contract between the Company or any of its Subsidiaries and any of the top twenty (20) third-party customers (as measured by revenue) of the Company and the Company’s Subsidiaries, taken as a whole, for the twelve-month period ended March 31, 2015 (“Major Customers”); and

(xvi) each Contract between the Company or any of its Subsidiaries and any of the top twenty (20) third-party suppliers (as measured by amounts paid to such suppliers) of the Company and the Company’s Subsidiaries, taken as a whole, for the twelve-month period ended March 31, 2015 (“Major Suppliers”).

Each such Contract described in clauses (i) through (xvi) above, together with any other Contract (A) that was filed by the Company in its Annual Report on Form 10-K on March 27, 2015, or that would be required to be filed by the Company in its next Quarterly Report on Form 10-Q, as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K and (B) any Real Property Lease, is referred to herein as a “Specified Contract”. The Company has heretofore delivered or made available to Parent correct and complete copies of each Specified Contract, together with any and all amendments and supplements thereto and any “side letter” or similar documentation relating thereto. Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Specified Contract.

(j) Compliance with Laws; Authorizations; Regulatory Matters.

(i) The Company and each of its Subsidiaries are, and since the January 1, 2013 (or, if later, its respective date of formation or organization), have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, except for any failure to be in compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective Representatives are, and during the five (5) years prior to the date of this Agreement, have been in compliance with: (A) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”); (B) the provisions of the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”); and (C) the provisions of all applicable anti-bribery, anti-corruption and anti-money laundering laws. During the five (5) years prior to the date of this Agreement, the Company, its Subsidiaries and, to the Company’s Knowledge, their respective Representatives have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official, any political party or official thereof, any candidate for political office, or any other person for the purpose of corruptly influencing any act or decision of such person, official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation of the FCPA, the U.K. Bribery Act or any Laws described in clause (C). The Company and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the FCPA, the U.K. Bribery Act and other applicable anti-bribery, anti-corruption and anti-money laundering laws and (y) have maintained and will maintain such policies and procedures in force. Neither the Company nor any of its Subsidiaries has been cited or fined for non-compliance with the FCPA, the U.K. Bribery Act or any Laws described in clause (C) above. To the Knowledge of the Company, no proceeding or investigation with respect to any alleged non-compliance with the aforementioned Laws by Company or its Subsidiaries is pending or threatened. Neither the Company nor any of its Subsidiaries has made any disclosures (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or its Subsidiaries arising under or relating to the FCPA, the U.K. Bribery Act or any Laws described in clause (C) above.

(iii) Each of the Company and its Subsidiaries has (and since the January 1, 2013 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except with respect to each of the foregoing the absence of which, or the failure of which to be in full force and effect, is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and no suspension or cancelation of any Authorization is pending or threatened, except where such violation, default, suspension or cancelation is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(iv) To the Knowledge of the Company, the Company and its Subsidiaries are in compliance, and have been in compliance during the last five years, with all applicable U.S. and non-U.S. statutory and regulatory requirements concerning the exportation, re-exportation and importation or products, technology, technical data and services, including, without limitation: (A) the International Traffic in Arms Regulations (“ITAR”) (22 C.F.R. Part 120 et seq.); (B) the Export Administration Regulations (“EAR”) (15 C.F.R. Part 730 et seq.); (C) United States anti-boycott regulations administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the Internal Revenue Service; and (D) the economic sanctions laws, regulations and associated executive orders administered by the United States Departments of Treasury’s Office of Foreign Assets Control and the non-proliferation sanctions administered by the United States Department of State (collectively, the “Trade Control Laws”).

(v) The Company and its Subsidiaries are in compliance in all material respects, and have been in compliance in all material respect during the last five years, with all export and import reporting administered by the Census Bureau of the United States Department of Commerce.

(vi) During the past five years, the Company and its Subsidiaries have obtained from relevant Governmental Entities all required licenses, license exceptions, notices, waivers, approvals, orders, authorizations, registrations, declarations, and classifications required for the export, re-export, transfer and import of products, technology and services in accordance with the Trade Control Laws, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(vii) Neither the Company nor any of its Subsidiaries has been cited or fined for failure to comply with the Trade Control Laws and, to the Knowledge of the Company, no proceeding or investigation with respect to any alleged non-compliance with Trade Control Laws by Company or its Subsidiaries is pending or threatened.

(viii) Neither the Company nor any of its Subsidiaries has made any disclosures (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or its Subsidiaries arising under or relating to any Trade Control Laws.

(ix) This Section 3.01(j) does not relate to labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), Tax matters, which are the subject of Section 3.01(m) or environmental matters, which are the subject of Section 3.01(o).

(k) Labor and Employment Matters.

(i) Section 3.01(k)(i) of the Company Disclosure Letter sets forth a complete and correct list of the employee identification number, job title, base salary or wage rate, target incentive compensation (as applicable), commission rate (as applicable), bonus rate (as applicable) or commissions payments in the last two years, other compensation, accrued but unused paid leave balance, date of commencement of employment, work location, full time or part time status, exempt or non-exempt status, temporary or permanent status, status as a regular or leased employee, status as an active or inactive employee, and date of commencement of leave (as applicable) of each employee, officer, and director of the Company and all of its Subsidiaries as of the date of this Agreement. Section 3.01(k) of the Company Disclosure Letter sets forth a complete and correct list of all independent contractors, consultants, and leased employees of the Company and all of its Subsidiaries as of the date of this Agreement.

(ii) (A) Except as set forth in Section 3.01(k)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, works council or like organization, and there are not any union or other labor organizing activities concerning any employees of the Company or any of its Subsidiaries and (B) except as set forth in Section 3.01(k)(ii) of the Company Disclosure Letter there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (A) and (B), as of three (3) years prior to the date of this Agreement and, following the date of this Agreement. The consummation of the Transactions shall not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries.

(iii) Except as set forth in Section 3.01(k)(iii) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all Laws applicable to hiring, termination, collective bargaining, compensation, harassment, discrimination, and retaliation in employment, affirmative action, immigration, work authorization, terms and conditions of employment, payroll tax withholding and deductions, unemployment compensation, worker’s compensation, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants), privacy, records and files, social security contributions, wages, hours of work, occupational safety and health, and all other employment practices, except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.

(iv) (A) Except as set forth in Section 3.01(k)(iv) of the Company Disclosure Letter, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual and (B) except as set forth in Section 3.01(k)(iv) of the Company Disclosure Letter none of the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors, and in the case of both (A) and (B), except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.

(v) Except as set forth in Section 3.01(k)(v) of the Company Disclosure Letter, there are no actions, including audits, requests for information, investigations, complaints, charges, or claims with respect to any employees or independent contractors of the Company or any of its Subsidiaries pending with or threatened in writing by the Equal Opportunity Commission, the Department of Labor, the Internal Revenue Service, the National Labor Relations Board, or other federal, state or local governmental authority, that have or would be reasonably expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries, except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.

(vi) The Company and its Subsidiaries have not closed any plant or facility or effectuated any “mass layoff,” “relocation,” “plant closing,” or “termination” within the past six (6) years without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act of 1988, as amended (and any similar state or local statutes, rules or regulations). As of the date hereof, no current executive has given notice, and no current employee or group of employees has given notice in writing of termination of employment with the Company or any of its Subsidiaries.

(l) Employee Benefit Matters.

(i) Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Benefit Plan in effect as of the date of this Agreement (other than agreements with individual employees and consultants on forms that have previously been made available to Parent, including offer letters, employment agreements, consulting agreements, non-disclosure agreements and equity grant agreements). With respect to each material Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendments thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) the most recent summary plan description together with the summary or summaries of all material modifications thereto, (D) each trust, insurance, annuity or other funding Contract related thereto, (E) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (F) the two most recent U.S. Internal Revenue Service (“IRS”) determination letter, (G) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any) and (H) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan. The Company does not have any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or other applicable Law, and there has been no amendment to, or modification of, or written interpretation or announcement by the Company regarding any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to such Company Benefit Plan as reflected in the financial statements included in the SEC Documents for the fiscal year ended December 31, 2014.

(ii) Except for instances that have not and would not reasonably be expected to, individually or in the aggregate, result in any material liability, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations, (D) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (E) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans.

(iii) With respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or threatened relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) there are no pending or threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Entity that, in each of clauses (A) or (B), has resulted in or would reasonably be expected to, individually or in the aggregate, result in any material liability.

(iv) None of the Company, any of its Subsidiaries nor any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any (A) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (B) single-employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA or (C) a “multiple employer welfare plan” within the meaning of Section 3(40) of ERISA, and in each case, no fact or event exists that would give rise to any such liability.

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws).

(vi) Each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion letter issued by the IRS, and (A) as of the date of this Agreement, no revocation of any such determination or opinion letter has been threatened in writing and (B) nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) give rise to the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(viii) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(ix) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(x) Section 3.01(l)(x) of the Company Disclosure Letter separately identifies each Company Benefit Plan which is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States (each, a “Non-U.S. Company Benefit Plan”). As of the date hereof, there is no pending or, to the Company’s Knowledge, threatened litigation involving any Non-U.S. Company Benefit Plan, except as would not reasonably be expected to, individually or in the aggregate, result in any material liability. Except as would not reasonably be expected, individually or in the aggregate, to result in any material liability, each Non-U.S. Company Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization in all material respect and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded and/or book-reserved, each Non-U.S. Company Benefit Plan is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. With respect to any Non-U.S. Company Benefit Plan maintained in the United Kingdom, (1) the United Kingdom Pensions Regulator has not issued and, to the Company’s Knowledge, does not intend to issue any restoration order, financial support direction or contribution notice against the Company or any of its Subsidiaries, (2) neither the Company nor any of its Subsidiaries has ceased to participate in any occupational pension scheme or otherwise become liable to pay any debt, or has entered into an arrangement which might be construed as a compromise or a reduction of a statutory debt, in each case under sections 75 or 75A of the Pensions Act 1995 (or its predecessor, section 144 of the U.K. Pension Schemes Act 1993), and (3) no acts, omissions or other events have, to the Company’s Knowledge, been reported to the U.K. Pensions Regulator under sections 69 or 70 of the Pensions Act 2004.

(m) Taxes.

(i) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(ii) All Taxes of the Company and its Subsidiaries, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid.

(iii) Neither the Company nor any of its Subsidiaries has been subject to a written claim by a taxing jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(iv) There are no Tax liens other than Permitted Liens on the assets of the Company or any of its Subsidiaries.

(v) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Entity to the extent required by applicable Law).

(vi) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there has been no request by a Governmental Entity to execute such a waiver or extension.

(vii) No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return involving a material amount of Taxes of the Company or any of its Subsidiaries is currently in progress, or, to the knowledge of the Company and its Subsidiaries, threatened.

(viii) No deficiency for Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(ix) The Company has delivered or made available to Parent correct and complete copies of (A) all income and all other material Tax Returns of the Company and its Subsidiaries for the preceding three taxable years and (B) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries.

(x) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any deduction in calculating, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign income Tax Law) undertaken or created by the Company or any of its Subsidiaries on or prior to the Closing Date; (E) deferred gains arising prior to the Closing Date; or (F) deferred cancellation of indebtedness income realized prior to the Closing Date.

(xi) None of the Company or any of its Subsidiaries is, or will be at Closing, (x) a party to any Tax allocation, Tax sharing, Tax indemnity or similar arrangement with respect to Taxes of any other person or (y) has or will have any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(xii) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of any Financial Statements of the Company furnished to Parent pursuant to Section 3.01(e), exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such Financial Statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(xiii) The Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five-year period ending on the Closing Date.

(xiv) Neither the Company nor any of its Subsidiaries has been, within the past two years, a party to any transaction to which Section 355 of the Code applies.

(xv) Neither the Company nor any of its Subsidiaries has, during any taxable year for which the statute of limitations for the assessment or collection of Taxes has not closed, participated in a “reportable transaction” that gave rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(xvi) The Company makes no representations regarding the amount of, or potential limitations on, its net operating loss carryforwards and other similar tax attributes.

(xvii) The Company is not aware of any agreement, plan, fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Intellectual Property.

(i) Section 3.01(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of Company Registered IP.

(ii) The Company and each of its Subsidiaries have complied with such requirements of the United States and foreign patent offices and all other applicable Governmental Entities as are required to maintain such Company Registered IP in full force and effect, except with respect to any Company Registered IP that the Company chose to abandon. Each material item of Company Registered IP is, to the Knowledge of the Company not invalid or unenforceable, and is owned solely by the Company or its Subsidiaries free and clear of any Liens other than Permitted Liens and licenses granted pursuant to the Contracts set forth in Section 3.01(n)(ix) of the Company Disclosure Letter.

(iii) The Company and each of its Subsidiaries is in compliance with and is not in breach or default under, and has not received written notice, in the three (3) year period prior to the date hereof, that it is in breach or default under, any of the terms or conditions of any Contract pursuant to which the Company is or was granted any rights to any Licensed Intellectual Property incorporated into any Company Product.

(iv) To the Knowledge of the Company, neither the Company Products nor the activities of the Company and its Subsidiaries infringe, misappropriate, or otherwise violate any other person’s rights in Intellectual Property under any applicable Law where such infringement could reasonably be expected to result in material liability to the Company and its Subsidiaries. No written claims (A) challenging the validity, enforceability or ownership by the Company or any of its Subsidiaries of any of the Company Intellectual Property, or (B) asserting that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any Company Products by the Company or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any person, have been asserted in writing against the Company or any of its Subsidiaries during the three (3) year period immediately preceding the date hereof, nor has Company received notice (including cease and desist letters or invitations to a patent license) that any such claim currently is contemplated. To the Knowledge of the Company, there is no unauthorized use, infringement, or misappropriation of any Company Intellectual Property by any person.

(v) The Company and each of its Subsidiaries has, and uses reasonable commercial efforts to enforce, policies requiring all persons (including each current, former, or retired employee, officer, independent contractor and director of the Company and each of its Subsidiaries), involved in the development of material Company Intellectual Property, to execute written assignments of any such Company Intellectual Property to the Company or its Subsidiaries, as applicable.

(vi) Except with respect to the Company’s contributions of Source Code as Publicly Available Software, APIs, and other Source Code disclosed in the ordinary course of business subject to written agreements restricting the use thereof, neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other person any Source Code embodying any Company Intellectual Property, and no other person has the right, contingent or otherwise, to obtain access to or use any such Source Code. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Source Code to any person who is not, as of the date of this Agreement, an employee, officer, independent contractor or director of the Company or its Subsidiaries.

(vii) The Company and each of its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of its trade secrets or other confidential or proprietary information that it intended to maintain as confidential.

(viii) To the Knowledge of the Company, the Company Products do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any Software or hardware therein. To the Knowledge of the Company, none of the Company Products contains any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the Software therein or any portion thereof to be erased, inoperable or otherwise incapable of being used.

(ix) Section 3.01(n)(ix) of the Company Disclosure Letter sets forth a list of all Contracts entered into in the three (3) year period prior to the date hereof pursuant to which the Company or its Subsidiaries

(A) have granted rights in Intellectual Property to a third person (other than (1) Contracts for the licensing of Publicly Available Software; (2) Contracts pursuant to which the Company grants non-exclusive licenses to Company Intellectual Property to end users of the Company Products in the ordinary course of business; and (3) Contracts that do not substantially differ from the Company’s forms therefor), or (B) received a license or right to use any Licensed Intellectual Property (other than (i) Contracts for the licensing of: Publicly Available Software, third-party Software that is licensed pursuant to a non-exclusive, internal-use license, shrink-wrap, click-wrap or similar agreement, or other Software that is generally available on a commercial basis from third parties; (ii) Contracts with the Company’s employees; and (iii) Contracts that do not substantially differ from the Company’s forms therefor).

(x) Neither the Company nor any of its Subsidiaries has used any Publicly Available Software in any manner that would (i) require the disclosure or distribution in Source Code form of any Company Products, Company Intellectual Property or any portion thereof, (ii) require the licensing of any Company Products, Company Intellectual Property or any portion thereof (other than the Publicly Available Software component itself) under any Publicly Available Software License, or (iii) impose any other material limitations, restrictions or condition on the right of the Surviving Corporation to use or distribute any Company Products, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, to the extent the Company includes any Publicly Available Software in any Company Product, it does so in compliance with the terms of the applicable Publicly Available Software License.

(xi) Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Company Intellectual Property to any other person.

(xii) No funding, facilities or personnel of any educational institution or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property. To the Knowledge of the Company, the Company and each of its Subsidiaries is not a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property that is material to the Company and its Subsidiaries taken as a whole.

(xiii) Except as restricted under applicable Trade Control Laws, there is no governmental or regulatory prohibition or restriction on the use of any material Company Intellectual Property in any jurisdiction in which the Company or any of its Subsidiaries currently conducts business or on the export or import of any of the Company Products from or to any such jurisdiction.

(xiv) Each of the Company and its Subsidiaries has sufficient rights to use all IT Assets, all of which rights shall survive unchanged following the consummation of the transactions contemplated hereby. The Company and its Subsidiaries have taken commercially reasonable measures in an effort to protect the integrity and security of IT Assets against any unauthorized use, access, interruption, modification, or corruption. The IT Assets operate and perform in all material respects in a manner that permits the Company and each of its Subsidiaries to conduct its business as currently conducted and, to the Knowledge of the Company, no person has gained unauthorized access to any IT Asset during the three (3) years immediately preceding the date hereof in a manner that has resulted or could reasonably be expected to result in material liability to the Company or its Subsidiaries. Each of the Company and its Subsidiaries has implemented commercially reasonable backup and disaster recovery technology processes and facilities.

(xv) Neither this Agreement, nor the Transactions will result in the grant of any right or license to any material Company Intellectual Property to any person pursuant to any Contract to which the Company or any of its Subsidiaries is a party.

(o) Environmental Matters. Except for those matters that would not be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries is and has at all times been in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has any liability under, any Environmental Law; (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in full force and effect; (iii) there are no claims, suits, actions, notices of potential liability, notices of violation, or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) Hazardous Materials are not, except in compliance with Environmental Law and as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries, and the Company has not caused any, and to the Company’s Knowledge, there have been no, releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in liability or give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws; and (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements or has assumed, by contract, operation of law or otherwise, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws that would reasonably be expected to result in liability or give rise to a claim by such person against the Company or any of its Subsidiaries. The Company has made available to Parent copies of all environmental reports, assessments and any material environmental documents in its possession or control relating to the Company, its Subsidiaries and their current and former properties and operations.

(p) Insurance. The Company or its Subsidiaries maintain all policies of fire and casualty, liability, employment practices, directors and officers, and other forms of insurance in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Company’s and its Subsidiaries’ businesses in all material respects. As of the date of this Agreement, all such insurance policies are in full force and effect, and, to the Knowledge of the Company, no notice of cancelation has been given with respect to any such policy, and there is no existing default or event that, with the giving of notice or laps of time or both, would constitute a default by any insured thereunder.

(q) Voting Requirements. (i) The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Annual Meeting or any adjournment or postponement thereof to adopt this Agreement is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement (the “Company Stockholder Approval”) and (ii) the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock present or represented by proxy at the Annual Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the issuances of Company Common Stock upon conversion of the Company Convertible Notes and exercise of the Company Warrants, including approval of such issuances to certain affiliates of the Company (the “Company NYSE Stockholder Approval”).

(r) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(h), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions, and no “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Company Common Stock, this Agreement, the Merger or the other Transactions.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or similar advisor, other than Jefferies LLC and Houlihan Lokey Capital, Inc. is entitled to any broker’s, finder’s or financial advisor’s fee or similar commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. A true and correct copy of the engagement letters entered into by the Company with Jefferies LLC and Houlihan Lokey Capital, Inc. pursuant to which such fees and expenses are to be paid has been delivered to Parent prior to the date of this Agreement, and such engagement letter has not been subsequently modified, amended, supplemented or waived.

(t) Opinions of Financial Advisors.

(i) The Company Board has received the opinion of Jefferies LLC to the effect that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to holders of Company Common Stock, a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(ii) The Company Board has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(u) Customers and Suppliers.

(i) Section 3.01(u)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Major Customers and the amount of consideration paid to the Company and the Company’s Subsidiaries by each Major Customer during the applicable period. To the Company’s Knowledge, during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has received any notice from any Major Customer indicating that it intends to cancel, terminate or otherwise adversely modify its relationship with the Company or the Company’s Subsidiaries.

(ii) Section 3.01(u)(ii) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Major Suppliers and the amount paid to each Major Supplier by the Company and the Company’s Subsidiaries during the applicable period. To the Company’s Knowledge, during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has received any notice from any Major Supplier indicating that it intends to cancel, terminate or otherwise adversely modify its relationship with the Company or the Company’s Subsidiaries.

(v) Title to Properties.

(i) Section 3.01(v)(i) of the Company Disclosure Letter contains a true and complete list of the street addresses of all real property currently owned by the Company or any of its Subsidiaries (collectively, “Owned Real Property”).

(ii) Section 3.01(v)(ii) of the Company Disclosure Letter contains a true and complete list of the street addresses of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”), including without limitation all such office space, storage space, laboratory space, warehouse space and parking areas used or occupied by the Company or any Subsidiary. Section 3.01(v)(ii) of the Company Disclosure Letter accurately lists, below each such street address, all of the following instruments and agreements with respect to any material Leased Real Property (collectively, the “Real Property Leases”):

(a) all of the written instruments and agreements for the leasing, rental or occupancy of all or any portion of any of the Leased Real Property; and

(b) all amendments, modifications, supplements, waivers, renewals and extensions thereof.

(iii) The Company or one of its Subsidiaries has good and valid title to all Owned Real Property and the Company and its Subsidiaries have good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of their other material tangible properties and assets, free and clear of all Liens except Permitted Liens.

(iv) The Company or one of its Subsidiaries is the lessee or sublessee of all Leased Real Property. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all Real Property Leases.

(v) There are no guaranties, letters of credit or other instruments or agreements guaranteeing or otherwise securing any of the lessee’s obligations under any of the Real Property Leases except as expressly provided in such Real Property Leases.

(w) Privacy and Data Security.

(i) Each of the Company’s and its Subsidiaries’ receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Protected Information has complied, and complies in all material respects with (A) any privacy- or data security-related provisions of agreements or contracts to which the Company or a Subsidiary is party, (B) applicable privacy and data security Laws, and (C) applicable policies and procedures adopted by the Company or a Subsidiary relating to Protected Information, including any privacy policy made available by the Company or a Subsidiary. Each of the Company and its Subsidiaries has adopted commercially reasonable policies and procedures relating to privacy, data protection, data security and the collection and use of Protected Information gathered or accessed in the course of the operations of the Company and its Subsidiaries.

(ii) Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there has been no data security breach of any IT Assets or unauthorized access, use or disclosure of any Protected Information owned, transmitted, stored, received, or controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, use or disclosure of Protected Information that would constitute a breach for which notification to individuals, customers or Governmental Entities is required under any applicable privacy and data security Laws or contracts or agreements to which the Company or any of its Subsidiaries is a party.

(iii) The IT Assets have not materially malfunctioned or failed since January 1, 2013. The IT Assets do not contain any viruses, bugs, vulnerabilities, faults or other devices or effects that could (i) enable or assist any person to access without authorization the IT Assets or any information in the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in their documentation. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities.

(x) Conflict Minerals. The Company and its Subsidiaries are, and since the Reference Date have been, in compliance in all material respects with all applicable U.S. federal securities laws regarding conflict minerals, including Rule 13p-1 under the Exchange Act (17 CFR Part 240, § 240.13p-1) and any applicable written standards, requirements, directives or policies of the SEC or any other Governmental Entity relating thereto (the “Conflict Minerals Rule”). Neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity or any third person that alleges that Company or any of its Subsidiaries has failed to perform the due diligence or make the reports or disclosures required by the Conflict Minerals Rule or has submitted any false and misleading statements in its Form SD or Conflict Minerals Report. The Company has no Knowledge that conflict minerals necessary to the functionality or production of products it manufactures or contracts to manufacture originated from the Democratic Republic of the Congo or an adjoining country that would require the Company to file a Conflict Minerals Report as an Exhibit to a Form SD on the date hereof. The Company has made available to Parent a true and complete copy of the conflict minerals policies of the Company and its Subsidiaries and all written communications and correspondence with suppliers and customers relating to conflict minerals since the Reference Date.

SECTION 3.02 Representations and Warranties of Parent and Sub. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since the Reference Date by Parent and publicly available prior to the date of this Agreement (together with any publicly filed schedules or exhibits thereto, the “Parent Filed SEC Documents”) (without giving effect to any amendment to any such Parent Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements) or (y) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and the comparable organizational documents of each of its Subsidiaries and each other person in which Parent owns, directly or indirectly, any equity interest, in each case amended to and in effect as of the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 290,000,000 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the Determination Date, (A) 117,695,169 shares of Parent Common Stock were issued and outstanding (which number includes no shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent (such shares, together with any similar shares issued after May 1, 2015, the “Parent Restricted Stock”)), (B) no shares of Parent Common Stock were held by Parent in its treasury, (C) 1,079,646 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s Employee Stock Purchase Plan (such plan, the “Parent ESPP”)) to acquire shares of Parent Common Stock from Parent (the “Parent Stock Options”), (D) 5,293,414 shares of Parent Common Stock were issuable upon settlement or vesting of outstanding, restricted stock unit awards or performance stock unit awards (based on achievement of performance targets at the maximum level) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock, (E) 530,405 shares of Parent Common Stock were subject to outstanding rights under the Parent ESPP, (F) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury, (G) 197,622 shares of Parent Common Stock subject to deferral instructions under Parent Director’s Restricted Stock Deferral Plan and (H) 39,661,164 shares of Parent Common Stock reserved for issuance under all Parent convertible notes, plus such number of shares of Parent Common Stock issuable under conversion adjustments as set forth in the applicable indentures. Except as set forth above, as of the Determination Date, Parent has no shares of Parent Common Stock, Parent Preferred Stock or other shares of capital stock reserved for and subject to issuance.

Except as set forth above, at the close of business on May 1, 2015, no shares of capital stock or other voting securities of Parent were issued or outstanding. All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of any Liens.

(ii) Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Determination Date, there were no options, warrants, rights (including, without limitation, preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, Parent or of any of its Subsidiaries or (2) that give any person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary, other than as described above or pursuant to the Parent Stock Plans.

(iii) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01(c), (A) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Parent Certificate of Incorporation or the Parent Bylaws or other equivalent organizational documents or any agreement to which Parent is a party or is bound, (B) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable “blue sky” Laws and (C) will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(c) Authority; Noncontravention.

(i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation by Parent and Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, subject, in the case of the Merger only, to the delivery by Parent of the written consent, as sole stockholder of Sub, referenced in Section 5.09. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) The execution, delivery and performance by Parent and Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub or any of their respective Subsidiaries under, any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the comparable organizational documents of any of their respective Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and (y) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent SEC Documents; Financial Statements.

(i) Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2013 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments has been or will be material in nature or amount). Except as reflected in the Parent Financial Statements, neither Parent nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act).

(iii) Since January 1, 2013, subject to any applicable grace periods, Parent has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, in each case except for any failure to be in compliance that would not be material to Parent and its Subsidiaries, taken as a whole.

(iv) Parent has timely filed or furnished and made available to the Company all certifications and statements required by Rule 13a-14 or Rule 15d-14 under the Exchange Act. Parent maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) that are effective to reasonably ensure that material information required to be disclosed by Parent in the reports that it files under the Exchange Act, is made known to the chief executive officer and the chief financial officer of Parent in a manner that allows timely decisions regarding required disclosure. Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is effective in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that material receipts and expenditures are made in accordance with the authorization of management, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that would materially affect Parent’s financial statements. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (y) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date of this Agreement, to the Knowledge of Parent, Parent has not received any complaints regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters. To the Knowledge of Parent, Parent has not identified any currently existing material weaknesses in the design or operation of internal controls over financial reporting. To the Knowledge of Parent, there is no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when due.

(v) Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2014 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014 or (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2014 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Annual Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act.

(f) Absence of Certain Changes or Events. From December 31, 2014 to the date of this Agreement, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business and (iii) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(b)(i)-(iii) or (v).

(g) Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. Parent owns, beneficially and of record, all of the outstanding shares of capital stock of Sub, free and clear of all Liens.

(h) Ownership of Company Common Stock. Except for the Voting Agreements, none of Parent, Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock. Neither Parent nor Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

(i) Litigation. There is no material suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent or Sub, threatened against, or governmental or regulatory investigation of, Parent or Sub or any of their respective Subsidiaries that is or would reasonably be expected to be, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.

(j) Compliance with Laws. Each of Parent and its Subsidiaries is in material compliance with (and since the Reference Date or, if later, its respective date of formation or organization, has been in material compliance with) all Laws applicable to their respective businesses or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of Parents and its Subsidiaries). Each of Parent and its Subsidiaries has (and since January 1, 2013 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent, no suspension or cancelation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancelation would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(k) Voting Requirements. (i) No vote of the stockholders of Parent is required by Law, the Parent’s Certificate of Incorporation or the Parent Bylaws or otherwise in order for Parent to consummate the Transactions; and (ii) the affirmative vote of holders of a majority of the outstanding shares of Sub Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock of Sub necessary for Sub to adopt this Agreement and approve and consummate the Transactions.

(l) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Morgan Stanley, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Sub.

(m) Transactions with Related Parties. Since December 31, 2014 until the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K under the Securities Act as promulgated by the SEC in a proxy statement for an annual meeting of stockholders.

(n) Financial Capability. Parent has and will have, and will cause Sub to have, prior to the Effective Time, sufficient funds to pay the aggregate Cash Consideration, any fractional share consideration for all outstanding shares of Company Common Stock and Company Warrants and all amounts payable in cash pursuant to Section 2.01, each as contemplated by this Agreement and all fees and expenses related thereto and to perform the other obligations of Parent and Sub contemplated by this Agreement.

(o) Tax Free Treatment. Parent is not aware of any agreement, plan, fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01 Conduct of Business.

(a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and key employees and to preserve its relationships with Governmental Entities and significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;

(ii) (A) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (B) enter into any agreement with respect to the voting of its capital stock;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans (C) the acquisition by the Company of Company Stock Options and Company Restricted Stock Units in connection with the forfeiture of such awards (D) as required pursuant to the terms of the Company Convertible Notes or Company Warrants;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) upon the exercise of Company Stock Options that are outstanding as of the date hereof, (B) upon the vesting or settlement of Company Restricted Stock Units granted under the

Company Stock Plans prior to the date hereof, (C) as required to comply with the Company Benefit Plans in effect on the date of this Agreement and (D) as required pursuant to the terms of the Company Convertible Notes or Company Warrants;

(v) amend the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company;

(vi) other than (A) acquisitions of inventory or assets in the ordinary course of business consistent with past practice, (B) transactions solely between or among the Company and its Subsidiaries or (C) making or committing to any capital expenditures in compliance with Section 4.01(a)(x), acquire any business, assets or other property, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise;

(vii) sell, license, lease, transfer, assign, divest, cancel, abandon, allow to lapse, or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company and Company Intellectual Property), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Company Intellectual Property in the ordinary course of business consistent with past practice, and (C) the settlement of claims permitted under subsection (xi) below;

(viii) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company);

(ix) (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, other than pursuant to the terms of the Company Convertible Notes, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any capital leases or “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”); or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to any of the direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business, or (2) advances of routine business and travel expenses to employees or advances to suppliers in the form of prepayment of expenses, in each case under this clause (2) in the ordinary course of business and in accordance in all material respects with the terms of the applicable policy as in effect as of the date hereof;

(x) make or authorize any capital expenditures other than in the aggregate amount, and in the specific aggregate amounts by category of expenditure, set forth in the 2015 written Capital Expenditure Budget provided to Parent prior to the date of this Agreement (for the avoidance of doubt, such aggregate amounts shall be determined in reference to the full period between the signing of this Agreement and the Closing Date, and shall not be limited to any particular monthly or quarterly periods set forth in such Capital Expenditure Budget);

(xi) (A) settle or compromise any claim with a Governmental Entity or any other claim, investigation, proceeding or litigation, in each case threatened, made or pending against the Company or any of its Subsidiaries, other than (i) the settlement of claims, investigations, proceedings or litigation for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the SEC Documents and (ii) the settlement of claims, investigations, proceedings or litigation (other than the Scheduled Litigation) which (x) does not include the payment of money in excess of $1,000,000 in the aggregate and (y) does not impose any other material obligations on the Company;

(xii) except as required pursuant to: (i) the terms of any Company Benefit Plan in effect on the date of this Agreement or (ii) applicable Law, (A) grant to any director, officer or employee of the Company or any of its Subsidiaries any increase in compensation or employee benefits, (B) grant to any present or former director, officer or employee of the Company or any of its Subsidiaries any severance or termination pay, or increase in severance or termination pay, (C) enter into any employment, consulting, severance, termination or similar agreement with any present or former director, officer or employee of the Company or any of its Subsidiaries, (D) pay any bonus to any present or former director, officer or employee of the Company or any of its Subsidiaries (excluding bonuses offered to present non-officer employees, such bonuses not to exceed $25,000 per individual and $500,000 in the aggregate and to be paid following completion of continuous service through at least 30 days following the Effective Time), (E) grant to any present director, officer or employee of the Company or any of its Subsidiaries any new awards under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof, (F) grant to any new employee of the Company or any of its Subsidiaries any awards under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof (excluding grants of stock option awards to new Company Employees hired as permitted in Section 4.01(a)(xiii)(B) below, such awards to be issued under the Company’s 2013 Equity Incentive Plan in accordance with the Company’s standard four year vesting terms for newly hired employees, and not to exceed 30,000 shares per individual and not to exceed in the aggregate the sum of (X) 300,000 shares plus (Y) the number of shares that return to the Company’s 2013 Equity Incentive Plan as a result of lapses of awards as provided in the plan), (G) establish, adopt, enter into or amend any collective bargaining agreement, other Contract with a labor organization or Company Benefit Plan, other than routine annual amendments to Company Benefit Plans that do not increase costs of maintaining such Company Benefit Plans, (H) amend or modify any outstanding award under any Company Benefit Plan, (I) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Benefit Plan or remove any existing restrictions in any Company Benefit Plan or award made thereunder, (J) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan or (K) forgive any loans, or issue any loans (other than routine travel or immaterial business expense advances issued in the ordinary course of business), to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries;

(xiii) (A) make any broadly distributed communications to Company Employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by this Agreement or engage in any other communications to Company employees regarding such matters that are inconsistent with any communications previously approved by Parent or filed with the SEC, (B) hire any new Company Employees other than (1) those persons to whom offers were extended prior to the date hereof and listed on Section 4.01(a)(xiii) of the Company Disclosure Letter, (2) those persons who are hired to replace in substantially the same role and capacity those former Company Employees in the Software R&D or Software Product Line Management functions who are terminated for cause or voluntarily resign their employment with the Company following the date of this Agreement, or (3) not more than 15 new Company Employees through September 30, 2015 (in addition to those persons hired pursuant to subsections (B)(1) and (2) above), each of whom is paid an annual base salary not to exceed $150,000 per year, or (C) terminate any Company Employees or independent contractors, other than for cause;

(xiv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company;

(xv) (A) except as required by applicable Law, make any change (or file any such change) in any method of Tax accounting, (B) make, change or rescind any Tax election; (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes; (D) file any amended Tax Return reflecting a material amount of Taxes; (E) enter into any closing agreement relating to a material amount of Taxes; (F) waive or extend the statute of limitations in respect of material Taxes, in each case outside of the ordinary course of business; or (G) surrender any right to claim a Tax refund in respect of a material amount of Tax;

(xvi) (A) cancel, amend, modify or terminate, or waive, assign or release any material rights, claims or benefits under any Specified Contract of the type described in subsections (i)(B), (ii), (iii), (vii), (viii), (ix), (x) (other than with respect to the enrollment of third parties into the Blue Orbit marketing program), (xi), (xii)(A), (xiii) or (xiv) (solely with respect to the foregoing clauses) of Section 3.01(i) (the “Designated Specified Contracts”), (B) cancel, amend, modify or terminate, or waive, assign or release any material rights, claims or benefits under any Specified Contract that is not a Designated Specified Contract, except in the ordinary course of business, (C) enter into any Contract that would have been a Designated Specified Contract had it been entered into prior to the date of this Agreement, (D) enter into any other Contract that would have been a Specified Contract, had it been entered into prior to the date of this Agreement, except in the ordinary course of business or (E) enter into any Real Property Lease unless it is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, (1) a Contract or Real Property Lease (as applicable) that it is replacing or a form of such Specified Contract or (2) a Real Property Lease (as applicable) made available to Parent prior to the date hereof;

(xvii) merge with or consolidate with any other person or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or business;

(xviii) (A) enter into any new line of business, (B) establish, or enter into any commercial arrangement that necessitates the establishment of, a legal entity or branch office in a geographic area outside of the United States where it is not present as of the date of this Agreement or (C) hire any new employees in any geographic area outside of the United States except in areas where it has a legal entity, branch office or employees as of the date of this Agreement;

(xix) authorize any of, or commit or agree to take any of, the foregoing actions; or

(xx) take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code or fail to take any reasonable action necessary to cause the Merger to so qualify.

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve substantially intact its current business organizations. Without limiting the generality of the foregoing, except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) amend the Parent Certificate of Incorporation or the Parent Bylaws in any manner that would prohibit or hinder, impede or delay in any material respect the Merger or the consummation of the Transactions or have a material and adverse impact on the value of the Parent Common Stock;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

(v) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. During the period from the date of this Agreement to the Effective Time, (i) the Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02(a) or Section 6.02(b) and (ii) Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03(a) or Section 6.03(b); provided, however, that the delivery of any notice pursuant to this Section 4.01(c) shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

SECTION 4.02 No Solicitation.

(a) Except as expressly permitted by this Section 4.02, the Company and its Subsidiaries shall not, and the Company shall instruct and cause its and their respective directors, officers and legal or financial advisors not to, and shall not authorize or permit any of their other Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding the making or submission of any Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal, (ii) engage in, participate in or otherwise continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal or (iii) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Takeover Proposal, other than any Acceptable Confidentiality Agreement (an “Acquisition Agreement”). The Company and its Subsidiaries shall, and the Company shall cause its and their respective Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Takeover Proposal, or proposal or offer that would reasonably be expected to lead to any Takeover Proposal. The Company will promptly inform the individuals and entities referred to in the preceding sentence of the obligations undertaken in this Section 4.02. The Company will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making a Takeover Proposal within the past two years to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

(b) The Company shall promptly (but in no event later than 24 hours after any directors or officers of the Company become aware of the occurrence of any of the events set forth in clauses (i)-(iii) below and, in any event, within 72 hours) notify Parent if (i) any Takeover Proposal or any indications of interest, proposals or offers with respect to a Takeover Proposal are received by, (ii) any non-public information is requested in connection with any Takeover Proposal from, or (iii) any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a reasonably current basis, of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(c) Notwithstanding Section 4.02(a) or anything else in this Agreement to the contrary, if at any time prior to (but not after) obtaining the Company Stockholder Approval, (i) the Company has received an unsolicited bona fide, written Takeover Proposal from a third party first made after the date of this Agreement, (ii) the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel and financial advisor, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside counsel, that the failure to take such action would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law, (iii) there has been no material breach of this Section 4.02 in connection with such Takeover Proposal, (iv) the Company has provided at least 24 hours prior written notice to Parent and (v) the Company has provided Parent with a copy of the Takeover Proposal, then the Company and its Representatives may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal, and (B) engage in discussions or negotiations with the person making such Takeover Proposal; provided, however, that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, take any such action without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will concurrently provide (and in any event within 24 hours) to Parent any non-public information concerning the Company or its Subsidiaries provided to such other person which was not previously provided to Parent.

(d) Except as set forth in this Section 4.02(d), neither the Board of Directors of the Company nor any committee thereof shall (A) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, the Company Board Recommendations (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal (C) publicly take a neutral position or no position with respect to a Takeover Proposal at any time beyond ten (10) Business Days after the first public announcement of such Takeover Proposal by the Company or by the party that made the Takeover Proposal, (D) fail to publicly reaffirm the Company Board Recommendations within five (5) Business Days of a written request by Parent to make such public reaffirmation or (E) make any public statement in connection with the Annual Meeting that is inconsistent with the Company Board Recommendations (any action described in this clause being referred to as an “Adverse Recommendation Change”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to (but not after) obtaining the Company Stockholder Approval, the Board of Directors of the Company may effect an Adverse Recommendation Change in response to an Intervening Event or a Superior Proposal, subject to compliance in all material respects with this Section 4.02 with respect to such Intervening Event or Superior Proposal, if the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to effect such Adverse Recommendation Change would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law; provided, that no Adverse Recommendation Change may be made until after at least three (3) Business Days following Parent’s receipt of written notice (which notice, and the approval thereof, shall not constitute an Adverse Recommendation Change) from the Company advising Parent that the Board of Directors of the Company intends to take such action and the basis therefor, including all information required to be provided under Section 4.02(c) and all material information related thereto. After providing such notice and prior to effecting such Adverse Recommendation Change, (I) the Company shall, during such three (3) Business Day period, negotiate in good faith with Parent and its Representatives with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (II) in determining whether to make an Adverse Recommendation Change, the Board of Directors of the Company shall take into account any changes to the terms of the transaction contemplated by this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such three (3) Business Day period. Any amendment to the financial terms or other material terms of any Takeover Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 4.02(d), including with respect to the notice period referred to in this Section 4.02(d), except that the three (3) Business Day period shall be two (2) Business Days for such purposes.

(e) From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any “standstill” or similar agreement to which the Company or any of its

Subsidiaries is a party and shall use its reasonable best efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with and receiving advice of its outside counsel) that failure to do so would be reasonably expected to result in a violation of its fiduciary duties to the stockholders under applicable Law; provided, however, that any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(f) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(d)) shall be deemed to constitute an Adverse Recommendation Change unless the Board of Directors of the Company shall expressly publicly reaffirm the Company Board Recommendations in such disclosure. For avoidance of doubt, it shall not constitute an Adverse Recommendation Change for the Board of Directors of the Company to make a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act.

(g) The violation of any of the provisions of this Section 4.02 (i) by any of the Company’s Subsidiaries or any of its or such Subsidiaries’ respective Representatives (other than employees that are not officers or directors of the Company) or (ii) with the prior Knowledge of the Company, by any of the Company’s or any of its Subsidiaries’ employees that are not officers or directors of the Company, shall constitute a breach of this Agreement by the Company.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Preparation of the Proxy Statement; Annual Meeting.

(a) As promptly as practicable after the execution of this Agreement (i) the Company shall prepare (with Parent’s reasonable cooperation) a proxy statement (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Annual Meeting”) to be held to consider adoption of this Agreement and the approval of the proposals contained in the April Proxy (the “April Proxy Proposals”) and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included, as a prospectus (such joint document, the “Proxy/S-4”), in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger and the Transactions, including upon conversion of Convertible Notes and exercise or vesting of Company Options and Company Restricted Stock Units. Following the Closing, as promptly as practicable Parent shall file a post-effective amendment to the Form S-4 (i) on Form S-3 to register the issuance of Parent Common Stock upon conversion of the Convertible Notes and use reasonable best efforts keep the same effective through the date such Convertible Notes are convertible following a Fundamental Change as defined in the Indenture and (ii) on one or more Forms S-8 to register shares issuable upon exercise or vesting of Company Options and Company Restricted Stock Units following Closing. Each of Parent and the Company shall use its reasonable best efforts to (A) have the Proxy/S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), (B) ensure that the Proxy/S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Proxy/S-4 effective for so long as necessary to complete the Merger. Prior to the effective date of the Proxy/S-4, the Company and Parent shall also use their respective reasonable best efforts to satisfy all necessary state securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the Transactions and will pay all expenses incident thereto.

(b) Each of Parent and the Company shall furnish all information concerning such person and its Affiliates as may be reasonably requested by the other and shall otherwise reasonably assist and cooperate with the other in connection with any such action and the preparation, filing and distribution of the Proxy/S-4, including the resolution of any comments in respect thereof received from the SEC. As promptly as practicable after the Proxy/S-4 shall have become effective, the Company shall cause the Proxy/S-4 to be mailed to its stockholders. Except in connection with any Adverse Recommendation Change (which the Company may include in the Proxy Statement and which Parent shall describe in the Form S-4 and Proxy/S-4 at the Company’s request) and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.07, no filing of, or amendment or supplement to, the Proxy/S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to receipt of the Company Stockholder Approval any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy/S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. Parent shall notify the Company promptly of the time when the Proxy/S-4 has become effective or any supplement or amendment to the Proxy/S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Company and Parent shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy/S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy/S-4 or the Merger. The Company and Parent will cause the Proxy/S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange.

(c) The Company shall, subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, as promptly as practicable, postpone the currently scheduled annual meeting of Stockholders of the Company so as to constitute the Annual Meeting, and shall as promptly as practicable (and in no event more than 35 days after the Proxy/S-4 becomes effective), establish a record date for, duly call, give notice of, convene and hold such Annual Meeting, at which Annual Meeting the Company shall submit both (i) this Agreement to its stockholders for adoption and (ii) the April Proxy Proposals to its stockholders for adoption and/or approval, including for the purposes of obtaining the Company Stockholder Approval and the Company NYSE Stockholder Approval. Other than in the event the Board of Directors of the Company has made an Adverse Recommendation Change pursuant to Section 4.02(d), the Company shall, (x) make the Company Board Recommendations and include such recommendations in the Proxy Statement and (y) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval and the Company NYSE Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, if (A) the Company is required to postpone or adjourn the Annual Meeting by applicable Law, order or a request from the SEC or its staff, (B) the Company reasonably believes that it will not receive proxies sufficient to obtain the Company Stockholder Approval or the Company NYSE Stockholder Approval, whether or not a quorum would be present, (C) the Company reasonably believes it will not have sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Annual Meeting or (D) the Board of Directors of the Company determines, after receiving advice of outside counsel, that failure to postpone or adjourn the Company Stockholder Meeting would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law, including in order to give Stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to Stockholders of the Company or otherwise made available to Stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Adverse Recommendation Change), the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Annual Meeting as long as the date of the Annual Meeting is not postponed or adjourned more than an aggregate of 20 calendar days in connection with any postponement or adjournment in reliance on subsections (B) and (C) of this sentence. Without limiting the foregoing, in the event that during the five (5) Business Days prior to the date that the Annual Meeting is then scheduled to be held, the Company delivers a notice of an intent to make an Adverse Recommendation Change, the Company may, and Parent may direct the Company to, recess or adjourn the Annual Meeting for up to five (5) Business Days and the Company shall promptly, and, if so elected by Parent, in any event no later than the next Business Day, recess or adjourn the Annual Meeting in accordance with Parent’s direction.

(d) Notwithstanding any Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company’s stockholders for adoption at the Annual Meeting unless this Agreement is terminated in accordance with Article VII prior to the Annual Meeting.

(e) The Company hereby acknowledges that, pursuant to the Voting Agreements, each of the stockholders of the Company party thereto has irrevocably granted to and appointed Parent and up to three of Parent’s designated Representatives as such stockholder’s proxy to vote all of the Company Common Stock held by such stockholder at the Annual Meeting, solely on the matters and in the manner specified in such Voting Agreements. The Company further agrees that it shall recognize the grant of any such proxy and the exercise thereof by Parent or one of its designated representatives in accordance with the terms thereof at any meeting of the stockholders of the Company (including the Annual Meeting and any adjournment, reconvenement or postponement thereof), subject to applicable Law.

SECTION 5.02 Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the Effective Time and upon reasonable notice, (i) the Company shall, and shall cause its Subsidiaries to, (A) provide to Parent and Parent’s Representatives reasonable access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (B) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, and (ii) Parent shall, and shall cause its Subsidiaries to, (A) provide to the Company and the Company’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to the books and records thereof (so long as such access does not unreasonably interfere with the operations of Parent) and (B) furnish promptly to the Company such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Parent and its Subsidiaries as the Company or its Representatives may reasonably request, in the case of the foregoing clauses (A) and (B) to the extent reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the Transactions; provided, however, that no investigation pursuant to this Section 5.02 shall be deemed to modify any representation or warranty made by the Company or Parent; provided, further, that neither Parent nor the Company shall be required pursuant to this Section 5.02 to disclose any information to the extent that in the reasonable good faith judgment of such party (x) any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (y) the information is subject to confidentiality obligations to a third party or (z) disclosure of any such information or document would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, any material Contract or result in the loss of attorney-client privilege; provided, further, that with respect to clauses (x) through (z) of this Section 5.02, Parent or the Company, as applicable, shall use its commercially reasonable efforts to (I) obtain the required consent of any such third party to provide such inspection or disclosure, (II) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (III) in the case of clauses (x) and (z), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any access to the Company’s or Parent’s properties shall not unreasonably interfere with the operations thereon, shall be subject to the Company’s or Parent’s (as applicable) reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” environmental testing.

(b) To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. All information obtained by the parties hereto pursuant to this Section 5.02 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.03 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings under the HSR Act or foreign antitrust or competition Law (collectively, “Antitrust Laws”) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, (iv) the obtaining of consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Transactions; provided, however, that in no event shall any of the parties hereto or any of their respective Affiliates be required to (and in no event shall the Company or any of its Subsidiaries, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed)) make any payment to such third parties or concede anything of value in any case prior to the Effective Time in order to obtain any such consent, approval or waiver from any such third parties, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (vi) as promptly as reasonably practicable following the receipt thereof and after consultation with the other party, respond to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no state takeover statute is or becomes applicable to this Agreement, the Merger or any of the other Transactions and (B) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Transactions. No party hereto shall voluntarily extend any waiting period under the Antitrust Laws or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties hereto (such consents not to be unreasonably withheld or delayed and which reasonableness shall be determined in light of each party’s obligation to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions).

(b) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require or obligate Parent or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Parent contained in this Agreement be breached or deemed breached as a result of the failure of Parent to): (i) agree to or otherwise become subject to any limitations by a Governmental Entity in connection with the application of Antitrust Laws on (A) the right of Parent effectively to control or operate its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time), or (B) the right of Parent to exercise full rights of ownership of its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time); (ii) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Parent or any of its Affiliates or the business, assets or operations of the Company or its Subsidiaries after the Effective Time; or (iii) defend through litigation any claims asserted under Antitrust Laws by any Governmental Entities relating to the consummation of the Transactions. With respect to any Governmental Entity, neither the Company nor its Subsidiaries shall, without Parent’s prior written consent in Parent’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product or service lines or assets of, the Company or its Subsidiaries after the Effective Time, or otherwise limits Parent’s ability to receive the full benefits of this Agreement and the Transactions.

(c) The parties to this Agreement shall, and shall cause their respective Affiliates, to keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the requisite approvals and consents, including: (i) promptly notify the other party or its outside counsel of any substantive communication from or with a Governmental Entity in connection with the Transactions; (ii) provide each other with copies of all correspondence, filings or communications received by any of their respective Representatives, on the one hand, from any Governmental Entity, on the other hand; (iii) provide each other copies and a reasonable opportunity to review and comment on any draft submissions, correspondence, and documents to be provided to any Governmental Entity; and (iv) furnish to the other party or its outside counsel all information within its possession that is required for any application or filing to be made by the other party pursuant to applicable Antitrust Law; provided, however, that materials may be restricted to distribution among outside counsel only or redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. No party shall agree to participate in any substantive meeting, telephone call or discussion related to the Transactions with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry under any Antitrust Law unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate at such meeting, telephone call or discussion.

(d) Each of Parent and the Company shall cooperate and use their reasonable best efforts in order for the Company and Parent, respectively, to obtain the opinion of outside counsel in form and substance reasonably acceptable to the Company and Parent, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for federal income tax purposes, the Merger and the Second Step Merger, considered together as a single integrated transaction, will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

SECTION 5.04 Benefit Plans.

(a) Following the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with, at the election of Parent (i) compensation and benefits that are comparable in the aggregate to those provided to such Company Employees immediately prior to the Closing or (ii) compensation and benefits that are comparable in the aggregate to those provided to similarly situated employees of Parent and its Affiliates.

(b) No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans, but excluding any plan frozen to new participants or any defined benefit pension plan or any plan providing for post-retirement medical benefits), for purposes of determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall recognize, or use reasonable best efforts to cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) If requested by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the Business Day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with the evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors of the Company (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) Business Day(s) immediately preceding the Effective Time.

(f) With respect to any Company Employee whose principal place of employment is outside of the United States, Parent’s obligations under this Section 5.04 shall be modified to the extent necessary to comply with applicable Law of the foreign countries and political subdivisions thereof in which such Company Employee primarily performs his or her duties.

(g) Prior to the Closing, (i) the Company and its Subsidiaries shall comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body), to consult with any Company Employees, a relevant trade union, works council or any other employee representatives in connection with the Transactions and (ii) the Company and Parent shall use commercially reasonable efforts to provide any relevant, required information to, and undertake any required consultation with, representatives of Company Employees in a timely manner.

(h) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons.

SECTION 5.05 Indemnification, Exculpation and Insurance.

(a) Until the sixth anniversary of the date on which the Effective Time occurs, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement between a director, officer, employee or agent set forth in Section 5.05(a) of the Company Disclosure Letter (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent, and the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries, and any successors thereto, to) honor all such rights and fulfill in all respects their obligations in connection therewith.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent that the Company would have been permitted by the Laws of the State of Delaware, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent that the Company would have been permitted by the Laws of the State of Delaware, provided, that the person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12-month period prior to the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies or such policies for any reason become unavailable or unenforceable, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that (i) Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party and (ii) in satisfying its obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05. Parent hereby expressly undertakes to assume the obligations set forth in this Section 5.05 as the successor to the Surviving Corporation in the Second Step Merger.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The obligations of the Parent and the Surviving Corporation under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party. The rights of the Indemnified Parties (and other persons who are beneficiaries under the “tail” policy referred to in Section 5.05(c) (and their heirs and representatives)) under this Section 5.05 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity). Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.05 is not prior to or in substitution for any such claims under such policies.

SECTION 5.06 Fees and Expenses.

(a) Except as provided in Section 5.06(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) (A) after the date of this Agreement, and prior to the Termination of this Agreement, a Takeover Proposal shall have been made to the Company or any of its Subsidiaries, or a Takeover Proposal was made directly to the stockholders of the Company generally, or an intention (whether or not conditional) to make such Takeover Proposal was publicly announced or such Takeover Proposal had otherwise become publicly known (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii) but solely to the extent prior to the termination of this Agreement a Takeover Proposal was publicly announced or a Takeover Proposal had otherwise become publicly known, or if a Takeover Proposal has not been publicly announced or otherwise publicly known or an Adverse Recommendation Change shall have been made for any reason, (2) by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Annual Meeting has not been held by the Outside Date and at the time of such termination the Proxy/S-4 had been declared effective by the SEC (unless the failure to be declare effective was the result of any breach of this Agreement by the Company)), or (3) by Parent pursuant to Section 7.01(c) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate a Takeover Proposal or consummates any Takeover Proposal; or

(ii) this Agreement is terminated by Parent pursuant to Section 7.01(e); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.01(f):

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of date of entry into a definitive agreement or consummation referred to in clause (i)(C) (reduced as set forth in Section 5.06(c) below by any Expense Reimbursement paid pursuant to Section 5.06(c) below), (2) in the case of a payment required by clause (ii) above, within three (3) Business Days of the date of termination of this Agreement and (3) in the case of a payment required by clause (iii) above, contemporaneous with such termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of Section 5.06(b)(i) only, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a), except that all references to 15% and 85% therein shall be deemed to be references to 50.1% and 49.9%, respectively.

(c) In the event that clauses (A) and (B) of Section 5.06(b)(i) apply, the Company shall promptly, and in no event later than two days after being notified of such by Parent, pay to Parent, by wire transfer of immediately available funds, all of the documented out-of-pocket expenses, including those of the Exchange Agent and its Representatives, incurred by Parent or Sub in connection with this Agreement and the Transactions up to a maximum of $2,000,000 (the “Expense Reimbursement”). In the event any Company Termination Fee is payable after the time the Company pays any Expense Reimbursement pursuant to this Section 5.06(c), the amount of the Company Termination Fee payable by the Company shall be reduced by such Expense Reimbursement amount actually paid to Parent.

(d) Each of the Company, Parent and Sub acknowledges and agrees that (i) the agreements contained in this Section 5.06 are an integral part of the Transactions (ii) each of the Company Termination Fee and the Expense Reimbursement is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision, (iii) in the event Parent receives the full Company Termination Fee or Expense Reimbursement, as applicable, Parent and Sub shall be precluded from any other remedy against the Company or its Subsidiaries, at law or in equity or otherwise, and neither Parent nor Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions contemplated hereby and (iv) without these agreements, Parent and Sub would not have entered into this Agreement; accordingly, if a court of competent jurisdiction ultimately determines the Company failed promptly to pay any amount due pursuant to Section 5.06(b) or 5.06(c), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment set forth in Section 5.06(b) or 5.06(c), the Company shall pay to Parent, Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made, or such lesser rate as is the maximum permitted by applicable Law.

SECTION 5.07 Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02.

SECTION 5.08 Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.09 Parent Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Sub, a written consent adopting the Agreement.

SECTION 5.10 Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 5.11 Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12 Litigation Cooperation.

(a) The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, subject to a customary joint defense agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) The Company shall keep Parent reasonably informed of (i) the timing and significant topics covered in any material negotiations or discussions in which it participates with any plaintiff (or any such plaintiff’s representatives, other than discussions solely between outside counsel that do not contain settlement proposals by the Company) related to the potential settlement of, or (ii) any settlement proposals in respect of, material communications received from the plaintiffs in connection with or rulings or orders by any courts of competent jurisdiction related to, the proceedings set forth on Section 5.12 of the Company Disclosure Letter (the “Scheduled Litigation”).

SECTION 5.13 Company Stock Options and Company Restricted Stock Units.

(a) At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested (each, an “Assumed Option”), shall be automatically converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Company Stock Option in accordance with the terms (as in effect immediately prior to the Effective Time) of the applicable Company Stock Plan and the terms of the stock option agreement, employment agreement or other agreement by which such Company Stock Option is evidenced. All rights with respect to Company Common Stock under Company Stock Options assumed by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Aggregate Exchange Ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share); (C) the per share exercise price of each Assumed Option shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by the Aggregate Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) except as provided in the foregoing clauses (A), (B) and (C), any restriction on the exercise of any Company Stock Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule, terms of acceleration and all other provisions of such Company Stock Option shall remain subject to the same terms and conditions set forth in the applicable Company Stock Plan and the applicable stock option agreement, employment agreement or other agreement evidencing such Company Stock Option immediately prior to the Effective Time; provided, however, that the Board of Directors of the Parent or a committee thereof shall succeed to the authority and responsibility of the Board of Directors of the Company or any committee thereof with respect to each Company Stock Option assumed by Parent.

(b) At the Effective Time, each Company Restricted Stock Unit that remains unvested as of the Effective Time (each, an “Assumed Company Restricted Stock Unit”) shall be converted automatically into a restricted stock unit with respect of the number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Company Restricted Stock Unit as of immediately prior to the Effective Time multiplied by (y) the Aggregate Exchange Ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share), and shall remain subject to the same terms and conditions set forth in the applicable Company Stock Plan and the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Company Restricted Stock Unit immediately prior to the Effective Time, including the vesting conditions and terms of acceleration. Notwithstanding anything to the contrary contained in this Section 5.13(b) or elsewhere in this Agreement, each Company Restricted Stock Unit that is vested as of the Effective Time and, pursuant to the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Company Restricted Stock Unit, would otherwise be paid to the holder in shares of Company Common Stock upon or by reference to a Change in Control (as defined in such restricted stock unit agreement, employment agreement or other agreement), shall be paid or deemed paid in shares of Company Common Stock immediately prior to the Effective Time, and the holder thereof shall thereupon be entitled to receive the consideration set forth in Section 2.01(c) with respect to each such share of Company Common Stock on the terms and conditions set forth therein.

(c) Parent shall file with the SEC, no later than twenty (20) days after the date on which the Merger becomes effective, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Stock Options assumed by Parent in accordance with Section 5.13(a) and the Company Restricted Stock Units converted in accordance with Section 5.13(b), and Parent shall maintain the effectiveness of the registrations statement while any such assumed Company Stock Options and Company Restricted Stock Units remain outstanding.

(d) Prior to the Effective Time, the Company, the Board of Directors of the Company or any committee thereof shall take any actions that are reasonably necessary (under the Company Stock Plan and otherwise) to effectuate the provisions of this Section 5.13.

SECTION 5.14 Company Warrants and Convertible Notes.

(a) The parties acknowledge and agree that the Merger will constitute a Fundamental Change, as such term is defined in the Indenture, for purposes of the Indenture. The Company shall issue timely all notices in accordance with the Indenture, and take all actions required under the Indenture in connection with the Transactions prior to the Closing. Parent shall have an opportunity to review such notices prior to their issuances. In the event the Company determines that any such notice constitutes a pre-commencement tender offer communication, the Company shall cause such communication to be filed with the SEC under a form Schedule TO. As promptly as practicable after the execution of this Agreement, Parent shall prepare supplemental indentures in respect of the Merger and the Second Step Merger (the “Supplemental Indentures”) as required by Section 11.01 and Section 14.09 of the Indenture and the Company shall have an opportunity to review such Supplemental Indentures a reasonable time prior to the Closing Date. On the Closing Date, Parent, Merger Sub, the Company and the guarantors from time to time party to the Indenture shall execute with the trustee of the Indenture the Supplemental Indentures, effective as of the Effective Time, and deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the Supplemental Indentures.

(b) The parties acknowledge and agree that the Merger will constitute a Fundamental Transaction as defined in the Warrants of the Company issued December 12, 2014 (the “Issued Warrants”) for purposes of the Issued Warrants. The Company shall issue timely notices to the holders of the Issued Warrants as to the record date for determining rights to vote with respect to the Merger, and the Company shall otherwise take all actions required by the Issued Warrants in connection with the Transactions. Parent shall have an opportunity to review such notices prior to their issuances. Pursuant to Section 4(b) of the Issued Warrants, the Issued Warrants will be deemed to have been automatically exercised pursuant to Section 1(c) thereof prior to the Effective Time and the parties agree that the shares of Company Common Stock (if any) issuable as a result of such deemed exercise shall be deemed issued and outstanding immediately prior to the Effective Time for purposes of Section 2.01(c) hereof and the shares of Parent Common Stock issued in exchange for such shares pursuant to the Merger shall be registered pursuant to an effective registration statement pursuant to the Form S-4 as contemplated by Section 5.04.

(c) Prior to the Effective Time, the Company may amend any one or more of the Issued Warrants to delete the first two sentences of Section 1(d)(1) thereof or otherwise make them inapplicable to any exercise or deemed exercise in connection with or as a result of the Merger. Parent shall have an opportunity to review and consent to such proposed amendments prior to their effective date (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) written waiver (signed by each party hereto) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and the Consents required to be obtained under any other Antitrust Laws of those Governmental Entities set forth on Schedule 6.01 shall have been obtained and be in full force and effect (the “Regulatory Approvals”).

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions (collectively, “Restraints”).

(d) Form S-4. The Proxy/S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 6.02 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(c)(i) (Capital Structure) and Section 3.01(q) (Voting Requirements) shall be true and correct as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any failures to be true and correct that would not, individually or in the aggregate, increase the aggregate Merger Consideration payable to holder of Company Common Stock and Company Warrants pursuant to Section 2.01, and to holders of Company Options and Company Restricted Stock Units pursuant to Section 5.13, by more than  1⁄2 of one percent (0.5%), (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(b) (Subsidiaries), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(r) (State Takeover Statutes) and Section 3.01(s) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein, but not disregarding, for the avoidance of doubt, dollar thresholds) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(c) No Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, event, occurrence or circumstance that, individually or in the aggregate, has resulted in a Material Adverse Effect that is continuing.

(d) Company NYSE Stockholder Approval. The Company NYSE Stockholder Approval shall have been obtained.

(e) Tax Opinion. The Parent shall have received a legal opinion of outside counsel to the Parent, dated as of the Closing Date, to the effect that the Merger, and the Second Step Merger, considered together as a single integrated transaction, will constitute a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

SECTION 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Section 3.02(b)(i) and (iii) (Capital Structure) and Section 3.02(n) (Financial Capability) shall be true and correct as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) other than, in the case of Section 3.02(b), for inaccuracies that are de minimis in the aggregate, (ii) the representations and warranties of Parent and Sub set forth in the first sentence of Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(c)(i) (Authority; Noncontravention), Section 3.02(k) (Voting Requirements) and Section 3.02(l) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, but not disregarding, for the avoidance of doubt, dollar thresholds) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, event, occurrence or circumstance that, individually or in the aggregate, has resulted in a Parent Material Adverse Effect that is continuing.

(d) Tax Opinion. The Company shall have received a legal opinion of outside counsel to the Company, dated as of the Closing Date, to the effect that the Merger and the Second Step Merger, considered together as a single integrated transaction, will constitute a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

SECTION 6.04 Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) breach of, or failure to perform, any of its obligations under this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as indicated in Section 7.01(e) and Section 7.01(f)), by delivery of written notice to the other parties hereto under the following circumstances:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before November 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint imposed by a Governmental Entity of competent jurisdiction having any of the effects set forth in Section 6.01(c) is in effect and shall have become final and nonappealable and shall prohibit (and with respect to any Restraint that is a Law, shall permanently prohibit) the consummation of the Transactions; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(ii) if such party (and in the case of Parent, Sub) has not complied in all material respects with its obligations under Section 5.03; or

(iii) if the Annual Meeting, as adjourned or postponed from time to time, shall have been held, proposals to obtain the Company Stockholder Approval and the Company NYSE Stockholder Approval shall have been submitted to the stockholders of the Company for approval at such Annual Meeting, and the Company Stockholder Approval or the Company NYSE Stockholder Approval shall not have been obtained thereat;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or is not cured, by the earlier of (x) 30 calendar days following receipt of a written notice from Parent of such breach or failure and (y) the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date, or is not cured, by the earlier of (x) 30 calendar days following receipt of a written notice from the Company of such breach or failure and (y) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by Parent, at any time prior to the receipt of the Company Stockholder Approval, in the event that (i) the Board of Directors of the Company shall have failed to include the Company Board Recommendations in the Proxy Statement or shall have effected an Adverse Recommendation Change or (ii) the Company shall have breached Section 4.02 in any material respect; and

(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, in the event that the Board of Directors of the Company shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in compliance with the terms of Section 4.02(d), and substantially simultaneously with such termination enters into a definitive agreement with respect to such Superior Proposal.

SECTION 7.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02, Section 5.06, this Section 7.02 and Article VIII, which provisions shall survive such termination, and there shall be no liability on the part of Parent, Sub, the Company or their respective directors, officers and Affiliates; provided, however that (a) nothing herein shall relieve the Company, Parent or Sub from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, or any fraud committed in connection with this Agreement or any of the transactions contemplated hereby, and the aggrieved party with respect thereto will be entitled to all rights and remedies available at law or in equity and (b) the Confidentiality Agreement shall survive such termination in accordance with its terms.

SECTION 7.03 Notice of Termination. A party terminating this Agreement pursuant to Section 7.01 (other than Section 7.01(a)) shall deliver a written notice to the other party setting forth the specific basis for such termination and the specific provision of Section 7.01 pursuant to which this Agreement is being terminated.

SECTION 7.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.05 Extension; Waiver. At any time prior to the Effective Time, the Parent, Sub and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.04 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

Fax No.: (410) 865-8001

Attention: David M. Rothenstein

Email: drothens@ciena.com

with copies to (which shall not constitute notice):

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Fax No.: (212) 918-3100

Attention: Michael J. Silver

Email: michael.silver@hoganlovells.com

Attention: William I. Intner

Email: william.intner@hoganlovells.com

if to the Company, to:

Cyan, Inc.

1383 North McDowell Boulevard, Suite 300

Petaluma, California 94954

Attention: General Counsel

Email: ken.siegel@cyaninc.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Attention: Mike Ringler and Brian Keyes

Facsimile No.: 415.947.2099

Email: mringler@wsgr.com and bkeyes@wsgr.com

SECTION 8.03 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is either (i) in effect as of the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company or any of its Subsidiaries to keep such information confidential, or (ii) executed, delivered and effective after the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company or any of its Subsidiaries to keep such information confidential and containing confidentiality provisions no less favorable to the Company, in the aggregate and in any material respect, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement need not prohibit, directly or indirectly, the making of a Takeover Proposal and will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;

an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of determining whether a person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of securities, contract or otherwise;

“Business Day” means any day on which banks are not required or authorized to be closed in New York, New York or San Francisco, California;

“Cash Percentage” means 11%, as such percentage may be adjusted pursuant to Section 2.01(g);

“Closing Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg LP or, if not reported therein, in another authoritative source mutually selected by the parties) on the last trading day immediately prior to the Closing (including, if the Closing occurs on a trading day but following the close of trading on such day, such trading day).

“Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;

“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) plan, program, policy or arrangement mandated by applicable Laws;

“Company Convertible Notes” mean the Company’s 8.0% Convertible Senior Secured Notes due 2019;

“Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, including Company Registered IP;

“Company Products” means each product (including any software product) or service developed, manufactured, sold, licensed, leased or delivered by the Company or any of its Subsidiaries;

“Company Registered IP” means all of the Registered IP in effect and owned by or filed in the name of the Company or any of its Subsidiaries;

“Company Stock Plans” means the Company’s 2006 Stock Plan and the Company’s 2013 Equity Incentive Plan;

“Company Termination Fee” means $15,000,000.

“Confidentiality Agreement” means the confidentiality agreement dated as of April 8, 2015, between Parent and the Company (as such agreement may be amended from time to time);

“Consents” means all notices, reports and other filings required to be made prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries, under any Antitrust Law in connection with the execution and delivery of the Agreement and the consummation of the Transactions;

“Contract” means any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten;

“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, (only as it relates to the exposure to Hazardous Materials) human health and safety;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Government Official” means any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization;

“Hazardous Materials” means any substance, waste or material listed, defined or regulated as “hazardous”, “toxic”, “pollutant” or “contaminant”, “radioactive” or otherwise because of its deleterious characteristics, under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, medical waste, biological hazards, asbestos and asbestos-containing materials and materials regulated under the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) regulations of the European Union;

“Indenture” means the Indenture, dated as of December 12, 2014, by and between the Company and U.S. Bank National Association, as supplemented by that certain First Supplemental Indenture, dated as of April 27, 2015, by and between the Company and U.S. Bank National Association;

“Intellectual Property” means any and all intellectual property rights in any jurisdiction throughout the world in or arising out of: (i) United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof as well as all rights in inventions (whether or not patentable or reduced to practice); (ii) trade secrets and confidential and proprietary information; (iii) all copyrights, works of authorship, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) rights in mask works; (v) rights in all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world;

“Intervening Event” means a material event, fact, occurrence or circumstance that (a) was not known to any member of the Board of Directors of the Company or any committee thereof as of or prior to the date of this Agreement and (b) becomes known to the Board of Directors of the Company or any committee thereof prior to the Effective Time and (c) does not relate to any Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal;

“IT Assets” means all hardware, Software (in both object and source code form), firmware, networks, equipment, computer systems and connecting media and related infrastructure owned or operated (other than as a user of a commercial service that is controlled or operated by a third party) by the Company or any of its Subsidiaries in support of their respective product, services and business operations;

“Knowledge” means (i) with respect to the Company, the actual knowledge, or that which would or should have been known after reasonable inquiry, of any of the persons set forth in Section 8.03 of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge, or that which would or should have been known after reasonable inquiry, of any of the persons set forth in Section 8.03 of the Parent Disclosure Letter;

“Licensed Intellectual Property” means Intellectual Property that the Company or any of its Subsidiaries is licensed to use under any Contract, excluding Publicly Available Software;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances or states of fact, (1) that is or would reasonably likely be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (2) that prevents or materially impairs or materially delays the ability of the Company to consummate the Merger or the other Transactions; other than with respect to clauses (1) and (2) above, any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy or political conditions in general, (ii) the industries in which the Company and its Subsidiaries operates, including, changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or sabotage or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any related loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions); provided, however, that the exclusion from “Material Adverse Effect” in this clause (ix) shall not apply to Section 3.01(d)(ii)), (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business) or (xi) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of the Merger or in connection with any other Transactions; provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may be taken into account in determining whether a “Material Adverse Effect” has occurred solely to the extent such changes, effects, circumstances, events, occurrences or states of facts have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, when compared to all other participants of comparable size in the industries in which the Company and its Subsidiaries operate, considered as a group (and not individually);

“Object Code” means one or more computer instructions including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation or interpretation of any Source Code. Object Code includes firmware, compiled or interpreted programmable logic, libraries, objects, bytecode, machine code, and middleware;

“Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;

“Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances or states of fact, (1) that is or would reasonably likely be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (2) that prevents or materially impairs or materially delays the ability of Parent to consummate the Merger or the other Transactions; other than with respect to clauses (1) and (2) above, any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy or political conditions in general, (ii) the industries in which Parent and its Subsidiaries operates, including, changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or sabotage or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (provided, however, that this clause (ix) shall not apply to Section 3.02(c)(ii)), or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business); provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred solely to the extent such changes, effects, events, occurrences, circumstances or states of facts have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, when compared to all other participants of comparable size in the industries in which Parent and its Subsidiaries operate, considered as a group (and not individually);

“Parent Stock Plans” means the 1999 Non-Officer Stock Option Plan, the Catena Networks, Inc. 1998 Equity Incentive Plan, as amended, the Internet Photonics, Inc. Amended and Restated 2000 Corporate Stock Option Plan, the Ciena Corporation 2000 Equity Incentive Plan (Amended and Restated ONI Systems Corp. 2000 Equity Incentive Plan), the Amended and Restated 2003 Employee Stock Purchase Plan, the 1996 Outside Directors Stock Option Plan, the 2008 Omnibus Incentive Plan, the Ciena Corporation Amended and Restated Incentive Bonus Plan, the Ciena Corporation Directors Restricted Stock Deferral Plan and the Ciena Corporation 2010 Inducement Equity Award Plan, as each may be amended from time to time;

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens relating to obligations not yet due or payable and arising or incurred in the ordinary course of business, (ii) statutory Liens for Taxes, assessments and other governmental charges and levies that are not yet delinquent or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP and reflected in the financial statements contained in the Company Filed SEC Documents, (iii) Liens affecting the interest of the grantor of any easements benefiting real property owned by the Company or any of its Subsidiaries that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, (iv) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements and rights-of-way that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, (v) zoning, building entitlement and other similar land use codes and regulations promulgated by Governmental Entities, (vi) Liens arising through or under any landlords of leased real property, (vii) non-exclusive licenses and (vii) Liens existing under the Company Convertible Notes;

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

“Protected Information” means any information that (i) identifies or can identify an individual; (ii) is governed, regulated or protected by one or more privacy or data security Laws; or (iii) the Company or any of its Subsidiaries receives from or on behalf of a customer of the Company or any of its Subsidiaries or is subject to a confidentiality obligation;

“Publicly Available Software” means any Software that is distributed as free Software or open source Software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to any other license that meets the definition of open source promulgated by the open source initiative located online at http://opensource.org/osd (each, a “Publicly Available Software License”);

“Registered IP” means all United States, international and foreign: (i) patents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, and intent-to-use applications (iii) registered copyrights; and (iv) applications, registrations and rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions, reissues, renewals, or foreign counterparts related to the foregoing in clauses (i)-(iii) above, in each case, that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity;

“Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

“Software” means all software, systems, databases and computer programs, including any and all versions of software implementations of algorithms, models and methodologies whether in Source Code, Object Code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing;

“Source Code” means one or more statements in human readable form, including comments and definitions, which are generally formed and organized according to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages), together with any and all text, diagrams, graphs, charts, presentations, manuals and other information that describe the foregoing;

a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person;

“Stock Percentage” means 89%, as such percentage may be adjusted pursuant to Section 2.01(g).

“Superior Proposal” means any bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 75% and from 85% to 49.9%) that did not result from a material breach of Section 4.02(a), made in writing after the date of this Agreement that the Board of Directors of the Company determines in good faith is more favorable to the stockholders of the Company than the Merger, taking into account, among other factors that the Board of Directors of the Company may deem relevant, all financial, legal, regulatory, financing, certainty and timing of consummation, the likelihood of completion of such proposal and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(d) in response to such proposal or otherwise);

“Takeover Proposal” means any proposal or offer from any by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) relating to (A) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of related transactions, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of (1) except for sales of Company Products and other inventory and the grant of non-exclusive licenses, in each case, in the ordinary course of business consistent with past practice, 15% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or its Subsidiaries, (B) any tender offer or exchange offer, in each case whether in a single transaction or a series of related transactions, that, if consummated, would result in any by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning, directly or indirectly, 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or its Subsidiaries or (C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which the Stockholders of the Company immediately prior to such transaction would own, directly or indirectly, immediately following such transaction, (x) less than 85% of the equity securities of the Company, any of its Subsidiaries or of the surviving entity in a merger or the resulting direct or indirect parent of the Company, any of its Subsidiaries or such surviving entity or (y) businesses or assets that constitute less than 85% of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the Transactions or any other transaction with Parent or its Affiliates;

“Taxes” means all forms of tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed, collected or required to be withheld by or under the authority of any Governmental Entity or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee;

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof; and

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Second Step Merger;

SECTION 8.04 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(d) Unless the context otherwise requires, the term “party” when used in this Agreement means Parent, Sub or the Company, as the case may be, and the term “parties” means Parent, Sub and the Company, collectively.

(e) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(f) References to a person are also to its permitted successors and permitted assigns.

(g) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; provided, however, that for the avoidance of doubt any limitations on use in the Confidentiality Agreement shall not be interpreted to limit the ability of the parties to enforce their rights and obligations under this Agreement to the extent required. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, except for the rights of each Indemnified Party set forth in Section 5.05. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(h) and cash in lieu of any fractional shares payable pursuant to Section 2.02(g) shall be enforceable by holders of Company Common Stock, Company Stock Options and Company Restricted Stock Units at, or immediately prior to, the Effective Time as provided therein.

(b) Except for the representations and warranties contained in Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.01.

(c) Except for the representations and warranties contained in Section 3.02, the Company acknowledges that none of Parent, Sub or any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with the Transactions. None of Parent, Sub or any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.02.

SECTION 8.08 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of Parent and Sub may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided, however, that such assignment shall not prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement. Notwithstanding the foregoing, no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10 Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall, in addition to any other remedy to which such party may be entitled at law or in equity, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in (i) the Court of Chancery of the State of Delaware or (ii) if such Court of Chancery lacks jurisdiction, the United States District Court located in the State of Delaware and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.

SECTION 8.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CIENA CORPORATION

By:	/s/ Gary B. Smith
Name:	Gary B. Smith
Title:	President and Chief Executive Officer

NEPTUNE ACQUISITION SUBSIDIARY, INC.

By:	/s/ Gary B. Smith
Name:	Gary B. Smith
Title:	President and Chief Executive Officer

CYAN, INC.

By:	/s/ Mark A. Floyd
Name:	Mark A. Floyd
Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03
Acquisition Agreement	Section 4.02(a)
Adverse Recommendation Change	Section 4.02(d)
Affiliate	Section 8.03
Aggregate Exchange Ratio	Section 2.01(c)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Annual Meeting	Section 5.01(c)
Antitrust Laws	Section 5.03(a)
Appraisal Shares	Section 2.01(d)
Assumed Company Restricted Stock Unit	Section 5.13(b)
Assumed Option	Section 5.13(a)
Authorizations	Section 3.01(j)(iii)
Business Day	Section 8.03
Cash Consideration	Section 2.01(c)
Cash Percentage	Section 8.03
Certificate of Merger	Section 1.03
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Closing Parent Stock Price	Section 8.03
Code	Section 1.06
Commonly Controlled Entity	Section 8.03
Company	Preamble
Company Benefit Plan	Section 8.03
Company Board Recommendations	Section 3.01(d)(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Recitals
Company Convertible Notes	Section 8.03
Company Disclosure Letter	Section 8.03
Company Employees	Section 5.04(a)
Company Filed SEC Documents	Section 3.01
Company Intellectual Property	Section 8.03
Company NYSE Stockholder Approval	Section 3.01(q)
Company Preferred Stock	Section 3.01(c)(i)
Company Products	Section 8.03
Company Registered IP	Section 8.03
Company Restricted Stock Units	Section 3.01(c)(i)
Company Stock Options	Section 3.01(c)(i)
Company Stock Plans	Section 8.03
Company Stockholder Approval	Section 3.01(q)
Company Termination Fee	Section 8.03
Company Warrants	Section 3.01(c)(i)
Confidentiality Agreement	Section 8.03
Consents	Section 8.03
Contract	Section 8.03
Convertible Notes	Section 3.01(c)(i)
Annual Meeting	Section 5.01(a)
D&O Tail Premium Cap	Section 5.05(c)

Determination Date	Section 3.01(c)(i)
Designated Specified Contracts	Section 4.01(a)(xvi)
DGCL	Section 1.01
Effective Time	Section 1.03
Environmental Law	Section 8.03
ERISA	Section 8.03
Exchange Act	Section 3.01(d)(iii)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Expense Reimbursement	Section 5.06(c)
FCPA	Section 3.01(j)(ii)
Financial Statements	Section 3.01(e)(ii)
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(iii)
Government Official	Section 8.03
Hazardous Materials	Section 8.03
HSR Act	Section 3.01(d)(iii)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(b)
Indenture	Section 8.03
Intellectual Property	Section 8.03
Intervening Event	Section 8.03
IPO Litigation	Section 4.01(a)(xi)
IT Assets	Section 8.03
IRS	Section 3.01(l)(i)
Knowledge	Section 8.03
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(v)(ii)
Licensed Intellectual Property	Section 8.03
Liens	Section 3.01(b)
Major Customers	Section 3.01(i)(xv)
Major Suppliers	Section 3.01(i)(xvi)
Material Adverse Effect	Section 8.03
Merger	Recitals
Merger Consideration	Section 2.01(c)
Non-U.S. Company Benefit Plan	Section 3.01(l)(x)
Object Code	Section 8.03
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(v)(i)
Parent	Preamble
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Section 3.02(b)(i)
Parent Disclosure Letter	Section 8.03
Parent ESPP	Section 3.02(b)(i)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03
Parent Preferred Stock	Section 3.02(b)(i)
Parent Restricted Stock	Section 3.02(b)(i)
Parent SEC Documents	Section 3.02(d)(i)
Parent Stock Options	Section 3.02(b)(i)

Parent Stock Plans	Section 8.03
Permitted Liens	Section 8.03
person	Section 8.03
Protected Information	Section 8.03
Proxy Statement	Section 5.01(a)
Publicly Available Software	Section 8.03
Publicly Available Software License	Section 8.03
Real Property Leases	Section 3.01(v)(ii)
Reference Date	Section 3.01
Registered IP	Section 8.03
Regulatory Approvals	Section 6.01(b)
Representative	Section 8.03
Restraints	Section 6.01(c)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
Scheduled Litigation	Section 5.12(b)
SEC	Section 3.01
SEC Documents	Section 3.01(e)(i)
Second Step Merger	Section 2.01(g)
Securities Act	Section 3.01(e)(i)
Software	Section 8.03
Source Code	Section 8.03
Specified Contract	Section 3.01(i)
Stock Consideration	Section 2.01(c)
Stock Percentage	Section 8.03
Sub	Preamble
Sub Common Stock	Section 2.01(a)
Subsidiary	Section 8.03
Superior Proposal	Section 8.03
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.01(r)
Takeover Proposal	Section 8.03
Taxes	Section 8.03
Tax Return	Section 8.03
Transactions	Section 8.03
Trade Control Laws	Section 3.01(j)(iv)
U.K. Bribery Act	Section 3.01(j)(ii)
Voting Agreements	Recitals
Voting Company Debt	Section 3.01(c)(i)

EXECUTION VERSION

AMENDMENT NO. 1

dated as of June 2, 2015

to

AGREEMENT AND PLAN OF MERGER

dated as of May 3, 2015

among

CIENA CORPORATION,

NEPTUNE ACQUISITION SUBSIDIARY, INC.

and

CYAN, INC.

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of June 2, 2015, among CIENA CORPORATION, a Delaware corporation (“Parent”), NEPTUNE ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and CYAN, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Sub and the Company entered into that certain Agreement and Plan of Merger dated as of May 3, 2015 (the “Merger Agreement”); and

WHEREAS, in accordance with the terms and conditions of the Merger Agreement, Parent, Sub and the Company now wish to amend the Merger Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

Section 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Merger Agreement.

Section 2. Amendment to Section 2.02(g). Section 2.02(g) of the Merger Agreement is hereby amended by deleting the term “Average Parent Stock Price” appearing in clause (B) of the second sentence thereof and replacing it with the term “Closing Parent Stock Price.”

Section 3. Limited Amendment. Except as specifically provided in this Amendment and as otherwise may be required to give effect to the intent and purposes of this Amendment, the Merger Agreement shall remain in full force and effect without any other amendments or modifications.

Section 4. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 5. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CIENA CORPORATION
By:	/s/ David M. Rothenstein
Name:	David M. Rothenstein
Title:	Senior Vice President, General Counsel and Secretary
NEPTUNE ACQUISITION SUBSIDIARY, INC.
By:	/s/ David M. Rothenstein
Name:	David M. Rothenstein
Title:	Senior Vice President, General Counsel and Secretary
CYAN, INC.
By:	/s/ Mark A. Floyd
Name:	Mark A. Floyd
Title:	Chairman and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of May 3, 2015, is made by and between CIENA CORPORATION, a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of shares of common stock, par value $0.0001 per share (the “Common Stock”), of CYAN, INC., a Delaware corporation (the “Company”).

WHEREAS, Parent, NEPTUNE ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of even date herewith (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”) and, immediately following the consummation of the Merger, and as part of a single integrated transaction, the surviving corporation will merge with and into Parent (the “Second Step Merger”), and thereafter the separate existence of the surviving corporation will cease;

WHEREAS, the Stockholder owns of record and has sole or shared voting power with respect to the number of shares of the Company’s Common Stock indicated opposite the Stockholder’s name on Schedule 1 attached hereto (together with any New Shares (defined in Section 5 below), and any other shares or New Shares such Stockholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the “Shares”);

WHEREAS, the Stockholder owns of record the warrants, options, restricted stock units and convertible notes representing the right to acquire beneficial ownership of the number of shares of the Company’s Common Stock indicated opposite the Stockholder’s name on Schedule 1 attached hereto; and

WHEREAS, as an inducement and a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, the Stockholder has agreed to enter into and perform this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder and Parent agree as follows:

1. Definitions. All capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

2. Agreement to Vote Shares.

(a) The Stockholder agrees that, prior to the Expiration Time (as defined in Section 4 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Merger Agreement, any Takeover Proposal or the proposal to approve the issuance of the Company’s Common Stock as set forth in proposals 2 and 3 in the Company’s proxy statement dated April 1, 2015 (the “NYSE Approval Proposal”), the Stockholder shall:

(i) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) from and after the date hereof until the Expiration Time, vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares that such Stockholder shall be entitled to so vote: (A) in favor of adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement as to which stockholders of the Company are called upon to vote or consent in favor of any matter necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the NYSE Approval Proposal; (B) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (C) against any Takeover Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement (collectively, the “Transaction Approval Matters”). The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) Notwithstanding the foregoing and subject to Section 4, if the Board of Directors of the Company has effected (and not withdrawn) an Adverse Recommendation Change with respect to an Intervening Event in accordance with the Merger Agreement, then the obligation of the Stockholder to vote the Shares as to which the Stockholder controls the right to vote in the manner set forth above in this Section 2 shall be modified such that the Stockholder, together with the other stockholders of the Company entering into substantially similar voting agreements with Parent on or about the date hereof (the “Other Voting Agreements”), shall only be required to collectively vote an aggregate number of Shares (for this purpose meaning Shares as defined herein together with Shares as defined in the Other Voting Agreements (collectively, the “Covered Shares”)) equal to thirty-five percent (35%) of the total voting power of the outstanding capital stock of the Company as of the record date for the meeting at which such vote is taken with respect to the Transaction Approval Matters in the manner set forth above in this Section 2, and the number of Shares subject to this Agreement and all Other Voting Agreements in excess of that percentage shall be voted on a pro rata basis on the Transaction Approval Matters in a manner equivalent to the proportion of votes “For” and “Against” or abstain on the applicable Transaction Approval Matters by the shares of Company Common Stock other than the Covered Shares that are voted on the Transaction Approval Matters.

(c) For the avoidance of doubt, nothing in this Agreement shall require any Stockholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that could result in the amendment modification or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Merger Consideration, (ii) imposes any material restrictions or additional conditions on the consummation of the Merger or the payment of the Merger Consideration to stockholders or (iii) extends the Outside Date. Except as expressly set forth in this Section 2, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company.

3. Waiver of Appraisal and Dissenters’ Rights. Stockholder hereby waives, and agrees not to assert or seek to perfect, any rights of appraisal or rights to dissent from the Merger that Stockholder may have by virtue of ownership of the Shares.

4. Expiration Time; Termination. As used in this Agreement, the term “Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon the Expiration Time, or at such other time agreed to by the parties hereto or provided herein, this Agreement shall terminate and no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liabilities or damages arising out of the willful and material breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement prior to such termination.

5. New Shares. The Stockholder agrees that any shares of capital stock of the Company that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership (as defined in

Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Time (“New Shares”), including shares of capital stock of the Company that are acquired by the Stockholder from the exercise, conversion or vesting of warrants, options, restricted stock units and convertible notes shown on Schedule 1, shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof, and the representation and warranties in Section 7 below shall be true and correct as of the date that beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such New Shares is acquired.

6. Agreement to Retain Shares.

(a) From and after the date hereof until the Expiration Time, the Stockholder shall not, directly or indirectly: (i) sell, assign, transfer, tender or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 7(c) below)) any Shares; (ii) deposit any Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto (except as otherwise provided herein); (iii) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of a Lien (as defined in Section 7(c) below)) any Shares; or (iv) take any action that would have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations under this Agreement.

(b) Notwithstanding the foregoing, Section 6(a) shall not prohibit a transfer of Shares or New Shares by Stockholder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of any Stockholder which is an entity, (iii) to any Affiliate of Stockholder, (iv) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar Applicable Law or (v) transfers as Parent may agree in writing in its sole and absolute discretion, so long as, in the case of each of the foregoing clauses, the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares, except as permitted by, and in accordance with, this Agreement.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) the Stockholder has the full power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of the Stockholder and (assuming this Agreement constitutes a valid and binding agreement of Parent) constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) as of the Determination Date (as such term is defined in the Merger Agreement), the Stockholder owns of record the number of Shares indicated opposite such Stockholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever that would hurt or impair the Stockholders’ ability to perform its obligations hereunder (“Liens”), and, subject to laws pertaining to community property as contemplated by the following sentence, has sole or otherwise unrestricted, voting power with respect to such Shares, and none of the Shares are subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. If the Stockholder is a natural person, is married and the Shares constitute community property under applicable Law, Stockholder’s spouse has consented to the execution of this Agreement and has agreed to be bound by the terms and conditions hereof by executing a Spousal Consent in the form attached hereto as Exhibit A and incorporated herein by reference;

(d) the execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder and the compliance by the Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder is bound, or any law, statute, rule or regulation to which the Stockholder is subject or, in the event that the Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Stockholder, except as would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect; and

(e) the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by the Stockholder, except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect.

8. Irrevocable Proxy. By execution and delivery of this Agreement, the Stockholder does hereby appoint Parent and up to three designees of Parent, and each of them individually, with full power of substitution and re-substitution, as the Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholder’s rights with respect to the Shares, in the event the Stockholder does not vote in the manner described in Section 2 of this Agreement, to vote each of the Shares solely in the manner provided for, and with respect to the matters described in, Section 2 of this Agreement (including, if the Board of Directors of the Company has effected (and not withdrawn) an Adverse Recommendation Change with respect to an Intervening Event in accordance with the Merger Agreement, subject to subsection (b) thereof). The Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Time, at which time this irrevocable proxy shall automatically terminate. The Stockholder hereby agrees to take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of the Stockholder’s proxy and hereby revokes any proxies previously granted by the Stockholder with respect to the Shares, and represents to Parent that no such previously-granted proxies are irrevocable.

9. No Solicitation. From and after the date hereof until the Expiration Time, Stockholder shall not, nor shall it permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of, Stockholder or any of its Subsidiaries or Affiliates to, (a) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or other assistance), or take other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be likely to lead to, any Takeover Proposal, (b) participate in any discussions or negotiations regarding, or that may reasonably be likely to lead to, any Takeover Proposal, (c) enter into any agreement with respect to a Takeover Proposal (other than the Merger Agreement), (d) solicit proxies, become a “participant” in a “solicitation” or take any action to facilitate a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any Takeover Proposal (other than the Merger Agreement), (e) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to any Takeover Proposal (other than the Merger Agreement), or (f) except by reason of this Agreement become a member of a “group” (as such term is used in Rule 13d-5(b)(1) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of any Takeover Proposal. Notwithstanding the foregoing, in the event any payment is made that constitutes liquidated damages under to Section 5.06(d) of the Merger Agreement, such payment shall also constitute liquidated damages under this Agreement and the limitations on liability in Section 5.6(d) shall apply hereto and this provision shall be deemed void ab initio.

10. No Agreement as Director or Officer. Notwithstanding anything herein to the contrary, the covenants and agreements set forth in this Agreement, including in Section 9 above, shall not prevent any officer, director, employee or representative of the Stockholder or its Affiliates (each a “Stockholder Representative”), (a) if the Stockholder Representative is serving on the Board of Directors of the Company or is an officer of the Company, from exercising his or her duties, obligations or rights (including, without limitation, any rights to indemnification or advancement of legal expenses and any rights to take any actions permitted by Section 4.02 of the Merger Agreement) as a director or officer of the Company or otherwise taking any action, in each case subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director or officer of the Company, or (b) if the Stockholder Representative is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust.

11. Specific Enforcement. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

12. Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 8.02 of the Merger Agreement and to the Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice). The Stockholder shall be required to give Parent prompt (and in any event within 48 hours) written notice of any breaches of any representation, warranty, covenant or agreement of the Stockholder set forth in this Agreement that would prevent or delay the performance by the Stockholder of his, her or its obligations under this Agreement in any material respect.

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. Neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, Parent may assign its rights and obligations under this Agreement to any Subsidiary or Affiliate.

15. No Waivers. No waivers of any breach of this Agreement extended by Parent to the Stockholder shall be construed as a waiver of any rights or remedies of Parent with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

16. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court located in the State of Delaware. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in (i) the Court of Chancery of the State of Delaware or (ii) if such Court of Chancery lacks jurisdiction, the United States District Court located in the State of Delaware and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.

17. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

18. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s certificate of incorporation and bylaws, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

19. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

20. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CIENA CORPORATION

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Voting Agreement]

SCHEDULE 1

Stockholder & Address	Shares, Warrants, Options, RSUs and Convertible Notes

Annex C

[LETTERHEAD OF JEFFERIES LLC]

May 3, 2015

The Board of Directors

Cyan, Inc.

1383 N. McDowell Blvd, Suite 300

Petaluma, California 94954

The Board of Directors:

We understand that Ciena Corporation, a Delaware corporation (“Ciena”), Neptune Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Ciena (“Sub”), and Cyan, Inc., a Delaware corporation (“Cyan”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Sub will be merged with and into Cyan (the “Merger”) and each outstanding share of the common stock, par value $0.0001 per share, of Cyan (“Cyan Common Stock”) will be converted into the right to receive merger consideration having a value at the closing of the Merger of 0.224 (the “Aggregate Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of Ciena (“Ciena Common Stock”) determined as follows: (i) a number of shares of Ciena Common Stock equal to the product of (a) the Aggregate Exchange Ratio multiplied by (b) 89% (such resulting product, the “Stock Consideration”) and (ii) a cash amount, without interest, equal to the product of (a) the Aggregate Exchange Ratio multiplied by (b) 11% multiplied by (c) the volume-weighted average price per share of Ciena Common Stock on the New York Stock Exchange on the last trading day immediately prior to the closing of the Merger (such resulting cash amount, together with the Stock Consideration, the “Merger Consideration”), in each case subject to adjustment (as to which we express no opinion). We also understand that, immediately following consummation of the Merger, Ciena intends to cause Cyan, as the surviving corporation in the Merger, to be merged with and into Ciena (the “Second Step Merger” and, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by holders of Cyan Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version of the Agreement provided to us on May 3, 2015;

(ii)	reviewed certain publicly available financial and other information about Cyan and Ciena;

(iii)	reviewed certain information furnished to us by the respective managements of Cyan and Ciena relating to the businesses, operations and prospects of Cyan and Ciena, including financial forecasts and estimates relating to Cyan prepared or provided by the management of Cyan and publicly available financial forecasts and estimates relating to Ciena confirmed with the management of Ciena;

(iv)	held discussions with members of the respective senior managements of Cyan and Ciena concerning the matters described in clauses (ii) and (iii) above;

(v)	held discussions, at the direction of the Board of Directors of Cyan (the “Board”), with selected third parties to solicit indications of interest in the possible acquisition of all or a part of Cyan;

(vi)	reviewed the stock trading price history and implied trading multiples for Cyan and Ciena and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Cyan and Ciena;

(vii)	compared the financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Transaction; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors Cyan, Inc. May 3, 2015

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Cyan and Ciena or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the managements of Cyan and Ciena that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise and including, without limitation, liabilities relating to pending litigation in connection with Cyan’s initial public offering or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Cyan, Ciena or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates, including estimates as to potential net operating loss carryforwards and other potential tax attributes of Cyan on a standalone basis, provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been informed, and we have assumed, that such financial forecasts and estimates relating to Cyan which we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cyan as to the future financial performance of Cyan and the other matters covered thereby. With respect to the publicly available financial forecasts and estimates relating to Ciena which the management of Ciena has confirmed as appropriate for use in our analyses with respect to Ciena, we have been informed, and we have assumed, that such financial forecasts and estimates are a reasonable basis upon which to evaluate Ciena. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based and we have assumed that the financial results reflected in the financial forecasts and estimates utilized in our analyses will be realized in the amounts and at the times projected. We have relied upon the assessments of the management of Cyan as to, among other things, (i) the potential impact on Cyan and Ciena of market, cyclical and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the communications networking solutions industry, (ii) the products, technology and intellectual property of Cyan and Ciena (including the validity and associated risks thereof), (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key employees, customers, suppliers and other commercial relationships of Cyan and Ciena, and (iv) the ability to integrate the businesses and operations of Cyan with those of Ciena. At your direction, we have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on Cyan, Ciena or the Transaction (or the contemplated benefits thereof) or that otherwise would meaningful in any respect to our analyses or opinion. We also have assumed, at your direction, that any adjustments to the Merger Consideration will not be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, accounting or tax matters affecting Cyan, Ciena or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, accounting and tax advice given to Cyan or the Board, including, without limitation and at the Board’s direction, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Agreement and related documents. In addition, in preparing this opinion, we have not taken into account any tax or other consequences of the Transaction to any holder of Cyan Common Stock. We have assumed that the Merger and the Second Step Merger, considered together as a single integrated transaction, will constitute a reorganization for U.S. federal income tax purposes pursuant to Section 368(a) of the Internal Revenue Code of

The Board of Directors Cyan, Inc. May 3, 2015

1986, as amended, as contemplated by the Agreement. We further have assumed, at the direction of the Board, that the final Agreement, when signed by the parties thereto, will not differ from the execution version of the Agreement reviewed by us in any respect meaningful to our analyses or opinion. We also have assumed that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Cyan, Ciena or the Transaction (including the contemplated benefits thereof).

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Cyan, nor does it address the underlying business decision by Cyan to engage in the Transaction or the terms of the Agreement or the documents referred to therein, the form or structure of the Merger Consideration or the Transaction, any adjustments to the Merger Consideration, or any term, aspect or implication of any voting agreement, warrant exercise, note conversion or other agreements or arrangements contemplated by or resulting from the Transaction. Our opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the Transaction or any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Cyan or any other party to the Transaction. We express no view or opinion as to the actual value of Ciena Common Stock when issued in the Merger or the prices at which Ciena Common Stock or Cyan Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Merger Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Cyan to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. In addition, Cyan has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, we and our affiliates in the past have provided and in the future may provide financial advisory and financing services unrelated to the Transaction to Cyan, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as an underwriter for the initial public offering of Cyan Common Stock in 2013 and as sole bookrunning manager in 2014 for an offering of Cyan’s 8.00% Convertible Senior Secured Notes due 2019 in the aggregate principal amount of $50 million (the “Convertible Notes”) and warrants to purchase shares of Cyan Common Stock (the “Warrants”). As you are aware, Jefferies holds approximately $5.5 million (representing approximately 11%) of the aggregate principal amount of the Convertible Notes and approximately 1,237,500 Warrants and that certain rights in respect of such Convertible Notes and Warrants (including conversion rights and make-whole payments with respect to the Convertible Notes and exercisability in the case of the Warrants) will be triggered in the event the Merger is consummated. Although we and our affiliates have not provided financial advisory or financing services in the past two years to Ciena for which we or our affiliates have received compensation, we and our affiliates may provide such services to Ciena and its affiliates in the future, for which services we and our affiliates would expect to receive compensation. In addition, in the ordinary course of business, we and our

The Board of Directors Cyan, Inc. May 3, 2015

affiliates may trade or hold securities of Cyan, Ciena and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Cyan Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

Annex D

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

May 3, 2015

The Board of Directors

Cyan, Inc.

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

Dear Board of Directors:

We understand that Ciena Corporation (the “Acquiror”), Neptune Acquisition Subsidiary, Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub”), and Cyan, Inc. (the “Company”) propose to enter into an Agreement (as defined below) pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Transaction”) and each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), subject to certain exceptions, will be converted into the right to receive (i) 0.19936 shares of common stock, par value $0.01 per share, of the Acquiror (“Acquiror Common Stock”); and (ii) an amount of cash, without interest, equal to the product of (A) 0.02464 and (B) the volume weighted average price per share of Acquiror Common Stock on the last trading day immediately prior to the consummation of the Transaction (such consideration set forth in clauses (i) and (ii) above, collectively, the “Consideration”).

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft labelled “Execution Version” of the Agreement and Plan of Merger, dated as of May 3, 2015, among the Acquiror, Merger Sub and the Company (the “Agreement”);

b.	Draft dated May 3, 2015 of the Company Disclosure Letter referred to in the Agreement;

c.	Draft dated May 1, 2015 of the Parent Disclosure Letter referred to in the Agreement; and

d.	Draft labelled “Exhibit A” of the Voting Agreement, dated as of May 4, 2015, by and between the Acquiror and the holder of common stock listed therein;

2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the Company and the Acquiror;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the years ending 2015 through 2019, together with projections that include net operating loss carryforward amounts and usage estimates for the years ending 2015 through 2025;

The Board of Directors of Cyan, Inc.

May 3, 2015

4.	spoken with certain members of the managements of the Company and the Acquiror and certain of the Company’s representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Company Common Stock and Acquiror Common Stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. As you are aware, (i) the management of the Acquiror did not provide us or the Company with, and we did not otherwise have access to, financial forecasts relating to the Acquiror prepared by the management of the Acquiror, and (ii) management of the Company did not otherwise attempt to create any such financial forecasts relating to the Acquiror. Accordingly, with respect to the publicly available research analyst estimates for the Acquiror referred to above, we have reviewed and discussed such estimates with the management of the Company, and we have assumed, with your consent and the consent of such management, that analyst estimates are a reasonable basis upon which to evaluate the future financial results and condition of the Acquiror, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in all such agreements and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with the consent of the Company, that the Transaction will qualify as a tax-free transaction. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, the Company or the Acquiror that would be material to our analyses or this Opinion. We have also relied upon and assumed, without

The Board of Directors of Cyan, Inc.

May 3, 2015

independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock actually will be when issued, pursuant to the Transaction or the price or range of prices at which the Acquiror Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to holders of Company Common Stock will be listed on the New York Stock Exchange.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided financial advisory services to the Acquiror, for which Houlihan Lokey and/or such affiliates have received compensation. Houlihan Lokey and/or certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of the Company and/or the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the affiliates of the Company and/or the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar

The Board of Directors of Cyan, Inc.

May 3, 2015

matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including, but not limited to, any consideration to be received by holders of any (A) warrants to purchase Company Common Stock, or (B) convertible notes issued by the Company (collectively, “Other Consideration”), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror or to any other party (including, but not limited to, any recipients of Other Consideration), except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-a-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Company, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

/s/ HOULIHAN LOKEY CAPITAL, INC.

HOULIHAN LOKEY CAPITAL, INC.

Annex E

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

E-4